As confidentially submitted to the Securities and Exchange Commission on April 7, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Membership Collective Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	7011
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

180 Strand

London, WC2R 1EA

United Kingdom

+44 (0207) 8512300

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Humera Afzal

Chief Financial Officer

Membership Collective Group Inc.

515 W. 20th Street

New York, New York

10011

(212) 627-9800

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Samir A. Gandhi, Esq. Robert A. Ryan, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5900 Facsimile: (212) 839-5599	Richard D. Truesdell, Jr., Esq. Marcel R. Fausten, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 701-5800

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Class A Common Stock, par value $0.01 per share	$	$

(1)	Includes additional shares of Class A Common Stock that the underwriters have an option to purchase. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended, based on the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2021

PRELIMINARY PROSPECTUS

Class A Common Stock

This is our initial public offering. We are offering                shares of our Class A common stock.

Prior to this offering, there has been no public market for shares of our Class A common stock. We currently expect the initial offering price to be between $                and $                per share of our Class A common stock. Certain eligible persons described below will be offered the opportunity to purchase shares of our Class A common stock at a     % discount to the initial public offering price per share. We intend to list our Class A common stock on the New York Stock Exchange under the ticker symbol ‘MCG’ and International Security Identification Number (‘ISIN’)                         .

We are an ‘emerging growth company’ as that term is used in the Jumpstart Our Business Startups Act of 2012 and under applicable Securities and Exchange Commission rules and have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Emerging Growth Company Status.”

Following this offering, we will have two classes of authorized common stock. The holders of our Class A common stock offered hereby will be entitled to one vote per share of Class A common stock, and the holders of our Class B common stock will be entitled to ten votes per share of Class B common stock. Our existing equity owners comprise the Voting Group (as described herein) that will hold all of our issued and outstanding shares of Class B common stock and will have the right pursuant to our Certificate of Incorporation to convert shares of their Class B common stock into shares of Class A common stock on a one-for-one basis.

After giving effect to the sale of the shares of Class A common stock offered hereby, the Voting Group will own Class B common stock, representing    % of the combined voting power of our common stock outstanding after this offering (    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, members of the Voting Group, when voting together as a group, will be able to control any action requiring approval of our stockholders so long as the Voting Group owns a requisite percentage of our total outstanding common stock, including the election and removal of directors and the size of our Board, any amendment of our Certificate of Incorporation, and the approval of any merger or other significant corporate transaction, including a sale of all or substantially all of our assets. Accordingly, we will be a ‘controlled company’ within the meaning of the corporate governance rules of the New York Stock Exchange. See “Management—Director Independence.”

At our request, the underwriters have reserved up to     % of the shares of our Class A common stock to be sold in this offering for sale, at a     % discount to the initial public offering price per share set forth above, to (i) eligible employees (‘UK Eligible Employees’) and eligible members of Soho House (‘UK Eligible Members’ and, together with UK Eligible Employees, ‘UK Eligible Participants’), in each case who are located in the United Kingdom, which sales will be made only pursuant to a prospectus prepared in accordance with the prospectus regulation rules of the Financial Conduct Authority (the ‘FCA’) and made under section 73A of the Financial Services and Markets Act 2000 by one of the selling group members in this offering through a directed share program (the ‘UK Community Offer’) and (ii) eligible employees who are located outside the United Kingdom and eligible members of Soho House who are located in the United States of America (‘Non-UK Eligible Participants’ and, collectively with UK Eligible Participants, ‘Eligible Participants’), which sales will be made by Morgan Stanley & Co. LLC, an underwriter in this offering, through a directed share program (the ‘US Community Offer’ and, together with the UK Community Offer, the ‘Community Offers’). We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases these parties do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms and at the same initial public offering price as the other shares of Class A common stock (with no discount). Shares sold through the Community Offers will not be subject to lockup restrictions. See the section titled “Underwriting – Community Offers” for additional information.

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks that we have described in “Risk Factors” beginning on page 30 of this prospectus, and under similar headings in any amendments or supplements to this prospectus, before making a decision to invest in our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus has not been approved by the FCA and does not constitute an offer to UK Eligible Participants or the general public in the United Kingdom. Any offer to UK Eligible Participants will be made only by means of a prospectus that has been approved by the FCA for use in the United Kingdom.

	Per Share	Total
Public offering price(1)	$	$
Underwriting discount(2)	$	$
Proceeds, before expenses(1)	$	$

(1)

The underwriters have reserved up to         % of the shares of our Class A common stock to be sold in this offering for sale to Eligible Participants in connection with the Community Offers, at an initial offering price of $             per share, which is a         % discount to the initial public offering price per share set forth above. The “total public offering price” and “total proceeds, before expenses” set forth in this table reflect a corresponding reduction in total proceeds that we will receive from our sale of shares in this offering.

(2)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for a detailed description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase, within 30 days of the date of this prospectus, up to an additional                  shares of Class A common stock from us, at the public offering price, less the underwriting discount, as described in “Underwriting.”

The underwriters expect to deliver the Class A common stock against payment in New York, New York on or about                , 2021.

Joint Book-Running Managers

J.P. Morgan	Morgan Stanley	BofA Securities	HSBC

The date of this prospectus is                 , 2021.

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise indicates, any reference to ‘Membership Collective Group,’ ‘MCG,’ ‘our company,’ ‘the company,’ ‘us,’ ‘we’ and ‘our’ refers (i) prior to the exchange of equity interests by equity holders in Soho House Holdings Limited for shares of Class A common stock or Class B common stock (as applicable) in Membership Collective Group Inc. as described in this prospectus under “Prospectus Summary—Our Structure,” to Soho House Holdings Limited and its consolidated subsidiaries and (ii) following such exchange, to Membership Collective Group Inc., the issuer of the Class A common stock being offered hereby, together with its consolidated subsidiaries.

Neither we nor any of the underwriters have authorized anyone to provide you with any information other than the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of their respective dates or the date or dates specified in those documents. Our business, financial condition, liquidity, results of operations or prospects may have changed since those dates.

For investors outside the United States (including UK Eligible Participants), with respect to this prospectus and other than as indicated below in respect of UK Community Offer, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or the offer and sale of the Class A common stock in any jurisdiction where action with respect to this prospectus for that purpose is required, other than in the United States. Persons outside the United States (including UK Eligible Participants) who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A common stock and the distribution of this prospectus outside the United States.

For UK Eligible Participants: This prospectus has not been approved by the FCA and does not constitute an offer to UK Eligible Participants or the general public in the United Kingdom. We have prepared a prospectus in accordance with the prospectus regulation rules of the FCA in connection with the offer and sale of the Class A common stock to UK Eligible Participants, made under section 73A of the Financial Services and Markets Act 2000. Any offer to UK Eligible Participants will be made only by means of the prospectus that has been approved by the FCA for use in the United Kingdom.

Unless otherwise indicated, all references in this prospectus to the number and percentages of shares outstanding following the completion of this offering:

•	Reflects the initial public offering price of $ per share of Class A common stock, which is the mid-point of the price range set forth on the cover of this prospectus;

•

Assumes the conversion of all outstanding senior convertible preference shares of Soho House Holdings Limited into an aggregate of                  shares of Class A common stock of Membership Collective Group Inc. immediately upon the closing of this offering, based on the assumed initial public offering price of $             per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus.

•	Assumes no exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock from us; and

•

Reflects the exchange of equity interests in Soho House Holdings Limited for all of the issued and outstanding Class B common stock of Membership Collective Group Inc., as described under “Prospectus Summary—Our Structure”.

i

GLOSSARY

As used in this prospectus, unless the context otherwise requires:

•	‘Adult Paying Members’ refers to all Soho House members excluding child members and complimentary members.

•

‘Cities Without Houses’ is a type of membership for people who live in cities where we do not have a physical House. Cities Without Houses members are able to access our existing Houses whenever they travel.

•

‘Every House’ is a type of membership that entitles a member to access each of our Houses globally, provided that access to Little Beach House Malibu requires a membership supplement from existing Every House members.

•

‘Frozen members’ refers to Soho House members who have elected to suspend their membership payments on a six, nine or twelve month basis, during which period the member is not able to gain access to a Soho House site as a member, access our membership Apps, or book bedrooms or Cowshed treatments or products at discounted member rates.

•

‘House’ refers to a physical Soho House location, where each club is based, that we own, lease or manage. We operate and own a non-controlling interest in several of our Houses with one or more unaffiliated partners, and in the cases of Soho House Istanbul and Soho House Mumbai, we have no ownership interest but manage the House through a management contract. When we refer to a ‘House’ in this prospectus, we refer to any House in operation, irrespective of whether our interest in that House is (i) controlling, (ii) operated through a non-controlling interest in a joint venture or (iii) operated through a management contract.

•	‘Local House’ is a type of membership that entitles a member to access a single House in a particular city.

•

‘Members’ refers to those members who pay their annual membership fees as well as members who were provided and retain complimentary memberships, which were primarily granted in the earlier years of our growth typically in exchange for services to us.

•

‘Soho House Digital Membership’ is a paid digital-only membership that we plan to launch in late 2021, which will enable our Soho House members to connect, communicate and collaborate anywhere in the world.

•

‘Soho Friends’ is a type of paid membership that offers access to certain physical spaces, including Soho House bedrooms and Soho Studios, and benefits at our restaurants and online retail brands, but does not offer full access to our Houses.

•	‘SOHO HOME+’ is a type of paid membership that offers price discounts, free delivery and design advice in connection with our Soho Home retail brand.

•	‘Soho House Design’ refers to our business segment that provides the design and, where applicable, build-out of our Houses and other units.

•	‘U27’ refers to a membership for our Soho House members who are aged 27 years or younger with a membership rate that is applicable through to their 30th birthday.

•

‘Voting Group’ refers collectively to our Chief Executive Officer, Mr. Nick Jones, one of our board members, Mr. Richard Caring, and certain affiliates of our sponsor, The Yucaipa Companies, LLC, acting together as a group pursuant to the provisions of a Stockholders’ Agreement between us and each member of the Voting Group, so long as the Voting Group owns a requisite percentage of our total outstanding common stock. Immediately following the consummation of this offering, the Voting Group will hold all of our issued and outstanding Class B common stock, and as a result, when voting together as a group, will be able to control any action requiring the approval of our stockholders in the circumstances described herein under “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

•	‘Wait list’ refers to our waiting list of applicants who have not been admitted to membership and that have applied since January 1, 2016.

BASIS OF PRESENTATION

FISCAL PERIOD

We operate on a fiscal year calendar consisting of a 52- or 53-week period ending on the last Sunday in December of that calendar year or the first Sunday in January of the next calendar year. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Our 2018 fiscal year ended on December 30, 2018 (‘fiscal 2018’), our 2019 fiscal year ended on December 29, 2019 (‘fiscal 2019’) and our 2020 fiscal year ended on January 3, 2021 (‘fiscal 2020’). Fiscal 2019 and fiscal 2018 were each a 52-week year. Fiscal 2020 was a 53-week year. A 53-week year may cause our fiscal 2020 revenue, expenses and other results of operations to be higher in that fiscal period compared to other 52-week fiscal periods due to an additional week of operations. Our 2021 fiscal year will end on January 2, 2022 (‘fiscal 2021’).

PREDECESSOR

Soho House Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands on December 15, 2017, is the predecessor holding company of our group. Prior to this offering, we have formed Membership Collective Group Inc., a Delaware corporation and the issuer of the Class A common stock offered hereby. Immediately prior to the consummation of this offering, (a) certain existing stockholders of Soho House Holdings Limited consisting of the Voting Group members will exchange their equity interests in Soho House Holdings Limited for a number of shares of Class B common stock of Membership Collective Group Inc. having an equivalent value and (b) certain other existing stockholders of Soho House Holdings Limited who are not members of the Voting Group will exchange their equity interests for a number of shares of Class A common stock or Class B common stock, as applicable, of Membership Collective Group Inc. having an equivalent value. Following these exchanges, Soho House Holdings Limited will be a wholly-owned subsidiary of Membership Collective Group Inc. The consolidated financial statements of Soho House Holdings Limited are accordingly included elsewhere in this prospectus on the basis that it will be the predecessor to, and following the exchange of equity interests described above, a wholly-owned subsidiary of, Membership Collective Group Inc.

FUNCTIONAL CURRENCY AND FOREIGN EXCHANGE

Our functional currency is the British pound sterling (‘GBP’) and our consolidated financial statements are presented in United States dollar (‘USD’). The functional currency is the currency of the primary economic environment in which an entity’s operations are conducted. The functional currency of our subsidiaries is generally the same as the local currency. We translate the financial statements of our subsidiaries into the functional currency using exchange rates in effect on the balance sheet date for assets and liabilities and average exchange rates for the period for statement of operations accounts, with the difference recognized in accumulated other comprehensive income. We translate our consolidated financial statements into the presentation currency (USD) using exchange rates in effect on the relevant balance sheet date for assets and liabilities and average exchange rates for the period for statement of operations accounts, with the difference recognized as a separate component of stockholders’ equity.

The following exchange rates were used to translate our consolidated financial statements and other financial and operational data shown in constant currency:

	January 3, 2021	December 29, 2019	December 30, 2018
Great Britain pound sterling	$1.37	$1.31	$1.27
Canadian dollar	0.78	0.77	0.73
Euro	1.22	1.12	1.14
Hong Kong dollar	0.13	0.13	0.13
Israeli new shekel	0.31	0.29	—

	Average for the Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Great Britain pound sterling	$1.28	$1.28	$1.34
Canadian dollar	0.74	0.75	0.77
Euro	1.14	1.12	1.18
Hong Kong dollar	0.13	0.13	0.13
Israeli new shekel	0.29	0.28	—

JOINT VENTURES AND VARIABLE INTEREST ENTITIES

We operate and own a non-controlling interest in several of our Houses with one or more partners. Specifically, Soho House Toronto, Soho House Barcelona, Little Beach House Barcelona, the hotel rooms and restaurant at 56-60 Redchurch Street and Redchurch Townhouse, London, are owned through joint ventures and are not consolidated for purposes of the preparation of our consolidated financial statements. Accordingly, our share of the revenues for these Houses does not appear within our consolidated Total Revenues in our consolidated statement of operations for the financial periods shown in this prospectus. For purposes of calculating Adjusted EBITDA, however, our share of Adjusted EBITDA from these Houses in which we operate and own a non-controlling interest has been included. See “Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

NON-GAAP FINANCIAL MEASURES

This prospectus contains certain financial measures, including Adjusted EBITDA, House-Level Contribution and Margin, Other Contribution and Margin and certain financial measures presented on a Constant Currency basis that are not required by, or presented in accordance with, accounting principles generally accepted in the United States of America (‘GAAP’). We refer to these measures as ‘non-GAAP financial measures.’ We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures, tax position, depreciation, amortization and certain other expenses that we believe are not representative of our core business. We use these non-GAAP financial measures as operating metrics for business planning purposes and in measuring our performance.

The non-GAAP financial measures we use herein are defined by us as follows:

ADJUSTED EBITDA. Adjusted EBITDA is a supplemental measure of our performance. Adjusted EBITDA is defined as net income (loss) before depreciation and amortization, interest expense, net, provision (benefit) for income taxes, adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These other items include, but are not limited to, loss (gain) on sale of property and other, net, share of loss (profit) from equity method investments, foreign exchange, pre-opening expenses, non-cash rent, deferred registration fees, net, share of equity method investments adjusted EBITDA, share-based compensation expense as well as certain other expenses, net (See “Summary Historical Consolidated Financial and Operating Data” included elsewhere in this prospectus). We have chosen to exclude pre-opening expenses as they are not considered indicative of our ongoing operations, including costs related to new House openings, which are incurred on a non-recurring basis with respect to any particular House when opened. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses (income) that do not relate to ongoing business performance.

HOUSE-LEVEL CONTRIBUTION AND MARGIN. House-Level Contribution is defined as House Revenues less In-House Operating Expenses, which includes expense items such as food and beverage costs, labor costs, variable overheads and fixed costs, such as rent. It does not reflect the impact of depreciation, amortization, impairment, gain or loss on sale of property, or general and administrative expenses. House-Level Contribution Margin is defined as House-Level Contribution as a percentage of our House Revenues and is a key determinant of our performance and profitability and our return on the investment we make in each of our Houses. Our management considers House-Level Contribution and House-Level Contribution Margin to be an important management measure to evaluate the performance and profitability of each House, and growth in aggregate House-Level Contribution allows us to leverage our general and administrative costs and improve overall profitability.

HOUSE MEMBERSHIP REVENUES. House Membership Revenues are comprised primarily of annual membership fees and one-time registration fees from Soho House members which are amortized over 20 years.

IN-HOUSE REVENUES. In-House Revenues include all revenues realized within our Houses, including food and beverage, accommodation and spa products and treatments.

HOUSE REVENUES. House Revenues is defined as House Membership Revenues plus In-House Revenues, less Non-House Membership Revenues.

OTHER CONTRIBUTION AND MARGIN. Other Contribution is defined as Other Revenues less Other Operating Expenses, which includes expense items not related to the operation of Houses, such as labor costs, variable overheads and fixed costs, such as rent. It does not reflect the impact of depreciation, amortization, impairment, gain or loss on sale of property, or general and administrative expenses. Other Contribution Margin

v

defined as Other Contribution as a percentage of our Other Revenues and is a key determinant of our performance and profitability and our return on the investment in our non-House business. Our management considers Other Contribution and Contribution Margin to be an important management measure.

CONSTANT CURRENCY. Some of our financial and operational data that we disclose in this prospectus is presented on a ‘constant currency’ basis to isolate the effect of currency changes during the period. Where we refer to a measure being calculated in ‘constant currency,’ we are calculating the dollar change and the percentage change as if the exchange rate that is being used in the current period was in effect for all prior periods presented except where we discuss a comparison of our results comparing fiscal 2019 to fiscal 2018, in which case we calculate constant currency for fiscal 2018, using exchange rates in effect in 2019. We believe that this calculation provides a more meaningful indication of actual year over year performance and eliminates any fluctuations from currency exchange rates.

While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenues or net income (loss), in each case as recognized in accordance with GAAP. In addition, other companies may calculate one or more of these measures differently, which reduces the usefulness of any such measure as a comparative measure. For more information regarding these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP financial measures, see our consolidated financial statements and notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition—Key Performance and Operating Metrics Evaluated by Management.”

ADDITIONAL FINANCIAL MEASURES

AND OTHER DATA

Other financial measures and operating data that we use herein are defined by us as follows:

•

‘Active App Users.’ Our digital platforms are an important driver of the expansion of our brands. We define Active App Users as unique users who have logged into any of our membership Apps, which currently includes our Soho House App (‘SH.APP’) and our Soho Friends App, within the last three months.

•

‘Number of Houses and New House Openings.’ The number of Houses reflects the total number of Houses in operation and the number of new House openings in a given period, irrespective of whether our interest in the House is (i) controlling, (ii) operated through a non-controlling interest in a joint venture or (iii) operated through a management contract. Management reviews the number of members from all Houses to assess new member growth, total House Revenues and House-Level Contribution.

•

‘Number of Members and Membership Growth.’ Our membership model is an integral part of our business and has a significant impact on our profitability and financial performance. Typically members hold an Every House membership or a Local House membership. Member count is the primary driver of Membership Revenues and is also a critical factor in In-House Revenues as members utilize the hospitality and service offerings that are provided within the Houses. The extent to which we achieve growth in our membership base, retain existing members and periodically increase our membership fee rates will impact our profitability. We have historically enjoyed strong member loyalty, reflected by very high retention rates, achieving an average annual Soho House Member Retention rate of 94% between fiscal 2016 and 2020, and robust demand for our memberships, as evidenced by the considerable wait lists for most of our Houses. The year-over-year increase in our total number of members is driven by a combination of increases in membership at existing Houses and members from new Houses.

•

‘Soho House Member Retention.’ Soho House Member Retention is defined as the number of Adult Paying Members at the beginning of a period less the number of Adult Paying Members who cancelled their membership during that same period (without giving any effect to Adult Paying Members who froze their memberships during such period), as a proportion of total Adult Paying Members at the beginning of such period.

LETTER FROM OUR FOUNDER AND CHIEF EXECUTIVE OFFICER

A letter from Nick Jones,

Founder and CEO

Members are at the heart of everything we do

Since founding Soho House in 1995, I’ve been obsessed with making sure that our members are always at the heart of everything we do – we are nothing without them. This approach has continued to be our guiding principle over the last 25 years, from when we started as one small club in London, through our global expansion, to now becoming the Membership Collective Group.

All I’ve ever wanted to do is to continually make membership better and everything we have done has been led by our members. We opened Babington House, our second club in Somerset, UK after members kept saying ‘wouldn’t it be great to have a version of Soho House in the countryside?’ Next it was, ‘Well, how about one in New York, or one in west London?’ Soho Home, our retail business, was born out of the frequent enquiries from our members and guests about where we sourced our mattresses, furniture, glassware and linens.

Much of the success of Soho House has been down to our ability to respond and adapt to shifting lifestyle trends as well as to the needs of our progressive and forward-thinking membership base. Over the years, the growth of our membership has reassured me that as we have expanded, we have also continued to add value to the member experience. It’s hugely satisfying for me when people who have been members since the very beginning tell me their children are applying for membership. Aside from making me feel a little old, it speaks to our ability to stay relevant, and remain an ever-evolving part of the global cultural landscape.

My personal mantra, which I’m sure every member of my team has heard me say so often they repeat it in their sleep, is ‘under promise, over deliver’. By this I mean I have never wanted to make grand statements, or shout from the rooftops that what we do is the best. Rather, Soho House has been built steadily on the strong foundations of warmth, quality, comfort and familiarity – and I firmly believe that it is these principles which have garnered such loyalty, support and a deep-rooted connection with our members.

The Membership Collective Group

After 25 years, we now find ourselves in the position of being a global platform for our memberships. I’m incredibly proud of how we’ve grown memberships for social, work, and retail under Soho House, and have evolved our platforms to create new opportunities for our existing members, as well as potential new members. Now, as MCG, we can leverage the expertise and infrastructure we have built, add new membership concepts such as The Ned and Scorpios, and enable our members to connect and flourish all over the world.

We will continue to open physical Houses – expanding our footprint across Europe, the Americas, Asia and Africa – and launch new types of membership that can be scaled globally. As well as guiding our decision-making on future House locations, the appetite for Cities Without Houses membership has also given us proof of concept for a digital membership, not tied to a physical space.

Offering a new digital-only option will make our membership truly global and diverse, enabling the best creatives from all over the world to make meaningful connections with each other: from a 22-year old Ghanaian scriptwriter to an established producer in West Hollywood, or the founder of an emerging tech start-up in Jakarta to a digital designer in Beirut.

My vision for the Soho House app (SH.APP) has always been for it to be like having a House in your pocket. It’s our central destination for members to make bookings and payments, to connect with each other and access video content and podcasts – made for our members by our members. With this digital infrastructure in place, and a membership that thrives within a virtual space, there is scope for highly scalable connection, all over the world.

The next 25 years

As the business has ‘grown up’, our culture has evolved whilst still retaining the unique energy that’s been integral in getting us to where we are today. We’ve strengthened our leadership team with new talent that complements the passion, experience and vision of our multiple long-standing employees who have grown up with the business themselves.

We’ve also put a renewed focus on our company values, and launched our social responsibility and sustainability program, House Foundations – which covers the important work we have started on diversity and inclusion, sustainability, mentorship and apprenticeships. We are committed to reflecting a rich cross-section of people and experiences, from the members who sit on our committees around the world to our employees at all levels within the business. There’s much progress still to be made on all of these initiatives, and they will continue to be a priority for me personally.

Whilst we’ve expanded globally, we have been single-minded in retaining a local sensibility. Every new space or project receives the same dedicated focus and passion as our original House opening on Greek Street, Soho. We never take anything for granted, we’re grateful for every one of our members’ support, we’re always learning, listening and trying to improve.

As we ready ourselves to take the step of becoming a public company, our commitment to putting members at the heart of everything we do remains steadfast. This move will enable us to accelerate our investment in improving our member’s physical and digital experiences, always taking a long-term view on what is right for them and their membership.

As we grow, the value of our membership grows as members access new spaces, new communities, new connections, new content and new experiences. There is so much opportunity for growth, and this IPO means we can share this journey with our members, our teams and our new investors.

Best wishes,

Nick Jones

Founder and CEO

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to invest in our Class A common stock. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read “Risk Factors” beginning on page 30, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 79 and the consolidated financial statements and notes thereto and other financial information included elsewhere in this prospectus.

In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Market Data.” Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate.

MEMBERSHIP COLLECTIVE GROUP (‘MCG’)

The Membership Collective Group (MCG) is a global membership platform of physical and digital spaces that connects a vibrant, diverse group of members from across the world. These members use the MCG platform to both work and socialize, to connect, create, have fun and drive a positive change.

We began with the opening of the first Soho House in 1995 and remain the only company to have scaled a private membership platform with a global presence. Over the last 25 years, we have expanded our membership expertise and diversified our offerings — both physically and digitally. As of January 3, 2021, we have over 118,500 members (including over 113,500 Soho House members) who engage with MCG through our global portfolio of 27 Soho Houses, nine Soho Works, The Ned in London, Scorpios Beach Club in Mykonos, Soho Home, our interiors and lifestyle retail brand, and our digital channels.

The central pillar of MCG is Soho House, which drives the majority of our membership, revenue and profit today. Since the opening of our first House in the Soho district of London in 1995, we have successfully identified the demand for a premium membership offering that caters to a progressive, creative and diverse global audience. Today, we believe our membership offering, consistently high standards of service, and our global footprint remain unparalleled. As of January 3, 2021, Soho House is a membership of more than 113,500 creative and loyal individuals. A Soho House membership offers access to a network of distinctive and carefully curated Houses, across North America, the United Kingdom, Europe and Asia, which serve as the cornerstone of our member experience. We enhance our member experience through our digital channels, including our app (the ‘SH.APP’) and our website. Annually, we host thousands of physical and digital member events worldwide, spanning film, fashion, art, food and drink, well-being, work and music — and help our members forge connections to bring them closer together.

Our membership expertise, honed through the growth of Soho House, has led to our evolution into the Membership Collective Group, a home to numerous memberships including Cities Without Houses, Soho Works, Soho Friends, Soho House Digital Membership (which we plan to launch in late 2021), SOHO HOME+ and Ned’s Club. By designing, curating and growing our membership offering, our membership platform can quickly and easily respond to shifting lifestyle trends and the evolution of our members’ needs. Our memberships work together, allowing us to reach new audiences with a set of interconnected offerings.

Everything we do across these memberships begins and ends with our members. The foundation of our member experience has been crafted over our 25-year history and is built on the following pillars:

Membership: We are in the business of forging connections and bringing people together. Our diverse global membership is the soul of our company. It is the people that define our culture and shape the experience — in turn attracting new members.

Physical and digital spaces: We create and operate interconnected spaces. Each of our physical locations is designed to reflect our members and the local community that they serve. Our digital platforms extend our connection with members beyond our physical spaces, in turn significantly enhancing the member experience.

Design: Our design DNA is instantly recognizable across all of our membership models, whether in our Houses, Soho Works, The Ned, Scorpios Beach Club or Soho Home. While each House is unique, they each have a consistency in their architectural and interior style that has come to define the Soho House experience. In each new House or site that we develop for our other brands, this style is interpreted for local tastes and preferences, reflecting the culture of the respective city.

Services, products and experiences: Our member-obsessed culture drives us to relentlessly improve the quality of the services, products and experiences we offer to our members. We do not cut corners or compromise on quality, taking the long-term view that there is no substitute for the highest quality services, products and experiences when it comes to fostering loyalty from our members.

Innovation: We have always strived to adapt and evolve by anticipating our members’ needs and wants. Innovation has always been part of our culture and approach, and we have used that mindset to create new memberships to serve a wider audience of people who desire personal connection via new channels.

House Foundations: We are committed to integrating the pillars of our social responsibility and sustainability program, House Foundations, into everything we do.

Sitting at the heart of MCG, Soho House has a highly loyal membership base, with annual Soho House Member Retention rates averaging 94% between fiscal 2016 and 2020. Our membership has remained resilient through multiple economic cycles and the COVID-19 pandemic. When our physical sites were forced to close as a result of the COVID-19 pandemic, there was minimal impact on the retention of Soho House members, with the Soho House Member Retention rate remaining at 92% for fiscal 2020. We also saw the demand across all of our membership brands strengthen, with over 30,000 applications for our membership brands submitted during fiscal 2020. The power of our model is driven by the important role we believe that we play in our members’ lives and the value we consistently provide them for their membership fees. We believe our retention compares favorably to leading consumer subscriptions or memberships—across music, media, fitness, entertainment and commerce.

The demand for our membership is also demonstrated by our large and growing global wait list, which as of January 1, 2021 stands at over 48,000 applicants. Awareness of our distinct membership offerings and their scarcity is spread by our members organically through word of mouth, social media and press coverage. With virtually no marketing or sales costs associated with acquiring new members, we have been able to grow our membership by a 16% compound annual growth rate (‘CAGR’) between fiscal 2016 and 2020, while expanding our Membership Revenue at a 24% CAGR during the same period.

There are multiple consumer forces at play that have increased the relevance of memberships. We have observed a secular shift in the ways that people live and work—with less time spent in traditional corporate offices and more time in social spaces that encourage creativity and mutual engagement. We believe that these trends will only accelerate, and that the freedom to be able to choose where to live and work—particularly in light of the COVID-19 pandemic—will likely have a significant impact on our target market. We believe this will create an even greater demand for curated communities that can grow and thrive in a more deliberate environment.

For fiscal 2020, we had total revenues of $384 million, a net loss of $(235) million and Adjusted EBITDA of less than $1 million. For fiscal 2019, we had total revenues of $642 million, a net loss of $(128) million, and Adjusted EBITDA of $86 million. For fiscal 2018, we had total revenues of $575 million, a net loss of $(90) million, and Adjusted EBITDA of $77 million. For fiscal 2020, of our $384 million in revenue, $177 million (46%) was attributable to Membership Revenues, $127 million (33%) to In-House Revenues, and $81 million to Other Revenues (21%). For fiscal 2019, of our $642 million in revenue, $168 million (26%) was attributable to Membership Revenues, $312 million (49%) to In-House Revenues, and $162 million to Other Revenues (25%). For fiscal 2018, of our $575 million in revenue, $134 million (23%) was attributable to Membership Revenues, $271 million (47%) to In-House Revenues, and $170 million to Other Revenues (30%). Please see “—Summary Historical Consolidated Financial and Operating Data” for a definition of Non-GAAP Adjusted EBITDA and a reconciliation to net loss, the most directly comparable GAAP measure.

Membership Revenues are comprised of annual membership fees and one-time initial registration fees paid by members. In-House Revenues include all revenues realized within our Houses, including food and beverage, accommodation, and spa products and treatments. Other Revenues include all revenues not realized within our Houses, including Scorpios, Soho Works and standalone restaurants, design and procurement fees from Soho House Design and Soho Home among others.

TOTAL MEMBERSHIP (THOUSANDS)	MEMBERSHIP REVENUE (MILLIONS)

*	Represents Soho House Member Retention only.

OUR MEMBERSHIP PLATFORM

All of our memberships have been built to enrich the lives of their members, as well as expand our membership offering to a broader audience.

SOHO HOUSE

Soho House remains at the core of our membership platform by creating a foundation upon which additional membership businesses can be built and scaled. While our physical Houses provide our foundation, the people inside them are the soul of Soho House. As a membership founded for the creative industries, we are proud to have championed members who have gone on to shape our cultural landscape as world class writers, artists, performers, directors, founders, designers, and producers – all reflecting the spirit and energy of Soho House.

The membership of each House is assembled by a select committee of influential creatives and innovators that represent the local area in which the membership is founded. Our members actively engage in creating the culture of each House, helping to shape and localize it by participating in member events and contributing to editorial and digital content. We believe this adds to the value of each House, enriching the membership and enhancing the attractiveness of membership to prospective members worldwide. With a current US Every House annual membership fee of approximately $3,400 providing access to all of our Houses globally, we believe our membership offering provides compelling value to our members that increases as we add new Houses and more members to our global community. Our Houses attract members from every demographic, with members from “Generation Z” (21 years old and younger) and “Millennials” (22- to 37-year-olds) constituting the fastest-growing cohorts. We also believe that the pricing of our In-House offerings represents great value to our members because of the level of quality provided, reinforcing the overall membership experience, rewarding their brand loyalty and creating opportunities for future and recurring revenues.

Information on the websites and social media platforms referenced above is not incorporated by reference into this prospectus.

We created the following types of membership under Soho House to reach a broader audience and enhance the experience of our existing members:

•	CITIES WITHOUT HOUSES

In 2017, we introduced a new type of Soho House membership known as Cities Without Houses (‘CWH’), which opens up the Soho House membership to people who live in cities where we do not yet have a physical House. This membership allows us to welcome members to our global community in new geographies, generates additional revenues on our existing base of Houses and provides intelligence for future growth, which we have employed to open new Houses in certain locations, including in Austin, Texas and Paris, both of which are expected to open in 2021. We currently have more than 5,100 CWH members across 44 cities, paying an annual US membership price of $2,630.

•	SOHO HOUSE DIGITAL MEMBERSHIP

The ambition for Soho House has always been to create a truly global membership that brings creative people together, from all over the world. We believe that we will be able to achieve this through the introduction of Soho House Digital Membership—a new, paid digital-only membership that we plan to launch in late 2021. Not limited by our physical footprint, Soho House Digital Membership will expand our global reach, allowing us to move further into Asia, Africa and South America, adding fascinating creatives from dynamic cities to our membership.

Soho House Digital Membership will be subject to the same application and approval process as Soho House membership, allowing like-minded individuals to connect, communicate and collaborate with each other, in a purely digital space through the SH.APP. It will make our membership truly diverse, and will enable the best creatives from all over the world to make meaningful connections with each other. In the same way that we’ve grown Cities Without Houses membership in 44 cities around the world, we will use our connections and liaisons on the ground in new cities to build awareness of digital membership, growing it organically through existing creative communities.

By leveraging our digital platforms in this way, and removing the reliance on physical spaces to experience the benefits of our membership, we have created a gateway to previously untapped growth opportunities. We believe this new membership type will be attractive to potential members who are already used to socializing, networking and working digitally. Existing Soho House members will also receive the full functionalities of the Soho House Digital Membership, and therefore, the introduction of the Soho House Digital Membership only serves to improve the richness of their membership experience, making it more valuable – with new opportunities to connect with and consume content from a truly global and diverse membership base.

•	SOHO FRIENDS

There is a significant number of people who enjoy the Soho House way of living and who have already visited our Houses as guests, stayed in our bedrooms, or visited our public restaurants and spas, but do not currently have a Soho House membership. To respond to this audience, we launched Soho Friends in November 2020 for an annual subscription cost of £100. We offer access to physical spaces, including Soho House bedrooms, and Soho Studios (our new social spaces for Soho Friends and Soho House members) that host curated programs of events and screenings, with additional benefits from our restaurants, spas and online retail brands, although Soho Friends do not have full access to our Houses. Between November 2020 and January 2021, we have received over 4,000 applications, the majority of which originated from a recommendation of a Soho House member or an MCG employee, and accepted over 2,100 Soho Friends members. We intend to grow this membership brand in a measured way so that our Soho House members continue to account for the majority of visitors to our Houses and restaurants.

SOHO HOME

Soho Home was created as a result of the constant requests from our members to recreate the look and feel of the Houses in their own homes. Soho Home is an interiors and lifestyle retail brand that offers handcrafted furniture, lighting, textiles, tableware and accessories through e-commerce. Over the past year, we have transformed Soho Home into a high growth retail business, and in October 2020, we launched SOHO HOME+, which is a subscription-based membership platform with over 1,800 members as of January 3, 2021, that offers price discounts, free delivery, and expert design advice plus early access to new collections and seasonal sales for an annual price of £60.

SOHO WORKS

First launched in 2015, Soho Works provides its members with the space and resources to work alongside other like-minded individuals and businesses — facilitating connections and providing the tools to flourish. Aimed at existing Soho House and Soho Friends members, Soho Works draws on the same design principles and membership ethos as Soho House, but is a space purposed entirely for work and creative collaboration.

Beginning with one location in London, we have since opened eight additional sites in London, New York and Los Angeles over the last two years and as of January 3, 2021, we had over 1,000 members. Soho Works membership rates vary by location and Soho House membership status. For Soho House members, a US Soho Works membership ranges from $250—$600 per month, depending on membership type.

SCORPIOS BEACH CLUB

Set in a cove on the southern tip of Mykonos, Scorpios offers a one of a kind beach experience with a well- established globally recognized brand. With a restaurant, terraces and daybeds, and a distinctive wellness offering, Scorpios enriches the lives of its guests who are looking to escape from their daily lives. We believe the Scorpios concept has significant potential to expand into additional locations as a key part of our platform and we expect to open our second site in Tulum, Mexico at the end of 2022. While we do not currently offer a standalone membership, there is significant interest from our customers to do so and we therefore plan to launch a unique Scorpios membership in 2022.

THE NED

The Ned has created a new space in the heart of the City of London for its members to meet, eat, drink and socialize. The Ned brand seeks to embody a “city within a city” full-service destination, by playing host to multiple restaurants, bedrooms, a range of grooming services, spa, gym and a full service members’ club. The membership offered by The Ned (‘Ned’s Club’) is aimed at a broader group of professional people. As of January 3, 2021, Ned’s Club had over 2,900 members paying an annual subscription price of £3,150, and intends to expand into additional cities beyond London, as well as launch Ned Friends – a more accessible membership similar to Soho Friends, for frequent visitors and customers of The Ned. We receive management fees under our hotel management contract for the operation of The Ned.

OUR STRENGTHS

We have eight core strengths that give the Membership Collective Group an enduring competitive advantage:

TWENTY-FIVE YEARS OF EXPERIENCE

We are the only company to have pioneered and scaled a private membership platform with a global presence, anchored in a loyal and diverse member community, and network of interconnected physical and digital spaces. Each of our communities serve as cultural cornerstones in their respective cities, and we attribute our success to the first-mover advantage, gained through identifying a unique opportunity in the marketplace early.

Crucially, the value of our membership and brand strengthens as we expand into new cities and properties, which is in contrast to other membership-based companies that may experience brand dilution as they scale. The value of an Every House membership becomes more compelling to both new and existing members as we grow our business, enhancing our revenue potential.

A GROWING AND LOYAL MEMBERSHIP

The MCG’s annual membership fees from our growing network of more than 118,500 members (including over 113,500 Soho House members) as of January 3, 2021, create a recurring and predictable revenue stream that has proven to be resilient across economic cycles. The stability of our Membership Revenue is further supported by our industry-leading retention rates, averaging approximately 94% for annual Soho House Member Retention between fiscal 2016 and 2020.

The broad appeal of our membership underpins our attractive long-term growth, and we have seen the relevance of our curated membership grow over time. Since we enabled non-members to register and create public accounts on our website for the first time in April 2020, we have seen approximately 242,000 non-members sign-up to our site as of January 2021. Our Membership Revenues have grown from 19% of Total Revenues in fiscal 2016 to 46% of Total Revenues in fiscal 2020, representing a 24% CAGR over that time period.

A WAY OF LIVING

We have established a distinctive style and way of living that has given our memberships a notable presence in popular culture, evidenced by our strong social media following. As of January 2021, we have over 1.2 million Instagram followers across our global accounts. Over the last 12 months, our social media reach has grown by almost 25%, with our engagement rate increasing 63% year on year. Our brand recognition extends far beyond our current geographic footprint, providing a distinct advantage in the execution of our growth plan.

A PLATFORM TO LAUNCH NEW MEMBERSHIPS

We have developed a deep understanding of membership businesses, and built digital systems and in-house design and development teams, which together form the foundation of our membership platform. We are able to significantly reduce start-up costs and absorb expenses associated with launching and operating a new membership by leveraging our existing membership base and physical and digital assets, which we believe can lead to an attractive margin as the membership matures.

Over the last two years we have developed a digital platform which is feature rich, robust and scalable. The platform powers our member experiences – both on the SH.APP and on our web platforms and serves as the backbone for acquisition, membership management and member services. We have customized this platform through proprietary technology combined with best of class software. Our data warehouse and use of single-sign-on technology extends the platform allowing our members to use digital products seamlessly – whether in our Houses or outside – with their experiences appropriately personalized. We extended the platform for new types of memberships in 2020, and subsequently for associated businesses, and in late 2021 we plan to launch our new, paid digital-only Soho House Digital Membership.

A FLEXIBLE REAL ESTATE MODEL

Our highly stable and visible membership base enables us to consider non-traditional real estate and provides us with opportunities to create unique spaces with character and soul. Soho House Design, our talented team of in-house designers and architects have transformed a variety of historic or under-utilized buildings into vibrant spaces that have become cornerstones of their emerging and culturally rich neighborhoods. Given our market recognition, we are constantly approached by landlords and developers directly to consider their properties for our new locations, and act as anchor tenant, resulting in more efficient acquisition and development costs.

Our real estate partners benefit from the impact of the Soho House brand on the value of their underlying property and surrounding neighborhood. This enables us to achieve favorable lease agreements, increase tenant improvement allowances from landlords to support our capital light expansion, and in some cases receive a share of the upside in the value of the property. Such dynamics have allowed us to open multiple Houses in a capital efficient manner across Shoreditch, London, the Meatpacking district in New York, the Gothic Quarter in Barcelona and the downtown industrial arts district in Los Angeles. We expect to increasingly apply our capital light model to the future Houses in our pipeline. We typically enter into long-term leases (20-year initial term plus multiple extension options) that provide us with certainty of long-term usage of the real estate.

MULTIPLE PATHWAYS TO DRIVE GROWTH

We are currently present in 62 markets globally across our membership base, demonstrating our strong track record of international expansion but significant runway for growth ahead of us. We believe there is significant white space both in countries and cities where we already operate, as well as in new geographies. Many major markets remain untouched, and we know from our Cities Without Houses membership and our broader digital offers that there is significant untapped potential for physical sites in cities and countries across the globe. Once Houses are opened, we have a track record of growing revenue and profit sustainably—due to the strength of demand for our memberships, combined with our ability to add new members with limited incremental investment.

We are also able to expand our addressable market by launching new memberships that meet the needs of a broader audience and complement our current offering. This extends to the digital space, where we have created a gateway to previously untapped growth opportunities via our new digital membership. We are still in the early stages of growth, and these opportunities give us confidence in our ability to sustain attractive growth over the long-term. It is the complementary nature of these physical and digital platforms that drive operational efficiencies, and by moving members through our ecosystem, create multiple touchpoints for revenue generation.

AN ATTRACTIVE FINANCIAL MODEL

Our financial profile is characterized by high growth, recurring revenue and margin expansion, underpinned by the economics of our physical locations and membership.

Our unique business model provides compelling House-level economics driven by our ability to grow the member base of each House over long periods of time as operations are refined and frequency of use by existing members normalizes. Such an ability to add members to our Houses drives an increase in House-level contribution margin over the long-term and sets us apart from traditional hospitality companies, which have more fixed occupancy profiles. To this end, our more mature Houses typically have larger membership bases and generate higher House-Level Contribution Margins. Notably, the membership list of our oldest House continues to grow and maintains a wait list, demonstrating the continued popularity of even the mature Houses. Given our asset light model, we target an average development cost, which would include interior design and fixtures as well as pre-opening costs, of approximately $3 million to $6 million for each House in our pipeline. We also target stabilized average revenues of $20 million to $30 million, House-Level Contribution Margins of 20% to 30% and cash-on-cash returns in excess of 50% once membership reaches a level that we consider normalized based on the size of the House.

A new Soho House membership incurs virtually no membership acquisition cost, since we do not conduct any paid marketing. Driven by consistently high retention and minimal costs associated with retaining or supporting our members, Soho House enjoys a very attractive member lifetime value. We believe new memberships will also provide compelling economics and be accretive to our profit, as they can be created and operated in an asset-light manner that leverages the existing platform.

AN EXPERIENCED AND FOUNDER-LED MANAGEMENT TEAM

Our executive management team is led by our Founder and Chief Executive Officer, Nick Jones, who has over 40 years of experience within the membership and hospitality businesses. While we were a privately-owned enterprise, Nick guided our profitable international expansion through both strong and notably weak economic environments to build what has become one of the world’s leading membership and lifestyle brands.

Our executive management team brings considerable and diverse experience gleaned from previous senior roles in the hospitality, retail, design, digital, creative and financial services industries. Andrew Carnie, our Global President, joined Membership Collective Group from retail brand Anthropologie, where he most recently served as Group President. Several other members of our senior team, including our Chief Membership Officers and Chief Operating Officer, have been with the company since the beginning, working their way up to become some of our most valued leaders.

We have built a world class in-house digital team that partners with our operational experts to create and grow our global platforms. We also leverage the expertise of our shareholders, who have an extensive operational track record in the hospitality sector. Ron Burkle, who is recognized as a leading investor in hospitality and related consumer industries, takes an active role as the Executive Chairman of our Board. Richard Caring, an investor since 2008 and one of the members of our Board, also brings years of industry and operating experience to the group.

OUR GROWTH PLAN

We are still in the early stages of our expansion and we believe our track record as well as our core capabilities have positioned us to achieve significant and sustained growth through the following initiatives:

OPEN NEW SOHO HOUSES

Expansion into new areas is exciting for us and our members, and furthers the reach of our brand. Opening Houses in existing cities satisfies unmet demand (as represented by our local wait lists), and leverages our existing infrastructure.

Since January 1, 2018, we have opened 9 new Houses, increasing our total House count by 50% to 27 Houses as of January 3, 2021. Our current pipeline anticipates opening eighteen new Houses in total by year-end 2023, which, if achieved, would increase our worldwide House total to 45, resulting in a 67% increase to our existing House base. Our development pipeline extends our global footprint to exciting cities such as Tel Aviv, Paris, Rome and Austin as well as new destination experiential Houses, such as a wellness retreat in Lake Arrowhead and a ranch in Sonoma. We continue to see substantial long-term growth opportunities in the Asia Pacific, Africa and South America regions. We currently anticipate a long-term growth target of three to five Soho House openings annually over time.

Notably, aside from the temporary closure of certain Houses for public health and safety reasons (including the COVID-19 pandemic) or for refurbishment, we have never closed a House at any point in our 25-year history. We have a proven track record of consistently opening successful new sites that achieve member growth targets and generate strong long-term unit economics.

CONTINUOUSLY ENHANCE THE MEMBER EXPERIENCE

We maintain a relentless focus on enhancing the member experience and expanding the role we play in our members’ lives. We continue to elevate the quality of our food and beverage, accommodation, spa services, events and other goods and services. In addition to adding new Houses and new experiential destinations, we are growing our wellness concept through the development of Soho Health Clubs, which will offer a unique socially optimized space for members to move their bodies, look after their health and well-being. Over the past twelve months, we have introduced a number of digital solutions to improve our member experience including ‘House Pay’, our proprietary digital payment service, ‘House Guest’, our global guest check in service, as well as other room and table booking functionalities on our app to make it easier for our members to stay or dine with us. We have also made the majority of our House spaces ‘laptop free’ areas, ensuring that we always maintain the ambience and social atmosphere of our spaces. In 2020, we hosted more than 300 digital events on the app, and a total of 827,000 bookings have been made on our app.

CONTINUE TO SCALE EXISTING MEMBERSHIPS

GROW SOHO FRIENDS MEMBERSHIP

In 2019, there were over one million non-member guests who visited our Houses, many of whom visited frequently. Our intention is to continue to convert these customers into Soho Friends members. We recently introduced our House Guest system to collect data and better understand our customers and visitors, which has created a foundation to scale Soho Friends. We will be launching Soho Friends membership in North America and Europe in 2021, as well as opening new Soho Studio spaces.

EXPAND SOHO HOME AND SOHO HOME+ MEMBERSHIP

Over the past year, we have transformed Soho Home into a high growth retail business with its own subscription-based platform. In fiscal 2020, Soho Home grew its online sales by 52%, benefiting both from a newly designed product range, a reinvigorated website as well as a favorable market backdrop due to more customers shopping online and shopping for homeware. In October 2020 we launched SOHO HOME+, the UK’s first homeware subscription service, and gained over 1,800 members as of January 3, 2021, providing a recurring membership revenue stream.

Soho Home’s brand awareness increased during fiscal 2020 due to the issuance of membership credits and the ability to redeem these on Soho Home online, particularly in North America where we were previously underpenetrated. Online sales in North America increased 188% during fiscal 2020. We believe Soho Home has significant potential to continue its strong digital-first growth, followed by the expansion of physical retail spaces.

GROW SOHO WORKS

In recent years, we have expanded Soho Works by adding new locations as well as adding new members to the existing locations and developing our Soho Works digital platform. We believe there is a significant opportunity to grow Soho Works in locations next to existing Soho House sites, due to changes in the way that people live and work – with less time spent in traditional corporate offices and more time in social communities.

OPEN NEW SCORPIOS BEACH CLUB SITES

Scorpios will play a critical role in providing a must-visit destination for many of our members, striving for a unique experience with a particular focus on wellness. Scorpios, in Mykonos, currently attracts an affluent, internationally diverse and loyal customer base, which gives us confidence in the appetite for future locations and a future membership brand. We plan to open one new Scorpios Beach Club per year from 2022 onwards with our second site due to open in Tulum, Mexico at the end of 2022. Given our customer base, we expect to open new locations and launch new membership types in the future.

EXPAND THE NED

The Ned has identified an additional site for opening by the end of 2021, and also plans to open another by the end of 2022. There are plans to continue opening one to two new sites for The Ned annually going forward. The Ned will play a meaningful role in broadening our target audience, who crave an authentic membership experience. We have a management contract for existing operation of The Ned in London and receive management fees for our operation of The Ned.

LAUNCH AND GROW NEW MEMBERSHIPS

In late 2021, we plan to launch Soho House Digital Membership. This digital-only membership will leverage our existing digital platform, which is being developed to include new features that enable meaningful digital exchange. Members with this membership will have an enriched profile, be able to search for other members, be recommended to other members, grow their digital network, and communicate through direct messaging, audio and video. Through proof of concept, we know that members see value in connecting for social, work and practical purposes. We are now building and finessing this membership type and are confident of launching a valuable digital product. Like our current membership types, the digital membership will continue to evolve post launch based on member feedback.

Our track record gives us the confidence to successfully scale new memberships globally, while providing us with the insight necessary to understand where to extend the Membership Collective Group platform. Our know-how of operating physical spaces and complementing that with sophisticated digital offerings, will help further extend our offer. For instance, the digital platform will extend Soho House’s digital assets – in connections, bookings, content and payments – through the app and websites – to new memberships, business areas (e.g. wellness) and business acquisitions.

HOUSE FOUNDATIONS

House Foundations is our social responsibility and sustainability program, the pillars of which form the foundations of our global membership platform. House Foundations brings together our work in diversity and inclusion and environmental sustainability – as well as coaching and nurturing talent in the industries that we operate in.

We are committed to building an inclusive culture and helping to make the creative industries more accessible to emerging creative talent around the world. We value diversity and want our members and teams to be represented in places where everyone feels at home.

Our mentorship program connects members to young people looking to start their careers in the creative industries. We focus on supporting people from marginalized or lower socioeconomic groups in the local communities around our Houses. We currently have over 300 mentees paired with our members in four cities and are expanding into six additional global cities in 2021.

As we look to integrate with the local communities around our Houses, we engage with local organizations and charities by providing funding and support for cultural projects in art, design, music, film and food and drink.

We are also in the process of embedding sustainable management practices across our business. This includes initiatives that range from where we source our food to how we design and build our Houses. We have taken steps to strengthen our local sourcing and supply chain policies and practices, reduce our environmental impact with changes to our waste management and energy efficiency, and we recently joined the United Nations Global Compact, thereby committing to tracking and measuring our social and environmental impact against the UN Sustainable Development Goals (‘UN SDGs’). Our ambition is to aggregate the power of our business, suppliers, partners, employees and members to make a positive contribution to society and the environment.

Our House Foundations project is the vision of our Founder, Nick Jones, and is led and championed by the Board and the leadership team. Our team, supported by our expert advisors (The Sustainability Group) reports to the Chief Operating Officer, and aims to ensure the Company’s environmental, social and corporate governance (‘ESG’) program has a positive impact on the environment, the lives of our members, and the wider communities in which we operate.

RESILIENCE THROUGH THE COVID-19 PANDEMIC

The COVID-19 pandemic has acted as a catalyst for a period of significant transformation across MCG and clearly demonstrated the resilience of our membership-led business model.

Despite the significant impact on our sales and profitability that the pandemic had in fiscal 2020 and continues to have in fiscal 2021, it has allowed us to accelerate changes within the business, both to focus even greater energy on improving our offer for members, and to drive sustainable efficiencies through a lower cost base. We accelerated our digital expansion and launched new membership types, Soho Friends and SOHO HOME+, and we have further digital projects ready to launch in 2021.

In response to the pandemic, we made significant changes to lower our cost base in a structured way. We implemented an extensive staff restructuring program, through which we reduced the number of roles in our support office and reorganized the team structures at our sites. As a result, we expect our annual salaries and wage cost as a percentage of sales excluding membership to run at a lower percentage when we fully reopen. We have hired a new procurement team focused on delivering a program to reduce our indirect costs through initiatives such as vendor consolidation, renegotiation of existing contracts, as well as other cost reduction measures. We have also lowered our cost of sales on food and beverage through menu simplification as well as through better stock and waste procedures at our sites. We believe we will be able to maintain these lower cost ratios when our business levels return to pre-COVID-19 levels.

While the pandemic has allowed us to implement these changes at pace, it has adversely affected our near-term operating and financial results. As a result of the government-imposed lockdowns in many of the territories in which our properties are located, a majority of our sites have been forced to temporarily close or operate under restricted hours and with social distancing regulations in place throughout much of 2020 and into 2021. As a result of the forced closures and restricted hours, our In-House Revenues declined significantly. In addition, for paying members, we issued membership credits in fiscal 2020 and during fiscal 2021 equivalent to the face value of their membership for the period of time their local House was closed that can be redeemed on Soho Home online as well as redeemed for food and beverage purchases (but not membership fees) once the Houses reopen.

In light of these forced closures for extended periods, we have seen a small increase in attrition among existing members, as well as an increase in the number of members freezing their memberships. Each Soho House member may request a temporary freeze to their membership on a six, nine or twelve month basis during which time the member will not be required to pay membership fees but will not have access to the Houses or any of our membership apps, and will not receive any communications from us. At the end of the freeze period the member will either resume their membership and continue paying membership fees, or their membership will be cancelled.

Our 25-year track record of membership growth and loyalty leads us to believe that these impacts are likely to be short term in nature. We note that through the course of 2020, and in spite of the pandemic, we saw further additions to our member waitlist, attesting to the continued desirability of our platform.

So, while COVID-19 has clearly been and continues to be a challenge in the near-term, we expect the ways in which we have improved our business to benefit us in the medium- to long- term. We believe the pandemic has not only underlined the resilience of our business model and the significant and sustained attraction of our memberships, but it has also created a greater demand for curated membership that can grow and thrive in a more deliberate environment.

Recent Developments

Issuance of Senior Secured Notes

On March 31, 2021, Soho House Bond Limited, a wholly-owned subsidiary of Soho House Holdings Limited, issued pursuant to a Notes Purchase Agreement as aggregate of $441 million in senior secured notes (the ‘Initial Notes’), which were subscribed for by certain funds managed, sponsored or advised by Goldman Sachs & Co. LLC or its affiliates. The Notes mature on March 31, 2027 and bear interest at a fixed rate equal to a cash margin of 2.0192% per annum for the Initial Notes or 2.125% per annum for any Additional Notes (as defined below), plus a payment-in-kind (capitalized) margin of 6.1572% per annum for the Initial Notes or 6.375% per annum for the Additional Notes. The Notes issued pursuant to the Notes Purchase Agreement may be redeemed and prepaid for cash, in whole or in part, at any time in accordance with the terms thereof, subject to payment of redemption fees. The net proceeds from the Initial Notes were used to repay a portion of our senior credit facility with Permira Credit Solutions II G.P. Limited, Permira Credit Solutions III G.P. Limited, and the other lenders party thereto (the “Senior Credit Facility”). As of January 3, 2021, $542.6 million was drawn under the Senior Credit Facility.

The terms of the related Notes Purchase Agreement includes an option to issue, and a commitment on the part of the purchasers to subscribe for, further notes in one or several issuances on or prior to March 31, 2022 in an aggregate amount of up to $100 million (the ‘Additional Notes‘ and, together with the Initial Notes, the ‘Notes’).

The Notes Purchase Agreement contains customary affirmative and restrictive covenants. As of March 31, 2021, the company is in compliance with all affirmative and restrictive covenants under the Notes Purchase Agreement.

The Notes are guaranteed and secured on substantially the same basis as the company’s existing Revolving Credit Facility. See “Description of Certain Indebtedness—Revolving Credit Facility.” Upon completion of this offering, certain of the guarantees and security granted by our non-US subsidiaries in respect of the Notes will be released.

Upon the completion of this offering and provided our Total Net Leverage Ratio (as defined in the Notes Purchase Agreement) decreases to 4.00:1 or less, certain of the restrictions and covenants under the Notes will cease to apply.

Issuance of Senior Convertible Preference Shares

On March 31, 2021, Soho House Holdings Limited issued 12,970,766 senior convertible preference shares (the ‘Senior Preference Shares’) in an aggregate liquidation preference of $175 million, or approximately $13.49 per Senior Preference Share (the ‘Issuance Price’), to certain funds managed, sponsored or advised by Goldman Sachs & Co. LLC or its affiliates (the ‘Preference Share Investors’), for net proceeds of $168 million. In addition, the Preference Share Investors granted Soho House Holdings Limited the right to purchase, at the discretion of the company at any time for up to six months effective from March 31, 2021, 5,558,900 Senior Preference Shares in an aggregate liquidation preference of $75 million. Soho House Holdings Limited has a call option of up to 25% of the Senior Preference Shares outstanding in the aggregate from the Preference Share Investors at a redemption price equal to approximately $17.49 per share at any time until March 31, 2022. The Senior Preference Shares rank in right of payment and priority to all other classes of shares of the company and junior in right of payment to all classes of indebtedness of the company. The net proceeds from the sale of the Senior Preference Shares were used to repay the remaining outstanding amounts under our Senior Credit Facility and the remaining proceeds will be used for general corporate purposes.

The Senior Preference Shares accrue a non-cash dividend of 8% per annum on the investment amount of the Senior Preference Shares plus all previously compounded non-cash dividends. Dividends on the Senior Preference Shares accrue daily (based on a 360-day year comprised of twelve 30-day months) and on each June 30 and December 30 compound by increasing the then-accrued compounded amount. The investment amount of the Senior Preference Shares plus all accrued dividends compounded as described in the immediately preceding sentence is referred to as the “Compounded Amount.”

Upon completion of this offering, the Senior Preference Shares will convert into a number of shares of Class A common stock equal to the quotient of the Compounded Amount plus all accrued but not compounded dividends divided by the lesser of (i) the Issuance Price, as adjusted for certain share splits or other reclassification of our existing share capital, and (ii) the product of the initial public offering price multiplied by a discount factor (which will be 0.825 until September 30, 2021). This prospectus assumes the conversion of all outstanding Senior Preference Shares into an aggregate of                shares of Class A common stock of Membership Collective Group Inc. immediately upon closing of this offering, based on the assumed initial public offering price of $    per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus.

The purchasers of the Senior Preference Shares have entered into customary lockup arrangements with respect to the shares of Class A common stock to be received upon conversion and have customary registration rights, including demand and piggy-back registration rights, in each case as described in “Shares Eligible for Future Sale—Registration Rights.”

Repayment of US PPP Loans

On April 24, 2020, in respect of our various US subsidiaries, we received 11 Payroll Protection Plan loans (“PPP loans”) totaling $22 million, at a 1% interest rate and a maturity of 2 years. Payments under these loans were deferred for the first 6 months for both principal and interest. We used amounts under these PPP loans for qualifying expenses, including, but not limited to, payroll costs, rent, interest on mortgage debt and utilities over the 24-week eligibility period. We repaid these PPP loans in full on April 1, 2021.

Redeemable C Ordinary Shares Investor Option

An investor option was provided in conjunction with the redeemable C ordinary shares issued on May 19, 2020. From May 19, 2020 until March 19, 2021, an existing shareholder was given the right to purchase additional shares of up to $50 million at a price of $10.523 per share. In March 2021, the investor option was exercised for the full $50 million, and the Company issued an additional 4,751,496 redeemable C ordinary shares.

SUMMARY RISKS ASSOCIATED WITH OUR BUSINESS

An investment in our Class A common stock involves numerous risks described in “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making a decision to invest in our Class A common stock. Key risks include, but are not limited to, the following:

•

the current outbreak of COVID-19 or the future outbreak of any other highly infectious or contagious diseases, has caused, and will continue to cause, disruption to our business, liquidity, financial condition and results of operation. Further, the spread of the COVID-19 outbreak has caused severe disruptions in the global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration;

•	we have incurred net losses in each year since our inception, and we may not be able to achieve profitability;

•	our planned growth could put strains on our senior management, employees, information systems and internal controls which may adversely impact our business and operations;

•	our success depends on the strength of our name, image and brands, and if the value of our name, image or brands diminishes, our business and operations would be adversely affected;

•

our intellectual property rights are valuable, and any failure to obtain, maintain, protect, defend and enforce our intellectual property, including due to ‘brand squatting,’ could have a negative impact on the value of our brand names and adversely affect our business;

•

we depend on our senior management for the future success of our business, and the loss of one or more of our key personnel could have an adverse effect on our ability to manage our business and implement our growth strategies;

•	changes in consumer discretionary spending and general economic factors may adversely affect our results of operation;

•	increased use of social media could create and/or amplify the effects of negative publicity and have a material adverse effect on our business, financial condition or results of operation;

•

we identified material weaknesses in connection with our internal controls over financial reporting. Although we are taking steps to remediate these material weaknesses, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses;

•	our future performance depends in part on our ability to respond to changes in consumer tastes, preferences and perceptions;

•

difficult conditions in the global financial markets and the economy generally could affect our ability to obtain capital or financing and materially adversely affect our business and results of operation;

•	our continued growth depends on our ability to expand our presence in new and existing markets and develop complementary properties, concepts and product lines;

•	foreign currency fluctuations may reduce our net income and our capital levels, adversely affecting our financial condition;

•

Yucaipa, through its participation in the Voting Group, will have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote;

•	we have substantial debt, and we may incur additional indebtedness, which may negatively affect our business and financial results as well as limit our ability to pursue our growth strategy;

•

restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities;

•	the use of joint ventures or other entities, over which we may not have full control, for development projects or acquisitions could prevent us from achieving our objectives;

•

a cybersecurity attack, ‘data breach’ or other security incident experienced by us or our third-party service providers may result in negative publicity, claims, investigations and litigation and adversely affect our results of operation and financial condition;

•

if we fail to properly maintain the confidentiality and integrity of our data, including member and customer credit or debit card and bank account information and other personally identifiable information (‘PII’), or if we fail to comply with applicable laws, rules, regulations, industry standards and contractual obligations relating to data privacy, protection and security, it may adversely affect our reputation, business and operations;

•	we could face costs, liabilities and risks associated with, or arising out of, environmental, health and safety laws and regulations;

•	litigation concerning food quality, health and safety, employee conduct and other issues could require us to incur additional liabilities or cause customers to avoid our restaurants;

•	anticipated changes in effective tax rates or adverse outcomes resulting from our exposure to various tax regimes in the countries in which we operate;

•	the other factors discussed under “Risk Factors” beginning on page 30.

SPONSOR OVERVIEW

The Yucaipa Companies, LLC (‘Yucaipa,’ or our ‘Sponsor’) is a premier investment firm that has established a record of fostering economic value through the growth and responsible development of companies. Founded in 1986 by Ron Burkle, the firm has completed mergers and acquisitions valued at more than $40 billion and is widely recognized as one of the preeminent investors in the hospitality, retail, distribution, technology, entertainment and sports industries. As an investor, Yucaipa works with management to strategically reposition businesses and implement operational improvements, resulting in value creation for investors.

Yucaipa manages a substantial portfolio of hospitality related assets with dedicated resources focused on improving the operating performance of its investments. Yucaipa’s hospitality portfolio includes over 75 properties currently operating or under development, totaling over 15,000 rooms. Yucaipa continues to grow these platforms while seeking new ways to leverage its investment and operational expertise to further improve the value of its assets.

Yucaipa’s principal address is 9130 W. Sunset Blvd., Los Angeles, CA 90069.

After giving effect to the reorganization transactions described below under “—Our Structure” and after giving effect to the sale of the shares of Class A common stock offered hereby, Yucaipa will own approximately             shares of Class B common stock, or approximately     % of the combined voting power of our common stock outstanding after this offering (    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we expect to be a ‘controlled company’ within the meaning of the corporate governance standards of the New York Stock Exchange (‘NYSE’), on which we intend to list our Class A common stock under the ticker symbol ‘MCG.’ See “Risk Factors—Risks Related to our Common Stock.”

EMERGING GROWTH COMPANY STATUS

We are an ‘emerging growth company,’ as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not ‘emerging growth companies,’ including, but not limited to: presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley; having reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy or information statements; being exempt from the requirements to hold a non-binding advisory vote on executive compensation or seek stockholder approval of any golden parachute payments not previously approved; and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an ‘emerging growth company’ and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our Class A common stock, and the price of our Class A common stock may be more volatile. As an ‘emerging growth company’ under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an ‘emerging growth company’ until the earliest to occur of:

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion;

•

the day we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such fiscal year; and

•	the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

OUR STRUCTURE

Our business has been conducted through Soho House Holdings Limited, a Jersey, Channel Islands private limited company, and its subsidiaries and joint ventures. In connection with this offering, we have formed Membership Collective Group Inc., a Delaware corporation and the issuer of the shares of Class A common stock offered hereby. Immediately prior to the consummation of this offering, existing stockholders of Soho House Holdings Limited consisting of the Voting Group members will exchange their equity interests in Soho House Holdings Limited for a number of shares of Class A common stock or Class B common stock (as applicable) of Membership Collective Group Inc., in each case having an equivalent value to such interests. Based upon the assumed initial public offering price of $            , which is the midpoint of the estimated initial offering price range (the midpoint of the initial public offering price range set forth on the cover of this prospectus), there will be (a)              newly-issued shares of Class A common stock issued to existing equity holders of Soho House Holdings Limited and (b)              newly-issued shares of Class B common stock issued to existing equity holders of Soho House Holdings Limited, consisting of members of the Voting Group. The Class B common stock has the same rights to dividends and distributions, whether in cash or stock, as the Class A common stock, but entitle the holder of Class B common stock to ten votes per share on matters presented to stockholders of Membership Collective Group Inc. See “Description of Capital Stock.”

Pursuant to our Certificate of Incorporation, each holder of our Class B common stock shall have the right to convert its Class B common stock into Class A common stock, at any time, upon notice to Membership Collective Group Inc., on a one-for-one basis.

Concurrently with the consummation of this offering, we and the holders of our Class B common stock, consisting of affiliates of The Yucaipa Companies, LLC, our CEO, Nick Jones, and one of our directors, Richard Caring (collectively, the ‘Voting Group’), will enter into a Stockholders’ Agreement pursuant to which the Voting Group will agree to vote together as a group so long as the Voting Group owns a requisite percentage of our total outstanding common stock. Immediately following the consummation of this offering, the Voting Group will hold all of our issued and outstanding Class B common stock, representing approximately     % of the combined voting power of our common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Once the Voting Group owns less than 15% of our total outstanding common stock, all remaining Class B common stock will automatically convert on a one-for-one basis into Class A common stock. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders’ Agreement.”

CORPORATE INFORMATION

Membership Collective Group Inc. is a company incorporated on February 10, 2021 under the laws of the State of Delaware, United States of America, with file number 4945249, pursuant to the Delaware General Corporation Law and subordinate legislation thereunder. Our registered address in the state of incorporation is at 1209 Orange Street, City of Wilmington, County of New Castle, 19801 Delaware, United States of America, and our principal executive offices are located at 180 Strand, London, WC2R 1EA, United Kingdom. Our legal entity identifier (‘LEI’) is 213800XNSPPBRF2E5A41. Our telephone number is +44 (0207) 8512300 and our website is www.sohohouse.com. Information on, or accessible through, our website is not part of this prospectus, nor is such content incorporated by reference herein.

THE OFFERING

CLASS A COMMON STOCK	shares of Class A common stock ( shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Shares of Class A common stock will be in registered form and not certificated.

UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL SHARES	We have granted the underwriters a 30-day option to purchase up to additional shares of Class A common stock from us at the initial public offering price less the underwriting discount.

CLASS A COMMON STOCK PUBLIC OFFERING PRICE	$ per share, which is the mid-point of the price range set forth on the cover page of this prospectus.

CLASS A COMMON STOCK COMMUNITY OFFERS AND ASSOCIATED OFFERING PRICE	At our request, the underwriters have reserved up to % of shares of our Class A common stock to be sold in this offering for sale, at a % discount to the initial Class A common stock public offering price set forth above, to Eligible Participants in the Community Offers.

CLASS A COMMON STOCK TO BE OUTSTANDING AFTER THIS OFFERING(1)	shares of Class A common stock ( shares of Class A common stock if the underwriters exercise in full their option to purchase an additional shares of Class A common stock) or shares of Class A common stock if each outstanding share of Class B common stock were converted into one share of Class A common stock (as permitted under our Certificate of Incorporation).

CLASS B COMMON STOCK TO BE OUTSTANDING AFTER THIS OFFERING(1)	shares of Class B common stock.

USE OF PROCEEDS	We estimate that the net proceeds to us from this offering will be approximately $ million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming (i) an initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and (ii) the sale of % of shares of our Class A common stock to be sold in this offering to Eligible Participants in the Community Offers at a % discount to that initial public offering price of $ per share). If the underwriters exercise in full their option to purchase an additional shares of Class A common stock from us, we estimate the net proceeds to us will be approximately $ million.

(1)

The number of shares of Class A common stock and shares of Class B common stock outstanding after this offering is based on              shares of Class A common stock and              Class B common stock outstanding as of                     , 2021, after giving effect to the reorganization transactions, the sale of the shares of Class A common stock offered hereby and the conversion of all outstanding Senior Preference Shares of Soho House Holdings Limited into an aggregate of              shares of Class A common stock of Membership Collective Group Inc. immediately upon closing of this offering, based on the assumed initial public offering price of $             per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus.

We intend to use the net proceeds we receive from this offering to repay certain outstanding indebtedness and the remainder for general corporate purposes. See “Use of Proceeds” for further detail.

LISTING	We intend to list our shares of Class A common stock on the NYSE under the ticker symbol ‘MCG.’

VOTING RIGHTS	Upon the consummation of this offering, the holders of our Class A common stock will be entitled to one vote per share of Class A common stock, and the holders of our Class B common stock will be entitled to ten votes per share of Class B common stock. Pursuant to our Certificate of Incorporation, each holder of our Class B common stock shall have the right to convert its shares of Class B common stock into shares of Class A common stock, at any time, upon notice to us, on a one-for-one basis.

Pursuant to the Stockholders’ Agreement described under “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders’ Agreement,” the Voting Group will be entitled upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our Board for election to our Board so long as the Voting Group owns a requisite percentage of our total outstanding common stock. Following the consummation of this offering, the Voting Group will be entitled to designate individuals for nomination for election to our Board as follows:

•	so long as the Voting Group owns at least 35% of our total outstanding common stock, it will be entitled to designate nine directors for nomination;

•	so long as the Voting Group owns less than 35% but at least 15% of our total outstanding common stock, it will be entitled to designate six directors for nomination;

•	so long as the Voting Group owns less than 15% but at least 9% of our total outstanding common stock, it will be entitled to designate one director for nomination; and

•	in the event that the Voting Group owns less than 9% of our total outstanding common stock, it will no longer be entitled to designate individuals for nomination for election to the Board.

Notwithstanding the foregoing, in each case where any individual member of the Voting Group owns more than 5% of the total number of our outstanding common stock, each such member shall be entitled to nominate one director for election. Additionally, for so long as Mr. Jones serves as our Chief Executive Officer, he will be entitled to remain as a director on our Board.

In the event that the Voting Group owns less than 15% of our total outstanding common stock, all remaining shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our stockholders unless otherwise required by law.

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase an additional shares of Class A common stock, holders of our Class A common stock will hold approximately % of the combined voting power of our outstanding common stock, and holders of our Class B common stock will hold approximately % of the combined voting power of our outstanding common stock.

If the underwriters exercise in full their option to purchase an additional shares of Class A common stock, holders of our Class A common stock will hold approximately % of the combined voting power of our outstanding common stock, and holders of our Class B common stock will hold approximately % of the combined voting power of our outstanding common stock.

For a description of the rights of the holders of our Class A common stock and our Class B common stock, see “Description of Capital Stock—Class A Common Stock and —Class B Common Stock.”

DIVIDEND POLICY	We do not currently pay dividends on any of our common stock and we currently intend to retain all available funds and any future earnings for use in the operation of our business. We may, however, pay cash dividends on our common stock, including our Class A common stock, in the future. Any future determination to pay dividends will be made at the discretion of our Board and will depend upon many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our Board deems relevant. See “Dividend Policy.”

CONTROLLED COMPANY	Following this offering, we will be a ‘controlled company’ within the meaning of the corporate governance rules of the NYSE. We intend to rely upon the ‘controlled company’ exception relating to the Board and committee independence requirements under the listing rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our Board consist of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors.

The ‘controlled company’ exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the listing rules of the NYSE, which require that our audit committee have at least one independent director upon the listing of our Class A common stock on the NYSE, a majority of independent directors within 90 days following the effective date of the registration statement relating to this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering. See “Management—Director Independence.”

COMMUNITY OFFERS	At our request, the underwriters have reserved up to % of the shares of our Class A common stock to be sold in this offering for sale, at an initial offering price of $ per share, which is a % discount to the initial public offering price per share set forth on the cover page of this prospectus, to (i) certain UK Eligible Employees and UK Eligible Members, in each case who are located in the United Kingdom, which sales will be made only pursuant to a prospectus prepared in accordance with the prospectus regulation rules of the FCA and made under section 73A of the Financial Services and Markets Act 2000 by one of the selling group members in this offering through a directed share program, which we refer to as the UK Community Offer, and (ii) certain eligible employees who are located outside the United Kingdom and eligible members who are located in the United States, which sales will be made by Morgan Stanley & Co. LLC, an underwriter in this offering, through a directed share program, which we refer to as the US Community Offer. We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms and at the same initial public offering price as the other shares of Class A common stock. Shares sold through the Community Offers will not be subject to lockup restrictions. See “Underwriting” for additional information.

This prospectus has not been approved by the FCA and does not constitute an offer to UK Eligible Participants or the general public in the United Kingdom. We have prepared a prospectus in accordance with the prospectus regulation rules of the FCA in connection with the offer and sale of the Class A common stock to UK Eligible Participants, made under section 73A of the Financial Services and Markets Act 2000. Any offer to UK Eligible Participants will be made only by means of the prospectus that has been approved by the FCA for use in the United Kingdom.

RISK FACTORS	Investing in our Class A common stock involves a high degree of risk. Please refer to the information contained under the caption “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before making a decision to invest in our Class A common stock.

SUMMARY HISTORICAL CONSOLIDATED

FINANCIAL AND OPERATING DATA

The following tables set forth our summary historical consolidated financial and operating data in both actual results and constant currency. The summary historical consolidated financial data as of and for fiscal 2020, fiscal 2019 and fiscal 2018 have been derived from our historical audited consolidated financial statements and notes thereto included elsewhere in this prospectus, except in relation to balance sheet data as of December 30, 2018, which is derived from our historical consolidated financial statements not included in this prospectus.

The following summary financial and operating data should be read in conjunction with, and are qualified in their entirety by reference to, the information included under the headings “Basis of Presentation,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our financial condition or operating results for any future period.

Summary historical consolidated financial and operating data, in both actual results and constant currency, are as follows:

	As of and For the Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
	(Dollar amounts in thousands, except per share data)
Consolidated Statements of Operations Data
Revenues
Membership revenues	$176,910	$167,582	$134,060
In-House revenues	126,774	312,330	271,392
Other revenues	80,692	162,123	169,853

Total revenues	$384,376	$642,035	$575,305

Total operating expenses	$(539,106)	$(700,893)	$(607,690)

Operating loss	$(154,730)	$(58,858)	$(32,385)

Business interruption income	—	—	650
Interest expense, net	(77,792)	(64,108)	(57,700)
Gain (loss) on sale of property and other, net	98	(1,340)	(639)
Share of (loss) profit of equity method investments	(3,627)	774	270

Total other expense, net	(81,321)	(64,674)	(57,419)

Loss before income taxes	(236,051)	(123,532)	(89,804)

Income tax benefit (expense)	776	(4,468)	(43)

Net loss	$(235,275)	$(128,000)	$(89,847)

Net loss attributable to Soho House Holdings Limited	(228,461)	(127,742)	(91,356)
Net loss per share
Basic and diluted	$(1.24)	$(0.76)	$(0.56)
Consolidated Balance Sheet Data
Cash and cash equivalents	$52,887	$44,050	$47,748
Restricted cash	$7,083	$12,265	$23,709
Total assets	$2,104,445	$1,964,977	$1,435,107
Total liabilities	$2,303,333	$2,064,830	$1,512,921
Redeemable preferred shares	$14,700	$14,700	$29,700
Redeemable C ordinary shares	$160,405	$67,416	—
Total non-current liabilities	$1,950,375	$1,762,191	$1,176,010

	As of and for the Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
	(Dollar amounts in thousands, except per share data)
Total shareholders’ deficit	$(373,993)	$(181,969)	$(107,514)
Total liabilities, redeemable preferred and ordinary shares and shareholders’ deficit	$2,104,445	$1,964,977	$1,435,107
Other Operating Data (unaudited)
Number of Houses	27	26	23
Number of Soho House Members	113,509	119,832	101,968
Number of Other Members	5,252	424	241
Soho House Member Retention	92%	95%	95%
House-Level Contribution(1)	$81,159	$97,946	$94,529
As a percentage of House Revenues	27%	20%	23%
Total Other Contribution	$(26,070)	$19,649	$22,077
Adjusted EBITDA(2)	$226	$85,855	$76,998
As a percentage of Total Revenues	—	13%	13%
Number of Active App Users	77,226	90,885	76,021

(1)

‘House-Level Contribution’ is defined as House Revenues (which we define as Membership Revenues plus In-House Revenues, less Non-House Membership Revenue) less ‘In-House Operating Expenses,’ which includes expense items such as food and beverage costs, labor costs, variable overheads and fixed costs, such as rent. It does not reflect the impact of depreciation, amortization, impairment, gain or loss on sale of property, business interruption income or general and administrative expenses. Our management considers House-Level Contribution to be an important management measure to evaluate the performance and profitability of each House, and growth in aggregate House-Level Contribution allows us to leverage our general and administrative costs and improve overall profitability. For a reconciliation of House-Level Contribution to Operating Loss see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(2)

‘Adjusted EBITDA’ is defined as net income (loss) before depreciation and amortization, interest expense, net, provision (benefit) for income taxes, adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, but are not limited to, loss (gain) on sale of property and other, net, share of loss (profit) from equity method investments, foreign exchange, pre-opening expenses, non-cash rent, deferred registration fees, net, share of equity method investments adjusted EBITDA, share-based compensation expense as well as certain other expenses, net (See “Summary Historical Consolidated Financial and Operating Data” included elsewhere in this prospectus). We have chosen to exclude pre-opening expenses as they are not considered indicative of our ongoing operations, including costs related to new House openings, which are incurred on a non-recurring basis with respect to any particular House when opened. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses (income) that do not relate to ongoing business performance. A reconciliation of Adjusted EBITDA to Net Loss is presented below.

	For the Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
	In Constant Currency (Unaudited)(1) (Dollar amounts in thousands, except per share data)
Consolidated Statements of Operations Data
Revenues
Membership revenues	$176,910	$168,037	$131,862
In-House revenues	126,774	313,631	273,184
Other revenues	80,692	163,045	156,594

Total revenues	$384,376	$644,713	$561,640

Total operating expenses	$(539,106)	$(703,714)	$(592,260)

Operating loss	$(154,730)	$(59,001)	$(30,620)

Business interruption income	—	—	650
Interest expense, net	(77,792)	(64,276)	(55,667)
Gain (loss) on sale of property and other, net	98	(1,343)	(644)
Share of (loss) profit of equity method investments	(3,627)	717	265

Total other expense, net	(81,321)	(64,902)	(55,396)

Loss before income taxes	(236,051)	(123,903)	(86,016)
Income tax benefit (expense)	776	(4,536)	(26)

Net loss	$(235,275)	$(128,439)	$(86,042)

Net loss attributable to Soho House Holdings Limited	$(228,461)	$(128,193)	$(87,483)

Net loss per share
Basic and diluted	$(1.24)	$(0.76)	$(0.56)
Other Operating Data
House-Level Contribution(2)	$81,159	$98,208	$92,130
As a percentage of House Revenues	27%	20%	23%
Total Other Contribution	$(26,070)	$19,872	$22,105
Adjusted EBITDA(3)	$226	$86,203	$75,975
As a percentage of Total Revenues	—	13%	14%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation of our constant currency results.
(2)

‘House-Level Contribution’ is defined as House Revenues (which we define as Membership Revenues plus In-House Revenues, less Non-House Membership Revenue) less ‘In-House Operating Expenses,’ which includes expense items such as food and beverage costs, labor costs, variable overheads and fixed costs, such as rent. It does not reflect the impact of depreciation, amortization, impairment, gain or loss on sale of property, business interruption income or general and administrative expenses. Our management considers House-Level Contribution to be an important management measure to evaluate the performance and profitability of each House, and growth in aggregate House-Level Contribution allows us to leverage our general and administrative costs and improve overall profitability. For a reconciliation of House- Level Contribution to Operating Loss see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(3)

‘Adjusted EBITDA’ is defined as net income (loss) before depreciation and amortization, interest expense, net, provision (benefit) for income taxes, adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, but are not limited to, loss (gain) on sale of property and other, net, share of loss (profit) from equity method investments, foreign exchange, pre-opening expenses, non-cash rent, deferred registration fees, net, share of equity method investments adjusted EBITDA, share-based compensation expense as well as certain other expenses, net (See “Summary Historical Consolidated Financial and Operating Data” included elsewhere in this prospectus). We have chosen to exclude pre-opening expenses as they are not considered indicative of our ongoing operations, including costs related to new House openings, which are incurred on a non-recurring basis with respect to any particular House when opened. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses (income) that do not relate to ongoing business performance.

Below	is a reconciliation to Adjusted EBITDA from Net Loss for fiscal 2020 and fiscal 2019; see “Selected Historical Consolidated Financial and Operating Data” for a reconciliation for fiscal 2018:

	January 3, 2021	December 29, 2019		December 29, 2019
	Actual	Actual	Change %	In Constant Currency (1)	Change %
		(Unaudited, dollar amounts in thousands)
Net Loss	$(235,275)	$(128,000)	84%	$(128,439)	83%
Depreciation and Amortization	69,802	57,139	22%	57,302	22%
Interest expense, net	77,792	64,108	21%	64,276	21%
Income tax (benefit) expense	(776)	4,468	n/m	4,536	n/m

EBITDA	(88,457)	(2,285)	n/m	(2,325)	n/m
(Gain) loss on sale of property and other, net	(98)	1,340	n/m	1,343	n/m
Share of loss (profit) from equity method investments	3,627	(774)	n/m	(717)	n/m
Foreign exchange	(3,354)	(3,465)	(3)%	(3,468)	(3)%
Pre-opening expenses	21,058	23,437	(10)%	23,490	(10)%
Non-cash rent	15,627	33,128	(53)%	33,284	(53)%
Deferred registration fees, net	1,149	6,633	(83)%	6,660	(83)%
Share of equity method investments Adjusted EBITDA	3,563	6,747	(47)%	6,771	(47)%
Share-based compensation expense	2,618	—	—	—	—
Membership credits expense(2)	12,138	—	—	—	—
COVID-19 related charges(3)	4,589	—	—	—	—
Other expenses, net(4)	27,766	21,094	32%	21,165	31%

Adjusted EBITDA	$226	$85,855	(100)%	$86,203	(100)%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation of our constant currency results.
(2)

Beginning on March 14, 2020, due to the COVID-19 pandemic, we issued membership credits to active members of our closed Houses to be redeemed for certain Soho Home products and services. Membership credits were a one-time goodwill gesture, issued as a marketing offer to active members. The expense represents our best estimate of the cost in fulfilling the membership credits.

(3)	Represent items of additional expense incurred in order to comply with health and safety protocols while keeping certain Houses open during the pandemic.
(4)

Represents other items included in operating expenses, which are outside the normal scope of our ordinary activities or non-cash, including: (i) in fiscal 2020 a charge in respect of abandoned project costs of $7,111 and corporate restructuring costs of $6,258 and (ii) in fiscal 2019 an impairment charge in respect of balances outstanding from Quentin Limited of $9,960, losses in respect of contractual arrangements of $4,751 and corporate strategic costs of $1,376.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk, including the potential loss of all or part of your investment. Before making a decision to invest in our Class A common stock, you should carefully read and consider all of the risks and uncertainties described below, as well as other information included in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The occurrence of any of the following risks or additional risks and uncertainties that are currently immaterial or unknown could materially and adversely affect our business, financial condition, liquidity, results of operations, cash flows or prospects. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See “Special Note Regarding Forward-Looking Statements and Market Data.”

RISKS RELATED TO OUR BUSINESS

Business Risks

The current outbreak of COVID-19, or the future outbreak of any other highly infectious or contagious diseases, has caused, and will continue to cause, disruption to our business, financial condition, liquidity, results of operations, cash flows or prospects. Further, the spread of the COVID-19 outbreak has caused severe disruptions in the global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. COVID-19 has since spread to over 100 countries, including every state in the United States (‘US’). On March 11, 2020 the World Health Organization declared COVID-19 to be a pandemic.

The outbreak of COVID-19 has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has evolved rapidly and many countries, including the United Kingdom (‘UK’) and the US, reacted by instituting quarantines, mandating business and school closures, and restricting travel. Many experts predict that the outbreak will trigger a period of global economic slowdown or a global recession.

The COVID-19 pandemic has adversely affected our near-term operating and financial results and will continue to adversely impact our long-term operating and financial results. As a result of the imposition of government-imposed lockdowns in many of the territories in which our properties are located, a majority of our sites have been forced to close or operate under restricted hours and with social distancing regulations in place throughout much of 2020 and into 2021. As a result of the forced closures and restricted hours, our In-House Revenues declined significantly.

The forced closure of many of our Houses for extended periods of time has also resulted in an increase in attrition among existing members as well as an increase in the number of members freezing their memberships. Each member may request a temporary freeze to their membership on a six, nine or twelve month basis during which time the member will not be required to pay membership fees but will not have access to the Houses or any of our membership Apps, and will not receive any communications from us. At the end of the freeze period the member will either resume his or her membership and continue paying membership fees, or his or her membership will be cancelled. As of January 3, 2021, we had over 15,000 frozen members. Due to the uncertainty of the COVID-19 pandemic, we may continue to see higher than average levels of attrition, increasing delinquencies in the payment of member dues, or we may encounter difficulties in attracting new members, any of which may materially and adversely affect our business, financial condition, liquidity, results of operation, cash flows or prospects.

In light of the evolving nature of COVID-19 and the uncertainty it has caused around the world, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operation, financial condition and cash flows. The extent of the impact of the COVID-19 pandemic on our business financial results and cash flows will depend largely on future developments, including the duration and extent of the spread of COVID-19 globally, the prevalence of local hospitality restrictions, the availability and adoption of effective vaccines, local, global and international travel restrictions, the impact on capital and financial markets and on the US and global economies, foreign currencies exchange, and governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. Moreover, even after restrictions are lifted, demand for our offerings may remain depressed for a significant length of time, and we cannot predict if and when demand will return to pre-COVID-19 levels. In addition, we cannot predict the impact the COVID-19 pandemic has had and will have on our business partners and third-party vendors and service providers, and we may continue to be materially adversely impacted as a result of the material adverse impact our business partners and third-party vendors suffer now and in the future.

In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, we accelerated our cost efficiencies programs. During fiscal 2020, we implemented four rounds of redundancies; which reduced Group Head Office employee headcount by 19%. This reduction in headcount has resulted in the loss of institutional knowledge, relationships, and expertise for certain critical roles, which may not have been effectively transferred to continuing employees and may divert attention away from operating our business, create personnel capacity constraints, and hamper our ability to grow, develop innovative products or membership platforms, and compete. Any of these impacts could materially adversely impact our business and reputation and impede our ability to operate or meet strategic objectives. This has led to increased attrition and could lead to reduced employee morale and productivity, as well as problems with retaining existing employees and recruiting future employees, all of which could have a material adverse impact on our business, results of operation, and financial condition.

To the extent the COVID-19 pandemic continues to materially adversely affect our business, results of operation, financial condition and cash flows, it may also have the effect of heightening many of the other risks described in these “Risk Factors” or elsewhere in this prospectus. Any of the foregoing factors, or other knock-on effects of the COVID-19 pandemic that are not currently foreseeable, will materially adversely impact our business, results of operation, and financial condition.

We have incurred net losses in each year since our inception, and we may not be able to achieve profitability.

We incurred net losses of $235 million for fiscal 2020. As of January 3, 2021, we had an accumulated deficit of $757 million. Historically, we have invested significantly in efforts to open new Houses, launch and grow complimentary businesses, hire additional employees, and enhance our membership experience. Beginning in the second quarter of 2020, as a response to the COVID-19 pandemic we significantly reduced our fixed and variable costs including by reducing discretionary capital spend. Nevertheless, we have continued to make significant investments in our membership platforms, including through our digital platforms and in new Houses. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue from these investments or otherwise sufficiently offset these expenses. While we have enacted measures to reduce our expenses, we expect to continue to incur a net loss in fiscal 2021, and we are utilizing a significant portion of our cash to support our operations in fiscal 2021 as a consequence of suffering a material decrease in revenues.

Our planned growth could put strains on our senior management, employees, information systems and internal controls which may adversely impact our business and operations.

We have experienced significant growth in our business activities and operations in the past few years, including the number of Houses and new business areas that form part of our operations. Our past expansion has placed, and our planned future expansion, including our investments in our digital platforms and new Houses, will place, significant demands on our administrative, operational, financial and other resources. Any failure by us to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls.

As a result of our planned growth, we will need to recruit and train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, technology, sales, membership and operations functions. These processes may be extremely time consuming and expensive, increase management responsibilities and require significant management attention, and we may not realize a return on our investment in these processes and there can be no assurance that such processes will be successful.

Our success depends on the strength of our name, image and brands, and if the value of our name, image or brands diminishes, our business and operations would be adversely affected.

Our trademarks, trade names, image and brands, including Soho House, Soho Home and Scorpios, have been associated with creativity, design, quality, exclusivity, service and style, and we have been recognized for providing our members with access to a community that provides curated member events programming and services, including high-quality food and beverage offerings, accommodation, working spaces, luxury beach settings, and wellness and beauty-care services. Our Houses have regularly attracted international press and social media coverage as a result of our association with leading cultural and creative influencers and innovators, exclusive events and—we believe—exceptionally high service standards. A key component of our image and brands lies in our ability to develop and offer dining and lifestyle experiences that cater to our members and guests. There can be no assurance that we will continue to be successful in this regard or that we will be able to maintain such levels of quality and exclusivity and avoid the dilution, infringement, misappropriation or other violation of our names, image, brands, trademarks or other intellectual property rights, particularly as we continue to expand.

Our success largely depends on our membership bases. The strength of our name, images, brands, trademarks and other intellectual property rights are a fundamental part of our ability to attract new members and retain current members, and our businesses would be adversely affected if our public image, reputation, brands, trademarks or other intellectual property rights were to be diminished, infringed, misappropriated or otherwise violated. If an event occurs that negatively affects our members’ perception of our name, images or brands, members may cancel their memberships or visit our properties and use our other offerings less frequently, or public perception of our names, images or brands may be negatively impacted which, in turn, could result in reduced traffic at our stand-alone restaurants, working spaces and/or spas, adversely affecting our business, financial condition, liquidity, results of operation, cash flows or prospects. Further, we are also at risk that the public may confuse our name, images, brands, trademarks and other intellectual property with other similarly-named brands. Such similarly-named brands may not operate at the same high standards that we do, resulting in negative goodwill for our name, images and brands.

In general, incidents that could be damaging to our brand may arise from events that are or may be beyond our ability to control, such as:

•	actions taken (or not taken) by our employees relating to health, safety, construction, welfare, or otherwise;

•

security or data breaches or incidents, fraudulent activities associated with our membership database or electronic payment systems or unauthorized access to or use or disclosure of confidential, sensitive or PII;

•	litigation and legal claims, regardless of the merits or the outcome;

•	third-party misappropriation, dilution, infringement or other violation of our intellectual property; and

•	illegal activity targeted at us or others.

Our brand value could be diminished significantly if any such incidents or other matters erode confidence in our systems, which could result in fewer memberships being sold or renewed and ultimately lower Membership Revenues, which may adversely affect our business, results of operations and financial condition.

Finally, if we expand too rapidly we are susceptible to the perceived erosion of the desirability of our brand. In any such event, attrition among existing members may increase markedly, and we may encounter difficulties in attracting new members, any of which may adversely affect our business, results of operation and financial condition.

We may have to significantly increase our advertising, communications and marketing costs to prevent our name, image and brand value from diminishing, which may adversely affect our business and operations.

We largely rely on our existing membership base and our members’ personal networks for public relations and advertising our products and services and, as a result, we have virtually no marketing or sales costs associated with acquiring new members, and very low sales costs to market our products. However, as our business continues to grow and we seek to attract a larger membership or customer base for our different services and products, we may need to significantly increase and evolve our advertising, communications and marketing strategies, and more traditional advertising and marketing campaigns may not be successful, particularly in jurisdictions where the membership model for private clubs is not well known or is less developed. This may result in us incurring significantly more costs and expending other resources and investment to attract and retain members and other customers, which may adversely affect our business, results of operations and financial condition.

Our intellectual property rights are valuable, and any failure to obtain, maintain, protect, defend and enforce our intellectual property, including due to ‘brand squatting,’ could have a negative impact on the value of our brand names and adversely affect our business.

We rely on intellectual property registrations and trademark, trade dress and copyright laws in the US and internationally, as well as technological measures and contractual provisions, such as confidentiality agreements with our employees, contractors and consultants, to establish and protect our brands, maintain our competitive position and protect our intellectual property from infringement, misappropriation or other violation. The success of our business depends partly upon our continued ability to obtain and use our trademarks, service marks and trade names to increase awareness of our brands and to assist with their roll out and expansion across the world. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. It is challenging for us to monitor the unauthorized use of our intellectual property for every brand in our business across multiple jurisdictions, and we will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use, infringement, misappropriation or other violation of our intellectual property rights. We rely on, and will continue to rely on, litigation and regulatory actions to enforce our intellectual property rights against third parties who infringe, misappropriate or otherwise violate our intellectual property rights, which could result in substantial costs and diversion of resources (particularly management time) for us, may result in counterclaims or other claims against us, and may also harm our reputation or limit our business operations.

As we have grown, we have sought to register and protect our intellectual property rights in an increasing number of jurisdictions, a process that can be expensive and may not always be successful. In particular, the legal systems of some foreign countries can make it difficult to protect our intellectual property rights to the same degree as under the laws of the UK, the EU and the US, and we may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in all countries in which we operate. Brand squatting has been an issue for us in places such as South America and Asia, and particularly in China and Australia, where the presence of pre-existing third-party rights holders with ‘Soho’ trademarks has made registering our ‘Soho House’ trademark a challenge. We cannot be certain that all the steps we take and have taken to date are adequate to prevent imitation, use, infringement, misappropriation or other violation of our trademarks by others.

Currently, we do not own registered trademarks for all of our Houses and other brands, and while we may have unregistered rights in these trademarks, it may be harder for us to rely on any such unregistered rights to prevent third parties from copying or using our trademarks or logos without our permission. We have not been able to protect our trademarks in significant jurisdictions, such as China and Mexico. Our trademarks may be opposed, contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our trademarks or using similar trademarks in a manner that causes confusion or dilutes the value or strength of our brand. Failing to adequately obtain, maintain, protect, defend and enforce our portfolio of our brands and other intellectual property could diminish their value, goodwill and market acceptance and may also result in customer confusion. This may adversely affect our business and operations or our ability to implement our growth strategy. For more information, see “Business—Intellectual Property.”

In addition to registered intellectual property rights, we rely on non-registered proprietary information, technology and intellectual property rights, including with respect to the SH.APP and our other software, such as unregistered copyrights, confidential information, trade secrets, know-how and technical information. We attempt to protect our intellectual property, technology, and confidential information in part through confidentiality, non-disclosure and invention assignment agreements with our employees, consultants, contractors, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf or with whom we share information. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf or each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may not be self-executing or may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology or infringement of our intellectual property. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims in respect of our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information, see “Business—Intellectual Property.”

We may have disputes with, or be sued by, third parties for infringement, misappropriation or other violation of their intellectual property or proprietary rights, which could have a negative impact on our business.

Third parties may assert claims that we are infringing, misappropriating or otherwise violating their trademark, copyright or other intellectual property rights, and any claims or litigation, regardless of the outcome, may cause us to incur significant expenses and have a negative impact on our business. We cannot assure you that third parties will not seek to block, enjoin, oppose, or invalidate our use of certain trademarks or other intellectual property, seek monetary damages or other remedies for the prior use of our brand names or other intellectual property, or allege that the sale of our products or services is a violation of their trademark, copyright or other intellectual property rights. Defending any claims or litigation, even those without merit, could divert our management’s attention, consume significant time, result in costly legal fees or settlement, licensing, royalty or damages payments, restrict our business by requiring us to cease offering or re-design certain products or services, impose other unfavorable terms, require us to satisfy indemnification obligations and damage our reputation, which may materially adversely affect our business, results of operations and financial condition.

We depend on our senior management for the future success of our business, and the loss of one or more of our key personnel could have an adverse effect on our ability to manage our business and implement our growth strategies.

Our future success and our ability to manage future growth depend, in large part, upon the efforts of our senior management team. Our senior management team is comprised of highly regarded and experienced figures within our industry with proven track records of successful international expansion. They have extensive experience with, and an understanding of, our members and customers who appreciate high quality alternatives to the traditional dining, entertainment and accommodation options and the price points at which such members and customers are willing to pay for the distinctiveness of the products or services. It could be difficult for us to find appropriate replacements for our senior management, as competition for such personnel is intense. For example, we currently depend on our CEO and founder, Nick Jones, for his continued service and performance. Although we have entered into an employment agreement with Mr. Jones, the agreement has no specific duration and constitutes at-will employment. The loss of the services of one or more members of our senior management team, including Mr. Jones, could have an adverse effect on our ability to manage our business and implement our growth strategies.

We identified material weaknesses in connection with our internal control over financial reporting. Although we are taking steps to remediate these material weaknesses, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.

In connection with the audits of our consolidated financial statements for fiscal 2020, fiscal 2019 and fiscal 2018, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of GAAP, commensurate with our financial reporting requirements and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place, or not operating effectively. As a result, numerous adjustments to our consolidated financial statements were identified and made during the course of the audit process.

We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. However, as a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, at the time we file our second annual report on Form 10-K with the SEC, which be for the year ending December 31, 2022. Further, our independent registered public accounting firm is not required and has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our management or independent registered public accounting firm, and such control deficiencies could have also represented one or more material weaknesses in addition to those previously identified. We are currently in the process of remediating these material weaknesses and we are taking steps that we believe will address their underlying causes. We have enlisted the help of external advisors to provide assistance in the areas of internal controls and GAAP accounting in the short term, and are evaluating the longer-term resource needs of our accounting staff, including GAAP expertise. These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources. In addition, there is no assurance that we will be successful in hiring any necessary finance and accounting personnel in a timely manner, or at all.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

Our future performance depends in large part on our ability to respond to changes in consumer tastes, preferences and perceptions.

Our industry is driven in large part by consumer preferences and perceptions. Our success depends significantly on our ability to anticipate and respond to dynamic and evolving consumer tastes and preferences in a timely manner. If we fail to continue to create and offer quality Houses, restaurants, co-working spaces, wellness and other offerings, among other offerings, or provide superior service, we may not be able to sustain or increase membership and other member traffic, which may adversely affect our business, results of operation and financial condition. With respect to our restaurants, we may invest in the development of menu items and concepts which may not be as successful as we anticipate. If consumer tastes and preferences change, we may be required to adapt our offerings and we may not be able to do so quickly or successfully at a manageable cost. Moreover, if prevailing preferences and perceptions cause consumers to avoid our Houses, restaurants and other offerings in favor of alternatives, our business would materially suffer.

The growth of our business presents many risks, including risks related to the incurrence of debt or the expenditure of cash on new businesses, the risk that we may not be able to integrate new membership concepts into our existing business, which may prevent us from realizing the strategic and financial goals contemplated at the time of any such transaction and thus adversely affect our business.

Our business has grown, in part, through a number of carefully selected investment opportunities several of which we have financed through the incurrence of indebtedness. Any strategic transaction we may undertake in the future could likewise result in the incurrence of debt and contingent liabilities or in the use by us of available cash on hand to finance any such acquisitions or other opportunities. We may experience difficulties in integrating new Soho House, Ned, Scorpios, Soho Home, digital or other membership concepts into our business. In addition, our management may be distracted by the development and opening of new Houses and growth of new businesses. Thus, if we fail to integrate new membership concepts, there could be a material adverse effect on our business, results of operation, and financial condition.

In addition, our debt burden may increase if, as we have from time to time in the past, we borrow funds to finance any future investment or expansion opportunities, which could have a negative impact on our cash flows and our ability to finance our overall operations. Although we analyze and conduct due diligence (including detailed feasibility studies and site visits) on potential new Houses and other opportunities, our assessments are subject to a number of assumptions, including but not limited to, profitability, growth, interest rates and company valuations, and our inquiries may fail to uncover relevant information. There can be no assurance that our assessments or due diligence of and assumptions regarding new Houses or other opportunities will prove to be correct, and actual developments may differ significantly from our expectations.

Our continued growth depends on our ability to expand our presence in new and existing markets and develop complementary properties, concepts and product lines.

A substantial amount of our historical growth has been due to successfully establishing Houses in key cultural cities around the world and integrating our complementary products and services inside and outside of our Houses. We intend to replicate our model on an individualized but consistent basis in each city and continue focusing on the cross-selling opportunities created by our comprehensive portfolio of offerings. Our continued growth is dependent upon a number of factors, many of which are beyond our control, including our ability to: find quality locations and reach commercially acceptable agreements regarding the lease or, more rarely, the purchase of locations; compete for appropriate sites; convey the appeal and exclusivity of each of our brands to new markets to attract our target membership; comply with applicable zoning, land use, environmental, health and safety laws, and data privacy, protection and security laws, regulations and requirements; obtain, maintain, protect, defend and enforce our intellectual property rights, raise or have available an adequate amount of money for construction, development and/or opening costs; obtain appropriate permits and licensing, secure acceptable suppliers, particularly in emerging markets; and timely hire, train and retain the skilled management, chefs and other employees necessary to meet staffing needs. Any failure on our part to recognize or respond to each of these challenges may adversely affect the success of any new properties.

Typically, there has been a ‘ramp-up’ period of time before we consider a House to be ‘mature’ and expect it to achieve our targeted level of performance. Consumer recognition of our brand has been important in the success of our Houses in our existing markets and recognition may be lacking in new geographic markets. We believe pent-up demand supports our continued growth but there can be no assurance we will successfully attract enough members and guests to new Houses and associated offerings, or that the operating results generated at new Houses and associated offerings will meet our expectations or equal the operating results generated at our existing Houses and offerings or that we will successfully complete development and expansion projects on a timely basis. Our capital and other expenditures may also be higher than expected due to cost overruns, unexpected delays or other unforeseen factors. We may also incur costs for Houses and other concepts which fail to open due to unforeseen circumstances, which could lead to material adverse effects on our business, financial condition, liquidity, results of operation, cash flows or prospects.

We are exposed to the risks that pertain to the specific jurisdictions in which we currently or may in the future operate, which could hinder our ability to maintain and expand our international operations.

We currently have owned or leased Houses or other properties in the UK, the US, Canada, Turkey, Spain, the Netherlands, Germany, Greece, India and Hong Kong and plan in the next few years to expand to other international markets, including France, Italy, Israel and Mexico. The success and profitability of our current and future international operations are subject to numerous risks and uncertainties in each of these jurisdictions, many of which are outside of our control, such as exchange rate fluctuations, local economic conditions, availability of talented and qualified employees, import and export restrictions and tariffs, litigation in foreign jurisdictions, differing or limited protection of our intellectual property rights, cultural differences, increased expenses from inflation, political or economic instability, taxes and payment terms. Furthermore, changes in policies and/or laws in the UK, the US or other foreign jurisdictions resulting in, among other things, higher taxation or currency conversion limitations could reduce the anticipated benefits of our international operations. Any actions by countries or other jurisdictions in which we conduct or plan to conduct business to reverse policies that encourage foreign trade and investment could adversely affect our business relationships and gross profit. We may not be able to maintain and expand our international operations successfully or on economically favorable terms and, as a result, our business, results of operation and financial condition could be adversely affected.

Foreign currency fluctuations may reduce our net income and our capital levels, adversely affecting our financial condition.

We are exposed to foreign currency exchange rate risk both as a result of our operations in a variety of non-US countries, and our investments that are denominated in currencies other than the US dollar. We currently have no hedging arrangements in place to manage our exposure to foreign currency exchange risk.

Our results or equity may be reduced by fluctuations in foreign currency exchange rates that could materially adversely affect our business, results of operation and financial condition.

The UK’s withdrawal from the European Union (‘EU’) could have an adverse effect on our business.

In June 2016, UK voters approved a referendum to withdraw the UK’s membership from the EU, which is commonly referred to as “Brexit.” The UK’s withdrawal from the EU occurred on January 31, 2020, but the UK remained in the EU’s customs union and single market for a transition period that expired on December 31, 2020. On December 24, 2020, the UK and the EU entered into a trade and cooperation agreement (the ‘Trade and Cooperation Agreement’), which was applied on a provisional basis from January 1, 2021. While the economic integration does not reach the level that existed during the time the UK was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the UK and the EU are expected to continue in relation to the relationship between the UK and the EU in certain other areas which are not covered by the Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the UK and the EU.

We have operations in the UK and the EU and, as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit and the implementation and application of the Trade and Cooperation Agreement, including with respect to volatility in exchange rates and interest rates, disruptions to the free movement of data, goods, services, people and capital between the UK and the EU and potential material changes to the regulatory regime applicable to our operations in the UK. The uncertainty concerning the UK’s future legal, political and economic relationship with the EU could adversely affect political, regulatory, economic or market conditions in the EU, the UK and worldwide and could contribute to instability in global political institutions, regulatory agencies and financial markets. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the UK financial and banking markets, as well as to the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

We may also face new regulatory costs and challenges as a result of Brexit that could have a material adverse effect on our operations. For example, as of January 1, 2021, the UK lost the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in areas that are subject to such global trade agreements more difficult. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which laws of the EU to replace or replicate. There may continue to be economic uncertainty surrounding the consequences of Brexit that adversely impact customer confidence resulting in customers reducing their spending budgets on our services, which could materially adversely affect our business, financial condition and results of operation.

The ongoing instability and uncertainty surrounding Brexit and the implementation and application of the Trade and Cooperation Agreement, could require us to restructure our business operations in the UK and the EU and could have an adverse impact on our business and employees in the UK and EU.

We have certain fixed costs which we may be unable to adjust in a timely manner in response to a reduction in revenue.

The costs associated with owning, leasing and/or operating our Houses are significant, some of which may not be altered in a timely manner in response to changes in demand for our services. Rent expenses and property taxes constitute our primary fixed costs, and our profitability is dependent on our ability to anticipate and react to increases in food, labor, employee benefits and similar costs over which we have limited or no control. Food and beverage costs are a significant part of our operating expenses and have increased significantly in recent years and we anticipate those increases may continue. If our revenues decline and we are unable to reduce our expenses in a timely manner, or are unable or unwilling to pass these costs on to our members and guests, our business, results of operation and financial condition.

Food shortages or increases in food costs could slow our growth or harm our business.

A key part of our business is the supply of quality food that meets our requirements at prices that remain attractive to our customers. This means we need to achieve favorable commercial terms with our suppliers and ensure there is an uninterrupted supply chain which keeps pace with our growth in each of the jurisdictions in which we are based. If there is an interruption to food supply or a food shortage on a local or global scale (including as a result of inclement weather, issues in production or distribution, unanticipated demand or other conditions), this could reduce the availability of food in, and increase the pricing of, the food chain supplies that we use to run our operations. As we continue to expand into new territories in lesser developed countries, the risk of an interruption in our supply chain is more likely. Failure to source quality food at prices that are attractive to our customers may force us to increase our own pricing or remove certain items from our menus. This could make us less attractive to our members and customers who may then choose to reduce their dining in our businesses. Alternatively, we may be unwilling to pass these increased costs on to our members and customers, which would decrease our profit margins. In either case, this could have a material adverse effect on our business, results of operation and financial condition.

We are a holding company and our principal asset after the completion of this offering will be our direct ownership of Soho House Holdings Limited and the other operating companies. We will accordingly be dependent upon distributions from our subsidiaries to pay dividends (if any) taxes and other expenses.

Membership Collective Group Inc. is a holding company and, upon completion of this offering, our principal asset will be our direct ownership of Soho House Holdings Limited and the other operating companies. We have no independent means of generating revenue. We intend to cause Soho House Holdings Limited and the other operating companies to make distributions to us in an amount sufficient to allow us to pay our taxes and operating expenses, but we are limited in our ability to cause Soho House Holdings Limited and the other operating companies to make these and other distributions to us (including for purposes of paying corporate and other overhead expenses and dividends) under our credit facilities. Our existing credit facilities and any future indebtedness we may incur may restrict the ability of Soho House Holdings Limited and the other operating companies to make distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Yucaipa, through its participation in the Voting Group, will have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

We are currently controlled by Yucaipa, our Sponsor, and after the completion of this offering, we will be controlled by the Voting Group of which Yucaipa is a part. The Voting Group has agreed to vote with the other members of the Voting Group in favor of the election of Directors nominated by members of the Voting Group in accordance with a Stockholders’ Agreement entered into between us and each member of the Voting Group. After giving effect to the reorganization transactions described in “Prospectus Summary—Our Structure” and giving effect to the sale of the Class A common stock offered hereby, Yucaipa will own approximately     % of our Class B common stock, or approximately     % of the combined voting power of our common stock outstanding after this offering (or approximately     % of the combined voting power of our common stock if the underwriters exercise in full their option to purchase an additional                shares of Class A common stock), and the Voting Group will own Class B common stock representing approximately     % of the combined voting power of our common stock outstanding after this offering (or approximately     % of the combined voting power of our common stock if the underwriters exercise in full their option to purchase an additional                 shares of Class A common stock). Once the Voting Group owns less than 15% of our total outstanding common stock, all remaining Class B common stock will automatically convert on a one-for-one basis into Class A common stock.

The holders of our Class B common stock, which comprise certain affiliates of Yucaipa, our CEO (Mr. Jones), and a member of our Board (Mr. Caring), will be entitled to ten votes per share, whereas the holders of our Class A common stock offered hereby will be entitled to one vote per share of Class A common stock. As long as the Voting Group owns or controls common stock representing at least a majority of our outstanding combined voting power, and its members agree to act together, it will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our Board and the approval of any significant corporate transaction, including a sale of all or substantially all of our assets. Even if the Voting Group’s ownership falls below 50% of the combined voting power of our outstanding common stock, acting together, it may continue to be able to strongly influence or effectively control our decisions. Additionally, the Voting Group’s interests may not align with the interests of our other stockholders. Yucaipa and Mr. Caring are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Yucaipa and Mr. Caring may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Following this offering, our audit committee will be responsible for reviewing all related party transactions for potential conflict of interest situations and approving all such transactions. See “Certain Relationships and Related Party Transactions.” Our audit committee will consist of directors who are independent as required by

SEC and the listing rules of the NYSE, subject to the permitted phase-in period afforded by such rules. In addition, our code of ethics, following this offering, will contain provisions designed to address conflicts of interest. However, such provisions may not be effective in limiting Yucaipa’s significant influence over us.

Risks Related to Our Indebtedness

We have substantial debt, and we may incur additional indebtedness, which may negatively affect our business and financial results as well as limit our ability to pursue our growth strategy.

We have a substantial amount of debt, which requires significant principal and interest payments. As of January 3, 2021, we had $944 million of total debt (net of issuance costs) excluding operating leases outstanding (see Note 12 to our audited consolidated financial statements included elsewhere in this prospectus). Subject to the restrictions contained in our debt facilities, we may be able to incur additional indebtedness from time to time to finance working capital, capital expenditure or investments, or for other purposes. These restrictions will not prevent us from incurring obligations that do not constitute indebtedness, may be waived by certain votes of debt holders and, if we refinance our existing indebtedness, such refinancing indebtedness may contain fewer restrictions on our activities. To the extent new indebtedness or other financial obligations are added to our and our subsidiaries’ currently anticipated indebtedness levels, the related risks that we and our subsidiaries face could intensify.

Our substantial debt could adversely affect our financial condition and increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on, or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other existing and any future financial obligations and contractual commitments, could have important consequences. For example, it could:

•

make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under our credit facilities, including restrictive covenants, could result in an event of default under such facilities;

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have proportionately less indebtedness;

•

require the dedication of a substantial portion of our cash flow from operations towards the payment of amounts due on our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures and development or other corporate purposes;

•	increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancing;

•	increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•

place us at a competitive disadvantage compared to our competitors that are less highly leveraged and that, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting, including acquiring new assets;

•	restrict us from making strategic acquisitions or causing us to make non-strategic divestitures to service or repay such indebtedness; and

•	limit our ability to borrow additional funds, or dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, and other corporate purposes.

Each of these factors may have a material adverse effect on our business, results of operation and financial condition.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

The terms of our outstanding indebtedness restrict us from engaging in specified types of transactions. These covenants restrict our ability, among other things, to:

•	incur indebtedness or guarantees or engage in sale and leaseback transactions;

•	incur liens;

•	engage in mergers, acquisitions and asset sales;

•	alter the business conducted today by the company and its restricted subsidiaries;

•	make investments and loans;

•	declare dividends or other distributions;

•	enter into agreements limiting restricted subsidiary distributions; and

•	engage in certain transactions with affiliates.

Our indebtedness limits our ability to engage in these types of transactions even if we believe that a specific transaction would contribute to our future growth or improve our results of operation. In addition, the credit agreements governing our credit facilities require us to meet specified financial and operating results and maintain compliance with specified financial covenants and ratios. In particular, under our Revolving Credit Facility (as defined in the section entitled “Description of Certain Indebtedness—Revolving Credit Facility” in the prospectus), from March 31, 2020 we are required to maintain a Consolidated Obligor EBITDA (as defined in the Revolving Credit Facility) at or above a certain level. This level is £5 million ($7 million) at January 3, 2021 and scales up to £32 million ($44 million) from December 31, 2021 in line with the anticipated recovery from the pandemic.

A breach of any of the restrictive covenants in our credit facilities or senior secured notes could result in an event of default, which could trigger acceleration of our indebtedness and may result in the acceleration of, or default, under any other debt we have incurred or we may incur in the future to which a cross-acceleration or cross-default provision applies, which could have a material adverse effect on our business and operations. In the event of any default under our credit facilities or senior secured notes, the applicable lenders or notes purchasers could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, or in the alternative, the applicable lenders or agents could exercise their rights under the security documents, entered into in connection with our credit facilities and our senior secured notes. We have pledged a significant portion of our assets as collateral under our credit facilities and our senior secured notes.

If we were unable to repay or otherwise refinance these borrowings and loans when due, the applicable lenders or agents could proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders or agents accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our credit facilities or senior secured notes or the exercise by the applicable lenders or agents of their rights under the security documents would likely have a material adverse effect on our business and operations. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing on terms acceptable to us, or at all, to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under our credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Borrowings under the Revolving Credit Facility bear interest at a floating rate equal to a minimum LIBOR of 0% of the relevant currency or EURIBOR (as the case may be) plus an applicable margin of 3.35%. If the specified LIBOR or EURIBOR rate were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

We may enter into interest rate swaps, caps or other derivative financial instruments that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we currently have no hedging arrangements in place, and as such do not maintain derivative financial instruments with respect to all of our variable rate indebtedness, and any swaps we enter into in the future may not fully mitigate our interest rate risk.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

We are a holding company, and as such have no independent operations or material assets other than our ownership of equity interests in our subsidiaries and joint ventures, and our subsidiaries’ and our joint ventures’ contractual arrangements with members and customers, and we will depend on our subsidiaries and joint ventures to distribute funds to us so that we may pay our obligations and expenses.

Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness and to fund planned capital expenditures and other corporate expenses will depend on the ability of our subsidiaries and joint ventures to make distributions, dividends or advances to us, which in turn will depend on our subsidiaries’ and joint ventures’ future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Many of these factors are beyond our control.

We can provide no assurance that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized, or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Risks Related to Our Properties

Our properties are currently geographically concentrated in a limited number of cities and, accordingly, we could be disproportionately harmed by an economic downturn in these cities or by a disaster, such as a hurricane, earthquake or terrorist attack, among other catastrophes.

The concentration of our properties in a limited number of cities exposes us to greater risk to local economic, business and other conditions than more geographically diversified companies. For example, an economic downturn, a natural disaster, a terrorist attack, civil disturbances or similar catastrophes in London, New York or

Los Angeles would likely have a disproportionate effect on our overall results of operation. In addition, certain of our properties are located in markets that are more susceptible to natural disasters than others, which could adversely affect those properties, the local economies, or both. Specifically, the Miami, Florida area, where Soho Beach House is located, is susceptible to hurricanes, such as those that occurred in 2017; West Hollywood, California, where Soho House West Hollywood is located, and Istanbul, Turkey, where Soho House Istanbul is located, are susceptible to earthquakes; and there have been multiple terrorist attacks in areas where a number of our Houses are located, including London, Istanbul and Mumbai. Our properties are also at risk of man-made disasters, particularly fires. Our properties are also at risk of being negatively impacted by civil disturbances, protest or rioting, such as the 2019 political protests which impacted Soho House Hong Kong. While we maintain property and business interruption insurance, we carry large deductibles, and there can be no assurance that if an earthquake, hurricane or other natural or man-made disaster or other catastrophe should affect our geographical areas of operations, we would be able to maintain our current level of operations or profitability, or that property and business interruption insurance would adequately reimburse us for our losses. Any such economic downturn, disaster or other catastrophe could adversely affect our business, results of operation and financial condition.

We own some of our properties, which exposes us to a fall in property prices which could harm our business.

While our model is to lease our properties, there are certain properties within our portfolio—Babington House (Somerset, England), High Road House (London, England), Soho Beach House (Miami, US), Ludlow House (New York, US) and Soho House Barcelona (Barcelona, Spain)) that we own, whether wholly-owned or by way of a joint venture. The property market in any jurisdiction may fall resulting in an erosion of value that we have built up in the owned properties and therefore adversely impacting our business, results of operations and financial condition.

Our efforts to develop, redevelop or renovate our owned and leased properties could be delayed or become more expensive, which could reduce revenues or impair our ability to compete effectively.

The condition of aging properties could negatively impact our ability to attract members, or result in higher operating and capital costs, either of which could reduce revenues or profits. While we have budgeted for replacements and repairs to furniture, fixtures and equipment at our properties, there can be no assurance that these replacements and repairs will occur, or even if completed, will result in improved performance. In addition, these efforts are subject to a number of risks, including:

•	construction delays or cost overruns (including with respect to labor and materials) that may increase project costs;

•	obtaining zoning, occupancy, and other required permits or authorizations;

•	changes in economic conditions that may result in weakened or lack of demand or negative project returns;

•	governmental restrictions on the size or kind of development;

•	lack of availability of rooms or spaces for revenue-generating activities during construction, modernization or renovation projects;

•	environmental conditions of properties being developed;

•	force majeure events, including earthquakes, tornadoes, hurricanes, floods or tsunamis; and

•	design defects that could increase costs.

If properties under development or renovation are delayed in opening as scheduled, or if renovation investments adversely affect or fail to improve performance, this could lead to material adverse effects on our business, results of operation and financial condition.

Because most of our properties are leased, we are subject to the risk that these leases could expire or be terminated, including as a result of our default on payments under the lease, either of which would cause us to lose the ability to operate these properties.

Most of our Houses and the properties from which we operate our businesses are occupied under leases and the operation of our businesses in those Houses depends on our right to use the premises demised by the relevant lease. We are subject to the risk that a lessor could refuse to extend the agreed term of any lease agreement or that a lease agreement could be terminated before expiration of the lease term (e.g., due to a contractual break option available to the lessor or a breach of a statutory provision applicable to certain fixed-term lease agreements in the UK and Germany) or not be renewed on commercially reasonable terms or at all. Under the typical terms of the relevant leases, in the event of certain material breaches by us, the landlord may enforce its right to forfeit or terminate the lease. In some instances, the tenant has customary rights to apply for relief from any such forfeiture or termination, which application is likely to be successful if the relevant breach is remedied at the same time. However, more generally, there can be no assurances that any affected landlord would continue to allow us to use the land demised by the lease if we fail to meet our contractual obligations thereunder.

We are subject to the risk of condemnation or compulsory forfeiture.

Our business would be materially adversely affected if a condemnation or compulsory purchase order occurs in respect of any properties in which we have a long leasehold or freehold interest, since we would no longer be able to use and occupy the relevant property, and it would be unlikely that the amount received pursuant to the condemnation or compulsory purchase would represent the fair market value of the relevant property. Any property in any jurisdiction in which we operate may at any time be expropriated or compulsorily acquired by, among others, a local authority or a governmental department in connection with redevelopment or infrastructure projects which are of public benefit. Any of these developments could have a material adverse effect on our business, or results of operation and financial condition.

Any mortgage debt obligations we incur will expose us to increased risk of property losses due to foreclosure, including as a result of our cross-defaults to other indebtedness which could have a material adverse effect on us, including our financial condition, liquidity and results of operation.

Incurring mortgage debt increases our risk of property losses because any defaults on indebtedness secured by our owned properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing the loan for which we are in default. For tax purposes, a foreclosure of any non-recourse mortgage on any of our properties may be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. In certain of the jurisdictions in which we operate, if any such foreclosure is treated as a sale of the property and the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we could recognize taxable income upon foreclosure but may not receive any cash proceeds.

In addition, any default under our mortgage debt obligations may increase the risk of cross-default on our other indebtedness, including other mortgage debt. If this occurs, we may not be able to satisfy our obligations under our indebtedness, which could have a material adverse effect on us, including our business, results of operation and financial condition.

The use of joint ventures or other entities, over which we may not have full control, for development projects or acquisitions could prevent us from achieving our objectives.

We have in the past and may in the future acquire, develop or redevelop properties through joint ventures with third parties, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a House, joint venture or other entity. To the extent we own or lease properties through joint ventures or other entities, we may not be in a position to exercise sole decision-making authority regarding the ownership or operations of such

House or property, joint venture or other entity. Investments in joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners might become bankrupt or fail to fund their share of required capital contributions. Likewise, partners may have economic or other business interests or goals which are inconsistent or compete with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of creating impasses on decisions if neither we nor our partner have full control over the joint venture or other entity. Disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent management from focusing their time and effort on our business. Consequently, actions by, or disputes with, our partners might result in subjecting Houses or other properties owned or leased by the joint venture to additional risk. In addition, we may, in certain circumstances, be liable for the actions of our partners. See “Business—Joint Ventures, Operating Agreements and Partnership Agreements.”

Preparing our consolidated financial statements requires us to have access to information regarding the results of operation, financial position and cash flows of our joint ventures. Any deficiencies in our joint ventures’ internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our shares. Additionally, if our joint ventures are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

We may be subject to unknown latent defects or contingent liabilities related to our existing properties or properties that we acquire, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operation and prospects.

Our properties or properties that we may in the future acquire may be subject to unknown latent defects or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to our existing properties and any future acquisitions of properties by us may not survive the closing of the transactions. Furthermore, indemnification under such agreements may not exist or be limited and subject to various exceptions or materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the transferors or sellers of their representations and warranties or other prior actions by the sellers. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these properties may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may materially and adversely affect us, including our business, results of operation and financial condition.

Our properties or properties that we may lease or acquire may contain or develop harmful mold that could lead to liability for adverse health effects and costs of remediating the problem, either of which could have a material adverse effect on us, including our results of operation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. Some of the properties in our portfolio or properties that we may acquire or lease may contain microbial matter, such as mold and mildew, which could require us to undertake a costly remediation program to contain or remove the mold from the affected property. Furthermore, we can provide no assurances that we will be successful in identifying harmful mold and mildew at properties that we seek to acquire or lease in the future, which could require us to take remedial action at such properties. The presence of mold could expose us to liability from guests, employees, contractors and others if property damage or health concerns arise, which could have a material adverse effect on us, including our results of operation and financial condition.

Risks Related to our Technology and Data

Our business relies heavily on information systems and technology, and any failure, interruption or weakness in our or our third-party service providers’ information systems or technology may prevent us from effectively operating our business and damage our reputation. A failure to adequately update our existing systems and implement new systems could harm our businesses and adversely affect our results of operation.

We increasingly rely on information technology (‘IT’) systems, including our point-of-sale processing systems in our Houses, restaurants and other businesses and other information systems managed by third-party service providers, to interact with our members and customers and collect, maintain, store, transfer, disclose and otherwise process customer and member information and other PII, including for our operations, collection of cash, management of our supply chain, accounting, staffing, payment obligations, Automated Clearing House (‘ACH’) transactions, credit and debit card transactions, and other processes and procedures. We leverage our internal IT systems, and those of our third-party service providers, to enable, sustain, and support our business interests.

Given the communication channels through which we engage with our members, customers and employees, and other aspects of our business, it is important that we and our third-party service providers maintain uninterrupted operation of our business-critical computer systems. Our operations depend upon our ability, and the ability of our third-party service providers, to protect our computer equipment and other systems against damage, failure, interruption and other security incidents. However, our systems, and those of our third-party service providers, including back-up systems, are subject to damage, interruption, disruption or outage from, among other things, physical theft, human error, power outages and loss, computer and telecommunications failures, computer viruses and worms, installation of malicious software, internal or external security or data breaches, phishing, ransomware, malware, social engineering attacks, credential stuffing, denial-of-service attacks, catastrophic events and natural disasters such as fires, floods, earthquakes, tornadoes and hurricanes, wars, terrorism, fraud, negligence, misconduct or errors by our employees or other third parties, including state-sponsored organizations with significant financial and technological resources, and other disruptive problems or security breaches. If our or our third-party service providers’ systems are damaged or cease to function properly, we may have to make significant investments to fix or replace them, and we may suffer interruptions in our operations in the interim. Any interruption in such systems could have a material adverse effect on our business, results of operation and financial condition.

The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow, security breaches or other security incidents of our and our third-party service providers’ systems, or other unanticipated problems, could result in interruptions to, or delays in, our business and member and customer service, unauthorized access or misuse of data, including PII, and may reduce efficiency in our operations.

In addition, the implementation of technology changes and upgrades to maintain current systems and integrate new systems, as well as transitions from one service provider to another, may also cause service interruptions, disruptions or outages, operational delays due to the learning curve associated with using a new system, transaction processing errors and system conversion delays, and may cause us to fail to comply with applicable laws, rules, regulations, policies, industry standards, contractual obligations and other legal requirements related to data privacy, protection and security. If our information systems or those of our third-party service providers fail, and our or our third-party service providers’ back-up or disaster recovery plans are not adequate to address such failures, such events may adversely affect our business and operations. If we need to move to a different third-party system, our operations, including electronic funds transfer drafting, could be interrupted. In addition, remediation of such problems could result in significant, unplanned operating or capital expenditures, which may have an adverse effect on our business, results of operations and financial condition.

A cybersecurity attack, ‘data breach’ or other security incident experienced by us or our third-party service providers may result in negative publicity, claims, investigations and litigation and adversely affect our business, results of operation and financial condition.

Our IT and other systems, and those of our third-party service providers, are vulnerable to cybersecurity risks. For example, certain persons and entities may attempt to penetrate our network, the systems hosting our website or our other networks and systems, and may otherwise seek to misappropriate our proprietary or confidential information, including PII, or cause interruptions of our service. Because the techniques used by such persons and entities to access or sabotage networks and systems are increasingly diverse and sophisticated, change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Back-up and redundant systems may be insufficient or may fail, which may result in a disruption of availability of our products or services to our members or compromise the integrity or availability of our members’ information.

In addition, sophisticated operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of our networks, system, or our processing of personal information or other data. Furthermore, we depend upon our employees, independent contractors, consultants and other third parties with whom we do business to appropriately handle confidential data and deploy our IT resources in a safe and secure fashion that does not expose our network systems to security breaches and the loss of data. Accordingly, if any of our IT or cybersecurity systems, processes or policies, or those of any of our manufacturers, logistics providers, customers, independent contractors or other third-party service providers fail to protect against or effectively and timely remediate unauthorized access, sophisticated hacking or terrorism, the mishandling, misuse or misappropriation of data, including PII, by employees, contractors or other persons or entities, software errors, failures or crashes, interruptions in power supply, virus proliferation or malware, communications failures, acts or war or sabotage, denial-of-service attacks or other cybersecurity breaches or security incidents, our ability to conduct our business effectively could be damaged in a number of ways, including:

•	sensitive data regarding our business, including intellectual property, personal information (including PII), and other confidential and proprietary data, could be stolen;

•

our electronic communications systems, including email and other methods, could be disrupted, delayed, or damaged, and our ability to conduct our business operations could be seriously damaged until such systems can be restored;

•

our ability to process customer orders and our distribution channels could be disrupted, interrupted or damaged, resulting in delays in revenue recognition, harm to our relationships with customers and prospective customers and harm to our reputation;

•

accidental release or loss of or access to information maintained in our or third-party service providers’ information systems and networks, including PII of our employees and our members, may occur; and

•

PII relating to various parties, including members, customers, employees and business partners, could be compromised, and we may be found to be in violation of applicable data privacy, security and protection laws, rules, regulations, industry standards, policies or contractual obligations.

Furthermore, outside parties may attempt to fraudulently induce our employees or employees of our third-party service providers to disclose sensitive or confidential information in order to gain access to our or our third-party service providers’ systems and processes. The number and complexity of these threats continue to increase over time. Although we develop, maintain and regularly monitor systems and controls designed to prevent cybersecurity events from occurring, and we have policies and processes to identify and mitigate threats, such efforts may not be adequate and may not be able to prevent security breaches or unauthorized access to important and confidential data, including PII. The development and maintenance of our IT systems, controls, and processes require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, including the implementation of threat protection, information and network security measures and business continuity and disaster recovery plans, our systems and those of our third-party service providers may be vulnerable, and we cannot guarantee that the inadvertent or unauthorized use of confidential, sensitive or personal information, including PII, will not occur, or that third parties will not gain unauthorized access to such information.

A number of the states, counties and cities in which we maintain facilities have issued “shelter in place” and similar orders in response to the recent global outbreak of COVID-19. As a result, a proportion of our employees are currently working remotely on less secure systems, and we may need to devote additional resources to enhance the security of our IT systems, which may not successfully prevent against all risks. This transition to a remote work environment may exacerbate certain risks to our business, including increasing the stress on, and our vulnerability to disruptions of, our IT infrastructure and computer systems, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of personal or confidential information. Additionally, our third-party vendors are experiencing similar challenges as they provide services to us.

Should any of the above events occur, we could be subject to significant claims for liability from our customers, members, employees or other third parties and legal or regulatory investigations, inquiries or actions from governmental agencies or competent courts. In addition, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed. Any regulatory, contractual or other actions, litigations, investigations, fines, penalties and liabilities relating to any actual or alleged misuse or misappropriation of PII or other confidential or proprietary information could be significant in terms of monetary exposure and reputational impact, and may necessitate changes to our business operations that may be disruptive to us. Additionally, we could incur significant costs in order to upgrade our cybersecurity systems, processes, policies and procedures and remediate damages. While we maintain cyber risk insurance, in the event of a significant security or data breach, this insurance may not cover all of the losses that we may suffer. The successful assertion of one or more large claims against us that exceed our available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation and our business, financial condition and results of operations. We also cannot ensure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. Consequently, our financial performance and results of operations could be materially adversely affected.

In addition, certain jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. For example, the General Data Protection Regulation (2016/679) (‘GDPR’) and national laws supplementing the GDPR across the European Economic Area (‘EEA’), require companies to notify individuals of data security breaches that are likely to result in a high risk to the rights and freedoms of these individuals. Additionally, laws in all 50 US states require businesses to provide notice to customers whose PII has been disclosed as a result of a data breach. In some cases our agreements with certain customers may require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our current and prospective customers to lose confidence in the effectiveness of our data security measures. Moreover, if we, or a third-party service provider or a similar provider in our industry were to experience a security breach, customers may lose trust in the security of the business model and underlying technology generally, which could adversely impact our ability to retain existing customers or attract new ones.

Any actual or perceived threat of breach or disruption to our services or any compromise of personal data, including PII, or any actual or perceived violations of cybersecurity laws, rules or regulations, could impair our reputation, cause us to lose customers, members or revenue, cause us to face costly litigation or administrative or regulatory proceedings, result in member complaints, necessitate customer service or repair work, require increased security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, require the investigation and remediation of any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which would involve substantial costs, divert our management’s attention and resources and have a material adverse effect on our business, financial condition and results of operations.

If we fail to properly maintain the confidentiality and integrity of our data, including member and customer credit or debit card and bank account information and other PII, or if we fail to comply with applicable laws, rules, regulations, industry standards and contractual obligations relating to data privacy, protection and security, it may adversely affect our reputation, business and operations.

In the ordinary course of business, we collect, use, transmit, store and otherwise process member, customer and employee data, including credit and debit card numbers, bank account information, dates of birth and other highly sensitive information, including PII, in IT systems that we maintain and with third-party service providers with whom we contract to provide services. Some of this data is sensitive and could be an attractive target for criminal attack by malicious third parties with a wide range of expertise and motives (including financial gain), including organized criminal groups, hackers, disgruntled current or former employees, and others. In particular, the increasing sophistication and resources of cyber criminals and other non-state threat actors and increased actions by nation-state actors make keeping up with new threats difficult and could result in a breach of security. The integrity, protection and security of such member, customer and employee data is critical to us.

Despite the security measures we and our third-party service providers have in place to protect confidential information and PII and to comply with applicable laws, rules, regulations, industry standards and contractual obligations relating to data privacy, protection and security, our facilities and systems and those of our third-party service providers may be vulnerable to security or data breaches, acts of cyber terrorism or sabotage, vandalism or theft, computer viruses, misplaced, corrupted or lost data, programming or human errors or other similar events. Furthermore, the size and complexity of our IT systems and those of our third-party service providers make such systems potentially vulnerable to security or data breaches and other security incidents from inadvertent or intentional actions by our employees or third-party service providers or from attacks by malicious third parties. Because such attacks are increasing in sophistication and change frequently in nature, we and our third-party service providers may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our systems, or those of our third-party vendors, may not be discovered, mitigated or remediated promptly or effectively.

Additionally, the collection, maintenance, use, disclosure, storage, transmission, disposal and other processing of PII by our businesses are regulated at the federal, state local, provincial and international levels as well as by certain industry groups, such as the Payment Card Industry organization and the National Automated Clearing House Association. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events and the development of evolving technologies often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to change our business operations with respect to how we use, collect, store, transfer or otherwise process certain types of PII, implement new processes, and incur additional costs to comply with those laws and our members’ exercise of their rights thereunder.

Foreign data protection, privacy, consumer protection and other laws and regulations are often more restrictive than those in the United States. In particular, the EEA (comprised of the EU member states and Iceland, Liechtenstein and Norway) and the UK, have traditionally taken broader views as to types of data that are subject to privacy and data protection. The EU has adopted the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs. The GDPR requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of information, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the US. In 2016, the EU and US agreed to a transfer framework for data transferred from the EEA to the US, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the EU (‘CJEU’) in its Schrems II ruling. We continue to evaluate the impact of the Schrems II decision and are considering whether any additional steps need to be taken to continue to comply with applicable regulations in light of Schrems II. The standard contractual clauses issued by the European Commission for the transfer of personal data, a potential alternative to the Privacy Shield, may be similarly invalidated by the CJEU, and it remains to be seen whether additional means for lawful data transfers will become available. Fines for noncompliance with the GDPR are significant and can be up to the greater of €20 million or 4% of annual global turnover. We may also be liable should any individual who has suffered financial or non-financial damage arising out from our violation of the GDPR exercise their right to receive compensation against us. The GDPR also provides that EU member states may introduce further conditions, including limitations, and make their own laws and regulations further limiting the processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information. The EU has also proposed the draft ePrivacy Regulation, which will replace both the ePrivacy Directive and all the national laws implementing this directive. The ePrivacy Regulation, as proposed, would impose strict opt-in marketing rules, change rules about cookies, web beacons and related technologies, and significantly increase penalties for violations. Such regulations could limit our ability to collect, use and share EU data, could cause our compliance costs to increase and could increase our potential liability, ultimately having an adverse impact on our business, and harm our business and financial condition.

Further, the UK’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the UK have created uncertainty with regard to data protection regulation in the UK. As of January 1, 2021, following the expiry of transitional arrangements agreed to between the UK and EU, data processing in the UK is governed by a UK version of the GDPR (combining the GDPR and the UK’s Data Protection Act 2018), exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the UK and the EU agreed to a specified period during which the UK will be treated like an EU member state in relation to transfers of personal data to the UK for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an ‘adequacy finding’ in respect of the UK before the expiration of such specified period, the UK will become an ‘inadequate third country’ under the GDPR and transfers of data from the EEA to the UK will require a transfer mechanism, such as the standard contractual clauses. Furthermore, following the expiration of this specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the UK and EEA. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

In the US, numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and other processing of personal information. For example, the California Consumer Privacy Act (the ‘CCPA’), which came into effect on January 1, 2020, established a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against California residents (for example, by charging more for services) for exercising any of their rights under the CCPA. The CCPA imposes severe civil penalties and statutory damages, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. However, it remains unclear how various provisions of the CCPA will be interpreted and enforced. Furthermore, in November 2020, California voters passed the California Privacy Rights Act of 2020 (‘CPRA’). Effective in most material respects starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA to include additional data privacy compliance requirements that may impact our business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA.

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. Federal, state, local, provincial, and international regulators and industry groups may also consider and implement from time to time new data privacy, security and protection laws, rules, regulations and requirements that apply to our businesses, and we cannot yet determine the impact that such future laws, regulations and standards may have on our business. Compliance with evolving data privacy and security laws, rules, requirements and regulations may result in cost increases due to necessary changes to our systems and practices, new limitations or constraints on our business models, the development of new administrative processes and may prevent us from providing certain offerings in certain jurisdictions in which we currently operate and in which we may operate in the future. They also may impose further restrictions on our processing, sharing, transmission, collection, disclosure and use of PII that are housed in one or more databases maintained by us or our third-party service providers. Noncompliance with applicable data privacy, security and protection laws, rules and regulations, industry group requirements, contractual obligations or a security or data breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, including PII, whether by us or by one of our third-party service providers, could have a material adverse effect on our business, operations, brand, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order.

Regulatory Risks

We are subject to unionization and labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

Currently, none of our employees are represented by a union. Attempts may be made to organize all or part of our employee base. As we continue to expand and enter new territories, unions may make further attempts to organize all or part of our employee base. If some or all of our workforce were to become unionized, and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Additionally, responding to such organization attempts could distract our management and result in increased legal and other professional fees, and potential labor union contracts could put us at increased risk of labor strikes and disruption of our operations.

Our business is subject to a variety of employment laws and regulations and may become subject to additional requirements in the future. Although we believe we are in material compliance with applicable employment laws and regulations, in the event of a change in requirement, we may be required to modify our operations or to utilize resources to maintain compliance with such laws and regulations. Moreover, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare, pension and benefit issues. We may not be able to successfully defend such claims. We also may not be able to maintain a level of insurance that would provide adequate coverage against such potential claims. Our failure to comply with applicable employment laws and regulations and related legal actions against us may affect our ability to compete or have a material adverse effect on our business, results of operation and financial condition.

The industries in which we operate are heavily regulated and a failure to comply with regulatory requirements and protocols may result in an adverse effect on our business.

Our various properties are subject to numerous federal, state and local laws and regulations, including those relating to the preparation and sale of food and beverages, and specifically alcohol. The failure to comply with any such laws or regulations could subject us to a number of adverse consequences, including revocation or suspension of our liquor licenses by the relevant authorities and potential litigation. We are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to remodel, refurbish or add to our existing properties may be dependent upon our ability to obtain necessary building permits or other authorizations from local authorities. In addition, we are subject to the numerous rules and regulations relating to taxation. Finally, the products that we sell as part of our retail offerings are subject to various laws and regulations, including with regard to product and fire safety and labelling. We expect our business to expand into new and complementary lines of businesses which may subject us to additional laws and regulations and further increase the regulatory burden on us. Any failure to comply with these and other regulatory requirements may result in an adverse effect on our business, results of operations and financial condition.

We could face costs, liabilities and risks associated with, or arising out of, environmental, health and safety laws and regulations.

We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations that, among other matters, (i) regulate certain activities and operations, such as the use, management, generation, release, treatment, storage or disposal of, and exposure to, regulated or hazardous materials, substances or wastes, (ii) impose liability for costs of investigating and cleaning up, and for damages to natural resources from, spills, contamination from waste disposals on and off-site, or other releases of hazardous materials or regulated substances, and (iii) regulate workplace safety. Compliance with these laws and regulations could increase our cost of operation. Violation of these laws and regulations may subject us to sanctions or liabilities, including significant fines, penalties or other costs, suspension of our business or activities, or restrictions or revocation of licenses or permits, which could negatively impact our business, financial condition, liquidity, results of operation, cash flows or prospects. We could also be responsible for the investigation and remediation of environmental conditions at currently or formerly owned, operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third-party property damage or personal injury. Given that joint and several liability for contamination under certain environmental laws can be imposed on current or past owners or operators of a site without regard to fault, we may be subject to these liabilities regardless of whether we lease or own the property, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, third-party or a neighboring facility whose operations may have affected such property. We can also be liable for contamination at third-party sites to which we sent waste. In addition, from time to time, we may be required to remove, abate or manage certain substances such as asbestos, mold, radon gas, lead, or hazardous building materials or other hazardous conditions at our properties. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business, results of operation and financial condition.

In addition, new laws, regulations or policies or changes in existing laws, regulations or policies or in their enforcement, future spills or accidents or the discovery of currently unknown conditions or non-compliances may give rise to investigation and remediation liabilities, compliance costs, fines and penalties or other sanctions, or liability and claims for alleged natural resource damages, personal injury or property damage, any of which may have a material adverse effect on our business, results of operations and financial condition.

Litigation concerning food quality, health and safety, employee conduct and other issues could require us to incur additional liabilities or cause customers to avoid our restaurants.

Companies operating restaurants have from time to time faced lawsuits alleging that a guest suffered illness or injury during or after a visit to a restaurant, including actions seeking damages resulting from food borne illness and relating to notices with respect to chemicals contained in food products required under applicable laws. Similarly, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the restaurants we operate could lead to product liability or other claims. We cannot guarantee to our customers that our internal controls and training will be fully effective in preventing such issues and associated claims. Regardless of whether any claims against us are valid or whether we are ultimately held liable, claims against us may receive significant media focus and publicity, may be expensive to defend and may divert management attention and other resources from our operations and hurt our business, brand, financial condition, liquidity, results of operation, cash flows or prospects. A judgment or settlement significantly in excess of our insurance coverage for any claims could materially adversely affect our business, results of operation and financial condition. We may not be able to successfully defend such claims. We also may not be able to maintain a level of insurance that would provide adequate coverage against such potential claims.

Failure to comply with the US Foreign Corrupt Practices Act (‘FCPA’), the UK Bribery Act 2010 (‘Bribery Act’) and similar laws associated with our activities could subject us to penalties and other adverse consequences.

We face significant risks if we fail to comply with the FCPA, the Bribery Act and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many countries, particularly in countries with developing economies, some of which represent significant markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, the Bribery Act or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA, the Bribery Act and similar laws, such policy may not be effective at preventing all potential FCPA, Bribery Act or other violations. We also cannot guarantee the compliance by our vendors, suppliers and joint venture partners with applicable US laws, including the FCPA, the Bribery Act or other applicable non-US laws, including the Bribery Act. Therefore, there can be no assurance that none of our employees or agents will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA and Bribery Act matters and monitor compliance is at an early stage. Any violation of the FCPA or the Bribery Act and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our business, results of operation and financial condition.

Taxation Risks

Anticipated changes in effective tax rates or adverse outcomes resulting from our exposure to various tax regimes in the countries in which we operate.

We will be subject to income taxes in the US, the UK and other jurisdictions in which we operate, and our domestic and foreign tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations and double taxation agreements, or in the interpretation, administration, or application thereof (in particular, as a result of Brexit); or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by US federal and state and foreign authorities. Outcomes from these audits could have an adverse effect on our business, results of operation and financial condition.

Net operating losses and excess interest deductions to offset future taxable income may be subject to certain limitations or forfeiture.

As of January 3, 2021, we had deferred tax assets related to tax losses of $88 million and interest limitation carryforwards of $48 million against which a full valuation allowance had been recorded. This includes $56 million net operating losses (‘NOLs’), $18 million interest limitation carryforwards in the US, $20 million tax losses and $30 million interest limitation carryforwards in the UK, $3 million tax losses in the Netherlands and $6 million tax losses in Hong Kong.

Realization of these tax losses and interest deductions depends on future income, and there is a risk that our existing NOLs in certain jurisdictions including the US and the Netherlands could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our operating results.

A portion of the Company’s US deferred tax assets relates to NOLs, the use of which may not be available as a result of limitations on the use of acquired losses under Section 382 of the Internal Revenue Code of 1986, as amended (the ‘Code’). With respect to these operating losses, there is no assurance that they will be used given the current assessment of the limitations on their use or the current projection of future taxable income in the entities to which these losses relate. In addition, this offering, as well as future changes in our stock ownership, the causes of which may be outside of our control, could result in an additional ownership change under Section 382 of the Code. Our NOLs may also be impaired under US state laws. In addition, under the 2017 Tax Cuts and Jobs Act, NOLs generated in taxable years beginning after December 31, 2017 may be utilized to offset no more than 80% of taxable income annually. However, under the CARES Act, NOLs generated in taxable years 2018, 2019 and 2020 are not subject to this 80% limitation.

There is a risk that our UK losses and interest loss carryforwards may be restricted as a result of the changes in our stock ownership as a result of the offering process and/or as a result of the changes in the group structure as outlined in “Prospectus Summary—Our Structure.”

Risks Related to Being a Public Company

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices of which we have limited experience.

As a public company, and increasingly after we cease to be an ‘emerging growth company,’ we will incur significant legal, accounting, administrative and other costs and expenses that we have not previously incurred or experienced as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and the NYSE, impose numerous requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory ‘say on pay’ voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board or our board committees, or as executive officers.

The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements and appropriately train our employees and management or bring in additional resources. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we do not have sufficiently experienced employees in the business or are not able to hire additional qualified employees, we may not be able to successfully manage our businesses and pursue our strategic objectives.

The financial and legal workforce of our business are predominantly based in the UK and historically our business has been subject to accounting principles generally accepted in the UK and English law. We also report our financial results under GAAP and, upon consummation of this offering, will be subject to US-related regulations, including applicable SEC and NYSE regulations. As a result, we will need to hire new employees with sufficient expertise to ensure our compliance with these and other regulations. Competition for such employees can be intense, and an inability to attract or recruit additional qualified employees in order to ensure regulatory compliance, to ensure the integrity of our own financial reporting processes and to expand our business, or the loss of any existing employees experienced in these fields, could adversely affect our business, financial condition, liquidity, results of operation, cash flows or prospects.

If our existing material weaknesses persist or we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operation, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock and our overall business.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. As an ‘emerging growth company’ we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b). However, we may no longer avail ourselves of this exemption when we are no longer an ‘emerging growth company.’ When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404(b) will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.

Furthermore, investor perceptions of our company may suffer if additional deficiencies are found in our internal control over financial reporting, and this could cause a decline in the market price of our Class A common stock and accordingly our overall business. Regardless of compliance with Section 404, our failure to remediate the material weaknesses which have been identified or any additional failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our business, financial condition, liquidity, results of operation, cash flows or prospects and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

We are an ‘emerging growth company,’ and the reduced disclosure requirements applicable to such companies could make our Class A common stock less attractive to investors.

We are an ‘emerging growth company,’ as defined in the Jumpstart Our Business Startups, or JOBS Act, enacted in April 2012, and may remain an ‘emerging growth company’ until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a ‘large accelerated filer,’ our annual gross revenues equals or exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an ‘emerging growth company’ prior to the end of such five-year period. For as long as we remain an ‘emerging growth company,’ we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not ‘emerging growth companies.’

These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of operation” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an ‘emerging growth company’ can take advantage of an extended transition period for complying with new or revised accounting standards, thereby delaying the adoption of these accounting standards until they would apply to private companies. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and the price of our Class A common stock may be more volatile.

Risks Related to Our Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with the Voting Group, including control over decisions that require the approval of stockholders; this will limit or preclude your ability to influence corporate matters submitted to a stockholder vote.

Each share of our Class B common stock is entitled to ten votes, and each share of our Class A common stock, which are the shares we are selling in this offering, is entitled to one vote per share. After giving effect to the sale of the Class A common stock offered hereby, stockholders who beneficially own Class B common stock, including affiliates of Yucaipa and certain other stockholders who together constitute the Voting Group, will

control approximately     % of the combined voting power of our outstanding common stock following this offering (or approximately     % of the combined voting power of our outstanding common stock if the underwriters exercise in full their option to purchase an additional                     shares of Class A common stock).

Pursuant to our Certificate of Incorporation, each holder of our Class B common stock shall have the right to convert its shares of Class B common stock to shares of Class A common stock on a one-for-one basis.

Because of the 10:1 voting ratio between shares of our Class B common stock and Class A common stock, the Voting Group (which collectively holds all of our outstanding shares of Class B common stock) will collectively control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders so long as the Voting Group owns a requisite percentage of our total outstanding common stock. Pursuant to the terms of the Stockholders’ Agreement, the Voting Group will be entitled to designate individuals to be included in the nominees recommended by our Board for election to our Board as follows:

•

so long as the Voting Group owns at least 35% of our total outstanding shares of common stock, it will be entitled to designate six directors for nomination; so long as the Voting Group owns less than 35% but at least 15% of our total outstanding shares of common stock, it will be entitled to designate five directors for nomination;

•	so long as the Voting Group owns less than 15% but at least 9% of our total outstanding shares of common stock, it will be entitled to designate one director for nomination; and

•

in the event that the Voting Group owns less than 9% of our total outstanding shares of common stock, it will no longer be entitled to designate individuals for nomination for election to the Board, unless, in each case, any individual member of the Voting Group owns more than 5% of our total outstanding common stock, in which case such member will be entitled to nominate one director for election. In addition, for so long as Mr. Jones serves as our Chief Executive Officer, he shall remain a director on our Board. Once the Voting Group owns less than 15% of our total outstanding shares of common stock, all remaining shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock. Until such time as no members of the Voting Group are entitled to designate individuals to be included in the nominees recommended by our Board for election to our Board, or the Stockholders’ Agreement is otherwise terminated in accordance with its terms, the Voting Group acting together will agree to vote their Class B common stock in favor of the election of the nominees selected by the Voting Group. As a result, the Voting Group will have the ability to elect all of the members it nominates to our Board, and thereby, will exert a significant amount of control over our management and affairs. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. The difference in voting rights could also adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common stock to have value.

In addition, our Certificate of Incorporation permits the issuance of additional shares of Class B common stock to members of the Voting Group after the completion of this offering. If any such additional shares of Class B common stock were to be issued to members of the Voting Group, because of the ten-to-one voting ratio between our Class B common stock and Class A common stock holders of Class A common stock would experience a further and potentially significant lessening of their voting power and ability to influence matters submitted to our stockholders.

Additionally, the Voting Group’s interests may not align with the interests of our other stockholders. Yucaipa and Mr. Caring are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Yucaipa and Mr. Caring may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Upon the listing of our Class A common stock, we will be a ‘controlled company’ within the meaning of the rules of and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to all such requirements.

Because the Voting Group will continue to control a majority of the combined voting power of our common stock after completion of this offering for so long as it owns a requisite percentage of our total outstanding common stock, we will be a ‘controlled company’ within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a ‘controlled company’ and may elect not to comply with certain corporate governance requirements, including the requirements that it has, within one year of the date of the listing of our shares of Class A common stock:

•	a Board that is composed of a majority of independent directors, as defined under the listing rules of the NYSE;

•	a compensation committee that is composed entirely of independent directors; and

•	a nominating and corporate governance committee that is composed entirely of independent directors.

For at least a period of time following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors and our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, although we may transition to a Board with a majority of independent directors prior to the time we cease to be a ‘controlled company,’ you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Our status as a ‘controlled company’ could make our Class A common stock less attractive to some investors or otherwise negatively impact the price of our Class A common stock.

Certain of our directors have relationships with Yucaipa, which may cause conflicts of interest with respect to our business.

Following this offering,                of our directors will be affiliated with or are employees of Yucaipa. Our Yucaipa-affiliated directors have fiduciary duties to us and, in addition, have duties to Yucaipa. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and Yucaipa, whose interests may be adverse to ours in some circumstances.

New investors in our Class A common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common stock will be substantially higher than the net tangible book value per share of the outstanding Class A common stock immediately after the offering. Based on our net tangible book value as of            , 2021, after giving effect to the conversion of all shares of Class B common stock into shares of Class A common stock, if you purchase our Class A common stock in this offering, you will suffer immediate dilution in net tangible book value of approximately $                per share. See “Dilution.”

Our Certificate of Incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our Certificate of Incorporation, none of Yucaipa, the companies owned or controlled by Yucaipa, any affiliates of Yucaipa, or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other representatives will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our Certificate of Incorporation will provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent or other representative of Yucaipa or its affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Yucaipa or its affiliates and representatives, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Yucaipa or its affiliates and representatives. For instance, a director of our company who also serves as a director, officer or employee of Yucaipa or any of its portfolio companies or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Upon consummation of this offering, our Board will consist of                 members,                of whom will be employees of Yucaipa. These potential conflicts of interest could have a material and adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by any of Yucaipa to itself or its affiliated funds, the portfolio companies owned by such funds or any of their affiliates instead of to us. A description of our obligations related to corporate opportunities under our Articles are more fully described in ‘‘Description of Capital Stock—Corporate Opportunity.’’

Anti-takeover provisions contained in our Certificate of Incorporation could impair a takeover attempt.

Certain provisions in our Certificate of Incorporation are intended to have the effect of delaying or preventing a change in control or changes in our management. For example, our Certificate of Incorporation includes provisions that establish an advance notice procedure for stockholder resolutions to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board. Additionally, our Certificate of Incorporation will provide that we are not governed by Section 203 of the Delaware General Corporation Law (‘DGCL’), which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our Certificate of Incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination between our controlling stockholder and any affiliate thereof or its direct and indirect transferees, on the one hand, and us, on the other, or certain other situations as described below in “Description of Capital Stock—Anti-Takeover Provisions—Section 203 of the DGCL.”

These provisions could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our stockholders. For further information regarding the anti-takeover provisions, please see the section entitled “Description of Capital Stock.”

Our Certificate of Incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation, which will become effective immediately prior to the consummation of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL, our Certificate of Incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our Certificate of Incorporation, which will become effective immediately prior to the consummation of this offering, contains a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the US federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees and increase the costs to stockholders of bringing such a claim. If a court were to find the exclusive-forum provision in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

A significant portion of our total outstanding share is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of shares of our Class A common stock. After this offering, we will have                 shares of Class A common stock outstanding (assuming no exercise by the underwriters of their option to purchase an additional                shares of Class A common stock) and                shares of Class B common stock outstanding, which are convertible on a one-for-one basis into shares of our Class A common stock. All or substantially all of the shares of Class A common stock available upon conversion of our shares of Class B common stock outstanding after this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. Such shares of Class B common stock will, however, be able to be converted into shares of Class A common stock and resold after the expiration of the lock-up agreement as described in the “Shares Eligible for Future Sale” in this prospectus. In addition                 and                 may, in their sole discretion, release all or some portion of the common stock subject to lock-up agreements at any time and for any reason.

We also intend to file a Form S-8 under the Securities Act to register all shares of Class A common stock that we may issue under our equity compensation plans. In addition, the Voting Group and certain of our other equity holders have certain demand registration rights that could require us in the future to file registration statements in connection with sales of our Class A common stock by the Voting Group. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” Such sales by the Voting Group and certain of our other equity holders could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of shares of our Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them or are released from the restrictions of the lock-up agreements prior to their expiration, which may make it more difficult for you to sell your shares of Class A common stock at a time and price that you deem appropriate.

We have never paid dividends on our share capital and do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Accordingly, you may have to sell some or all of your shares of

Class A common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell shares and you may lose the entire amount of the investment.

Future sales, or the perception of future sales, of our Class A common stock may depress the price of our Class A common stock.

If we sell, or any of our stockholders sells, a large number of shares of our Class A common stock, or if we issue a large number of shares of Class A common stock in connection with future acquisitions, financings or other transactions, the market price of shares of our Class A common stock could decline significantly. Moreover, the perception in the public market that we might issue, or our stockholders might sell, shares of Class A common stock could depress the market price of those shares.

Additionally, each holder of our Class B common stock has the right, pursuant to our Certificate of Incorporation, to convert its shares of Class B common stock into shares of our Class A common stock on a one-for-one basis. Such a conversion would increase the number of shares of Class A common stock available for sale and could have the effect of depressing the trading price of our shares of Class A common stock. Furthermore, any shares of our Class A common stock sold through the Community Offers at a     % discount to the initial public offering price per share set forth on the cover page of this prospectus will not be subject to lockup restrictions, which could have the effect of depressing the trading price of our shares of Class A common stock.

We cannot predict the size of future issuances of shares our Class A common stock or the effect, if any, that future issuances or sales of our shares will have on the market price of such shares. Sales of substantial amounts of our shares, including sales by significant stockholders, and shares issued in connection with any conversion of shares of Class B common stock or any additional acquisition, or the perception that such conversions or sales could occur, may adversely affect prevailing market prices for our shares of Class A common stock. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate. See ‘‘Shares Eligible for Future Sale.’’

Our operating results and share price may be volatile, and the market price of shares of our Class A common stock after this offering may drop below the price you pay.

Our annual and quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of shares of our Class A common stock may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operation that vary from expectations of securities analysis and investors;

•	guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our vendors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our common stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	tax developments;

•	public responses to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural or man-made disasters, war, acts of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert time and attention of our management from our business, which could significantly harm our profitability and reputation.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the price of shares of our Class A common stock may decline.

We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of shares of our Class A common stock may decline as well.

General Risks

Increased use of social media could create and/or amplify the effects of negative publicity and have a material adverse effect on our business, financial condition, liquidity, results of operations, cash flows or prospects.

Events reported in the media, including social media, whether or not accurate or involving us, could create and/or amplify scrutiny and negative publicity for us or for the industry or market segments in which we operate. Such media topics could include, among other topics, food-borne or hygiene-related illnesses, issues with food traceability, contamination, unsanitary restaurant environments, issues relating to quality of service or product quality, allegations of discriminatory acts, injuries or guest misbehavior. Media reports relating to any of these topics, even where not involving us or inaccurate statements, could reduce demand for our products and/or services and could result in a decrease in customer traffic to or for any of our services. A decrease in traffic to our offerings could result in a decline in sales, which would have an adverse effect on our business, results of operation and financial condition.

If we are unable to compete effectively, our business and operations will be adversely affected.

We compete in numerous segments of the restaurant, hotel, working spaces, well-being, digital and retail industries, each of which faces its own challenges. Although we do not believe that we have a single direct competitor across all of the different sectors and geographies in which we operate, we face direct competition from other private members’ clubs, restaurants, bars, spas, hotels and co-working spaces that exist locally in proximity to our own Houses. No assurances can be given that these competing local clubs, restaurants, accommodation, co-working spaces, well-being, digital or retail providers, or other new entrants in any of these industries, will not expand and compete with us locally or globally. We believe that these business sectors are each highly competitive and primary competitive factors include name recognition, demographic considerations, effectiveness of public relations and brand recognition, level of service, convenience of location, quality of the property, pricing, product or service and range and quality of services and amenities offered. We compete with other restaurants, boutique hotels, co-working spaces and beauty care and retailers on a local level, as well as on a global level against certain larger chains with properties in the markets in which we operate. This competition may limit our ability to attract and retain existing members and customers and our ability to attract new members and customers. If we are unable to compete effectively in any of these market sectors, we could lose market share, which could adversely affect our business, results of operation and financial condition.

Difficult conditions in the global financial markets and the economy generally could affect our ability to obtain capital or financing and materially adversely affect our business and results of operation.

Any disruption in the global financial markets could materially impact liquidity in the financial markets and affect the availability and cost of credit. As part of our strategy, we focus on growing our presence in both new and existing markets, through the establishment of new properties, expansion of existing properties and expanding complementary concepts and product lines. These investments require significant capital expenditures, especially since new Houses typically generate little or no cash flow until some time after the project’s completion and the House has reached a maturation point. To the extent expenditure is significant, we may rely upon the availability of debt or additional equity capital. In addition, our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain additional equity or debt financing. Any disruption or uncertainty in the credit markets could negatively impact our ability to access additional financing. Sufficient financing may not be available or, if available, may not be available on terms acceptable to us, which may force us to seek alternative sources of potentially less attractive capital or financing or adversely cause us to suspend, abandon or delay development and other activities, including the opening of new Houses or expansion of existing Houses, in a manner that adversely affects our business.

Changes in consumer discretionary spending and general economic factors may adversely affect our results of operation.

We believe our ability to generate revenues is correlated to discretionary spending, which is influenced by general economic conditions, and the availability of discretionary income and consumer confidence. National, regional and local economic conditions can adversely affect disposable consumer income and consumer confidence. Economic conditions remain volatile in certain of the jurisdictions in which we operate. As a result, our members and other guests may have lower disposable income and reduce the frequency with which they dine out, travel or utilize our other products or services, or they may choose less expensive restaurants, lower cost hotels or otherwise reduce the costs or frequency of their travel and leisure activities in the future. An uncertain economic outlook may adversely affect consumer spending in our hospitality operations, as consumers may spend less in anticipation of a potential prolonged economic downturn. Unfavorable changes in these factors or in other general economic conditions affecting our members and guests could reduce their spending at our properties, impose practical limits on our pricing (including our membership fees) and increase our costs. Any of these factors could have a material adverse effect on our business, results of operation and financial condition.

As we expand our footprint internationally outside of the US and Europe, we are exposed to additional risks, including increased complexity and costs of managing projects and international operations and geopolitical instability.

As we open additional properties and expand our presence in new markets over the next few years where we have little to no experience, we expect to face numerous challenges and risks, including:

•	geopolitical and economic instability and military conflicts;

•	limited protection of our intellectual property and other assets;

•	compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	trade and foreign exchange restrictions and higher tariffs;

•	timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;

•	foreign currency fluctuations and exchange losses;

•	transportation delays and other consequences of limited local infrastructure, and disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers;

•	potential difficulties in staffing international operations;

•	local business and cultural factors that differ from our normal standards and practices;

•	differing employment practices and labor relations;

•	heightened risk of terrorist acts;

•	regional health issues, travel restrictions and natural disasters; and

•	work stoppages.

Increases in energy costs could have an adverse effect on our business.

We may be adversely affected by an increase in energy costs to our businesses (including electricity, gas and water). This may be driven by energy shortages, interruptions to our business supply, inflation, or the availability of energy supplier offerings. In addition, the increasing focus on climate change, both in the US and across other countries, could lead to additional regulations resulting in increased energy costs. The ability of our business to respond to such increased costs will depend on our ability to anticipate, react and respond to such increases in a timely manner which we may be unable to do as this is outside of our control and can be difficult to predict. As a result, energy cost increases could have an adverse effect on our business, results of operations and financial condition.

Labor shortages or increases in labor costs could slow our growth or harm our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of highly qualified employees necessary to staff our Houses and other membership platforms and keep pace with our growth. The qualified individuals that we need to fill these positions are in short supply, and competition for such employees is intense. If we are unable to recruit and retain sufficiently qualified individuals, our business and growth could be adversely affected. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs. If our labor costs increase, our business, results of operation, and financial condition will be adversely affected.

We may incur property, casualty or other losses not covered by our insurance.

We maintain insurance coverage for certain catastrophic risks, for employee health care benefits, workers’ compensation, general liability, property damage, directors’ and officers’ liability, vehicle liability and inventory loss. In North America, we maintain a self-insured employee health care policy. The types and amounts of insurance may vary from time to time based on our decisions with respect to risk retention and regulatory requirements. The occurrence of significant claims, a substantial rise in costs to maintain our insurance or the failure to maintain adequate insurance coverage could have an adverse impact on our business, financial condition, liquidity, results of operation, cash flows or prospects.

As there is currently no market for our Class A common stock, an active trading market may not develop or continue to be liquid and the market price of our common stock may be volatile.

Prior to this offering, there has not been a public market for our Class A common stock. While we intend to list our Class A common stock on the NYSE, an active market for our Class A common stock may not develop or be sustained after this offering, which could depress the market price of our Class A common stock and could affect your ability to sell your shares. In the absence of an active public trading market, you may not be able to liquidate your investment in our Class A common stock. An inactive market may also impair our ability to raise capital by selling our Class A common stock, our ability to motivate our employees through equity incentive awards and our ability to expand our business by using our Class A common stock as consideration. In addition, the market price of our Class A common stock may fluctuate significantly in response to various factors, some of which are beyond our control. The initial public offering price per share will be determined by negotiations among us and                 the representatives of the underwriters and therefore that price may not be indicative of the market price of our Class A common stock after this offering. In particular, we cannot assure you that you will be able to resell your Class A common stock at or above the initial public offering price. The stock markets have experienced volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. In addition to the factors discussed elsewhere in this prospectus, the factors that could affect our share price are:

•	US and international political and economic factors unrelated to our performance;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in or failure to meet publicly disclosed expectations as to our future financial performance;

•	changes in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	action by institutional stockholders, including purchases or sales of large blocks of common stock;

•	speculation in the press or investment community;

•	changes in market valuations or earnings of similar companies; and

•	announcements by us or our competitors of significant contracts, acquisitions or strategic partnerships.

In the past, following periods of volatility in the market price of a company’s securities, Class Action litigation has often been instituted against the relevant company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, results of operation and financial condition.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our shares of Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for shares of our Class A common stock would be negatively impacted. Even if we obtain securities or industry analyst coverage, and if one or more of these analysts downgrades our shares of Class A common stock or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for shares of our Class A common stock could decrease, which could cause our share price or trading volume to decline.

We could be subject to securities class action litigation.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

SPECIAL NOTE REGARDING FORWARD-LOOKING

STATEMENTS AND MARKET DATA

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: ‘may,’ ‘will,’ ‘could,’ ‘would,’ ‘should,’ ‘expect,’ ‘intend,’ ‘plan,’ ‘anticipate,’ ‘believe,’ ‘estimate,’ ‘predict,’ ‘project,’ ‘potential,’ ‘continue,’ ‘ongoing’ or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering.

While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming (i) an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus and (ii) the sale of         % of shares of our Class A common stock to be sold in this offering to Eligible Participants in the Community Offers at a         % discount to that initial public offering price of $         per share). If the underwriters exercise in full their option to purchase an additional              shares of Class A common stock, we estimate the net proceeds to us will be approximately $         million.

We estimate that the offering expenses (other than the underwriting discount) will be approximately $         million.

We intend to use the net proceeds from this offering to repay outstanding indebtedness of $         under our Revolving Credit Facility to pay the redemption price of the outstanding preferred shares of Soho House Holdings Limited in aggregate amount of $         and to use the remainder for general corporate purposes, including for working capital. The $         of indebtedness under our Revolving Credit Facility, to be repaid with a portion of the proceeds of this offering matures on January 25, 2023 and bears an interest rate of     %.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (and the corresponding increase or decrease in the discounted price for Eligible Participants in the Community Offers) would increase (decrease) the amount of proceeds to us from this offering by $         million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We do not currently pay dividends on any shares of our common stock and we currently intend to retain all available funds and any future earnings for use in the operation of our business. We may, however, pay cash dividends on our shares of common stock, including our shares of Class A common stock, in the future. Any future determination to pay dividends will be made at the discretion of our Board and will depend upon many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our board deems relevant. If we issue preference shares in the future, our board may declare and pay a dividend on one or more classes of shares to the extent one or more classes of shares ranks senior to or has a priority over another class of shares. Our ability to pay dividends on shares of our Class A common stock is limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. See “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Furthermore, Membership Collective Group Inc. is a holding company and has no direct operations. All of Membership Collective Group Inc.’s business operations are conducted through its subsidiaries. Any dividends we pay in respect of our equity securities will depend upon our funds legally available for distribution, including dividends we receive from our subsidiaries. Membership Collective Group Inc.’s subsidiaries are required to comply with various conditions before they are able to pay dividends or make distributions to Membership Collective Group Inc. See “Description of Capital Stock—Class A Common Stock—Dividend Rights and—Class B Common Stock—Dividend Rights.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of January 3, 2021 (i) on a historical basis, derived from our consolidated financial statements included, and elsewhere in the prospectus, (ii) on a pro forma basis, giving effect to the transactions described under “Prospectus Summary—Our Structure” in this prospectus and (iii) on a pro forma as adjusted basis, after also giving effect to the application of the net proceeds of the offering received by us, as described under “Use of Proceeds,” and the conversion of all outstanding senior convertible preference shares of Soho House Holdings Limited into an aggregate of              shares of Class A common stock of Membership Collective Group Inc. immediately upon the closing of this offering, based on the assumed initial public offering price of $             per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus (and assuming the sale of     % of shares of our Class A common stock to be sold in this offering to Eligible Participants in the Community Offers at a     % discount to that initial public offering price of $             per share), in each case as if they had occurred on January 3, 2021.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	As of January 3, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	($ thousand) (Unaudited)
Cash and cash equivalents	52,887

Restricted Cash	7,083

Total Debt, including current portion:
Debt, net of debt issuance costs	663,382
Property mortgage loans, net of debt issuance costs	114,798
Related party loans, net of imputed interest	18,206
Operating lease liabilities—sites trading less than one year	69,313
Operating lease liabilities—sites trading more than one year	1,020,885
Finance lease liabilities	73,558
Financing obligation	74,161

Total debt	2,034,303

Redeemable Preferred Shares	14,700

Redeemable C Ordinary Shares	160,405

Shareholders’ deficit:
A ordinary shares; B ordinary shares; C ordinary shares; C2 ordinary shares; D ordinary shares	265,181
Additional paid-in capital	72,755
Accumulated deficit	(757,103)
Accumulated other comprehensive (loss) income	(13,257)
Non-controlling interest	58,431

Total shareholders’ deficit	(373,993)

Total capitalization	1,835,415

(1)

Assuming the number of shares of Class A common stock sold by us in this offering remains the same as set forth on the cover page, a $1.00 increase or decrease in the assumed initial public offering price (and the corresponding increase or decrease in the discounted price for Eligible Participants in the Community Offers) would increase or decrease, as applicable, our total capitalization by approximately $            million.

DILUTION

Our net tangible book value as of January 3, 2021 was $         million, or $         per share of Class A common stock after giving effect to the conversion of all shares of Class B common stock into shares of Class A common stock. Net tangible book value per share of Class A common stock before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of Class A common stock outstanding at January 3, 2021 after giving effect to the conversion of all shares of Class B common stock into shares of Class A common stock and the conversion of all the Senior Preference Shares into shares of Class A common stock.

After giving effect to the sale of shares of Class A common stock sold by us in this offering at an assumed initial public offering price of $         per share of Class A common stock, the mid-point of the price range set forth on the cover page of this prospectus (and assuming the sale of     % of shares of our Class A common stock to be sold in this offering to Eligible Participants in the Community Offers at a     % discount to that initial public offering price of $             per share), the conversion of all shares of Class B common stock into shares of Class A common stock and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds,” our as adjusted net tangible book value at January 3, 2021 would have been $        , or $         per share of Class A common stock. This represents an immediate increase in as adjusted net tangible book value per share of Class A common stock of $         to the members of the Voting Group holding shares of Class B common stock and an immediate dilution in as adjusted net tangible book value per share of Class A common stock of $         to new investors who purchase the shares of Class A common stock in this offering. The following table illustrates this per share of Class A common stock dilution to new investors:

Assumed initial public offering price per share	$
Net tangible book value per share as of January 3, 2021	$
Increase in net tangible book value per share attributable to new investors in this offering	$
As adjusted net tangible book value per share after this offering	$
Dilution of net tangible book value per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share of Class A common stock, the mid-point of the price range set forth on the cover page of this prospectus (and the corresponding increase or decrease in the discounted price for Eligible Participants in the Community Offers), would increase or decrease total net tangible book value per share after this offering by per share of Class A common stock and the dilution to new investors by per share of Class A common stock, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

The following table summarizes, as of January 3, 2021, on the as adjusted basis described above, the total number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price paid per share by the existing stockholders (assuming the conversion of all shares of Class B common stock into shares of Class A common stock) and by new investors purchasing shares from us in this offering, based on an initial public offering price of $         per share of Class A common stock, the mid-point of the price range set forth on the cover page of this prospectus (and assuming the sale of     % of shares of our Class A common stock to be sold in this offering to Eligible Participants in the Community Offers at a     % discount to that initial public offering price of $             per share), before deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us (amounts in thousands, except percentages and per share data):

	Class A Common Stock Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus (and the corresponding increase or decrease in the discounted price for Eligible Participants in the Community Offers), would increase or decrease total consideration paid by new investors in shares of Class A common stock and total consideration paid by all holders of Class A common stock by $         million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase or decrease the total consideration paid to us by new investors in Class A common stock and total consideration paid to us by all holders of Class A common stock by $         million, assuming the assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus (and the corresponding increase or decrease in the discounted price for Eligible Participants in the Community Offers), remains the same and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the number of shares of Class A common stock held by existing stockholders after the completion of this offering, after giving effect to the conversion of all shares of Class B common stock into shares of Class A common stock, will be            , or     % of the total shares of Class A common stock outstanding after this offering, and the number of shares of Class A common stock held by new investors, after giving effect to the conversion of all shares of Class B common stock into shares of Class A common stock, will be             , or     % of the total shares of Class A common stock outstanding after this offering.

The number of shares of Class A common stock to be outstanding after this offering is based on (1) shares of Class A common stock outstanding as of January 3, 2021, after giving effect to the conversion of all shares of Class B common stock into shares of Class A common stock, (2) the number of shares of Class A common stock offered in this offering and (3) the conversion of all outstanding senior convertible preference shares of Soho House Holdings Limited into an aggregate of              shares of Class A common stock of Membership Collective Group Inc. immediately upon the closing of this offering, based on the assumed initial public offering price of $             per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus.

SELECTED HISTORICAL CONSOLIDATED

FINANCIAL AND OPERATING DATA

The following tables set forth our selected historical consolidated financial and operating data in both actual results and constant currency. The summary historical consolidated financial data as of and for fiscal 2020, fiscal 2019 and fiscal 2018, and for each of the fiscal years then ended, have been derived from our historical audited consolidated financial statements and notes thereto included elsewhere in this prospectus, except in relation to the balance sheet dated as of December 30, 2018, which is derived from our historical consolidated financial statements not included in this prospectus.

The following selected financial and operating data should be read in conjunction with, and are qualified in their entirety by reference to, the information included under the headings “Basis of Presentation,” “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our financial condition or operating results for any future period.

Selected historical consolidated financial and operating data, in both actual results and constant currency, are as follows:

	As of and For the Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
	(Dollar amounts in thousands, except per share data)
Consolidated Statements of Operations Data
Revenues
Membership revenues	$176,910	$167,582	$134,060
In-House revenues	126,774	312,330	271,392
Other revenues	80,692	162,123	169,853

Total revenues	384,376	642,035	575,305

Total operating expenses	$(539,106)	$(700,893)	$(607,690)

Operating loss	$(154,730)	$(58,858)	$(32,385)

Business interruption income	—	—	650
Interest expense, net	(77,792)	(64,108)	(57,700)
Gain (loss) on sale of property and other, net	98	(1,340)	(639)
Share of (loss) profit of equity method investments	(3,627)	774	270

Total other expense, net	(81,321)	(64,674)	(57,419)

Loss before income taxes	(236,051)	(123,532)	(89,804)

Income tax benefit (expense)	776	(4,468)	(43)

Net loss	(235,275)	(128,000)	(89,847)

Net loss attributable to Soho House Holdings Limited	(228,461)	(127,742)	(91,356)

Net loss per share (basic and diluted)	$(1.24)	$(0.76)	$(0.56)
Consolidated Balance Sheet Data
Cash and cash equivalents	$52,887	$44,050	$47,748
Restricted cash	$7,083	$12,265	$23,709
Total assets	$2,104,445	$1,964,977	$1,435,107
Total liabilities	$2,303,333	$2,064,830	$1,512,921
Redeemable preferred shares	$14,700	$14,700	$29,700
Redeemable C ordinary shares	$160,405	$67,416	$—
Total non-current liabilities	$1,950,375	$1,762,191	$1,176,010
Total shareholders’ deficit	$(373,993)	$(181,969)	$(107,514)
Total liabilities, redeemable preferred shares and shareholders’ deficit	$2,104,445	$1,964,977	$1,435,107
Other Operating Data (unaudited)
Number of Houses	27	26	23
Number of Soho House Members	113,509	119,832	101,968
Number of Other Members	5,252	424	241
Soho House Member Retention	92%	95%	95%
House-Level Contribution(1)	$81,159	$97,946	$94,529
As a percentage of House Revenues	27%	20%	23%
Total Other Contribution	$(26,070)	$19,649	$22,077
Adjusted EBITDA(2)	$226	$85,855	$76,998
As a percentage of Total Revenues	—	13%	13%
Number of Active App Users	77,226	90,885	76,021

(1)

‘House-Level Contribution’ is defined as House Revenues (which we define as Membership Revenues as well as In-House Revenues, less ‘Non-House Membership Revenue) less ‘In-House Operating Expenses,’ which includes expense items such as food and beverage costs, labor costs, variable overheads and fixed costs, such as rent. It does not reflect the impact of depreciation, amortization, impairment, gain or loss on sale of property, business interruption income or general and administrative expenses. Our management considers House-Level Contribution to be an important management measure to evaluate the performance and profitability of each House, and growth in aggregate House-Level Contribution allows us to leverage our general and administrative costs and improve overall profitability. For a reconciliation of House-Level Contribution to Operating Loss see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
(2)

‘Adjusted EBITDA’ is defined as net income (loss) before depreciation and amortization, interest expense, net, provision (benefit) for income taxes, adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, but are not limited to, loss (gain) on sale of property and other, net, share of loss (profit) from equity method investments, foreign exchange, pre-opening expenses, non-cash rent, deferred registration fees, net, share of equity method investments adjusted EBITDA, share-based compensation expense as well as certain other expenses, net (See “Summary Historical Consolidated Financial and Operating Data” included elsewhere in this prospectus). We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses (income) that do not relate to ongoing business performance. A reconciliation of Adjusted EBITDA to Net Loss is presented below.

	For the Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
	In Constant Currency (Unaudited)(1) (Dollar amounts in thousands, except per share data)
Consolidated Statements of Operations Data
Revenues
Membership revenues	$176,910	$168,037	$131,862
In-House revenues	126,774	313,631	273,184
Other revenues	80,692	163,045	156,594

Total revenues	384,376	644,713	561,640

Total operating expenses	$(539,106)	$(703,714)	$(592,260)

Operating loss	$(154,730)	$(59,001)	$(30,620)

Business interruption income	—	—	650
Interest expense, net	(77,792)	(64,276)	(55,667)
Gain (loss) on sale of property and other, net	98	(1,343)	(644)
Share of (loss) profit of equity method investments	(3,627)	717	265

Total other expense, net	(81,321)	(64,902)	(55,396)

Loss before income taxes	(236,051)	(123,903)	(86,016)
Income tax benefit (expense)	776	(4,536)	(26)

Net loss	$(235,275)	$(128,439)	$(86,042)

Net loss attributable to Soho House Holdings Limited	$(228,461)	$(128,193)	$(87,483)

Net loss per share	$(1.24)	$(0.76)	$(0.56)
Other Operating Data
House-Level Contribution(2)	$81,159	$98,208	$92,130
As a percentage of House Revenues	27%	20%	23%
Total Other Contribution	$(26,070)	$19,872	$22,105
Adjusted EBITDA(3)	$226	$86,203	$75,975
As a percentage of Total Revenues	—%	13%	14%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation of our constant currency results.
(2)

‘House-Level Contribution’ is defined as House Revenues (which we define as Membership Revenues plus In-House Revenues, less ‘Non-House Membership Revenue) less ‘In-House Operating Expenses,’ which includes expense items such as food and beverage costs, labor costs, variable overheads and fixed costs, such as rent. It does not reflect the impact of depreciation, amortization, impairment, gain or loss on sale of property, business interruption income or general and administrative expenses. Our management considers House-Level Contribution to be an important management measure to evaluate the performance and profitability of each House, and growth in aggregate House-Level Contribution allows us to leverage our general and administrative costs and improve overall profitability. For a reconciliation of House-Level Contribution to Operating Loss see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(3)

‘EBITDA’ is defined as net income (loss) before depreciation and amortization, interest expense, net, provision (benefit) for income taxes. ‘Adjusted EBITDA’ is defined as net income (loss) before depreciation and amortization, interest expense, net, provision (benefit) for income taxes, adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, but are not limited to, loss (gain) on sale of property and other, net, share of loss (profit) from equity method investments, foreign exchange, pre-opening expenses, non-cash rent, deferred registration fees, net, share of equity method investments adjusted EBITDA, share-based compensation expense as well as certain other expenses, net (as discussed below). We have chosen to exclude pre-opening expenses as they are not considered indicative of our ongoing operations, including costs related to new House openings, which are incurred on a non-recurring basis with respect to any particular House when opened. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses (income) that do not relate to ongoing business performance. Below is a reconciliation to Adjusted EBITDA from Net Loss for the periods specified:

	For the Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
	(Unaudited) (Dollar amounts in thousands)
Net Loss	$(235,275)	$(128,000)	$(89,847)
Depreciation and amortization	69,802	57,139	48,387
Interest expense, net	77,792	64,108	57,700
Income tax (benefit) expense	(776)	4,468	43

EBITDA	(88,457)	(2,285)	16,283
(Gain) loss on sale of property and other, net	(98)	1,340	639
Share of loss (profit) from equity method investments	3,627	(774)	(270)
Foreign exchange	(3,354)	(3,465)	1,315
Pre-opening expenses	21,058	23,437	20,323
Non-cash rent	15,627	33,128	9,434
Deferred registration fees, net	1,149	6,633	6,877
Share of equity method investments Adjusted EBITDA	3,563	6,747	5,877
Share-based compensation expense	2,618	—	—
Membership credits expense (1)	12,138	—	—
COVID-19 related charges (2)	4,589	—	—
Other expenses, net (3)	27,766	21,094	16,520

Adjusted EBITDA	226	$85,855	$76,998

(1)	Beginning on March 14, 2020, due to the COVID-19 pandemic, we issued membership credits to active members of our closed Houses to be redeemed for certain Soho Home products and services. Membership credits were a one-time goodwill gesture, issued as a marketing offer to active members. The expense represents our best estimate of the cost in fulfilling the Membership credits.
(2)	Represents items of additional expense incurred in order to comply with health and safety protocols while keeping certain Houses open during the pandemic.
(3)

Represents other items included in operating expenses, which are outside the normal scope of our ordinary activities or non-cash, including in fiscal 2020 expenses incurred in respect of abandoned project costs of $7,111 and corporate restructuring costs of $6,258, in fiscal 2019 an impairment charge in respect of balances outstanding from Quentin Limited of $9,960, losses in respect of contractual arrangements of $4,751 and corporate strategic costs of $1,376 and in fiscal 2018 abandoned transaction costs of $11,864, losses in respect of contractual arrangements of $1,581 and severance costs of $1,332.

	For the Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
	In Constant Currency (Unaudited)(1)
	(Dollar amounts in thousands)
Net Loss	$(235,275)	$(128,439)	$(86,040)
Depreciation and amortization	69,802	57,302	47,125
Interest expense, net	77,792	64,276	55,667
Income tax (benefit) expense	(776)	4,536	26

EBITDA	(88,457)	(2,325)	16,778
(Gain) loss on sale of property and other, net	(98)	1,343	644
Share of loss (profit) from equity method investments	3,627	(717)	(265)
Foreign exchange	(3,354)	(3,468)	1,226
Pre-opening expenses	21,058	23,490	19,960
Non-cash rent	15,627	33,284	9,275
Deferred registration fees, net	1,149	6,660	6,718
Share of equity method investments Adjusted EBITDA	3,563	6,771	5,742
Share-based compensation expense	2,618	—	—
Membership credits expense(2)	12,138	—	—
COVID-19 related charges(3)	4,589	—	—
Other expenses, net (4)	27,766	21,165	15,897

Adjusted EBITDA	$226	$86,203	$75,975

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.
(2)

Beginning on March 14, 2020, due to the COVID-19 pandemic, we issued membership credits to active members of our closed Houses to be redeemed for certain Soho Home products and services. Membership credits were a one-time goodwill gesture, issued as a marketing offer to active members. The expense represents our best estimate of the cost in fulfilling the Membership credits.

(3)	Represents items of additional expense incurred in order to comply with health and safety protocols while keeping certain Houses open during the pandemic.
(4)

Represents other items included in operating expenses, which are outside the normal scope of our ordinary activities or non-cash items, including in fiscal 2020 a charge in respect of abandoned project costs of $7,111 and corporate restructuring costs of $6,258, in fiscal 2019 an impairment charge in respect of balances outstanding from Quentin Limited of $9,960, losses in respect of contractual arrangements of $4,751 and corporate strategic costs of $1,376, and in fiscal 2018 abandoned transaction costs of $11,864, losses in respect of contractual arrangements of $1,581 and severance costs of $1,332.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data,” “Selected Historical Consolidated Financial and Operating Data,” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. See “Special Note Regarding Forward-Looking Statements and Market Data.” Future results could differ significantly from the historical results presented in this section. Unless otherwise indicated, all amounts are in thousands of US dollars.

OVERVIEW

OUR MEMBERSHIP PLATFORM – TWENTY-FIVE YEARS OF EXPERIENCE

The Membership Collective Group (MCG) is a global membership platform of physical and digital spaces that connects a vibrant, diverse group of members from across the world. These members use the MCG platform to both work and socialize, to connect, create, have fun and drive a positive change.

We began with the opening of the first Soho House in 1995 and remain the only company to have scaled a private membership platform with a global presence. Over the last 25 years, we have expanded our membership expertise and diversified our offerings—both physically and digitally. As of January 3, 2021, we have over 118,500 members (including over 113,500 Soho House members) who engage with MCG through our global portfolio of 27 Soho Houses, nine Soho Works, The Ned in London, Scorpios Beach Club in Mykonos, Soho Home, our interiors and lifestyle retail brand, and our digital channels.

The central pillar of MCG is Soho House, which drives the majority of our membership, revenue and profit today. Since the opening of our first House in the Soho district of London in 1995, we have successfully identified the demand for a premium membership offering that caters to a progressive, creative and diverse global audience. Today, we believe our membership offering, consistently high standards of service, and our global footprint remain unparalleled. As of January 3, 2021, Soho House is a membership of more than 113,500 creative and loyal individuals. A Soho House membership offers access to a network of distinctive and carefully curated Houses, across North America, the United Kingdom, Europe and Asia, which serve as the cornerstone of our member experience. We enhance our member experience through our digital channels, including our app (the ‘SH.APP’) and our website. Annually, we host thousands of physical and digital member events worldwide, spanning film, fashion, art, food and drink, well-being, work and music—and help our members forge connections to bring them closer together.

Our membership expertise, honed through the growth of Soho House, has led to our evolution into the Membership Collective Group, a home to numerous memberships including Cities Without Houses, Soho Works, Soho Friends, Soho House Digital, SOHO HOME+ and Ned’s Club. By designing, curating and growing our membership offering, our membership platform can quickly and easily respond to shifting lifestyle trends and the evolution of our members’ needs. Our memberships work together, allowing us to reach new audiences with a set of interconnected offerings.

Everything we do across these memberships begins and ends with our members. The foundation of our member experience has been crafted over our 25-year history and is built on the following pillars:

•

Membership: We are in the business of forging connections and bringing people together. Our diverse global membership is the soul of our company. It is the people that define our culture and shape the experience – in turn attracting new members.

•

Physical and digital spaces: We create and operate interconnected spaces. Each of our physical locations is designed to reflect our members and the local community that they serve. Our digital platforms extend our connection with members beyond our physical spaces, in turn significantly enhancing the member experience.

•

Design: Our design DNA is instantly recognizable across all of our membership models, whether in our Houses, Soho Works, The Ned, Scorpios Beach Club or Soho Home. While each House is unique, they each have a consistency in their architectural and interior style that has come to define the Soho House experience. In each new House or site that we develop for our other brands, this style is interpreted for local tastes and preferences, reflecting the culture of the respective city.

•

Services, products and experiences: Our member-obsessed culture drives us to relentlessly improve the quality of the services, products and experiences we offer to our members. We do not cut corners or compromise on quality, taking the long-term view that there is no substitute for the highest quality services, products and experiences when it comes to fostering loyalty from our members.

•

Innovation: We have always strived to adapt and evolve by anticipating our members’ needs and wants. Innovation has always been part of our culture and approach, and we have used that mindset to create new memberships to serve a wider audience of people who desire personal connection via new channels.

•	House Foundations: We are committed to integrating the pillars of our social responsibility and sustainability program, House Foundations, into everything we do.

Sitting at the heart of MCG, Soho House has a highly loyal membership base, with annual Soho House Member Retention rates averaging 94% between fiscal 2016 and 2020. Our membership has remained resilient through multiple economic cycles and the COVID-19 pandemic. When our physical sites were forced to close as a result of the COVID-19 pandemic, there was minimal impact on the retention of Soho House members, with the Soho House Member Retention rate remaining at 92% for fiscal 2020. We also saw the demand across all of our membership brands strengthen, with over 30,000 applications for our membership brands submitted during fiscal

2020. The power of our model is driven by the important role we believe that we play in our members’ lives and the value we consistently provide them for their membership fees. We believe our retention compares favorably to leading consumer subscriptions or memberships—across music, media, fitness, entertainment and commerce—despite. in many cases, their significantly lower price points.

The demand for our membership is also demonstrated by our large and growing global wait list, which as of January 1, 2021 stands at over 48,000 applicants. Awareness of our distinct membership offerings and their scarcity is spread by our members organically through word of mouth, social media and press coverage. With virtually no marketing or sales costs associated with acquiring new members, we have been able to grow our membership by a 16% compound annual growth rate (‘CAGR’) between fiscal 2016 and 2020, while expanding our Membership Revenue at a 24% CAGR during the same period.

There are multiple consumer forces at play that have increased the relevance of our memberships. We have observed a secular shift in the ways that people live and work—with less time spent in traditional corporate offices and more time in social spaces that encourage creativity and mutual engagement. We believe that these trends will only accelerate, and that the freedom to be able to choose where to live and work—particularly in light of the COVID-19 pandemic—will likely have a significant impact on our target market. We believe this will create an even greater demand for curated communities that can grow and thrive in a more deliberate environment.

For fiscal 2020, we had total revenues of $384 million, a net loss of $(235) million and Adjusted EBITDA of less than $1 million. For fiscal 2019, we had total revenues of $642 million, a net loss of $(128) million, and Adjusted EBITDA of $86 million. For fiscal 2018, we had total revenues of $575 million, a net loss of $(90) million, and Adjusted EBITDA of $77 million. For fiscal 2020, of our $384 million in revenue, $177 million (46%) was attributable to Membership Revenues, $127 million (33%) to In-House Revenues, and $81 million to Other Revenues (21%). For fiscal 2019, of our $642 million in revenue, $168 million (26%) was attributable to Membership Revenues, $312 million (49%) to In-House Revenues, and $162 million to Other Revenues (25%). For fiscal 2018, of our $575 million in revenue, $134 million (23%) was attributable to Membership Revenues, $271 million (47%) to In-House Revenues, and $170 million to Other Revenues (30%). Please see “—Summary Historical Consolidated Financial and Operating Data” for a definition of Non-GAAP Adjusted EBITDA and a reconciliation to net loss, the most directly comparable GAAP measure.

Membership Revenues are comprised of annual membership fees and one-time initial registration fees paid by members. In-House Revenues include all revenues realized within our Houses, including food and beverage, accommodation, and spa products and treatments. Other Revenues include all revenues not realized within our Houses, including Scorpios, Soho Works and standalone restaurants, design and procurement fees from Soho House Design and Soho Home among others.

TOTAL MEMBERSHIP (THOUSANDS)	MEMBERSHIP REVENUE (MILLIONS)

*	Represents Soho House Member Retention only

OUR MEMBERSHIP PLATFORM

All of our memberships have been built to enrich the lives of their members, as well as expand our membership offering to a broader audience.

SOHO HOUSE

Soho House remains at the core of our membership platform by creating a foundation upon which additional membership businesses can be built and scaled. While our physical Houses provide our foundation, the people inside them are the soul of Soho House. As a membership founded for the creative industries, we are proud to have championed members who have gone on to shape our cultural landscape as world class writers, artists, performers, directors, founders, designers, and producers – all reflecting the spirit and energy of Soho House.

The membership of each House is assembled by a select committee of influential creatives and innovators that represent the local area in which the membership is founded. Our members actively engage in creating the culture of each House, helping to shape and localize it by participating in member events and contributing to editorial and digital content. We believe this adds to the value of each House, enriching the membership and enhancing the attractiveness of membership to prospective members worldwide. With a current US Every House annual membership fee of approximately $3,400 providing access to all of our Houses globally, we believe our membership offering provides compelling value to our members that increases as we add new Houses and more members to our global community. Our Houses attract members from every demographic, with members from “Generation Z” (21 years old and younger) and “Millennials” (22- to 37-year-olds) constituting the fastest-growing cohorts. We also believe that the pricing of our In-House offerings represents great value to our members because of the level of quality provided, reinforcing the overall membership experience, rewarding their brand loyalty and creating opportunities for future and recurring revenues.

Information on the websites and social media platforms referenced above is not incorporated by reference into this prospectus.

We created the following types of membership under Soho House to reach a broader audience and enhance the experience of our existing members:

•	CITIES WITHOUT HOUSES

In 2017, we introduced a new type of Soho House membership known as Cities Without Houses (‘CWH’), which opens up the Soho House membership to people who live in cities where we do not yet have a physical House. This membership allows us to welcome members to our global community in new geographies, generates additional revenues on our existing base of Houses and provides intelligence for future growth, which we have employed to open new Houses in certain locations, including in Austin, Texas and Paris, both of which are expected to open in 2021. We currently have more than 5,100 CWH members across 44 cities, paying an annual US membership price of $2,630.

•	SOHO HOUSE DIGITAL MEMBERSHIP

The ambition for Soho House has always been to create a truly global membership that brings creative people together, from all over the world. We believe that we will be able to achieve this through the introduction of Soho House Digital Membership - a new, paid digital-only membership that we plan to launch in late 2021. Not limited by our physical footprint, Soho House Digital Membership will expand our global reach, allowing us to move further into Asia, Africa and South America, adding fascinating creatives from dynamic cities to our membership.

Soho House Digital Membership will be subject to the same application and approval process as Soho House membership, allowing like-minded individuals to connect, communicate and collaborate with each other, in a purely digital space through the SH.APP. It will make our membership truly diverse, and will enable the best creatives from all over the world to make meaningful connections with each other. In the same way that we’ve grown Cities Without Houses membership in 44 cities around the world, we will use our connections and liaisons on the ground in new cities to build awareness of digital membership, growing it organically through existing creative communities.

By leveraging our digital platforms in this way, and removing the reliance on physical spaces to experience the benefits of our membership, we have created a gateway to previously untapped growth opportunities. We believe this new membership type will be attractive to potential members who are already used to socializing, networking and working digitally. Existing Soho House members will also receive the full functionalities of the Soho House Digital Membership, and therefore, the introduction of the Soho House Digital Membership only serves to improve the richness of their membership experience, making it more valuable – with new opportunities to connect with and consume content from a truly global and diverse membership base.

•	SOHO FRIENDS

There is a significant number of people who enjoy the Soho House way of living and who have already visited our Houses as guests, stayed in our bedrooms, or visited our public restaurants and spas, but do not currently have a Soho House membership. To respond to this audience, we launched Soho Friends in November 2020 for an annual subscription cost of £100. We offer access to physical spaces, including Soho House bedrooms, and Soho Studios (our new social spaces for Soho Friends and Soho House members) that host curated programs of events and screenings, with additional benefits from our restaurants, spas and online retail brands, although Soho Friends do not have full access to our Houses. Between November 2020 and January 2021, we have received over 4,000 applications, the majority of which originated from a recommendation of a Soho House member or an MCG employee, and accepted over 2,100 Soho Friends members. We intend to grow this membership brand in a measured way so that our Soho House members continue to account for the majority of visitors to our Houses and restaurants.

SOHO HOME

Soho Home was created as a result of the constant requests from our members to recreate the look and feel of the Houses in their own homes. Soho Home is an interiors and lifestyle retail brand that offers handcrafted furniture, lighting, textiles, tableware and accessories through ecommerce. Over the past year, we have transformed Soho Home into a high growth retail business, and in October 2020, we launched SOHO HOME+, which is a subscription-based membership platform with over 1,800 members as of January 3, 2021, that offers price discounts, free delivery, and expert design advice plus early access to new collections and seasonal sales for an annual price of £60.

SOHO WORKS

First launched in 2015, Soho Works provides its members with the space and resources to work alongside other like-minded individuals and businesses—facilitating connections and providing the tools to flourish. Aimed at existing Soho House and Soho Friends members, Soho Works draws on the same design principles and membership ethos as Soho House, but is a space purposed entirely for work and creative collaboration.

Beginning with one location in London, we have since opened eight additional sites in London, New York and Los Angeles over the last two years and as of January 3, 2021, we had over 1,000 members. Soho Works membership rates vary by location and Soho House membership status. For Soho House members, a US Soho Works membership ranges from $250—$600 per month, depending on membership type.

SCORPIOS BEACH CLUB

Set in a cove on the southern tip of Mykonos, Scorpios offers a one of a kind beach experience with a well- established globally recognized brand. With a restaurant, terraces and daybeds, and a distinctive wellness offering, Scorpios enriches the lives of its guests who are looking to escape from their daily lives. We believe the

Scorpios concept has significant potential to expand into additional locations as a key part of our platform and we expect to open our second site in Tulum, Mexico at the end of 2022. While we do not currently offer a standalone membership, there is significant interest from our customers to do so and we therefore plan to launch a unique Scorpios membership in 2022.

THE NED

The Ned has created a new space in the heart of the City of London for its members to meet, eat, drink and socialize. The Ned brand seeks to embody a “city within a city” full-service destination, by playing host to multiple restaurants, bedrooms, a range of grooming services, spa, gym and a full service members’ club. The membership offered by The Ned (‘Ned’s Club’) is aimed at a broader group of professional people. As of January 3, 2021, Ned’s Club had over 2,900 members paying an annual subscription price of £3,150, and intends to expand into additional cities beyond London, as well as launch Ned Friends – a more accessible membership similar to Soho Friend for frequent visitors and customers of The Ned. We receive management fees under our hotel management contract for the operation of The Ned.

FACTORS AFFECTING OUR BUSINESS

We believe the coveted lifestyle brand we have created has significant and proven growth potential. This potential, combined with the stability of our membership base, we believe will enable us to maintain our position as an industry leader in the future. We expect to grow our member base by growing the number of Soho Houses, continuing to scale our existing membership brands and launching and growing new membership brands. We believe our track record in expanding and growing our platform will position us to achieve significant and sustained growth.

A significant portion of our revenues is derived from House Revenues which consist of Membership Revenues and In-House Revenues. Our Membership Revenues, which are reflective of our steady and growing global brand, help to provide us with a recurring revenue base that limits the impact of fluctuations in regional economic conditions.

Our business and future performance is also affected by a variety of factors, including:

•

The ability to grow our member base.    Long-term member growth is a direct driver of Membership Revenue growth and an important factor in In-House Revenue growth. The impact of long-term member growth on Membership Revenues can be particularly impactful to our earnings given the lower direct expenses associated with incremental Membership Revenues relative to our other revenue streams.

•

Our ability to grow In-House Revenues.    In addition to their annual membership fee, our members pay for goods and services that they consume, which we refer to as In-House Revenues. We continue to actively develop the offerings in our Soho Houses and our other membership brands to improve overall experience and capture greater spend on food and beverage, accommodation, spa services, private events and our other goods and services. We believe that the pricing of our In-House offerings represents great value to our members for the level of quality provided, reinforcing the overall membership experience, rewarding brand loyalty and creating the opportunity for future revenue enhancement. Our proven ability to drive long-term member growth at existing Houses is also an important contributing factor in sustaining In-House Revenue growth.

•

Our ability to adjust membership pricing.    As we expand our number of Soho Houses globally and continue to invest in maintaining the quality of our existing Soho Houses, we are able to grow Membership Revenue by periodically reviewing our membership fee rates, as well as migrating members from Local House to Every House memberships, which also has the effect of increasing Membership Revenues and offering new membership brands to join. Contrary to traditional hospitality companies which may experience brand dilution as they expand, the value of our membership and brand strengthens as we expand into new cities and properties and new membership brands. As we expand globally, the value of an Every House membership becomes more compelling to both new and existing members, enhancing our revenue potential. Historically, our membership price increases have not had a material impact on our retention rates and we believe this provides a strong indication of demand and price inelasticity for our memberships.

•

Our ability to grow our membership brands and products.    We believe the strength of our brand and our culture of creativity and innovation will allow us to continue to capitalize on opportunities in complementary concepts and product lines and that our adjacent lines of business can achieve substantial stand-alone scale. Our expansion into new products and businesses can contribute meaningfully to our revenue in the future as we tap into our existing and growing membership base.

REPORTABLE SEGMENTS

Our operations consist of four reportable segments and one non-reportable segment that we present as “other”. Each of our segments includes all operations in that region including our Houses and all associated facilities, spas and stand-alone restaurants.

Our four reportable segments and our “other” segment are as follows:

UNITED KINGDOM. This segment encompasses operating units in the UK, including:

•	Our ten Houses in and around London;

•	Two townhouses encompassing bedrooms and public restaurants, twelve stand-alone restaurants and four Apartments; and

•	Soho Friends – UK membership fees.

NORTH AMERICA. This segment encompasses operating units in North America, including:

•	Our eight US Houses and our Toronto (Canada) House, which is a joint venture entity; and

•	Three stand-alone US restaurants.

EUROPE AND REST OF THE WORLD (‘ROW’). This segment encompasses operating units in continental

Europe and RoW, currently comprised of:

•	Six Houses in Europe including Soho House Barcelona and Little Beach House Barcelona, which are joint venture entities, and Soho House Istanbul which is under a management agreement;

•	Soho House Hong Kong and the management fees from Soho House Mumbai; and

•	Our majority interest in Scorpios Club Mykonos.

SOHO HOUSE DESIGN. Our Soho House Design segment provides the design of our Houses, properties and other units. Most often, Soho House Design services are provided as part of our in-house development activities and do not generate revenues from third parties.

ALL OTHER. This segment encompasses retail sales from:

•	Our Soho Home retail offerings;

•	Cowshed products and spa services outside of our Soho Houses;

•	Our Cities Without Houses membership; and

•	Our Soho Works clubs.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the audits of our consolidated financial statements for fiscal 2020, fiscal 2019 and fiscal 2018, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of GAAP, commensurate with our financial reporting requirements and (ii) the determination that policies and procedures related to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively. As a result, numerous adjustments to our consolidated financial statements were identified and made during the course of the audit process. We are currently in the process of remediating these material weaknesses and are taking steps that we believe will address their underlying causes. We have enlisted the help of external advisors to provide assistance in the areas of internal controls and GAAP accounting in the short term, and are evaluating the longer-term resource needs of our accounting staff, including GAAP expertise. These remediation measures may be time consuming and costly, and might place significant demands on our financial, accounting and operational resources. In addition, there is no assurance that we will be successful in hiring any necessary finance and accounting personnel in a timely manner, or at all.

We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports to be filed with the SEC and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. Further, our independent registered public accounting firm is not required and has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our management or independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements, please see “Note 2, Summary of Significant Accounting Policies” in our consolidated financial statements and notes thereto included elsewhere in this prospectus.

KEY PERFORMANCE AND OPERATING METRICS

EVALUATED BY MANAGEMENT

In assessing the performance of our business, we consider a variety of operating and financial measures. These key measures include:

NUMBER OF SOHO HOUSES. The number of Soho Houses reflects the total number of Soho Houses in operation in any period, irrespective of whether each House is (i) controlled by us, (ii) operated through a non-controlling interest in a joint venture or (iii) operated through a management contract.

We review the number of members from all Houses to assess new member growth, total House Revenues, and House-Level Contribution.

NUMBER OF SOHO HOUSE MEMBERS. Our Soho House membership model is an integral part of our business and has a significant impact on our profitability and financial performance. Typically members hold an Every House membership or a Local House membership. Member count is the primary driver of Membership Revenues and is also a critical factor in In-House Revenues as members utilize the offerings that are provided within the Houses. Soho House members include all active, frozen and non-paying members.

The extent to which we achieve growth in our membership base, retain existing members and periodically increase our membership fee rates will impact our profitability. We have historically enjoyed strong member loyalty, reflected by very high retention rates. Robust demand for our memberships is also evidenced by considerable wait lists for our Houses.

The year-over-year increase in our total number of Soho House members is driven by a combination of increases in membership at existing Houses and members from new Houses.

SOHO HOUSE MEMBER RETENTION. Soho House Member Retention is defined as the number of Adult Paying Members at the beginning of a period less the number of Adult Paying Members who cancelled their membership during that same period (without giving any effect to Adult Paying Members who froze their memberships during such period), as a proportion of total Adult Paying Members at the beginning of such period.

NUMBER OF OTHER MEMBERS. Other members include members of Soho Works club, Soho Friends and SOHO HOME+ and are key to our growth strategy and enhancing our Soho House member experience. Like Soho House members, other memberships are an integral part of our business and we believe will have a significant impact on our profitability and financial performance in the future.

FROZEN MEMBERS. Frozen members refers to Soho House members who have elected to suspend their membership payments on a six, nine or twelve month basis during which period the member is not able to gain access to a Soho House site as a member, access our membership Apps, or book bedrooms or Cowshed treatments or products on discounted member rates. Frozen Members are not included in Adult Paying Members, but are included in the total number of Soho House members.

MEMBERSHIP REVENUES Membership Revenues are comprised of House Membership Revenues (as defined in “Non-GAAP Financial Measures”) and Non-House Membership Revenues (as defined below). House Membership Revenues and Non-House Membership Revenue are each comprised primarily of annual membership fees and one-time registration fees which are amortized over 20 years. Membership Revenues are a function of the number of members, membership mix, and membership pricing. For GAAP, we report Membership Revenues only from Houses and sites in which we own a controlling interest. Our membership pricing varies by geographic segment and membership offering and, as such, our mix of House and Soho Works club openings can affect our revenue growth and profitability over time. Prices are generally higher in North America and the rest of the world compared with the UK and Europe. Membership Revenues provide a stable and recurring source of revenues which have few direct costs and, as such, is a reliable and predictable source of cash flow.

HOUSE MEMBERSHIP REVENUES. House Membership Revenues is an important performance indicator and is defined in “Non-GAAP Financial Measures.”

IN-HOUSE REVENUES. In House Revenues refer to all revenues realized within our Houses, and primarily includes revenues from food and beverage, accommodation, and spa products and treatments.

HOUSE REVENUES. House Revenues is an important performance indicator and is defined in “Non-GAAP Financial Measures.”

OTHER REVENUES. Other Revenues are defined as total revenues that are not realized within our Houses, including revenues from Scorpios, Soho Works and our stand-alone restaurants, procurement fees from Soho House Design, Soho Home and Cowshed retail products and other revenues from products and services that we provide outside of our Houses, as well as management fees from the Ned.

NON-HOUSE MEMBERSHIP REVENUES. Non-House Membership Revenues are comprised of Soho Works membership revenue, Soho Friends membership revenue and SOHO HOME+ membership revenue.

ACTIVE APP USERS. Active App Users is defined as unique users who have logged into any of our membership Apps within the last three months.

NON-GAAP FINANCIAL MEASURES

We refer to Adjusted EBITDA, House-Level Contribution, House-Level Contribution Margin, Other Contribution and Other Contribution Margin throughout this prospectus, as we use these measures to evaluate our operating performance and each of these measures is defined in “Non-GAAP Financial Measures.” We believe these measures are useful to investors in evaluating our operating performance. Adjusted EBITDA, House-Level Contribution, House-Level Contribution Margin, Other Contribution and Other Contribution Margin are all supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. Adjusted EBITDA, House-Level Contribution, House-Level Contribution Margin, Other Contribution and Other Contribution Margin should not be considered as substitutes for GAAP metrics such as Operating Loss and Net Loss or any other performance measure derived in accordance with GAAP. Some of our financial and operational data that we disclose in this prospectus are presented on a ‘constant currency’ basis to isolate the effect of currency changes during the period. Where we refer to a measure being calculated in ‘constant currency’, we are calculating the dollar change and the percentage change as if the exchange rate that is being used in the current period was in effect for all prior periods presented. We believe that this calculation provides a more meaningful indication of actual year over year performance and eliminates the fluctuations from currency exchange rates.

KEY PERFORMANCE AND OPERATING METRICS

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
	(Unaudited)
Number of Soho Houses	27	26	23
North America	9	9	8
United Kingdom	10	10	9
Europe/RoW	8	7	6

Number of Soho House Members	113,509	119,832	101,968
North America	45,470	46,755	40,552
United Kingdom	42,722	46,591	41,985
Europe/RoW	20,213	21,252	15,958
All Other	5,104	5,234	3,473

Number of Other Members	5,252	424	241
North America	4,424	—	—
United Kingdom	769	424	241
Europe/RoW	59	—	—

Number of Active App Users	77,226	90,885	76,021

	January 3, 2021	December 29, 2019	December 30, 2018	January 3, 2021	December 29, 2019	December 30, 2018
	Actual	Actual	Actual	Constant Currency	Constant Currency	Constant Currency(1)
	(unaudited)
	(Dollar amounts in thousands)
Membership Revenue growth year over year	6%	25%	37%	5%	27%	34%
North America	2%	21%	30%	2%	21%	30%
United Kingdom	3%	21%	39%	2%	26%	34%
Europe/RoW	46%	28%	35%	43%	36%	28%
All Other	8%	n/m	n/m	8%	n/m	n/m

House-Level Contribution	$81,159	$97,946	$94,529	$81,158	$98,208	$92,130
House-Level Contribution Margin	27%	20%	23%	27%	20%	23%

Other Contribution	$(26,070)	$19,649	$22,077	$(26,070)	$19,872	$22,105
Other Contribution Margin	(32)%	12%	13%	(35)%	12%	13%

Adjusted EBITDA	$226	$85,855	$76,998	$222	$86,203	$75,975
As a percentage of Total Revenue	—%	13%	13%	—%	13%	14%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

COMPARISON OF THE FISCAL YEARS ENDED

JANUARY 3, 2021 AND DECEMBER 29, 2019

CONSOLIDATED STATEMENTS OF OPERATIONS

			Change %	December 29, 2019 Constant Currency(1) (Dollar amounts in thousands)	Constant Currency change %(1)
	Fiscal Year Ended
	January 3,	December 29,
	2021	2019
	Actual
	(Dollar amounts in
	thousands)			(Unaudited)
Revenues
Membership revenues	$176,910	$167,582	6%	$168,037	5%
In-House revenues	126,774	312,330	(59)%	313,631	(60)%
Other revenues	80,692	162,123	(50)%	163,045	(51)%

Total revenues	384,376	642,035	(40)%	644,713	(40)%

Operating expenses
In-House operating expenses	(220,036)	(379,985)	(42)%	(381,472)	(42)%
Other operating expenses	(109,251)	(144,455)	(24)%	(145,161)	(25)%
General and administrative	(96,012)	(98,943)	(3)%	(99,333)	(3)%
Depreciation and amortization	(69,802)	(57,139)	22%	(57,302)	22%
Other	(44,005)	(20,371)	n/m	(20,446)	n/m

Total operating expenses	(539,106)	(700,893)	(23)%	(703,714)	(23)%

Operating Loss	(154,730)	(58,858)	n/m	(59,001)	n/m
Other (expense) income
Interest expense, net	(77,792)	(64,108)	21%	(64,276)	21%
Gain (loss) on sale of property and other, net	98	(1,340)	n/m	(1,343)	n/m
Share of (loss) profit of equity method investments	(3,627)	774	n/m	717	n/m

Total other expense, net	(81,321)	(64,674)	26%	(64,902)	25%
Loss before income taxes	(236,051)	(123,532)	91%	(123,903)	91%
Income tax benefit (expense)	776	(4,468)	n/m	(4,536)	n/m

Net loss	$(235,275)	$(128,000)	84%	$(128,439)	83%

Net income attributable to noncontrolling interest	6,814	258	n/m	246	n/m

Net loss attributable to Soho House Holdings Limited	$(228,461)	$(127,742)	79%	$(128,193)	78%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

OVERVIEW

The COVID-19 pandemic significantly impacted our fiscal 2020 results. Operating results at our Houses fell as a result of closures for a significant part of the year. Nevertheless, we opened Soho Roc House, Mykonos in July 2020 and seven Soho Works clubs, three in London, three in New York City and one in Los Angeles.

Our global number of House members decreased by 6,323, or 5%, but we gained 831 Soho Works members, 2,137 Soho Friends and 1,860 SOHO HOME+ members. Adult Paying Members fell by 16,208 and our Frozen

Members increased by 11,168 in fiscal 2020 predominantly driven by the impact of COVID-19 on our Houses and our Members. While our total revenues decreased by 40% in fiscal 2020 because of the impact of COVID-19 on our business, Membership Revenue increased by $9,328 or 6%.

Total In-House Revenue fell by 59% in fiscal 2020, or 60% in constant currency due to House closures throughout the year across all regions. Other Revenue decreased by 50% in fiscal 2020 predominantly due to the impact of COVID-19 with spas and restaurants closed for a large proportion of the year. However, this was partially offset by increased revenue in our Soho Home offering.

Operating Loss increased by $95,872 to $154,730 in fiscal 2020 primarily due to COVID-19, with falls in revenue channels partially offset by a fall in General and Administrative expenses predominately driven by a fall in salaries and wages. House-Level Contribution and Other Contribution fell in fiscal 2020, primarily as a result of the COVID-19 pandemic.

Net Loss attributable to Soho House Holdings Limited increased to $228,461 in fiscal 2020 from $127,742 in fiscal 2019. Adjusted EBITDA fell from $85,855 in fiscal 2019 to $226 in fiscal 2020.

TOTAL REVENUE

	Fiscal Year Ended		Percent Change
	January 3,	December 29,		Constant
	2021	2019	Actual	Currency(1)
	(Dollar amounts in
	thousands)
Total Revenues	$384,376	$642,035	(40)%	(40)%
North America	156,248	257,502	(39)%	(39)%
United Kingdom	128,798	230,534	(44)%	(44)%
Europe/RoW	47,446	87,920	(46)%	(47)%
Soho House Design	13,763	23,331	(41)%	(41)%
All Other	38,121	42,748	(11)%	(11)%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

MEMBERSHIP REVENUES

	Fiscal Year Ended		Percent Change
	January 3,	December 29,		Constant
	2021	2019	Actual	Currency(1)
	(Dollar amounts in
	thousands)
Membership Revenues	$176,910	$167,582	6%	5%
North America	93,643	92,248	2%	2%
United Kingdom	54,765	53,255	3%	2%
Europe/RoW	17,907	12,275	46%	43%
All Other	10,595	9,804	8%	8%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Membership Revenues were $176,910 for fiscal 2020 compared to $167,582 for fiscal 2019, an increase of $9,328 or 6%.

Growth was primarily driven by full year impact of Soho Warehouse and Soho House Hong Kong, new membership from Soho Roc House and Soho Works sites, and was partially offset by membership cancellations or freezes at certain other Houses. The annualization of the 2019 membership price increase and our resilient retention rate in fiscal 2020 have also contributed to the growth. In constant currency, Membership Revenues increased by $8,873, or 5%.

Our North America segment increased by $1,395 or 2%, driven primarily by a full year of Membership revenue in Soho Warehouse, which offset decline in revenue at some of the other Houses.

Membership Revenues in the United Kingdom increased by $1,510, or 3%, driven primarily by small increases across all Houses driven by full year impact of the 2019 price rise and a full year of Kettners membership revenue.

Europe/RoW increased $5,632, or 46%, largely due to the hotel in Mykonos being converted to a House in July 2020 and a full year of Membership revenue from Soho House Hong Kong.

The increase in Other Membership revenues of $791 is primarily driven by the increase in Soho Works sites.

IN-HOUSE REVENUES

	Fiscal Year Ended		Percent Change
	January 3,	December 29,		Constant
	2021	2019	Actual	Currency(1)
	(Dollar amounts in
	thousands)
In-House Revenues	$126,774	$312,330	(59)%	(60)%
North America	49,955	134,595	(63)%	(63)%
United Kingdom	53,563	132,736	(60)%	(60)%
Europe/RoW	23,256	44,999	(48)%	(49)%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

In-House Revenues were $126,774 for fiscal 2020, compared to $312,330 for fiscal 2019, a decrease of $185,556 or 59%. The decrease was driven by House closures across all regions, for a significant part of the year due to COVID-19 restrictions. In constant currency, In-House Revenues would have decreased by $186,857, or 60%.

OTHER REVENUES

	Fiscal Year Ended		Percent Change
	January 3,	December 29,		Constant
	2021	2019	Actual	Currency(1)
	(Dollar amounts in thousands)
Other Revenues	$80,692	$162,123	(50)%	(51)%
North America	$12,651	30,658	(59)%	(59)%
United Kingdom	$20,471	44,544	(54)%	(54)%
Europe/RoW	$6,282	30,646	(80)%	(80)%
Soho House Design	$13,763	23,331	(41)%	(41)%
All Other	$27,525	32,944	(16)%	(17)%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Other Revenues were $80,692 for fiscal 2020, compared to $162,123 for fiscal 2019, a decrease of $81,431 or 50%. This decrease was primarily driven by closures across restaurants and spas and restricted trading during the COVID-19 period. Decrease across the regions was marginally offset by increase in Soho Home sales which saw an increase in demand over fiscal 2020. In constant currency, Other Revenues fell 51% year on year.

IN-HOUSE OPERATING EXPENSES AND HOUSE-LEVEL CONTRIBUTION

	Fiscal Year Ended		Percent Change
	January 3,	December 29,		Constant
	2021	2019	Actual	Currency(1)
	(Dollar amounts in thousands)
In-House Operating Expenses	$220,036	$379,985	(42)%	(42)%
Percent of total House Revenues	73%	80%	(7)%
House-Level Contribution	$81,159	$97,946	(17)%	(17)%
House-Level Contribution Margin	27%	20%	7%
House-Level Contribution-by segment:
North America	40,547	51,630	(21)%	(21)%
United Kingdom	29,072	36,431	(20)%	(20)%
Europe/RoW	5,451	5,673	(4)%	(6)%
All Other	6,089	4,212	45%	44%
House-Level Contribution Margin-by segment:
North America	28%	23%	5%
United Kingdom	27%	20%	7%
Europe/RoW	13%	10%	3%
All Other	75%	54%	21%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

IN-HOUSE OPERATING EXPENSES. In-House Operating Expenses were $220,036 for fiscal 2020, compared to $379,985 for fiscal 2019, a decrease of $159,949, or 42%. This decrease was primarily driven by House closures or reduced trading due to COVID-19 restrictions for the majority of fiscal 2020, which meant fewer costs were incurred as compared with fiscal 2019. The fall in In-House Operating Expenses due to reduced trading when a significant number of our Houses were either closed or operating at significantly reduced capacity in accordance with local governmental rules and regulations. This was partially offset by an increase in costs following the opening of Soho Roc House, in Greece, in June 2020, after it was converted to a House during the year.

In constant currency, In-House Operating Expenses decreased by $161,436, or 42%.

Throughout fiscal 2020, as a result of the impacts from the COVID-19 pandemic, governmental agencies in the United Kingdom, European Union and Hong Kong SAR provided the Company grants primarily to retain on payroll workers that would have otherwise have been terminated and were instead furloughed in accordance with the rules of the applicable national scheme. Furloughed workers comprised principally of staff at our sites (waiters, bar staff, floor managers etc.) with, to a lesser extent, some non-essential administrative workers in our support offices. These government grants are exclusive of funds received under the Paycheck Protection Program enacted by the U.S. Coronavirus Aid, Relief, and Economic Security Act, which are accounted for as a borrowing and have subsequently been fully repaid in April 2021. Such government grants, which under their terms meant that the recipient furloughed employees were prohibited by law from providing the Company with services but kept on the Company’s payroll rather than being terminated to claim unemployment benefit, totaled $26 million during the fiscal year ended January 3, 2021 and are presented as a reduction of payroll expenses within In-House Operating Expenses ($19 million) and general and administrative expense ($7 million) on the consolidated statements of operations. Under the rules of the schemes, the Company applied to the relevant government agency and recovered the costs of furloughed employees on the Company’s payroll. The net payroll expense within In-House Operating Expenses and general and administrative expense therefore only reflects the costs incurred from staff that were not furloughed and hence provided services to the Company.

HOUSE-LEVEL CONTRIBUTION. House-Level Contribution, which is defined as House Revenues less In-House Operating Expenses, was $81,159 for fiscal 2020, compared to $97,946 for fiscal 2019, a decrease of $16,787, or 17%. This fall was predominantly driven by the fall in In-House Revenues due to reduced trading and House closures during the year as described earlier. The decrease in In-House Revenue was partially offset by increases in Membership Revenue and reduction in In-House Operating Expenses in fiscal 2020 through reduced opening and operating times and also cost reduction measures.

House-Level Contribution for the Other segment increased compared to fiscal 2019 driven by Cities Without Houses. This was the result of an increase in Membership Revenue and a reduction in operating expenses due to a decrease in both travel and event related expenses in the year.

Although House-Level Contribution fell in absolute terms, House-Level Contribution Margin increased by 7 percentage points to 27% for fiscal 2020. This was predominantly due to both the relative stability of Membership Revenue and also the reduction of In-House Operating Expenses, partially offset by the reduction of In-House revenues. Furthermore, House-Level Contribution margin benefited from Houses operating more efficiently when they were open as a result of efficiency programs implemented to reduce our ongoing food and beverage, wage and other operation costs.

OTHER OPERATING EXPENSES AND OTHER CONTRIBUTION

	Fiscal Year Ended		Percent Change
	January 3,	December 29,		Constant
	2021	2019	Actual	Currency(1)
	(Dollar amounts in thousands)
Other Operating Expenses	$109,251	$144,455	(24)%	(25)%
Percentage of total Other Revenues	n/m	89%
Other Contribution	$(26,070)	$19,649	n/m	n/m
Other Contribution Margin	(32)%	12%
Other Contribution-by segment:
North America	(1,714)	4,578	n/m	n/m
United Kingdom	(7,531)	9,440	n/m	n/m
Europe/RoW	(1,714)	9,237	n/m	n/m
Soho House Design	(4,740)	(426)	n/m	n/m
All Other	(10,371)	(3,180)	n/m	n/m
Other Contribution Margin-by segment:
North America	(14)%	18%
United Kingdom	(12)%	21%
Europe/RoW	(27)%	30%
Soho House Design	(34)%	(2)%
All Other	(34)%	(9)%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

OTHER OPERATING EXPENSES. Other Operating Expenses were $109,251 for fiscal 2020, compared with $144,455 for fiscal 2019, a decrease of $35,204, or 24%. This decrease is primarily driven by site closures for restaurants, townhouses and spas for extended periods across all regions in fiscal 2020, as well as sites operating at reduced capacity when they were allowed to open due to COVID-19 social distancing rules. This drove a fall in salaries and wages and other direct operating costs compared to fiscal 2019. The fall in Other Operating Expenses was directly relatable to sales volume, and was partially offset by increased costs, particularly rent, in relation to new Soho Works sites. In constant currency Other Operating Expenses would have fallen by $35,910 or 25%

OTHER CONTRIBUTION. Other Contribution, which we define as Other Revenues less Other Operating Expenses, was $(26,070) for fiscal 2020, compared to $19,649 for fiscal 2019, a decrease of $45,719. In constant currency, Other Contribution would have fallen by $45,942.

Other Contribution Margin was (32)% for fiscal 2020, a decrease from 12% in fiscal 2019. The fall in Other Contribution and Other Contribution Margin was driven by the impact of COVID-19 restrictions across sites which meant that revenues were significantly lower than fiscal 2019. Additionally the new Soho Works sites had a dilutive impact on margins due to high rent costs and the impact from a promotional period at Soho Works, ‘Back to Work’, to encourage House members to visit the Soho Works sites. The decrease in Other Revenue was partially offset by fall in Other Operating Expenses and an improved performance of Soho Home, which saw strong growth as a result of a new website, new product and the impact of member credits whereby Soho House Members redeeming their credits against Soho Home products.

GENERAL AND ADMINISTRATIVE EXPENSES

	Fiscal Year Ended		Percent Change
	January 3, 2021	December 29, 2019	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
General and Administrative Expenses	$96,012	$98,943	(3)%	(3)%
Percentage of Total Revenues	25%	15%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

General and Administrative expenses were $96,012 for fiscal 2020, compared with $98,943 for fiscal 2019, a decrease of $2,931, or 3%. The decrease was primarily driven by reduction in support salaries and wages in response to the COVID-19 pandemic, including reducing staff to 3 or 4 day working weeks. General and Administrative expenses include preopening costs which decreased by $2,379 from fiscal 2019. In constant currency, General and Administrative expenses would have fall by $3,321 or 3%. As described previously under In-House Operating Expenses, there is a $7 million reduction to payroll expenses within in-general and administrative expense with respect to government grants.

DEPRECIATION AND AMORTIZATION

	Fiscal Year Ended		Percent Change
	January 3, 2021	December 29, 2019	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Depreciation and Amortization .	$69,802	$57,139	22%	22%
Percent of Total Revenues	18%	9%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Depreciation and amortization was $69,802 for fiscal 2020, compared with $57,139 for fiscal 2019, an increase of $12,663, or 22%. This increase was primarily driven by the full year impact of House 2019 openings and the new Soho Works clubs sites and Soho Roc House which opened in fiscal 2020. In constant currency, depreciation and amortization expenses would have increased by $12,500, or 22%.

OTHER

	Fiscal Year Ended		Percent Change
	January 3, 2021	December 29, 2019	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Other	$44,005	$20,371	n/m	n/m
Percentage of Total Revenues	11%	3%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Other was $44,005 for fiscal 2020, compared with $20,371 for fiscal 2019, an increase of $23,634. This increase was primarily driven by an increase in items that are outside the normal scope of our ordinary activities or non-cash, including in fiscal 2020 a charge in respect of membership credits balances of $12,138 which we issued to members as a one-time goodwill gesture as a result of the closure of Houses across the world beginning on March 14, 2020. The expense represents our best estimate of the cost to be incurred in fulfilling the membership credits issued in fiscal 2020. Also included are other COVID-19 related charges of $4,589, corporate restructuring costs of $6,258 to adapt and restructure our business as a result of the COVID-19 pandemic and abandoned project costs of $7,111. In constant currency, other expenses would have increased by $23,559.

INTEREST EXPENSE, NET

	Fiscal Year Ended		Percent Change
	January 3, 2021	December 29, 2019	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Interest Expense, net	$77,792	$64,108	21%	21%
Percentage of Total Revenues	20%	10%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Net interest expense was $77,792 for fiscal 2020, compared with $64,108 for fiscal 2019, an increase of $13,684 or 21%. This increase was driven by increased cost of borrowings. In constant currency, net interest expense would have increased by $13,516, or 21%.

(GAIN) LOSS ON SALE OF PROPERTY AND OTHER, NET

In fiscal 2020, $98 was received. In fiscal 2019, the Company received less than $1 million of proceeds from the sale of property and equipment and recognized a loss on disposal of $1,340.

SHARE OF (LOSS) PROFIT OF EQUITY METHOD INVESTMENTS

We maintain a portfolio of equity method investments owned and operated through non-controlling interests in investments with one or more partners. Two of our Houses are owned and operated by us through non-controlling interests and we own and operate certain of our other businesses through non-controlling interest in joint ventures. Our share of loss of equity method investment was $3,627 for fiscal 2020, a decrease of $4,401 on fiscal 2019.

INCOME TAX BENEFIT (EXPENSE)

Income tax benefit was $776 for fiscal 2020, compared to expense of $4,468 for fiscal 2019, a decrease in expense of $5,244. In fiscal year 2019, the Income Tax Expense was attributable primarily to our operations in Greece and Germany. In fiscal 2020, owing to the impact of the COVID-19 pandemic on the profitability of our operations in Greece and Germany, where we historically pay cash taxes on their profits, we have experienced a decrease in tax paid owing to the decreased profitability.

NET LOSS ATTRIBUTABLE TO SOHO HOUSE HOLDINGS LIMITED

Net Loss attributable to Soho House Holdings Limited was $228,461 for fiscal 2020, compared with Net loss attributable to Soho House Holdings of $127,742 for fiscal 2019, an increase in loss of $100,719. This was attributable primarily to the fall in trading across the Group as a result of the COVID-19 global pandemic.

ADJUSTED EBITDA

	Fiscal Year Ended		Percent Change
	January 3, 2021	December 29, 2019	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Adjusted EBITDA	$226	$85,855	(100)%	(100)%
Percentage of Total Revenues	—	13%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Adjusted EBITDA fell by $85,629 from $85,855 in fiscal 2019 to $226 in fiscal 2020. The decrease was predominantly driven by long term closures across all sites as a result of the COVID-19 global pandemic.

Significant revenue losses where partially offset by decrease in operating cost at sites and a decrease in General and Administrative expenses, primarily driven by cost control, salaries and wages reductions, and government support schemes.

Throughout fiscal 2020, as a result of impacts from the COVID-19 pandemic, governmental agencies in the UK and other European countries provided us with grants primarily to retain workers on payroll that were furloughed, and who would otherwise have been terminated. These government grants are exclusive of funds received under the Paycheck Protection Program enacted by the U.S. Coronavirus Aid, Relief, and Economic Security Act, which are accounted for as a borrowing. Such government grants, which under their terms meant that the recipient furloughed employees were prohibited from providing us with services, totaled $26 million during the fiscal year ended January 3, 2021 and are presented as a reduction of payroll expenses within In-House Operating Expenses ($19 million) and general and administrative expense ($7 million) on the consolidated statements of operations and therefore included in Adjusted EBITDA. The net payroll expense within In-House Operating Expenses and general and administrative expense therefore only reflects the costs incurred from staff that were not furloughed and hence provided services to us.

For a reconciliation of Adjusted EBITDA to Net Loss, see “—Non-GAAP Financial Measures.”

NON-GAAP FINANCIAL MEASURES

A reconciliation of Net Loss to Adjusted EBITDA is set forth below for the periods specified:

	January 3, 2021 Actual	December 29, 2019 Actual	Change %	December 29, 2019 Constant Currency(1)	Change %
	(Dollar amounts in thousands)
Net Loss	$(235,275)	$(128,000)	84%	$(128,439)	83%
Depreciation and amortization	69,802	57,139	22%	57,302	22%
Interest expense, net	77,792	64,108	21%	64,276	21%
Income tax (benefit) expense	(776)	4,468	n/m	4,536	n/m

EBITDA	(88,457)	(2,285)	n/m	(2,325)	n/m
Gain (loss) on sale of property and other, net	(98)	1,340	n/m	1,343	n/m
Share of loss (profit) from equity method investments	3,627	(774)	n/m	(717)	n/m
Foreign exchange	(3,354)	(3,465)	(3)%	(3,468)	(3)%
Pre-opening expenses	21,058	23,437	(10)%	23,490	(10)%
Non-cash rent	15,627	33,128	(53)%	33,284	(53)%
Deferred registration fees, net	1,149	6,633	(83)%	6,660	(83)%
Share of equity method investments Adjusted EBITDA	3,563	6,747	(47)%	6,771	(47)%
Share-based compensation expense	2,618	—	—	—	—
Membership credits expense(2)	12,138	—	—	—	—
COVID-19 related charges(3)	4,589	—	—	—	—
Other expenses, net(4)	27,766	21,094	32%	21,165	31%

Adjusted EBITDA	$226	$85,855	(100)%	$86,203	(100)%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

(2)

Beginning on March 14, 2020, due to the COVID-19 pandemic, we issued membership credits to active members of our closed Houses to be redeemed for certain Soho Home products and services. Membership credits were a one-time goodwill gesture, issued as a marketing offer to active members. The expense represents our best estimate of the cost in fulfilling the membership credits.

(3)	Represent items of additional expense incurred in order to comply with health and safety protocols while keeping certain Houses open during the pandemic.

(4)

Represents other items included in operating expenses, which are outside the normal scope of our ordinary activities or non-cash items, including (i) in fiscal 2020 a charge in respect of abandoned project costs of $7,111 and corporate restructuring costs of $6,258 and (ii) in fiscal 2019 an impairment charge in respect of balances outstanding from Quentin Limited of $9,960, losses in respect of contractual arrangements of $4,751 and corporate strategic costs of $1,376.

The computation of House-Level Contribution and Other Contribution is set forth below:

	January 3, 2021	December 29, 2019	Change %	2019 Constant Currency(1)	Constant Currency Change %
	Actual
	(Unaudited, dollar amounts in thousands)
Operating Loss	(154,730)	(58,858)	n/m	(59,001)	n/m
General and Administrative	96,012	98,943	(3)%	99,333	(3)%
Depreciation and Amortization	69,802	57,139	22%	57,302	22%
Other. . . . . . . .	44,005	20,371	n/m	20,446	n/m
Non-House Membership Revenue	(2,489)	(1,981)	26%	(1,988)	25%
Other Revenues	(80,692)	(162,123)	(50)%	(163,045)	(51)%
Other Operating Expenses	109,251	144,455	(24)%	145,161	(25)%

House-Level Contribution	81,159	97,946	(17)%	98,208	(17)%

House-Level Contribution Margin	27%	20%		20%

				2019	Constant
	January 3,	December 29,		Constant	Currency
	2021	2019	Change %	Currency(1)	Change %
	Actual			(Unaudited)
House-Level Contribution
Membership Revenues	$176,910	$167,582	6%	$168,037	5%
Less: Non-House Membership
Revenue	(2,489)	(1,981)	26%	(1,988)	25%
Add: In-House Revenues	126,774	312,330	(59)%	313,631	(60)%

Total House Revenues	301,195	477,931	(37)%	479,680	(37)%

Less: In-House Operating Expenses
In-House Operating Expenses	(220,036)	(379,985)	(42)%	(381,472)	(42)%

House-Level Contribution	$81,159	$97,946	(17)%	$98,208	(17)%

				2019	Constant
	January 3,	December 29,		Constant	Currency
	2021	2019	Change %	Currency(1)	Change %
	Actual			(Unaudited)
Operating Loss	$(154,730)	$(58,858)	n/m	$(59,001)	n/m
General and Administrative	96,012	98,943	(3)%	99,333	(3)%
Depreciation and Amortization	69,802	57,139	22%	57,302	22%
Other . . . . . . . . . . .	44,005	20,371	n/m	20,446	n/m
House Membership Revenues	(174,421)	(165,601)	5%	(166,049)	5%
In-House Revenues	(126,774)	(312,330)	(59)%	(313,631)	(60)%
In-House Operating Expenses	220,036	379,985	(42)%	381,472	(42)%

Total Other Contribution	$(26,070)	$19,649	n/m	$19,872	n/m

Other Contribution Margin	(32)%	12%		12%

				2019	Constant
	January 3,	December 29,		Constant	Currency
	2021	2019	Change%	Currency(1)	Change%(1)
	Actual (Dollar amounts in thousands)			(Unaudited)
Other Contribution
Non-House Membership Revenue	2,489	1,981	26%	1,988	25%
Other Revenues	80,692	162,123	(50)%	163,045	(51)%
Less: Other Operating Expenses	(109,251)	(144,455)	(24)%	(145,161)	(25)%

Other Contribution	(26,070)	19,649	n/m	19,872	n/m

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

COMPARISON OF THE FISCAL YEARS ENDED

DECEMBER 29, 2019 AND DECEMBER 30, 2018

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		Change%	December 30, 2018 Constant Currency(1) (Dollar amounts in thousands)	Constant Currency change %(1)
	December 29, 2019	December 30, 2018
	Actual
	(Dollar amounts in thousands)			(Unaudited)
Revenues
Membership Revenues	$167,582	$134,060	25%	$131,528	27%
In-House Revenues	312,330	271,392	15%	264,694	18%
Other Revenues	162,123	169,853	(5)%	163,677	(1)%

Total Revenues	642,035	575,305	12%	559,899	15%

Operating Expenses
In-House Operating Expenses	(379,985)	(310,923)	22%	(303,631)	25%
Other Operating Expenses	(144,455)	(147,776)	(2)%	(142,323)	1%
General and Administrative	(98,943)	(82,766)	20%	(80,304)	23%
Depreciation and Amortization	(57,139)	(48,387)	18%	(47,000)	22%
Other	(20,371)	(17,838)	14%	(17,047)	20%

Total Operating Expenses	(700,893)	(607,690)	15%	(590,305)	19%

Operating Loss	(58,858)	(32,385)	82%	(30,406)	94%
Other (Expense) Income
Business interruption income	—	650	n/m	650	n/m
Interest Expense, net	(64,108)	(57,700)	11%	(55,489)	16%
Loss on sale of property and other, net	(1,340)	(639)	n/m	(644)	n/m
Share of profit of equity method investments	774	270	n/m	308	n/m

Total other expense, net	(64,674)	(57,419)	13%	(55,175)	17%
Loss Before Income Taxes	(123,532)	(89,804)	38%	(85,581)	44%
Income tax expense	(4,468)	(43)	n/m	(5)	n/m

Net Loss	$(128,000)	$(89,847)	42%	$(85,586)	50%

Net (loss) income attributable to noncontrolling interest	258	(1,509)	(n/m)	(1,438)	n/m

Net loss attributable to Soho House Holdings Limited	$(127,742)	$(91,356)	40%	$(87,024)	47%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

OVERVIEW

Operating results at our Houses improved in fiscal 2019 over fiscal 2018. We opened two new Soho Houses in fiscal 2019, Soho House Hong Kong and Soho Warehouse, Los Angeles, and converted our Townhouse Kettners, in London, into a Soho House. We also opened a second Soho Works site in London at White City. Additionally, a majority interest in the Scorpios Group was purchased in April 2019, adding a hotel and beach-front restaurant in Mykonos, Greece, to our portfolio.

Our global number of House members increased by 17,864, or 18% of which 15,657 were Adult Paying Members and we gained 183 Soho Works members. When excluding members from our Houses in which we have a non-controlling interest or are under a management fee agreement, global Adult Paying Members increased 12,987 or 16% for Soho Houses. This factor drove a 25% increase in Membership Revenue, or 27% in constant currency.

Total In-House Revenue increased by 15% in fiscal 2019, or 18% in constant currency, predominately driven by new Houses that opened in fiscal 2019.

All Other Revenue decreased by 5% in fiscal 2019 due to reduction in Soho House Design revenues as a result of the decision to cease low margin build out services, partially offset by the positive revenue impact of the Scorpios Group acquisition in April 2019.

Operating Loss increased by $26,473 to $58,858 in fiscal 2019 primarily due to an increase in General and Administrative expenses and increase in Other expenses. House-Level Contribution increased by 4%, or 6% in constant currency, but House-Level Contribution Margin declined slightly from 23% to 20%, primarily driven by the dilutive impact of the three Houses opened in 2019 and also the impact of Houses opened in 2018 on the Group, with immature Houses typically generating a lower contribution margin in the first 12-18 months of operations.

Net Loss attributable to Soho House Holdings Limited increased to $127,742 in fiscal 2019 from $91,356 in fiscal 2018. Adjusted EBITDA increased by 12% from $76,998 in fiscal 2018 to $85,855 in fiscal 2019 or a 14% in constant currency.

TOTAL REVENUE

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Total Revenues	$642,035	$575,305	12%	15%
North America	257,502	236,582	9%	10%
United Kingdom	230,534	217,946	6%	14%
Europe/RoW	87,920	41,245	n/m	n/m
Soho House Design	23,331	54,339	(57)%	(55)%
All Other	42,748	25,193	70%	25%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

MEMBERSHIP REVENUES

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Membership Revenues	$167,582	$134,060	25%	27%
North America	92,248	76,413	21%	21%
United Kingdom	53,255	44,146	21%	26%
Europe/RoW	12,275	9,580	28%	36%
All Other	9,804	3,921	n/m	n/m

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Membership Revenues were $167,582 for fiscal 2019 compared to $134,060 for fiscal 2018, an increase of $33,522 or 25%. Growth was primarily driven by a 15,657 person increase in our House membership base and a 3% price rise across all House membership types. In constant currency, Membership Revenues increased by $36,054, or 27%.

Our North America segment increased by $15,835, or 21%, driven primarily by an increase in adult paying member count at the owned Houses of 2,550, or 8%, and the 3% price rise. Given the higher price point of North America membership, a 3% price rise has a larger total impact in comparison to the other regions. In addition, there was an increase of membership revenue as a result of new October 2019 opening Soho Warehouse, Los Angeles and a full year impact from Dumbo House, New York.

Membership Revenues in the United Kingdom increased $9,109, or 21%, driven primarily by a full year of White City and Soho House Greek Street membership revenue, and a total increase of 3,699 Adult Paying Members.

Europe/RoW increased $2,695, or 28%, largely due to 742 net new Adult Paying Members in Amsterdam and the September 2019 House opening in Hong Kong.

The increase in Other Membership revenues of $5,883 is primarily driven by the increase in CWH members.

IN-HOUSE REVENUES

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
In-House Revenues	$312,330	$271,392	15%	18%
North America	134,595	128,051	5%	5%
United Kingdom	132,736	112,479	18%	23%
Europe/RoW	44,999	30,862	46%	54%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

In-House Revenues were $312,330 for fiscal 2019, compared to $271,392 for fiscal 2018, an increase of $40,938 or 15%. The increase was predominantly driven by new 2019 Houses and full year impact of 2018 openings. In constant currency, In-House Revenues would have increased by $47,636, or 18%.

In-House Revenues from our North America segment improved by $6,544, or 5%, driven by Soho Warehouse Los Angeles and a full year of revenues at Dumbo House.

Our United Kingdom segment increased 18%, or 23% in constant currency, which was primarily driven by a full year of White City House revenues, Kettner’s, and increased revenues at Soho Farmhouse.

Our Europe/RoW segment increased by 46% and was primarily driven by the full year revenue impact of Soho House Amsterdam.

OTHER REVENUES

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Other Revenues	$162,123	$169,853	(5)%	(1)%
North America	30,658	29,000	6%	6%
United Kingdom	44,544	54,774	(19)%	(15)%
Europe/RoW	30,646	—	n/m	n/m
Soho House Design	23,331	54,339	(57)%	(55)%
All Other	32,944	31,740	4%	9%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Other Revenues were $162,123 for fiscal 2019, compared to $169,853 for fiscal 2018, a decrease of $7,730. This decrease was primarily driven by a 57% fall in Soho House Design as build out work services were ceased in 2019, as well as smaller projects undertaken compared to fiscal 2018.

The fall in UK Other Revenue is primarily driven by the reclassification of Kettners revenue to In-House Revenue when it became a House in fiscal 2019.

This fall was partially offset by an additional $30,646 in revenues from Scorpios Group, which was acquired in 2019. In constant currency, Other Revenues fell 1% year on year.

IN-HOUSE OPERATING EXPENSES AND HOUSE-LEVEL CONTRIBUTION

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
In-House Operating Expenses	$379,985	$310,923	22%	25%
Percent of total House Revenues	79%	77%

House-Level Contribution	$97,946	$94,529	4%	6%
House-Level Contribution Margin	20%	23%

House-Level Contribution-by segment:
North America	51,630	50,960	1%	1%
United Kingdom	36,431	36,136	1%	1%
Europe/RoW	5,673	6,359	(11)%	(5)%
All Other	4,212	1,074	n/m	n/m

House-Level Contribution Margin-by segment:
North America	23%	25%
United Kingdom	20%	23%
Europe/RoW	10%	16%
All Other	54%	27%

(1)	See “Non-GAAP Financial Measures” for an explanation of our constant currency results.

IN-HOUSE OPERATING EXPENSES. In-House Operating Expenses were $379,985 for fiscal 2019, compared to $310,923 for fiscal 2018, an increase of $69,062, or 22%. This increase was primarily driven by three new House openings in fiscal 2019, and the full year impact of White City House, London, Soho House Amsterdam and Dumbo House, New York. In constant currency, In-House Operating Expenses increased by $76,354, or 25%.

HOUSE-LEVEL CONTRIBUTION. House-Level Contribution, which is defined as House Revenues less In-House Operating Expenses, was $97,946 for fiscal 2019, compared to $94,529 for fiscal 2018, an increase of $3,417, or 4%. House-Level Contribution Margin decreased 3 percentage points to 20% for fiscal 2019.

The increase in House-Level Contribution relates primarily to the increase in Membership Revenues across all segments. The decrease in House-Level Contribution Margins is driven primarily by the impact of new and immature Houses (2018 openings) on the Group.

OTHER OPERATING EXPENSES AND OTHER CONTRIBUTION

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Other Operating Expenses	$144,455	$147,776	(2)%	1%
Percentage of total Other Revenues	89%	87%

Other Contribution	$19,649	$22,077	(11)%	(8)%
Other Contribution Margin	12%	13%

Other Contribution-by segment:
North America	4,578	5,412	(15)%	0%
United Kingdom	9,440	7,118	33%	39%
Europe/RoW	9,237	—	—	—
Soho House Design	(426)	(638)	(33)%	(30)%
All Other	(3,180)	10,185	n/m	n/m

Other Contribution Margin-by segment:
North America	18%	19%
United Kingdom	21%	13%
Europe/RoW	30%	—
Soho House Design	(2)%	(1)%
All Other	(9)%	3

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

OTHER OPERATING EXPENSES. Other Operating Expenses were $144,455 for fiscal 2019, compared with $147,776 for fiscal 2018, a decrease of $3,321, or 2%. This decrease is driven by foreign currency, as in constant currency, Other Operating Expenses would have increased by $2,132, or 1%. This decrease is primarily driven by additional operating expenses related to Scorpios site and rent charges for Soho Works North America.

OTHER CONTRIBUTION. Other Contribution, which we define as Other Revenues less Other Operating Expenses, was $19,649 for fiscal 2019, compared to $22,077 for fiscal 2018, a decrease of $2,428, or 11%. In constant currency, Other Contribution would have fallen by $1,705, or 8%.

Other Contribution Margin was 12% for fiscal 2019, a decrease of 1% compared to fiscal 2018.

GENERAL AND ADMINISTRATIVE EXPENSES

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
General and Administrative Expenses	$98,943	$82,766	20%	23%
Percentage of Total Revenues	15%	14%

(1)	See “Non-GAAP Financial Measures” for an explanation of our constant currency results.

General and Administrative expenses was $98,943 for fiscal 2019, compared with $82,766 for fiscal 2018, an increase of $16,177, or 20%. The increase was primarily driven by an increase in support costs in order to support our investments into our new membership businesses including in our digital platform. General and Administrative expenses include pre-opening costs which increased from fiscal 2018. In constant currency, General and Administrative expenses would have increased by $18,639 or 23%.

DEPRECIATION AND AMORTIZATION

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Depreciation and Amortization	$57,139	$48,387	18%	22%
Percent of Total Revenues	9%	8%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Depreciation and amortization was $57,139 for fiscal 2019, compared with $48,387 for fiscal 2018, an increase of $8,752, or 18%. This increase was primarily driven by the full year impact of the three Houses opened in fiscal 2018. In constant currency, depreciation and amortization expenses would have increased by $10,139, or 22%.

OTHER

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Other	$20,371	$17,838	14%	19%
Percentage of Total Revenues	3%	3%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Other was $20,371 for fiscal 2019, compared with $17,838 for fiscal 2018, an increase of $2,533 or 14%. This increase was primarily driven by the impairment of a receivable following a review of the recoverability of the balances due from Soho Restaurants. The carrying value was reduced to zero. In constant currency, other expenses would have increased by $3,324, or 19%.

INTEREST EXPENSE, NET

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts In thousands)
Interest Expense, net	$64,108	$57,700	11%	16%
Percentage of Total Revenues	10%	10%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Net interest expense was $64,108 for fiscal 2019, compared with $57,700 for fiscal 2018, an increase of $6,408 or 11%. This increase was driven by a full year of interest expense for loans entered in to in fiscal 2018, an increase in the Permira facility due to Payment in Kind (‘PIK’) Notes, additional debt drawn in relation to the Scorpios Group acquisition and additional interest expense for the capital lease for the Soho Warehouse property. In constant currency, net interest expense would have increased by $8,619, or 16%.

LOSS ON SALE OF PROPERTY AND OTHER, NET

In fiscal 2019, the Company received less than $1 million of proceeds from the sale of property and equipment and recognized a loss on disposal of $1 million. There were no material sales of property and equipment and no material gains or losses on disposal during fiscal 2018.

SHARE OF PROFIT OF EQUITY METHOD INVESTMENTS

We maintain a portfolio of equity method investments owned and operated through non-controlling interests in investments with one or more partners. Two of our Houses are owned and operated by us through non-controlling interests and we own and operate certain of our other businesses through non-controlling interest in joint ventures. Our share of profit of equity method investment was $774 for fiscal 2019, an increase of $504 on fiscal 2018.

INCOME TAX EXPENSE

Income tax expense was $4,468 for fiscal 2019, compared with $43 for fiscal 2018, an increase of $4,425. This increase was primarily driven due by cash tax payable in relation to the profitable Scorpios Group which was acquired in fiscal 2019 and the inability to benefit tax losses and other attributes in the UK.

NET LOSS

Net Loss attributable to Soho House Holdings Limited was $127,742 for fiscal 2019, compared with Net Loss of $91,356 for fiscal 2018, an increase in loss of $36,386. This was attributable primarily to increase Operating Loss, driven by higher Operating Expenses and in Net Interest Expense in fiscal 2019.

ADJUSTED EBITDA

	Fiscal Year Ended		Percent Change
	December 29, 2019	December 30, 2018	Actual	Constant Currency(1)
	(Dollar amounts in thousands)
Adjusted EBITDA	$85,855	$76,998	12%	14%
Percentage of Total Revenues	13%	13%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

Adjusted EBITDA increased by $8,857 from $76,998 in fiscal 2018 to $85,855 in fiscal 2019. In constant currency, Adjusted EBITDA increased by 14% in fiscal 2019, driven by an increase in Membership Revenues and In-House Revenues, although partially offset by an increase in general and administrative expenses related to investments in headcount to support our digital program.

For a reconciliation of Adjusted EBITDA to Net Loss, see “—Non-GAAP Financial Measures.”

NON-GAAP FINANCIAL MEASURES

A reconciliation of Net Loss to Adjusted EBITDA is set forth below for the periods specified:

	December 29, 2019 Actual	December 30, 2018 Actual	Change %	December 30 2018, Constant Currency(1)	Change %
		(Unaudited, dollar amounts in thousands)
Net Loss	$(128,000)	$(89,847)	42%	$(85,586)	50%
Depreciation and Amortization	57,139	48,387	18%	47,000	22%
Interest expense, net	64,108	57,700	11%	55,489	16%
Income tax expense	4,468	43	n/m	5	n/m

EBITDA	(2,285)	16,283	n/m	16,908	n/m
Loss on sale of property and other, net	1,340	639	n/m	644	n/m
Foreign exchange (gain) loss	(3,465)	1,315	n/m	1,224	n/m
Pre-opening expenses	23,437	20,323	15%	19,844	18%
Non-cash rent	33,128	9,434	n/m	9,258	n/m
Deferred registration fees, net	6,633	6,877	(4)%	6,692	(1)%
Share of equity method investments Adjusted EBITDA	6,747	5,877	15%	5,353	26%
Share of profit (loss) of equity method investments	(774)	(270)	n/m	(308)	n/m
Other items(2)	21,094	16,520	28%	15,823	33%

Adjusted EBITDA	$85,855	$76,998	12%	$75,438	14%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

(2)

Represents other items included in operating expenses, which are outside the normal scope of our ordinary activities or non-cash items, including in fiscal 2019 an impairment charge in respect of balances outstanding from Quentin Limited of $9,960, losses in respect of contractual arrangements of $4,751 and corporate strategic costs of $1,376 and in fiscal 2018 abandoned transaction costs of $11,864, losses in respect of contractual arrangements of $1,581 and severance costs of $1,332.

The computation of House-Level Contribution and Other Contribution is set forth below:

	December 29, 2019	December 30, 2018	Change %	2018 Constant Currency(1)	Constant Currency Change %(1)
	Actual			(Unaudited)
	(Dollar amounts in thousands)			(Dollar amounts in thousands)
Operating Loss	$(58,858)	$(32,385)	82%	$(30,406)	94%
General and Administrative	98,943	82,766	20%	80,304	23%
Depreciation and Amortization	57,139	48,387	18%	47,000	22%
Other	20,371	17,838	14%	17,047	20%
Non-House Membership Revenue	(1,981)	—	—	—	—
Other Revenues	(162,123)	(169,853)	(5)%	(163,677)	(1)%
Other Operating Expenses	144,455	147,776	(2)%	142,323	1%

House-Level Contribution	$97,946	$94,529	4%	$92,591	6%

House-Level Contribution Margin	20%	23%		23%

	December 29, 2019	December 30, 2018	Change %	2018 Constant Currency(1)	Constant Currency Change %(1)
	Actual			(Unaudited)
	(Dollar amounts in thousands)			(Dollar amounts in thousands)
House-Level Contribution
Membership Revenues	$167,582	$134,060	25%	$131,528	27%
Less: Non-House Membership Revenue	(1,981)	—	—	—	—
Add: In-House Revenues	312,330	271,392	15%	264,694	18%

Total House Revenues	477,931	405,452	18%	396,222	21%

Less: In-House Operating Expenses

In-House Operating Expenses	379,985	310,923	22%	303,631	25%
House-Level Contribution	$97,946	$94,529	4%	$92,591	6%

	December 29, 2019	December 30, 2018	Change %	2018 Constant Currency(1)	Constant Currency Change %(1)
	Actual			(Unaudited)
	(Dollar amounts in thousands)			(Dollar amounts in thousands)
Operating Loss	$(58,858)	$(32,385)	82%	$(30,406)	94%
General and Administrative	98,943	82,766	20%	80,304	23%
Depreciation and Amortization	57,139	48,387	18%	47,000	22%
Other	20,371	17,838	14%	17,047	20%
House Membership Revenues	(165,601)	(134,060)	24%	(131,528)	26%
In-House Revenues	(312,330)	(271,392)	15%	(264,694)	18%
In-House Operating Expenses	379,985	310,923	22%	303,631	25%

Total Other Contribution	$19,649	$22,077	(11)%	$21,354	(8)%

Other Contribution Margin	12%	13%		13%

	December 29, 2019	December 30, 2018	Change %	2018 Constant Currency(1)	Constant Currency Change %(1)
	Actual			(Unaudited)
	(Dollar amounts in thousands)			(Dollar amounts in thousands)
Other Contribution
Non-House Membership Revenue	1,981	—	—	—	—
Other Revenues	162,123	169,853	(5)%	163,677	(1)%
Less: Other Operating Expenses	(144,455)	(147,776)	(2)%	(142,323)	1%

Other Contribution	$19,649	$22,077	(11)%	$21,354	(8)%

(1)	See “Non-GAAP Financial Measures—Constant Currency” for an explanation of our constant currency results.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability to generate sufficient cash flows to meet the cash requirements of our business operations. Our principal sources of liquidity are operating cash flows, holdings of cash and cash equivalents and availability of unsecured or secured credit lines.

Our future development and redevelopment expenditures may be funded through unsecured or secured credit facilities, proceeds from the issuance of equity or debt securities, sales of properties, joint ventures, and from cash flows provided by operations.

CASH FLOWS AND WORKING CAPITAL

The following table provides a summary of cash flow data for the periods presented:

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
	(Dollar amounts in thousands)
Net cash (used in) generated by
Net cash (used in) provided by operating activities	$(38,229)	$(2,279)	$44,378
Net cash used in investing activities	(139,870)	(210,777)	(135,317)
Net cash provided by financing activities	179,704	196,958	111,508
Effect of exchange rates on cash and cash equivalents	2,050	956	(2,278)

Net increase (decrease) in cash and cash equivalents	$3,655	$(15,142)	$18,291

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES

The primary cash inflows from operating activities include Membership Revenues, In-House Revenues and Other Revenues, such as the sale of retail products. The primary cash outflows from operating activities include general operating expenses and interest payments.

For fiscal 2020, we had a $38,229 outflow of cash from operating activities, which includes a net loss of $235,275, depreciation and amortization of $69,802 and the net working capital improvement of $80,550.

For fiscal 2019, we had a $2,279 outflow of cash from operating activities, which includes a net loss of $128,000, depreciation and amortization of $57,139 and the net working capital improvement of $39,492.

For fiscal 2018, we generated $44,378 of cash from operating activities, which includes a net loss of $89,847, depreciation and amortization of $48,387, and the net working capital improvement of $61,321.

NET CASH USED IN INVESTING ACTIVITIES

The primary cash inflows from investing activities include the proceeds from sale of property and equipment and the sales of subsidiaries. The primary cash outflows from investing activities include the purchase of property and equipment as well as intangibles.

For fiscal 2020, we had a $139,870 outflow of cash from investing activities, primarily due to purchase property and equipment of $128,939.

For fiscal 2019, we had a $210,777 outflow of cash from investing activities, primarily due to purchase property and equipment of $147,955 and the purchase of Scorpios Group for a total consideration of $49,138.

For fiscal 2018, we had a $135,317 outflow of cash from investing activities, primarily due to purchases of property and equipment of $129,399.

NET CASH PROVIDED BY FINANCING ACTIVITIES

The primary cash inflows from financing activities include proceeds from borrowings and from the issuance of shares. The primary cash outflows from financing activities include principal payments on borrowings.

For fiscal 2020, we generated $179,704 of cash from financing activities, primarily due to additional drawdowns from of our Revolving Credit Facility and other new borrowings of $55,112 including US government backed loans and other facilities in Greece and France, $92,989 in proceeds from the issuances of shares and contributions from noncontrolling interest holders of $27,839.

For fiscal 2019, we generated $196,958 of cash from financing activities, primarily due to new borrowings from the refinancing and additional borrowing against the Beach House Miami, the refinancing of our Revolving Credit Facility and the acquisition of Scorpios which was funded by borrowings, of $223,625. This was partially offset by the repayment of existing borrowings, relating to the repayment of the former Beach House Miami facilitates and the former Revolving Credit Facility of $119,560 collectively, $82,177 in proceeds from the issuances of shares, and $23,798 in proceeds from financing obligations of in relation to Soho Warehouse Los Angeles.

For fiscal 2018, we generated $111,508 of cash from financing activities, primarily due to $87,980 of proceeds from borrowings from three new facilities with our primary lender and additional drawdowns on our revolving cash facility, and $20,883 of proceeds from financing obligations in relation to Soho Warehouse Los Angeles.

SEASONALITY

Our results are not materially subject to seasonality fluctuations as our revenues are typically consistent on a quarterly basis throughout the year.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements as of January 3, 2021.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates, assumptions and judgments on a regular basis and make changes accordingly. We also discuss our critical accounting estimates with our supervisory board.

We believe the following to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	Going Concern

•	Goodwill and purchased intangible asset impairment

•	Impairment of other long-lived assets

•	Leases

•	Income taxes

•	Variable interest entities

•	Membership credits, and

•	Stock based compensation

GOING CONCERN

The going concern basis of presentation assumes that we will continue in operation for at least a period of one year after the date of issuance of our financial statements for fiscal 2020, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our Houses. For the year ended January 3, 2021, we incurred a net loss of $235 million and negative cash flows from operations of $38 million. As of January 3, 2021, we had an accumulated deficit of $757 million. As of January 3, 2021, we had cash and cash equivalents of $53 million, and restricted cash of $7 million.

In addition, since March 2020, the COVID-19 pandemic has significantly impacted our business and we have had to temporarily close some or all of our Houses, hotels and public restaurants, at different times due to the ongoing effects of the pandemic, which has and will continue to have an impact on our revenues. Our UK Houses remain closed due to continued lockdowns but where possible our Houses are open, but with restrictions on operating capacity, in most of our other geographies.

We have taken into consideration detailed cash flow forecasts, our forecast compliance with bank covenants, and the continued availability of funding to us from banks and shareholders.

As disclosed in Note 23, Subsequent Events, in our consolidated financial statements included elsewhere in this prospectus, since the start of 2021, we have completed a series of financing transactions including the issuance of Senior Secured Notes, Senior Preference Shares and Redeemable C Ordinary Shares. The net proceeds from the Initial Notes and Senior Preference Shares were used to repay all amounts outstanding under the Permira Senior Facility and the US government-backed bank loan. The remaining amounts will be used for general corporate purposes.

We have considered the on-going impact of the COVID-19 pandemic and the resultant global economic uncertainties on our business and have undertaken a detailed assessment of the cash flow forecasts covering a period of at least 12 months from the date of issue of our fiscal 2020 financial statements. Cash flow forecasts have been prepared based on assumptions related to the timing of opening of our Houses and a return to full operations by Q3 2021. We have further assessed the sensitivity on cash flows of a more extensive delay and/or deferral of House openings to Q4 2021 and have considered the actions available to management to maintain sufficient cash flows through a combination of measures including cost reductions and corresponding deferrals in planned capital expenditures.

We believe that the completed working capital events, our projected estimated cash flows and the actions available to management to further control expenditure, as necessary, provide sufficient working capital (including cash and cash equivalents), to achieve our plans to recover from the impact of the pandemic, subject to the following key estimates and judgements:

•	the timing of re-opening of Houses in a manner that is compliant with local laws and regulations, as well as anticipated demand;

•	the level of in-House sales activity (primarily sales of food and beverage) that, even after opening, may be subject to reduced capacity as a result of on-going restrictions;

•	the continued high level of membership retention and renewals (which has been evidenced throughout the pandemic); and

•	the implementation of extensive cost reduction measures that continue to support the timing of House re-openings and anticipated levels of capacity.

Should the impact of lockdowns and other restrictions continue beyond current expectations and impact our ability to open Houses and return to a level of operation consistent with pre COVID-19 within the timeframes assumed in management’s detailed cash flow forecasts, we may need additional financing. As described in Note 23 to the consolidated financial statements, we secured additional liquidity in March 2021 through the issuance of the Initial Senior Secured Notes, Senior Preference Shares and Redeemable C Ordinary Shares which will enable us to continue in operational existence and meet our liabilities as they fall due for a period of at least twelve months from the date the fiscal 2020 financial statements are issued.

Based on the above, our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

GOODWILL AND PURCHASED INTANGIBLE ASSET IMPAIRMENT

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques. Goodwill represents a residual value as of the acquisition date, which in most cases results in measuring goodwill as an excess of the purchase consideration transferred plus the fair value of any noncontrolling interest in the acquired company over the fair value of net assets acquired, including contingent consideration. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis on the first day of the fourth fiscal quarter and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

We make judgments about the recoverability of purchased intangible assets with finite lives whenever events or changes in circumstances indicate that an impairment may exist. Recoverability of purchased intangible assets with finite lives is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. We review indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Assumptions and estimates about future values and remaining useful lives of our purchased intangible assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

The goodwill recorded in the Consolidated Balance Sheets as of January 31, 2021 and December 29, 2019 was $201 million and $191 million, respectively. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill or other intangible assets.

There was no impairment of goodwill or purchased intangible assets in fiscal 2020, and 2019.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS

We periodically evaluate long-lived assets held for use, which include property, plant and equipment, other intangible assets and equity method investments and assets held for sale whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows. Such assets are reviewed for impairment using factors including, but not limited to, our future operating plans and projected cash flows.

The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that asset or group of assets, compared to the carrying value of the assets. We recognize impairment if the sum of the undiscounted future cash flows does not exceed the carrying value of the assets. For impaired assets, we recognize a loss equal to the difference between the net book value of the asset and its estimated fair value. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In addition, at the time a decision is made to sell or discontinue use of an asset or group of assets, we record an impairment charge, if appropriate, or accelerate depreciation over the revised useful life of the asset. There was no material impairment recognized in fiscal 2020 or fiscal 2019.

LEASES

We have entered into lease agreements for our Houses, hotels, restaurants, spas and other properties. We account for our leases under Accounting Standards Update (‘ASU’) 2016-02, Leases (Topic 842).

We determine the initial classification and measurement of our right-of-use assets and lease liabilities at the lease commencement date and thereafter if modified. The determination of operating and finance leases requires significant judgments, including estimation of the rate implicit in the lease, incremental borrowing rates and reasonably assured lease terms. The lease term includes any renewal options and termination options that we are reasonably assured to exercise. The present value of lease payments is determined by using the interest rate implicit in the lease for finance leases and the incremental borrowing rate for operating leases. The incremental borrowing rate is determined by using a portfolio approach based on the rate of interest that we would pay to borrow on a collateralized basis an amount equal to the lease payments in a similar economic environment. We recognized operating lease assets of $962 million and $902 million and operating lease liabilities of $1,090 million and $981 million at January 3, 2021 and December 29, 2019.

INCOME TAXES

We are subject to income taxes in the United States and numerous foreign jurisdictions. Our effective tax rates differ from the statutory rates, primarily due to the foreign tax rate differential, tax exempt revenue and non-deductible expenses and as further described in the notes to our consolidated financial statements included in this prospectus. Our effective tax rate was 0% and (4)% in fiscal 2020 and fiscal 2019, respectively. We received for fiscal 2020 a credit, or a benefit to our consolidated statement of operations, of $1 million and an expense for fiscal 2019 of $4 million.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, reversal patterns of taxable and deductible temporary differences and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by tax effects of non-deductible compensation; by tax costs related to intercompany realignments; by changes in accounting principles; or by changes in tax laws and regulations.

VARIABLE INTEREST ENTITIES

We analyze our variable interests, including loans, guarantees, and equity investments, to determine if the entity in which we has a variable interest is a VIE. For those entities determined to be VIEs a quantitative and qualitative analysis is performed to determine if we will be deemed the primary beneficiary. The primary beneficiary of a VIE is defined as the variable interest holder that has a controlling financial interest in the VIE. A controlling financial interest is defined as one that has (i) the power to direct the activities of the VIE that most significantly impact its economic performance and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.

In evaluating whether we have the power to direct the activities of a VIE that most significantly impact its economic performance, we base our qualitative analysis on our review of the design of the entity, its organizational structure including decision-making ability and the relevant development, ownership interest, operating, management and financial agreements. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affect the entity’s future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

We consolidate those entities in which it is determined to be the primary beneficiary. If we are not determined to be the primary beneficiary but can exercise significant influence over these entities, these investments are accounted for under the equity method of accounting.

MEMBERSHIP CREDITS

As a result of government imposed measures intended to control the spread of COVID-19, including quarantines, restrictions on travel and restrictions on certain business operations, we temporarily closed many of our Houses. Beginning on March 14, 2020, we issued membership credits to active members of such closed Houses to be redeemed for certain Soho Home products and services. Membership credits were a one-time goodwill gesture, issued as a marketing offer to active members. As such, the issuance of the membership credits provided is deemed to have no material right or separate performance obligation, and no contractual arrangement has been entered into. We recognize a liability in respect of the outstanding membership credits based on our best estimate of the cost to be incurred in fulfilling the membership credits, which are expected to be redeemed by our active members. The liability associated with the membership credits is derecognized based on the usage of credits by members during the period incurred. The redemption rate applied when estimating the liability is based on historical redemption patterns of comparable offerings and is subject to uncertainty. We regularly evaluate current information available to us to determine whether the redemption rate should be adjusted based on our cumulative redemption experience and changes to other factors including any changes to expiration dates based on our re-opening plans for our Houses as well as our actual experience of the cost of fulfillment. Estimating the expected redemption rate by our members and, to a lesser extent, the cost of fulfillment involves significant judgment. The membership credits were initially set to expire on December 31, 2020, but this expiration has been extended to September 30, 2021. At January 3, 2021, membership credits included in trade, capital and other accruals was $12 million (December 29, 2019: $nil).

STOCK BASED COMPENSATION

In August 2020, we established the 2020 Equity and Incentive Plan under which Share Appreciation Rights (‘SARs’) and Growth Shares (as defined in the 2020 Equity and Incentive Plan) were issued to certain of our employees. SARs and Growth Shares are scheduled to vest annually in equal installments over a four-year period, or cliff-vest at the time of a change of control transaction (as defined in the 2020 Equity and Incentive Plan), if earlier. Upon an initial public offering where primary and secondary proceeds exceed $100 million (‘Qualifying IPO Event’), up to one year of vesting will accelerate. Exercised SARs will be settled in cash upon a change of control and will be settled in ordinary shares upon a Qualifying IPO Event. SARs have a contractual term of 10 years. Growth Shares will be settled in D ordinary shares upon a change of control or a Qualifying IPO Event. We have the option, at our election, to settle the SARs and the Growth Shares in cash or shares prior to a change of control or Qualifying IPO Event or if a Qualifying IPO Event does not occur within four years of the grant date. SARs and Growth Shares are , accounted for as equity classified awards, as the form of settlement is under the control of the Company. We account for stock-based compensation by measuring and recognizing as compensation expense the fair value of all share-based payment awards made to employees based on estimated grant date fair values. The determination of fair value involves a number of significant estimates. As there is no public market for any of our ordinary shares to date, we estimated fair value of our ordinary shares as of the date of each grant, considering third-party valuations.

These valuations considered both objective and subjective factors, including:

•	the prices at which we sold ordinary shares and the investor rights and preferences of each sale of our ordinary shares at the time of grant;

•	our business strategy;

•	external market conditions and trends affecting our sector;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results; and

•

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company in light of prevailing market conditions, based on the status of the company at each date of valuation.

The valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The methods used to derive total equity value varied, depending on the availability of objective valuation-related information. Inputs used in our valuations include the issue prices of our periodic investment rounds and market factors based on recent mergers and acquisitions within our industry sector.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our ordinary shares and our share-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our ordinary shares in connection with our accounting for granted stock awards and other such awards as we may grant, as the fair value of our ordinary shares will be determined based on the quoted market price of our common stock.

We use the Black Scholes option pricing model to estimate the value of employee stock awards, which requires a number of assumptions to determine the model inputs. These include the expected volatility of our stock which is based on historical data from comparable publicly listed companies because there is no public market for our ordinary shares to date and the expected term of the award which is based on based on expectations of a qualifying exit event at the time of grant. Forfeitures are accounted for on an incurred basis and hence no estimate is made for this at the time of grant for forfeiture in determining the grant date fair value.

BORROWINGS

Please see “Description of Certain Indebtedness” for a description of our material borrowings.

CONTRACTUAL OBLIGATIONS

The following table summarizes our estimated material contractual cash obligations, which includes both principal and interest obligations, and other commercial commitments at January 3, 2021:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(unaudited, dollar amounts in thousands)
Operating Leases	2,069,321	109,270	322,864	216,498	1,420,689
Revolving credit facilities at 3.00% plus LIBOR	85,780	2,506	83,274	—	—
Permira Senior Facility due April 2022	622,224	31,315	590,909	—	—
US government-backed loan	22,126	—	22,126	—	—
Other loans	164,047	9,995	25,640	121,776	6,635

Total	2,963,498	153,086	1,044,813	338,274	1,427,324

The contractual cash obligations assumes debt and leases are held to maturity and LIBOR rates (where relevant) remain at the prevailing January 3, 2021 rate. As disclosed in Note 23, Subsequent Events, in our consolidated financial statements included elsewhere in this prospectus, since the start of 2021, we have completed a series of financing transactions including the issuance of the Initial Notes, Senior Preference Shares and Redeemable C Ordinary Shares. The net proceeds from the Initial Notes and Senior Preference Shares were used to repay all amounts outstanding under the Permira Senior Facility and the US government-backed bank loan. The remaining amounts will be used for general corporate purposes. As disclosed in Note 6 to our consolidated financial statements, as of January 3, 2021, we have entered into 8 operating lease agreements for Houses, hotels, restaurants, and other properties that are in various stages of construction by the landlord. We will determine the classification as of the lease commencement date, but currently expect these under construction leases to be operating leases. We estimate the total undiscounted lease payments for these leases commencing in fiscal years 2021, 2022, 2023 and 2026 to be $198 million, $366 million, $176 million, and $152 million.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

As a consumer facing business, any risks to the UK or US economy as a whole, and in particular to consumer spending, could impact on our overall reported performance. However, our global brand is well positioned and our portfolio of Houses is diversified across a number of countries.

Significant commodity costs and wage inflation are also risk factors, although the business can to a certain extent offset inflationary pressures through moderate accommodation, membership and menu price increases.

FOREIGN EXCHANGE RISK

We principally operate in the UK although, we also have significant operations in North America and Europe. Therefore, we are exposed to reporting foreign exchange risk in US dollars and Euros.

Accordingly, we have not, to date, used any material financial instruments to mitigate our foreign exchange risk. The directors and management will keep this situation under review. However, as suppliers of the US and German businesses are predominantly paid in US dollars or Euros respectively, this acts as a natural hedge against foreign exchange risk.

If the US Dollar had strengthened/weakened by 10% versus the Pound sterling, revenue would have been approximately $22 million lower and approximately $22 million higher, respectively, and Net Loss would have been approximately $4 million lower and approximately $4 million higher, respectively, for fiscal 2020.

If the Euro had strengthened/weakened by 10% versus the Pound sterling, revenue would have been approximately $16 million lower and approximately $16 million higher, respectively, and Net Loss would have been approximately $0.7 million lower and approximately $0.7 million higher, respectively, for fiscal 2020.

CONCENTRATION OF CREDIT RISK

Credit risk is the risk of loss from amounts owed by financial counterparties. Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Financial instruments that potentially subject us to credit risk consist of cash equivalents and accounts receivable.

We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks, and money market funds that, at times, exceed federally or locally insured limits. We limit our credit risk by dealing with counterparties that are considered to be of high credit quality and by performing periodic evaluations of investments and of the relative credit standing of these financial institutions.

LIQUIDITY RISK

We seek to manage our financial risks to ensure that sufficient liquidity is available to meet our foreseeable needs. We believe we have significant flexibility to control our capital expenditure commitments in new House developments through different investment formats. As of January 3, 2021, we had $53 million in cash and cash equivalents on the balance sheet to meet our funding needs.

CASH FLOW AND FAIR VALUE INTEREST RATE RISK

We have historically financed our operations through a mixture of bank borrowings and bond notes which are generally fixed, and expect to finance our operations through operating cash flows and availability under our Revolving Credit Facility. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities.

BUSINESS

OUR MEMBERSHIP PLATFORM—TWENTY-FIVE YEARS OF EXPERIENCE

The Membership Collective Group (MCG) is a global membership platform of physical and digital spaces that connects a vibrant, diverse group of members from across the world. These members use the MCG platform to both work and socialize, to connect, create, have fun and drive a positive change.

The Membership Collective Group began with the opening of the first Soho House in 1995 and remains the only company to have scaled a private membership platform with a global presence. Over the last 25 years, we have expanded our membership expertise and diversified our offerings—both physically and digitally. As of January 3, 2021, we have over 118,500 members (including over 113,500 Soho House members) who engage with MCG through our global portfolio of 27 Soho Houses, nine Soho Works clubs, The Ned in London, Scorpios Beach Club in Mykonos, Soho Home, our interiors and lifestyle retail brand, and our digital channels.

The central pillar of MCG is Soho House, which drives the majority of our membership, revenue and profit today. Since the opening of our first House in the Soho district of London in 1995, we have successfully identified the demand for a premium membership offering that caters to a progressive, creative and diverse global audience. Today, we believe our membership offering, consistently high standards of service, and our global footprint remain unparalleled. As of January 3, 2021, Soho House is a membership of more than 113,500 creative and loyal individuals. A Soho House membership offers access to a network of distinctive and carefully curated Houses, across North America, the United Kingdom, Europe and Asia, which serve as the cornerstone of our member experience. We enhance our member experience through our digital channels, including our app (the ‘SH.APP’) and our website. Annually, we host thousands of physical and digital member events worldwide, spanning film, fashion, art, food and drink, well-being, work and music—and help our members forge connections to bring them closer together.

Our membership expertise, honed through the growth of Soho House, has led to our evolution into the Membership Collective Group, a home to numerous memberships including Cities Without Houses, Soho Works, Soho Friends, Soho House Digital, SOHO HOME+ and Ned’s Club. By designing, curating and growing our membership offering, our membership platform can quickly and easily respond to shifting lifestyle trends and the evolution of our members’ needs. Our memberships work together, allowing us to reach new audiences with a set of interconnected offerings.

Everything we do across these memberships begins and ends with our members. The foundation of our member experience has been crafted over our 25-year history and is built on the following pillars:

•

Membership: We are in the business of forging connections and bringing people together. Our diverse global membership is the soul of our company. It is the people that define our culture and shape the experience – in turn attracting new members.

•	Physical and digital spaces: We create and operate interconnected spaces. Each of our physical locations is designed to reflect our members and the local community that they serve. Our digital platforms extend our connection with members beyond our physical spaces, in turn significantly enhancing the member experience.

•

Design: Our design DNA is instantly recognizable across all of our membership models, whether in our Houses, Soho Works, The Ned, Scorpios Beach Club or Soho Home. While each House is unique, they each have a consistency in their architectural and interior style that has come to define the Soho House experience. In each new House or site that we develop for our other brands, this style is interpreted for local tastes and preferences, reflecting the culture of the respective city.

•

Services, products and experiences: Our member-obsessed culture drives us to relentlessly improve the quality of the services, products and experiences we offer to our members. We do not cut corners or compromise on quality, taking the long-term view that there is no substitute for the highest quality services, products and experiences when it comes to fostering loyalty from our members.

•

Innovation: We have always strived to adapt and evolve by anticipating our members’ needs and wants. Innovation has always been part of our culture and approach, and we have used that mindset to create new memberships to serve a wider audience of people who desire personal connection via new channels.

•	House Foundations: We are committed to integrating the pillars of our social responsibility and sustainability program, House Foundations, into everything we do.

Sitting at the heart of MCG, Soho House has a highly loyal membership base, with annual Soho House Member Retention rates averaging 94% between fiscal 2016 and 2020. Our membership has remained resilient through multiple economic cycles and the COVID-19 pandemic. When our physical sites were forced to close as a result of the COVID-19 pandemic, there was minimal impact on the retention of Soho House members, with the Soho House Member Retention rate remaining at 92% for fiscal 2020. We also saw the demand across all of our membership brands strengthen, with over 30,000 applications for our membership brands submitted during fiscal 2020. The power of our model is driven by the important role we believe that we play in our members’ lives and the value we consistently provide them for their membership fees. We believe our retention compares favorably to leading consumer subscriptions or memberships—across music, media, fitness, entertainment and commerce— despite, in many cases, their significantly lower price points.

The demand for our membership is also demonstrated by our large and growing global wait list, which as of January 1, 2021 stands at over 48,000 applicants. Awareness of our distinct membership offerings and their scarcity is spread by our members organically through word of mouth, social media and press coverage. With virtually no marketing or sales costs associated with acquiring new members, we have been able to grow our membership by a 16% compound annual growth rate (‘CAGR’) between fiscal 2016 and 2020, while expanding our Membership Revenue at a 24% CAGR during the same period.

There are multiple consumer forces at play that have increased the relevance of our memberships. We have observed a secular shift in the ways that people live and work—with less time spent in traditional corporate offices and more time in social spaces that encourage creativity and mutual engagement. We believe that these trends will only accelerate, and that the freedom to be able to choose where to live and work—particularly in light of the COVID-19 pandemic—will likely have a significant impact on our target market. We believe this will create an even greater demand for curated communities that can grow and thrive in a more deliberate environment.

For fiscal 2020, we had total revenues of $384 million, a net loss of $(235) million and Adjusted EBITDA of less than $1 million. For fiscal 2019, we had total revenues of $642 million, a net loss of $(128) million, and Adjusted EBITDA of $86 million. For fiscal 2018, we had total revenues of $575 million, a net loss of $(90) million, and Adjusted EBITDA of $77 million. For fiscal 2020, of our $384 million in revenue, $177 million (46%) was attributable to Membership Revenues, $127 million (33%) to In-House Revenues, and $81 million to Other Revenues (21%). For fiscal 2019, of our $642 million in revenue, $168 million (26%) was attributable to Membership Revenues, $312 million (49%) to In-House Revenues, and $162 million to Other Revenues (25%). For fiscal 2018, of our $575 million in revenue, $134 million (23%) was attributable to Membership Revenues, $271 million (47%) to In-House Revenues, and $170 million to Other Revenues (30%).

Please see “—Summary Historical Consolidated Financial and Operating Data” for a definition of Non-GAAP Adjusted EBITDA and a reconciliation to net loss, the most directly comparable GAAP measure.

Membership Revenues are comprised of annual membership fees and one-time initial registration fees paid by members. In-House Revenues include all revenues realized within our Houses, including food and beverage, accommodation, and spa products and treatments. Other Revenues include all revenues not realized within our Houses, including Scorpios, Soho Works and stand-alone restaurants, design and procurement fees from Soho House Design and Soho Home among others.

TOTAL MEMBERSHIP (THOUSANDS)	MEMBERSHIP REVENUE (MILLIONS)

*	Represents Soho House Member Retention only

OUR MEMBERSHIP PLATFORM

All of our memberships have been built to enrich the lives of their members, as well as expand our membership offering to a broader audience.

SOHO HOUSE

Soho House remains at the core of our membership platform by creating a foundation upon which additional membership businesses can be built and scaled. While our physical Houses provide our foundation, the people inside them are the soul of Soho House. As a membership founded for the creative industries, we are proud to have championed members who have gone on to shape our cultural landscape as world class writers, artists, performers, directors, founders, designers, and producers – all reflecting the spirit and energy of Soho House.

The membership of each House is assembled by a select committee of influential creatives and innovators that represent the local area in which the membership is founded. Our members actively engage in creating the culture of each House, helping to shape and localize it by participating in member events and contributing to editorial and digital content. We believe this adds to the value of each House, enriching the membership and enhancing the attractiveness of membership to prospective members worldwide. With a current US Every House annual membership fee of approximately $3,400 providing access to all of our Houses globally, we believe our membership offering provides compelling value to our members that increases as we add new Houses and more members to our global community. Our Houses attract members from every demographic, with members from “Generation Z” (21 years old and younger) and “Millennials” (22- to 37-year-olds) constituting the fastest-growing cohorts. We also believe that the pricing of our In-House offerings represents great value to our members because of the level of quality provided, reinforcing the overall membership experience, rewarding their brand loyalty and creating opportunities for future and recurring revenues.

Information on the websites and social media platforms referenced above is not incorporated by reference into this prospectus.

We created the following types of membership under Soho House to reach a broader audience and enhance the experience of our existing members:

•	CITIES WITHOUT HOUSES

In 2017, we introduced a new type of Soho House membership known as Cities Without Houses (‘CWH’), which opens up the Soho House membership to people who live in cities where we do not yet have a physical House. This membership allows us to welcome members to our global community in new geographies, generates additional revenues on our existing base of Houses and provides intelligence for future growth, which we have employed to open new Houses in certain locations, including in Austin, Texas and Paris, both of which are expected to open in 2021. We currently have more than 5,100 CWH members across 44 cities, paying an annual US membership price of $2,630.

•	SOHO HOUSE DIGITAL MEMBERSHIP

The ambition for Soho House has always been to create a truly global membership that brings creative people together, from all over the world. We believe that we will be able to achieve this through the introduction of Soho House Digital Membership - a new, paid digital-only membership that we plan to launch in late 2021. Not limited by our physical footprint, Soho House Digital Membership will expand our global reach, allowing us to move further into Asia, Africa and South America, adding fascinating creatives from dynamic cities to our membership.

Soho House Digital Membership will be subject to the same application and approval process as Soho House membership, allowing like-minded individuals to connect, communicate and collaborate with each other, in a purely digital space through the SH.APP. It will make our membership truly diverse, and will enable the best creatives from all over the world to make meaningful connections with each other. In the same way that we’ve grown Cities Without Houses membership in 44 cities around the world, we will use our connections and liaisons on the ground in new cities to build awareness of digital membership, growing it organically through existing creative communities.

By leveraging our digital platforms in this way, and removing the reliance on physical spaces to experience the benefits of our membership, we have created a gateway to previously untapped growth opportunities. We believe this new membership type will be attractive to potential members who are already used to socializing, networking and working digitally. Existing Soho House members will also receive the full functionalities of the Soho House Digital Membership, and therefore, the introduction of the Soho House Digital Membership only serves to improve the richness of their membership experience, making it more valuable – with new opportunities to connect with and consume content from a truly global and diverse membership base.

•	SOHO FRIENDS

There is a significant number of people who enjoy the Soho House way of living and who have already visited our Houses as guests, stayed in our bedrooms, or visited our public restaurants and spas, but do not currently have a Soho House membership. To respond to this audience, we launched Soho Friends in November 2020 for an annual subscription cost of £100. We offer access to physical spaces, including Soho House bedrooms, and Soho Studios (our new social spaces for Soho Friends and Soho House members) that host curated programs of events and screenings, with additional benefits from our restaurants, spas and online retail brands, although Soho Friends do not have full access to our Houses. Between November 2020 and January 2021, we have received over 4,000 applications, the majority of which originated from a recommendation of a Soho House member or an MCG employee, and accepted over 2,100 Soho Friends members. We intend to grow this membership brand in a measured way so that our Soho House members continue to account for the majority of visitors to our Houses and restaurants.

SOHO HOME

Soho Home was created as a result of the constant requests from our members to recreate the look and feel of the Houses in their own homes. Soho Home is an interiors and lifestyle retail brand that offers handcrafted furniture, lighting, textiles, tableware and accessories through e-commerce. Over the past year, we have transformed Soho Home into a high growth retail business, and in October 2020, we launched SOHO HOME+, which is a subscription-based membership platform with over 1,800 members as of January 3, 2021, that offers price discounts, free delivery, and expert design advice plus early access to new collections and seasonal sales for an annual price of £60.

SOHO WORKS

First launched in 2015, Soho Works provides its members with the space and resources to work alongside other like-minded individuals and businesses — facilitating connections and providing the tools to flourish. Aimed at existing Soho House and Soho Friends members, Soho Works draws on the same design principles and membership ethos as Soho House, but is a space purposed entirely for work and creative collaboration.

Beginning with one location in London, we have since opened eight additional sites in London, New York and Los Angeles over the last two years and as of January 3, 2021, we had over 1,000 members. Soho Works membership rates vary by location and Soho House membership status. For Soho House members, a US Soho Works membership ranges from $250—$600 per month, depending on membership type.

SCORPIOS BEACH CLUB

Set in a cove on the southern tip of Mykonos, Scorpios offers a one of a kind beach experience with a well- established globally recognized brand. With a restaurant, terraces and daybeds, and a distinctive wellness offering, Scorpios enriches the lives of its guests who are looking to escape from their daily lives. We believe the Scorpios concept has significant potential to expand into additional locations as a key part of our platform and we expect to open our second site in Tulum, Mexico at the end of 2022. While we do not currently offer a standalone membership, there is significant interest from our customers to do so and we therefore plan to launch a unique Scorpios membership in 2022.

THE NED

The Ned has created a new space in the heart of the City of London for its members to meet, eat, drink and socialize. The Ned brand seeks to embody a “city within a city” full-service destination, by playing host to multiple restaurants, bedrooms, a range of grooming services, spa, gym and a full service members’ club. The membership offered by The Ned (‘Ned’s Club’) is aimed at a broader group of professional people. As of January 3, 2021, Ned’s Club had over 2,900 members paying an annual subscription price of £3,150, and intends to expand into additional cities beyond London, as well as launch Ned Friends – a more accessible membership similar to Soho Friends, for frequent visitors and customers of The Ned. We receive management fees under our hotel management contract for the operation of The Ned.

OUR STRENGTHS

We have eight core strengths that give the Membership Collective Group an enduring competitive advantage:

TWENTY-FIVE YEARS OF EXPERIENCE

We are the only company to have pioneered and scaled a private membership platform with a global presence, anchored in a loyal and diverse member community, and network of interconnected physical and digital spaces. Each of our communities serve as cultural cornerstones in their respective cities, and we attribute our success to the first-mover advantage, gained through identifying a unique opportunity in the marketplace early.

Crucially, the value of our membership and brand strengthens as we expand into new cities and properties, which is in contrast to other membership-based companies that may experience brand dilution as they scale. The value of an Every House membership becomes more compelling to both new and existing members as we grow our business, enhancing our revenue potential.

A GROWING AND LOYAL MEMBERSHIP

The MCG’s annual membership fees from our growing network of more than 118,500 members (including over 113,500 Soho House members), as of January 3, 2021, create a recurring and predictable revenue stream that has proven to be resilient across economic cycles. The stability of our Membership Revenue is further supported by our industry-leading retention rates, averaging approximately 94% for annual Soho House Member Retention between fiscal 2016 and 2020.

The broad appeal of our membership underpins our attractive long-term growth, and we have seen the relevance of our curated membership grow over time. Since we enabled non-members to register and create public accounts on our website for the first time in April 2020, we have seen approximately 242,000 non-members sign-up to our site as of January 2021. Our Membership Revenues have grown from 19% of Total Revenues in fiscal 2016 to 46% of Total Revenues in fiscal 2020 representing a 24% CAGR over that time period.

A WAY OF LIVING

We have established a distinctive style and way of living that has given our memberships a notable presence in popular culture, evidenced by our strong social media following. As of January 2021, we have over 1.2 million Instagram followers across our global accounts. Over the last 12 months, our social media reach has grown by almost 25%, with our engagement rate increasing 63% year on year. Our brand recognition extends far beyond our current geographic footprint, providing a distinct advantage in the execution of our growth plan.

A PLATFORM TO LAUNCH NEW MEMBERSHIPS

We have developed a deep understanding of membership businesses, and built digital systems and in-house design and development teams, which together form the foundation of our membership platform. We are able to significantly reduce start-up costs and absorb expenses associated with launching and operating a new membership by leveraging our existing membership base and physical and digital assets, which we believe can lead to an attractive margin as the membership matures.

Over the last two years we have developed a digital platform which is feature rich, robust and scalable. The platform powers our member experiences – both on the SH.APP and on our web platforms and serves as the backbone for acquisition, membership management and member services. We have customized this platform through proprietary technology combined with best of class software. Our data warehouse and use of single-sign-on technology extends the platform allowing our members to use digital products seamlessly – whether in our Houses or outside – with their experiences appropriately personalized. We extended the platform for new types of memberships in 2020, and subsequently for associated businesses.

A FLEXIBLE REAL ESTATE MODEL

Our highly stable and visible membership base enables us to consider non-traditional real estate and provides us with opportunities to create unique spaces with character and soul. Soho House Design, our talented team of in-house designers and architects have transformed a variety of historic or under-utilized buildings into vibrant spaces that have become cornerstones of their emerging and culturally rich neighborhoods. Given our market recognition, we are constantly approached by landlords and developers directly to consider their properties for our new locations, and act as anchor tenant, resulting in more efficient acquisition and development costs.

Our real estate partners benefit from the impact of the Soho House brand on the value of their underlying property and surrounding neighborhood. This enables us to achieve favorable lease agreements, increase tenant improvement allowances from landlords to support our capital light expansion, and in some cases receive a share of the upside in the value of the property. Such dynamics have allowed us to open multiple Houses in a capital efficient manner across Shoreditch, London, the Meatpacking district in New York, the Gothic Quarter in Barcelona and the downtown industrial arts district in Los Angeles. We expect to increasingly apply our capital light model to the future Houses in our pipeline. We typically enter into long-term leases (20-year initial term plus multiple extension options) that provide us with certainty of long-term usage of the real estate.

MULTIPLE PATHWAYS TO DRIVE GROWTH

We are currently present in 62 markets globally across our membership base, demonstrating our strong track record of international expansion but significant runway for growth ahead of us. We believe there is significant white space both in countries and cities where we already operate, as well as in new geographies. Many major markets remain untouched, and we know from our Cities Without Houses membership and our broader digital offers that there is significant untapped potential for physical sites in cities and countries across the globe. Once Houses are opened, we have a track record of growing revenue and profit sustainably—due to the strength of demand for our memberships, combined with our ability to add new members with limited incremental investment.

We are also able to expand our addressable market by launching new memberships that meet the needs of a broader audience and complement our current offering. This extends to the digital space, where we have created a gateway to previously untapped growth opportunities via our new digital membership. We are still in the early stages of growth, and these opportunities give us confidence in our ability to sustain attractive growth over the long-term. It is the complementary nature of these physical and digital platforms that drive operational efficiencies, and by moving members through our ecosystem, create multiple touchpoints for revenue generation.

AN ATTRACTIVE FINANCIAL MODEL

Our financial profile is characterized by high growth, recurring revenue and margin expansion, underpinned by the economics of our physical locations and membership.

Our unique business model provides compelling House-level economics driven by our ability to grow the member base of each House over long periods of time as operations are refined and frequency of use by existing members normalizes. Such an ability to add members to our Houses drives an increase in House-level contribution margin over the long-term and sets us apart from traditional hospitality companies, which have more fixed occupancy profiles. To this end, our more mature Houses typically have larger membership bases and generate higher House-Level Contribution Margins. Notably, the membership list of our oldest House continues to grow and maintains a wait list, demonstrating the continued popularity of even the mature Houses. Given our asset light model, we target an average development cost, which would include interior design and fixtures as well as pre-opening costs, of approximately $3 million to $6 million for each House in our pipeline. We also target stabilized average revenues of $20 million to $30 million, House-Level Contribution Margins of 20% to 30% and cash-on-cash returns in excess of 50% once membership reaches a level that we consider normalized based on the size of the House.

A new Soho House membership incurs virtually no membership acquisition cost, since we do not conduct any paid marketing. Driven by consistently high retention and minimal costs associated with retaining or supporting our members, Soho House enjoys a very attractive member lifetime value. We believe new memberships will also provide compelling economics and be accretive to our profit, as they can be created and operated in an asset-light manner that leverages the existing platform.

AN EXPERIENCED AND FOUNDER-LED MANAGEMENT TEAM

Our executive management team is led by our Founder and Chief Executive Officer, Nick Jones, who has over 40 years of experience within the membership and hospitality businesses. While we were a privately-owned enterprise, Nick guided our profitable international expansion through both strong and notably weak economic environments to build what has become one of the world’s leading membership and lifestyle brands.

Our executive management team brings considerable and diverse experience gleaned from previous senior roles in the hospitality, retail, design, digital, creative and financial services industries. Andrew Carnie, our Global President, joined Membership Collective Group from retail brand Anthropologie, where he most recently served as Group President. Several other members of our senior team, including our Chief Membership Officers and Chief Operating Officer, have been with the company since the beginning, working their way up to become some of our most valued leaders.

We have built a world class in-house digital team that partners with our operational experts to create and grow our global platforms. We also leverage the expertise of our shareholders, who have an extensive operational track record in the hospitality sector. Ron Burkle, who is recognized as a leading investor in hospitality and related consumer industries, takes an active role as the Executive Chairman of our Board. Richard Caring, an investor since 2008 and one of the members of our Board, also brings years of industry and operating experience to the group.

OUR GROWTH PLAN

We are still in the early stages of our expansion and we believe our track record as well as our core capabilities have positioned us to achieve significant and sustained growth through the following initiatives:

OPEN NEW SOHO HOUSES

Expansion into new areas is exciting for us and our members, and furthers the reach of our brand. Opening Houses in existing cities satisfies unmet demand (as represented by our local wait lists), and leverages our existing infrastructure.

Since January 1, 2018, we have opened nine new Houses, increasing our total House count by 50% to 27 Houses as of January 3, 2021. Our current pipeline anticipates opening eighteen new Houses in total by year-end 2023, which, if achieved, would increase our worldwide House total to 45, resulting in a 67% increase to our existing House base. Our development pipeline extends our global footprint to exciting cities such as Tel Aviv, Paris, Rome and Austin as well as new destination experiential Houses, such as a wellness retreat in Lake Arrowhead and a ranch in Sonoma. We continue to see substantial long-term growth opportunities in the Asia Pacific, Africa and South America regions. We currently anticipate a long-term growth target of three to five Soho House openings annually over time.

Notably, aside from the temporary closure of certain Houses for public health and safety reasons (including the COVID-19 pandemic) or for refurbishment, we have never closed a House at any point in our 25-year history. We have a proven track record of consistently opening successful new sites that achieve member growth targets and generate strong long-term unit economics.

CONTINUOUSLY ENHANCE THE MEMBER EXPERIENCE

We maintain a relentless focus on enhancing the member experience and expanding the role we play in our members’ lives. We continue to elevate the quality of our food and beverage, accommodation, spa services, events and other goods and services. In addition to adding new Houses and new experiential destinations, we are growing our wellness concept through the development of Soho Health Clubs, which will offer a unique socially optimized space for members to move their bodies, look after their health and well-being. Over the past twelve months, we have introduced a number of digital solutions to improve our member experience including ‘House Pay’, our proprietary digital payment service, ‘House Guest’, our global guest check in service, as well as other room and table booking functionalities on our app to make it easier for our members to stay or dine with us. We have also made the majority of our House spaces ‘laptop free’ areas, ensuring that we always maintain the ambience and social atmosphere of our spaces. In 2020, we have hosted more than 300 digital events on the app, and a total of 827,000 bookings have been made on our app.

CONTINUE TO SCALE EXISTING MEMBERSHIPS

GROW SOHO FRIENDS MEMBERSHIP

In 2019, there were over one million non-member guests who visited our Houses, many of whom visited frequently. Our intention is to continue to convert these customers into Soho Friends members. We recently introduced our House Guest system to collect data and better understand our customers and visitors, which has created a foundation to scale Soho Friends. We will be launching Soho Friends membership in North America and Europe in 2021, as well as opening new Soho Studio spaces.

EXPAND SOHO HOME AND SOHO HOME+ MEMBERSHIP

Over the past year, we have transformed Soho Home into a high growth retail business with its own subscription-based platform. In fiscal 2020, Soho Home grew its online sales by 52%, benefiting both from a newly designed product range, a reinvigorated website as well as a favorable market backdrop due to more customers shopping online and shopping for homeware. In October 2020 we also launched SOHO HOME+, the UK’s first homeware subscription service, and have gained over 1,800 members as of January 3, 2021, providing a recurring membership revenue stream.

Soho Home’s brand awareness increased during fiscal 2020 due to the issuance of membership credits and the ability to redeem these on Soho Home online, particularly in North America where we were previously underpenetrated. Online sales in North America increased 188% during fiscal 2020. We believe Soho Home has significant potential to continue its strong digital-first growth, followed by the expansion of physical retail spaces.

GROW SOHO WORKS

In recent years, we have expanded Soho Works by adding new locations as well as adding new members to the existing locations and developing our Soho Works digital platform. We believe there is a significant opportunity to grow Soho Works in locations next to existing Soho House sites, due to changes in the way that people live and work – with less time spent in traditional corporate offices and more time in social communities.

OPEN NEW SCORPIOS BEACH CLUB SITES

Scorpios will play a critical role in providing a must-visit destination for many of our members, striving for a unique experience with a particular focus on wellness. Scorpios, in Mykonos, currently attracts an affluent, internationally diverse and loyal customer base, which gives us confidence in the appetite for future locations and a future membership brand. We plan to open one new Scorpios Beach Club per year from 2022 onwards with our second site due to open in Tulum, Mexico at the end of 2022. Given our customer base, we expect to open new locations and launch new membership types in the future.

EXPAND THE NED

The Ned has identified an additional site for opening by the end of 2021, and also plans to open another by the end of 2022. There are plans to continue opening one to two new sites for The Ned annually going forward. The Ned will play a meaningful role in broadening our target audience, who crave an authentic membership experience. We have a management contract for existing operation of The Ned in London and receive management fees for our operation of The Ned.

LAUNCH AND GROW NEW MEMBERSHIPS

In late 2021, we plan to launch Soho House Digital Membership. This digital-only membership will leverage our existing digital platform, which is being developed to include new features that enable meaningful digital exchange. Members with this membership will have an enriched profile, be able to search for other members, be recommended to other members, grow their digital network, and communicate through direct messaging, audio and video. Through proof of concept, we know that members see value in connecting for social, work and practical purposes. We are now building and finessing this membership type and are confident of launching a valuable digital product. Like our current membership types, the digital membership will continue to evolve post launch based on member feedback.

Our track record gives us the confidence to successfully scale new memberships globally, while providing us with the insight necessary to understand where to extend the Membership Collective Group platform. Our know-how of operating physical spaces and complementing that with sophisticated digital offerings, will help further extend our offer. For instance, the digital platform will extend Soho House’s digital assets – in connections, bookings, content and payments – through the app and websites – to new memberships, business areas (e.g. wellness) and business acquisitions.

HOUSE FOUNDATIONS

House Foundations is our social responsibility and sustainability program, the pillars of which form the foundations of our global membership platform. House Foundations bring together our work in diversity and inclusion and environmental sustainability – as well as coaching and nurturing talent in the industries that we operate in.

We are committed to building an inclusive culture and helping to make the creative industries more accessible to emerging creative talent around the world. We value diversity and want our members and teams to be represented in places where everyone feels at home.

Our mentorship programme connects members to young people looking to start their careers in the creative industries. We focus on supporting people from marginalized or lower socioeconomic groups in the local communities around our Houses. We currently have over 300 mentees paired with our members in four cities and are expanding into six additional global cities in 2021.

As we look to integrate with the local communities around our Houses, we engage with local organisations and charities by providing funding and support for cultural projects in art, design, music, film and food and drink.

We are also in the process of embedding sustainable management practices across our business. This includes initiatives that range from where we source our food to how we design and build our Houses. We have taken steps to strengthen our local sourcing and supply chain policies and practices, reduce our environmental impact with changes to our waste management and energy efficiency, and we recently joined the United Nations Global Compact and therefore committing to tracking and measuring our social and environmental impact against the UN SDGs. Our ambition is to aggregate the power of our business, suppliers, partners, employees and members to make a positive contribution to society and the environment.

Our House Foundations project is the vision of our Founder, Nick Jones, and is led and championed by the Board and the leadership team. Our team, supported by our expert advisors (The Sustainability Group) reports to the Chief Operating Officer, and aims to ensure the Company’s ESG program has a positive impact on the environment, the lives of our members, and the wider communities in which we operate.

RESILIENCE THROUGH THE COVID-19 PANDEMIC

The COVID-19 pandemic has acted as a catalyst for a period of significant transformation across MCG and clearly demonstrated the resilience of our membership-led business model.

Despite the significant impact on our sales and profitability that the pandemic had in fiscal 2020 and continues to have in fiscal 2021, it has allowed us to accelerate changes within the business, both to focus even greater energy on improving our offer for members, and to drive sustainable efficiencies through a lower cost base. We accelerated our digital expansion and launched new membership types, Soho Friends and Soho HOME+, and we have further digital projects ready to launch in 2021.

In response to the pandemic, we made significant changes to lower our cost base in a structured way. We implemented an extensive staff restructuring program, through which we reduced the number of roles in our support office and reorganized the team structures at our sites. As a result, we expect our annual salaries and wage cost as a percentage of sales excluding membership to run at a lower percentage when we fully reopen. We have hired a new procurement team focused on delivering a program to reduce our indirect costs through initiatives such as vendor consolidation, renegotiation of existing contracts, as well as other cost reduction measures. We have also lowered our cost of sales on food and beverage through menu simplification as well as through better stock and waste procedures at our sites. We believe we will be able to maintain these lower cost ratios when our business levels return to pre-COVID-19 levels.

While the pandemic has allowed us to implement these changes at pace, it has adversely affected our near-term operating and financial results. As a result of the government-imposed lockdowns in many of the territories in which our properties are located, a majority of our sites have been forced to temporarily close or operate under restricted hours and with social distancing regulations in place throughout much of 2020 and into 2021. As a result of the forced closures and restricted hours, our In-House Revenues declined significantly. In addition, for paying members, we issued membership credits in fiscal 2020 and during fiscal 2021 equivalent to the face value of their membership for the period of time their local House was closed, that can be redeemed on Soho Home online as well as redeemed for food and beverage purchases (but not membership fees) once the Houses reopen.

In light of these forced closures for extended periods, we have seen a small increase in attrition among existing members, as well as an increase in the number of members freezing their memberships. Each Soho House member may request a temporary freeze to their membership on a six, nine or twelve month basis during which time the member will not be required to pay membership fees but will not have access to the Houses or any of our membership apps, and will not receive any communications from us. At the end of the freeze period the member will either resume their membership and continue paying membership fees, or their membership will be cancelled.

Our 25-year track record of membership growth and loyalty leads us to believe that these impacts are likely to be short term in nature. We note that through the course of 2020, and in spite of the pandemic, we saw further additions to our member waitlist, attesting to the continued desirability of our platform.

So, while COVID-19 has clearly been and continues to be a challenge in the near-term, we expect the ways in which we improved have our business benefit us in the medium- to long-term. We believe the pandemic has not only underlined the resilience of our business model and the significant and sustained attraction of our memberships, but it has also created a greater demand for curated memberships that can grow and thrive in a more deliberate environment.

OUR HISTORY

Our history

MCG is a leading global membership platform that brings together 27 Soho Houses, 9 Soho Work Clubs, The Ned in London, Scorpios Beach Club in Mykonos, and our interiors and lifestyle retail brand Soho Home. From the beginning and throughout our 25-year history, our members have always been at the heart of everything we do.

1995
40 Greek Street: Our first Club opened in London's Soho
1998
Babington House: A move to the country, and the launch of Cowshed Spa
2002
Electric House: Our second London Club in Notting Hill
2003
Soho House New York: the first House outside of the UK
2004
Cecconi's: Soho House took over one of London's most-loved Italian restaurants
2005
High Road House
Shoreditch House
Soho House Berlin: Our first European club
Soho Beach House Miami
Soho House Toronto
Soho Farmhouse: Set in 100 acres of Oxfordshire countryside, influenced by upstate New York cabin culture
Soho Works: Our first site in Shoreditch opens, offering dedicated space and resources for work
2010
Soho House West Hollywood: Our first House in LA opened, after a series of annual pop-ups
Little House Mayfair, London
2012
Soho House Chicago
2014
Soho House Istanbul
2015
Soho House 76 Dean Street: Our second club in London's Soho
Soho Home: The launch of our interiors collection, enabling members to bring the House home
Ludlow House: Or second New York House on the Lower East Side
2016
Soho House Barcelona
Launch of Cities Without Houses membership
2017
White City House: Our third club in West London, based in the former BBC headquarters
Soho House Amsterdam
2018
Little Beach House Barcelona: A small club with 17 bedrooms in the quiet fishing village of Garraf
Little Beach House Malibu: A small club with a stand-alone membership, established for the local creative community
The Ned: In the heart of the City of London, with ten restaurants, over 200 bedrooms and a members' club for professional people.
Kettner's: A new London club on the site of Kettner's restaurant – a historic Soho institution
DUMBO House: Our third New York club, with panoramic views of the East river and Manhattan
Soho House Mumbai: Our first club in Asia
Soho Warehouse: Our third West Coast House, in the Downtown LA arts district
2019
Soho House Hong Kong
Scorpios: Soho House take over the popular Mykonos beach club
Soho Works opens six new sites
Soho Roc House: A reimagining of the San Giorgio hotel, adjacent to Scorpios in Mykonos
2020
Launch of SOHO HOME+ membership
SOHO HOME+
Launch of Soho Friends membership
SOHO FRIENDS
180 House: Our ninth London club, overlooking the Thames at 180 Strand
Soho Beach House Canouan
2021
Soho House Austin
Soho House Tel Aviv
Soho House Paris
Soho House Rome
Soho House Brighton

OUR MEMBERSHIP OFFERINGS

SOHO HOUSE

MEMBERSHIP

Soho House was founded as a home for the world’s most creative people to come together, and our members are at the heart of everything we do. We currently have more than 113,500 Soho House members globally, who are actively engaged in the Soho House community. In addition to our active membership base, Soho House has a growing wait list of over 48,000 applicants. We do not view our wait list as a catalyst for growth, but rather as proof of the resilience of and demand for our core membership model, which provides insight into how we can further grow the business.

We offer two primary types of membership—Local House and Every House. Local House and Every House membership gives our members the choice to either join a single House in a particular city, or have access to all of our Houses worldwide. We also offer Under-27 Local or Under-27 Every House membership at a reduced rate for our members who are 27 or under in age (with this rate applicable through to their 30th birthday). Child membership is available at selected Houses for the children of current members who are under the age of 21.

The membership of each new House is carefully constructed by an initial founders’ committee of approximately 30 local influential creatives and innovators, tasked with finding the first 1,000-1,500 members in the local community. This is known as the ‘founders’ application period’. After the founders’ application period is complete, a new application page is launched online to receive further submissions from prospective members. Applicants require at least one recommendation (usually from an existing member), and must demonstrate that they share and embrace the Soho House ethos and way of living. Applicants then join our wait list to be reviewed on a periodic basis by our members’ committee.

Following the completion of the founders’ application period, we aim to increase the membership community of a new House to approximately 4,000–5,000 by year four or five, at which point a House is generally viewed as normalized, and member growth is slowed, while still remaining positive, as House operations are refined and members reduce frequency of use.

Our memberships are designed to be intentionally affordable, of compelling value, and to be coveted. The following table presents adult membership fee ranges as of January 3, 2021 for our regional segments:

Adult Membership Fee Ranges Local Currency	Annual		Under 27 Annual
	Local	Every	Local	Every
UK (£)	600-1,400	1,750	540-740	980
North America* ($)	1,380-2,220	3,400	840-1,110	1,700
Europe (€)	960-1600	1,910	480-790	960
Hong Kong (HKD)	22,660	22,840	11,330	14,420

*	excludes Little Beach House, Malibu

As we have opened new Houses, the supply of available memberships has grown, but demand has continued to outpace supply, and our wait list has continued to grow. Our wait list plays a critical role in bolstering the predictability over the long-term of our Membership Revenue. Our wait list refers to our list of applicants who have not yet been accepted but have applied since January 1, 2016. As some existing members reduce their frequency of use of a House over time, we are then able to offer membership to those on the wait list who are approved by the membership committee. Typically, applicants who are offered membership from our wait list accept. In addition, our wait list enables us to replace a departing member by offering membership to a new applicant. Our wait list also provides insights into demand, which allows us to plan future locations, including both new geographies and in-fill locations in existing cities.

Our Houses attract members from every walk of life, with members from “Generation Z” (21 years old and younger) and “Millennials” (22-to-37 year-olds) constituting the fastest-growing demographics. Of members who joined us in the past five years, 49% represented Generation Z and Millennials. Based on the increase in the amount of Under-27 members over the past five years, the average age of our membership is getting younger.

Global Membership Demographics by Membership Tenure

ENGAGEMENT

Our member events program is a key part of our membership, and we believe one of the first of its kind to be introduced when Soho House was created in 1995. From interviews and panel discussions, to workshops, dinners, performances and parties, the success of our programming underlines the importance of the experience economy, particularly to millennials. We believe our carefully curated programming is a key reason why the Soho House community places a high value on its membership.

We have created daily programming of member events and content. Across the business in 2020 we ran over 2,000 classes, events, screenings and pieces of digital content per month covering music, art, wellness, technology, work, film, fashion and food. During the COVID-19 lockdown period of 2020, we successfully pivoted to digital event programming on our member app (SH.APP) and website.

Prior to 2020, we held House Festival annually for nine consecutive years, a summer music festival for our members in London which is a celebration of Soho House’s music programming and our food and drink culture. The majority of tickets are reserved for members only, but we also sell hospitality tents to our partners. Each year, tickets have sold out within an hour of going on sale, and headliners have included Kylie Minogue, Lana Del Rey, Tinie Tempah and Mumford & Sons. House Festival has the potential to expand to other key Soho House cities.

IN-HOUSE OFFERING

Our Houses offer a wide array of amenities to our members. From curated food and beverage offerings to stylish hotel bedrooms worldwide, our House offerings provide our members with a variety of exclusive lifestyle experiences. Our Houses also offer a number of wellness focused amenities, including gyms fitted out with steam rooms, studio spaces and spa facilities. Most Houses also have rooftop pools, which have become one of the defining features of a Soho House. Community spaces also figure prominently in all of our Houses, which include screening rooms, dedicated lounge areas or outdoor terraces and gardens.

We are passionate about the quality of the food and drink in our Houses and restaurants. The food offering in each House is built around a menu that combines a consistent selection of favorites from our Houses around the world, as well as food inspired from that city—all using locally sourced ingredients.

In order to continually develop and refine the quality of our food and drink, we also operate regular training programs for chefs and bartenders. This ensures that our team is equipped to provide each member and guest with the consistent service that they have come to expect across all of our Houses and restaurants globally.

Our House Tonic program, led by our drinks team, creates a similarly consistent selection of signature Soho House cocktails, available in all of our Houses. New drinks trends (such as a recently increased appetite for low-alcohol and low-sugar cocktails) inform ongoing development of our menus, while still retaining House favorites—including our much-loved Soho Negroni, Soho Mule, Eastern Standard and Picante de la Casa.

Soho House’s 855 bedrooms around the world are an important part of our Houses. For the fiscal 2019, our average daily occupancy rate was 90% and the average room rate was $364. Our approach is to make them a comfortable yet stylish home away from home, with every detail considered—from the comfort of our beds and the optimum pressure of our showers, to the provision of essential amenities and convenient positioning of electrical outlets. At the same time as we launched Soho Friends membership at the end of 2020, we restricted access to our bedrooms to Soho House and Soho Friends members only.

Many Houses also offer spa and gym facilities and we are continuing to grow and develop our wellness concept through the development of Soho Health Clubs. Soho Health Clubs will offer unique socially-optimized wellness spaces for members to move their bodies, look after their health, and see to their essential grooming.

Over the past twelve months, we have introduced a number of digital solutions to improve our member experience including ‘House Pay’, our proprietary digital payment service, ‘House Guest’, our global guest check in service, as well as other room booking functionalities.

SOHO HOUSE DESIGN

Soho House Design is our in-house team responsible for all aesthetic elements of our physical spaces, from architecture to interior design, finishings and furniture. The vertical integration of the Soho House Design team within the business is a key advantage, as it provides cost efficiencies and the ability to own and control the design process of every House from start to finish.

We recognized the value of keeping our design work in-house early, leading to the creation of Soho House Design as a core business function in 2013. As a result of our consistent, high quality design in the Houses, members began to ask us to assist with design projects for their own properties—a service that Soho House Design now offers privately for a limited number of customers.

ART COLLECTION

Our art collection is one of the largest of its kind, showcasing emerging talent alongside museum-level artists. Our in-house art team builds collections for each new House that include works created by our culturally diverse network of member artists, with a focus on those local to the neighborhood. The collection is almost unique for being gender neutral and highly diverse. The collection is non-commercial and we work in partnership with creators by part-exchanging artwork for membership and credit for in-House consumption.

The collection sits between each of our 27 Houses, restaurants and Townhouses comprising over 5,500 works from artists including Hank Willis Thomas, Damien Hirst, Rashid Johnson, Tracey Emin, Yinka Shonibare, Eddie Peake, Elizabeth Peyton, Nan Goldin, Adrien Ghenie, Lee Kit, Bharti Kher, Jenny Holzer, Oscar Murillo, Lynette Yiadom-Boakye, Wolfgang Tillmans, Julian Opie, Jenny Saville, and Carsten Höller. We work hard to support our artists beyond acquisitions, with member events and art specific content. We have also started to loan to museums.

The future of the acquisitions program will see higher diversity quotas which correlate closely to the cultural make up of each new location. For instance, 50% of the collection at Soho House Austin will be acquired from artists that identify as black, indigenous or people of color (‘BIPOC’) and within that there will be a considered split between Latinx, African American and Asian American artists. Soho House Paris will house our first painting-only collection and Soho House Rome will feature a collection curated around the theme of saints and sinners.

CITIES WITHOUT HOUSES

Our Cities Without Houses (‘CWH’) membership was launched in 2017 to open up the Soho House community to people who live in cities around the world where we don’t yet have a physical House. CWH members are however able to access our existing Houses whenever they travel. As well as extending our brand awareness to cities where we do not currently have a physical presence, CWH membership gives us access to a pipeline of new, already engaged cities without significant development or marketing costs. As of January 3, 2021, the CWH program had 5,100 members.

CWH Fees—Local Currency	Annual	Under 27 Annual
North America ($)	2,630	1,330
Europe (€)	1,600	800

SOHO FRIENDS

Our ambition has always been for the majority of our customer base to be made up of members. With this in mind, we launched Soho Friends membership in November 2020 offering our members access to Soho House bedrooms, Soho Studio (social spaces for members to meet, eat and drink with up to three guests) and a unique and curated program of events and screenings. Our Soho Friends membership also offers additional benefits, such as 20% off at our public restaurants, all the benefits of SOHO HOME+ membership, and 15% off Cowshed products and treatments.

Priced at an annual rate of £100, Soho Friends membership has broadened the accessibility of the Soho House brand. The membership is aimed at existing guests and customers of our business—people who have visited our Houses as a guest of a member, visited our public restaurants, visited our public spas, or stayed in one of our bedrooms.

As of January 3, 2021, Soho Friends membership has attracted over 4,000 applications and we have accepted over 2,100 members. These applications were generated almost entirely by one email sent by Nick Jones to our UK Soho House member base at the start of November 2020.

SOHO WORKS

As international membership to Soho House grew, we saw that our members’ work patterns and styles had begun to shift away from the traditional nine-to-five. Instead, members were increasingly participating in the gig economy, building careers as entrepreneurs, freelancers, and small-business owners—with many of them looking for a place to connect, work and hold meetings. To meet this need, we launched Soho Works in Shoreditch, London in 2015, providing members with the space, programming, and resources to work alongside other like-minded individuals and companies. Today, Soho Works has nine sites across London, New York, and Los Angeles that draw on the same design principles and membership ethos as Soho House, but are purposed for work. This global community consists of both Soho House and non-Soho House members, with both a flexible (month-to-month) and commitment-based (three, six and 12 months) membership terms.

We offer four types of membership: (1) Lounge, a hot-desk membership that offers adaptable working and complete flexibility, (2) Desk, a fixed desk space to suit a member’s style of working with lockable storage, (3) Office, a private, standalone workspace for teams, and (4) Collective, a Group membership suitable for 15 people or more. Lounge, Desk, Office and Collective memberships vary by location and membership type. The vast majority of our Lounge members are currently House members as well.

Lounge Membership for Soho House Member—Local Currency	Monthly
North America ($)	250
UK (£)	150

Soho Works is designed to be both comfortable and functional with everything a business or individual needs to succeed, from lounge areas, meeting rooms and phone booths, to podcast and video conferencing equipment, private offices and ample event space. Our on-site membership teams facilitate member introductions to help like-minded members from around the world meet, collaborate, and grow their businesses together. From a programming standpoint, we offer a curated calendar of events that appeal to our diverse membership base, including talks, masterclasses, and wellness workshops. Most Soho Works sites are also equipped with a Loft, a residential-style event space that can be booked out for private hire.

SCORPIOS

Set in a cove on the southern tip of Mykonos, Scorpios beach club has a restaurant, terraces, daybeds, and a distinctive wellness offering. Built around a contemporary interpretation of the ancient Greek agora, Scorpios is a gathering place intended to galvanize the artistic, spiritual and social life of its community.

A short walk away from Scorpios is Soho Roc House, a 44-bedroom Soho House with its own membership, featuring a poolside veranda, an outdoor gym, restaurant and lounge areas.

THE NED

The Ned has created a new space in the City of London to meet, eat, drink and socialize. Made up of a 250-bedroom hotel, and ten restaurants, The Ned also has its own private members’ club—Ned’s Club. We operate The Ned under a management contract.

Set in the former headquarters of Midland Bank, the historic Grade-I listed building was designed by Sir Edwin ‘Ned’ Lutyens almost 100 years ago. Soho House was responsible for the original concept and design of The Ned and remains the operator of the entire site under a management contract. Inspiration for the interior design of The Ned came from the the faded glamour of a 1930s transatlantic ocean liner, with the design team trawling the bank’s archives to ensure that the building was reimagined sympathetically.

A membership is also offered to gain access to distinctive areas within The Ned property. The Ned’s Club is the membership offering and gives members access to the rooftop restaurants bar and pool, the basement level of lounges and The Vault bar inside the former safety deposit strongroom. Membership to Ned’s Club is aimed at a broader group of people than Soho House membership, but the concept of community is just as important. The Ned’s Club member event program covers business, food & drink, technology, art, music, film and fashion.

We believe that The Ned has helped to redefine the City of London’s place in the capital’s cultural landscape. It has created a loyal following, turning it into a seven-day-a-week destination that now also attracts international leisure visitors. Ned’s Club demonstrates that Soho House’s community, operations and membership model works no matter who the customer is, and that we have a model that can be successfully applied to other businesses. The aim is to open one to two Ned sites a year going forward. It is also currently in the plan to launch Ned Friends—a more accessible membership similar to Soho Friends, for frequent visitors and customers of The Ned.

SOHO HOME

Soho Home is a modern interiors brand crafted for relaxed and everyday living. Inspired by 25 years of Soho House Design heritage, the range is designed to mirror the look and feel of our Soho Houses around the world.

Made-to-order furniture sits alongside handwoven textiles, lighting and tableware. Traditional shapes are reinvented in new textures, creating welcoming living spaces. Whether it is the cup you use for your first coffee of the day, or the bed linen you slip into at night, Soho Home encapsulates the Soho House way of living.

Soho Home is available online through sohohome.com, as well as at several retail outlets including The Woodshed—a furniture showroom at Soho Farmhouse, opened in 2020. In 2021 we plan to open a central showroom and interior design studio in London’s Carnaby Street and New York’s Meatpacking district. Soho Home’s most popular pieces are also available for less at Bicester Village, Oxfordshire.

SOHO HOME+ is our membership business that was launched in 2020. As of January 3, 2021, there were over 1,800 SOHO HOME+ members. The annual £60 membership offers complimentary interior design advice from a Soho House interiors expert, 15% off full price purchases, plus free UK delivery, early access to seasonal sales, 20% off sale prices and concierge service on orders above £2,000. Soho House, Soho Friends and Cities Without Houses members automatically receive all SOHO HOME+ benefits as part of their existing membership.

COWSHED

Named after our first spa opened in the old cow shed at Babington House in 1998, Cowshed is our much-loved beauty therapy and spa brand. Our vision has always been to create spas and products that are honest, natural and true to our British heritage. We now have spas in Soho House locations everywhere from Berlin to Miami, London to New York, all with a relaxed, sociable atmosphere that’s become synonymous with Cowshed. Each spa offers a full range of treatments including manicures, pedicures, facials and massages.

Our award-winning products are made in England and use the very best organic and wildcrafted plant extracts and mood-boosting essential oils. All of our products are paraben-free, sulfate-free and contain no artificial fragrances and colors. We sell our products at each of our spas and Houses, as well as through a select global network of distributors and online retailers to allow our customers to relax and unwind wherever they are in the world.

STAND-ALONE PUBLIC RESTAURANTS & HOTELS

In addition to our membership concepts, we also operate stand-alone restaurants and hotels which are not directly tied to our membership offerings.

Originally opened by Enzo Cecconi in Mayfair, London, Cecconi’s serves pasta, pizza, seafood and northern Italian food in a relaxed dining setting—a concept that we have successfully rolled out internationally. In addition to London, there are now Cecconi’s restaurants in West Hollywood, Miami Beach, New York, Istanbul, Berlin, Amsterdam, Barcelona and Mumbai.

Our other public restaurants include Pizza East which has two locations in London, Dirty Burger in London and Chicago, and the Electric Diner in West London. In 2021, we plan to convert some of our other existing United Kingdom public restaurant sites into Soho Studios, a new space for Soho Friends and Soho House members, to further support our membership growth plans.

Our Townhouse brand has two sites in London with restaurants and bedrooms. Dean Street Townhouse has an all-day dining room in the heart of Soho, offering a menu of British classics. Above the restaurant, there are 39 bedrooms featuring emperor-sized beds, rainforest showers and freestanding bathtubs. Redchurch Townhouse is located in Shoreditch and includes 37 bedrooms and a Cecconi’s restaurant on the ground floor.

SHARED VALUES

We understand how important a brand’s values are to our members, our teams and our mission. For any brand, it is quite simply no longer good enough to talk the talk, but not walk the walk, when considering issues such as internal diversity, inclusivity and employee representation. We have made several recent pledges: to ensure 20% of our 70 most senior global roles (directors and above) are held by BIPOC leaders by the end of 2022. Also, we are committed to monitoring diversity data to ensure an inclusive employer brand and implementing skills and behavior-based assessments to take the bias out of the process. We have committed to publishing an annual diversity report that will summarize our progress in these areas - and we will act if and when we do not measure up. Our internal and external culture is also monitored closely: we require all members and our teams to sign a commitment to treat everyone with dignity and respect. We exercise a zero-tolerance policy on sexual harassment, discrimination and bullying. We also care deeply about the local communities where our Houses and clubs open; we understand the impact a Soho House can have on these areas, whether or not they are involved in the project or not. We are committed, therefore, to engage more closely with the wider communities on the ground and to support the areas around our Houses, be that through purchasing local produce or utilizing local expertise wherever possible.

HOUSE FOUNDATIONS

House Foundations is our social responsibility and sustainability program that represent the foundations of our House built on the following pillars:

•

Diversity and Inclusion: We are committed to building an inclusive culture and helping to make the creative industries more accessible. We value diversity and want our members and teams to be represented in places where everyone feels at home

•

Soho Sustainability: We have a responsibility to play our part in building a more sustainable world. We are in the early stages of an ambitious sustainability program, covering everything from where we source our food to how we build our Houses

•	Soho Mentorship: In partnership with Creative Mentor Network, Routes In and Creative Futures Collective, our mentoring program pairs members with young people pursuing creative careers

•	Soho Talent: We provide opportunities for creative people to gain funding and support to bring their endeavors to life across art, design, music, film, and food and drink

•	Soho Give: A foundation set up to support our chosen charitable initiatives, launching in mid-2021

•	Soho Apprenticeship: Apprenticeship programs for people living locally to our Houses will be launching in September 2021.

EMPLOYEES AND HUMAN CAPITAL RESOURCES

As of March 26, 2021, we employed 4,797 individuals including in our support offices of whom 654 are based at our support offices in London, New York and Los Angeles. None of our employees are currently covered by collective bargaining agreements or represented by labor unions.

Labor laws in the United Kingdom provide minimum standards regarding annual paid and unpaid leave, sick leave, maternity leave and other provisions regarding leave from work, severance pay, pension contributions and other terms of employment. The Group contributes to pension schemes (or similar type schemes) for its employees in the United Kingdom.

We are committed to a policy of recruitment, promotion and training on the basis of aptitude and ability. We have dedicated Diversity, Learning, and Inclusion teams across all four of our major regions of the Americas, United Kingdom, Europe, and Asia, and we offer a wide range of training and development programs. Training offered includes customer service and leadership courses to food tasting and cocktail training, first aid at work and health and safety courses. Diversity & Inclusion forms part of all training we conduct, as well as its own learning series designed for Senior Leadership to line staff level. We also operate dedicated Cook House and

House Tonic training programs for our chefs and bartenders to ensure that each customer receives consistent food and drink across all of our Houses and restaurants. We are committed to encouraging people development and retention, including by providing sponsorship so that employees can increase know-how and widen their skill bases by attending third-party training and courses. We also operate a group-wide program that rewards employees that go the extra mile.

We have built a robust pledge and commitment to Diversity & Inclusion across all our functions in areas of representation, recruitment, culture, education, community engagement, and accountability. Our mission statement and values set have also been rewritten to support these initiatives In our pledge we have committed to increasing the BIPOC representation in our leadership, as well as underrepresented functions like Design and Retail—and we are able to achieve this by extensive outreach to diverse organizations and networks in our recruitment initiatives. We have rolled out a global training series on anti-racism and allyship and we have built an internal diversity steering committee consisting of a mix of employees from all levels across the global business to hold our executives accountable for the delivery of this pledge. Our employee handbook reflects progressive policies regarding Parental Leave, Flexible Working, and Company Sick Pay. We have developed a performance driven culture with feedback platforms that allow for objective evaluations of our staff and development plans for their growth.

With a view to building a strong community within our workforce, we have implemented dedicated communication channels for employees, led by Facebook Workplace.

INTELLECTUAL PROPERTY

Our portfolio of brand offerings, including Soho House, Soho Works, Scorpios, The Ned, Cowshed, Soho House Design, Soho Home and Cecconi’s are very important to us. We rely on trademarks, copyrights, know-how and expertise, registered domain names, license agreements, intellectual property assignment agreements, confidentiality procedures and nondisclosure agreements to establish and protect our intellectual property and proprietary rights. We seek to protect our intellectual property and proprietary rights, including our proprietary technology, know-how and brand, by relying on a combination of federal, state, and common law rights in the US and other jurisdictions, as well as on contractual measures. As of February 11, 2021, we owned approximately 50 registered US trademarks, 33 pending US trademark applications, 431 registered non-US trademarks and 101 pending non-US trademark applications. As of February 11, 2021, we owned approximately 575 US and international registered domain names, including www.sohohouse.com.

While we seek to own or obtain the necessary rights to use the trademarks, service marks, trade names and other intellectual property relating to the operations of our group, we may not be successful in obtaining, maintaining, defending, protecting and enforcing such intellectual property rights. As a business we are proactive in registering trademarks in our brand and logos in new markets, such as in India, Australia and Asia, and protecting our existing portfolio against third-party infringements, misappropriation or other violations, including oppositions, with the aim of ensuring that our established goodwill and reputation are not damaged.

Our strategy for opening any operation is to register national trademarks early in the process of expanding into new territories to prevent third parties from trademark squatting and registering their own competing trademarks before us. However, the efforts we take and have taken to protect our intellectual property rights may not be sufficient or effective. For example, brand squatting is an issue for us, particularly in places such as South America and Asia. In China and Australia, the presence of pre-existing third-party rights holders with ‘Soho’ trademarks has made registering our ‘Soho House’ trademark a challenge. Where there are pre-existing third-party rights in a particular jurisdiction, we generally assess the risk associated with such rights and take steps to oppose or negotiate with the trademark owner as appropriate, to protect our family of brands from dilution and customer confusion. Additionally, third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us. Our trademarks have in the past and may in the future be opposed, contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing, misappropriating or otherwise violating them. To counter infringement or unauthorized use of our trademarks, we may deem it necessary to file infringement claims, which can be expensive and time consuming. For more information, see “Risk Factors—Risks Related to Our Business—Our intellectual property rights are valuable, and any failure to obtain, maintain, protect, defend and enforce our intellectual property, including due to ‘brand squatting,’ could have a negative impact on the value of our brand names and adversely affect our business.”

JOINT VENTURES, OPERATING AGREEMENTS AND PARTNERSHIP AGREEMENTS

We operate a number of our Houses and complementary businesses through joint venture, operating agreements and partnership agreements with third parties (See Note 4 and Note 5 to our audited consolidated financial statements included elsewhere in this prospectus). We continue to explore additional opportunities for joint venture investments as part of our growth strategy, as it limits our exposure and capital when creating a new property. In some locations, partnering with a local partner is necessary for the successful development and launch of a new House. As of January 3, 2021, three of our Houses and one of our Townhouses were owned through unconsolidated joint ventures.

We also operate some of our businesses through such arrangements, including The Ned London and our Houses in Mumbai and Istanbul, in which we have agreed to manage operations pursuant to management agreements.

OWNED AND LEASED PROPERTIES

As of January 3, 2021, we directly own two properties in the UK: Babington House in Somerset and High Road House in London. We also directly own one property in the US, Soho Beach House in Miami. We own a share of three properties: Soho House Barcelona; Ludlow House in New York; and the hotel rooms and restaurant at 56-60 Redchurch Street, London through our joint venture companies.

While we operate Soho House Istanbul and Soho House Mumbai, these properties are leased by our local partners and we have no real estate interests in these properties.

The rest of our properties are leased, which reflects our asset-light real estate model. The terms of our typical lease agreements are generally 20-25 years and provide for fixed rents, although certain of our leases provide for periodic rent increases (usually pursuant to a reference index). In addition to base rent, a small number of our leases provide for additional rent, which is based on lease specific definitions of revenues or profitability. Certain of our leases in the UK are protected by the provisions of the Landlord and Tenant Act of 1954, which provides us with certain automatic renewal rights (the exercise of which can be prevented if certain statutory grounds arise). We generally structure leases that are not protected by statutory renewal rights with options to renew after the expiration of the initial term.

Leases of some of our Houses also contain a profit-sharing arrangement which permits us to share in the proceeds of a sale or refinancing of the property by the landlord after certain profitability hurdles have been met. These arrangements reflect the uplift in property values that are driven by our operations and status as the tenant.

INFORMATION TECHNOLOGY, DATA PRIVACY AND CYBERSECURITY

Our corporate, financial, human resources and similar systems are fully integrated across our brands and provide a solid foundation for our business.

Our technology complements our global membership platform by enabling the digital spaces where our culturally diverse membership connects. We purpose-built our digital infrastructure to support our members’ experience—connecting our physical and digital spaces, and connecting our members with each other.

Our technology integrates seamlessly across our digital ecosystem, connecting members beyond our physical spaces. This seamless integration was especially important during the lockdown period of 2020, during which our member engagement quickly moved from our physical to our digital platforms.

We are always looking for new ways to improve the member experience through our technology platform. Over the past twelve months we have introduced ‘House Pay’, our proprietary digital payment service, ‘House Guest’, our global guest check in service, as well as other room and table booking functionalities. We have also expanded Soho Home offering on our website, and aim to expand our e-commerce offering further in the coming months.

We are also committed to protecting the security of member data and other PII. We undertake measures to protect our systems and the member data and other PII that our systems collect, store, share, transmit, disclose and otherwise process. We have developed policies and procedures designed to manage data security risks. We employ technical security defenses, monitor servers and systems, and use technical measures such as data encryption. We also use third parties to assist in our security practices as well as to prevent and detect fraud. We are subject to a number of stringent, complex and evolving federal, state and local data protection, privacy and security laws, rules, regulations, policies, industry standards and other legal obligations in the US and around the world. For more information, see “Risk Factors—Risks Related to our Technology and Data—A cybersecurity attack, ‘data breach’ or other security incident experienced by us or our third-party service providers may result in negative publicity, claims, investigations and litigation and adversely affect our results of operation and financial condition.”

We expect to continue to invest in technology capabilities to support, protect and drive our business.

COMPETITION

We believe that we are the only company to have pioneered and scaled a private membership platform with global presence, and our first-mover advantage has created a significant barrier to entry.

Though we face direct competition from other private members’ clubs that exist in proximity to our own Houses (as well as in numerous segments of the restaurant, hotel, co-working spaces, fitness and beauty care services and products industries), we believe that we do not have a direct competitor given the combination of different sectors in which we operate, combined with our geographical reach. Some membership clubs use a similar model, but we do not believe that they have been able to replicate our reach across the multiple cities, continents, and spaces in which we operate. In our view, there is a high barrier to entry, as to catch up with the size of our platform that would take significant time and investment.

We believe that these business sectors are each highly competitive. Primary competitive factors include name recognition, demographic considerations, effectiveness of public relations and brand recognition, level of service, convenience of location, quality of the property, pricing, product or service and range and quality of services and amenities offered.

We also compete with other restaurants, boutique hotels, co-working spaces, beauty care providers and retailers on a local level, as well as on a global level against certain larger chains with properties in the markets in which we operate.

INSURANCE

We maintain comprehensive insurance coverage for all of our Houses, restaurants and other businesses. Our insurance coverages across the world cover our assets and liability exposures. Our property insurance provides coverage against all risks of loss or damage, including business interruption, fire, windstorm, flood earthquake and terrorism. Our liability program provides for third-party and employers liability, workers’ compensation, product liability, directors and officers liability and cyber coverage for systems and data controlled by us. We do not have sufficient coverage to cover the entirety of potential losses from certain catastrophic events, including certain business interruption losses, such as those resulting from the COVID-19 pandemic. We will continue to maintain a sufficient suite of insurance policies, however the future availability of these policies in the market is not certain.

We believe our insurance policies alongside those maintained by third-party owners of our properties are appropriate for foreseeable losses which we may suffer and we believe these are on terms and conditions that are reasonable and are with solvent and highly rated insurance carriers.

We expect that being a public company will increase the cost of our insurance, in particular the expanded rules and regulations will make it more expensive to acquire director and officer liability insurance.

REGULATION

We are subject to numerous foreign, federal, state and local government laws and regulations, including those relating to the preparation and sale of food and beverages, building, zoning and environmental requirements, health and safety and fire codes, data privacy, protection and security and general business license and permit requirements, in the various jurisdictions in which we design, construct, manage, lease and/ or own properties. In addition, the retail nature of a portion of our business requires us to comply with laws and regulations concerning product safety and testing, as well as consumer rights. Our ability to develop new Houses and privately commissioned projects and to remodel, refurbish or add to our existing Houses is also dependent on obtaining permits from local authorities.

Regulations concerning the supply and sale of alcoholic beverages require us to apply to relevant local authorities for a license that must be renewed (usually on an annual basis) and which may be revoked or suspended for cause at any time. Applicable alcoholic beverage control regulations and licensing conditions apply to the supply of alcohol across our business, including in relation to the minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages.

We are also subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, hiring and firing, non-discrimination for disabilities and other individual characteristics, work permits and benefit offerings. Federal, state and provincial laws and regulations require certain registration, disclosure statements, compliance with specific standards of conduct and other practices with respect to issuance of memberships.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

We are committed to providing safe and healthy premises, that are compliant with environmental, health and safety regulations, for our members and customers to enjoy and our colleagues to work in. Our operations and properties are subject to extensive laws and regulations relating to environmental, health and safety requirements in the UK, the US and every other country and locality in which we operate. We have an internal team of safety professionals who support the business through providing advice and guidance on compliance and best practices, auditing and monitoring site conditions along with compliance with both our safety management system and legislative requirements, and updating our environmental, health and safety management systems in light of new or changes to existing environmental and health and safety laws and regulations.

Since the beginning of 2020, the COVID-19 pandemic has been at the forefront of our minds. Working alongside our operations and people teams, and in collaboration with public health teams globally, the safety team supported the successful re-opening of all our sites in accordance with the relevant local restrictions in force. This included introducing new physical measures to create safe spaces that reduce the risk of transmission

(screens, mask wearing, reduced capacities to increase distancing, enhanced ventilation and cleaning regimes and providing hand sanitizer throughout our spaces), training all our colleagues on the new measures to protect themselves and our guests, and creating a robust internal contact tracing system to rapidly identify and isolate any colleagues (or guests) who may have been exposed to a COVID-19 positive individual.

From time to time, our operations or products have resulted in, or may result in, non-compliance with, or liability pursuant to, environmental, health and safety laws or regulations. Historically, the costs of achieving and maintaining compliance with environmental laws and regulations have not been material. However, we cannot assure you that future costs and expenses required for us to comply with any new, or changes to existing, environmental, health and safety laws and regulations or new or discovered environmental conditions will not have a material adverse effect on our business, results of operations and financial condition.

FOOD SAFETY

We are passionate about producing high-quality, reasonably priced food and we work hard to ensure our dishes are simple and seasonal, using locally sourced ingredients that can be tracked from farm to fork. We are highly focused on food safety and carry out periodic internal and external audits of our Houses, restaurants and suppliers. We also conduct regular site inspections, provide food hygiene and allergen awareness training and review our practices and procedures on a regular basis. Our internal safety team work alongside our operational teams across all of our Houses and restaurants to allow our chefs and their teams to take center stage ensuring they have the support and guidance to produce food that makes people happy.

LEGAL PROCEEDINGS

From time to time we are subject to legal proceedings and claims that arise in the ordinary course of business. We do not believe that the outcome of any of those matters will have a significant adverse effect on our business, financial condition, results of operations or cash flows. However, the results of litigation and arbitration are inherently unpredictable and the possibility exists that the ultimate resolution of matters to which we are or could become subject could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

HOW DO WE FIND, DEVELOP AND OPEN OUR HOUSES?

Development opportunities at Soho House follow a ‘traffic light’ approval procedure from initial lead assessment to binding agreements and commencement of construction. As we approach any opportunity, a detailed feasibility exercise will be implemented by our in-house Development team in tandem with our board and shareholders as we seek to balance and align our objectives of curating Houses across the globe in keeping with our social responsibility and sustainability program that represent the foundations of each of our Houses across diversity, inclusion and sustainability.

RED ZONE – INITIAL ASSESSMENT (FOUR TO SIX WEEKS)

We maintain an active target list of cities with large creative communities for potential House expansion (for example, focusing on opportunities in our CWH locations). The strength of our brand provides a strong flow of unsolicited opportunities for sites, allowing us to operate with an efficient but scalable Development team and avoid finder’s fees or agent premiums. In addition to location, building characteristics and deal structure are other key screening criteria.

AMBER ZONE – SCHEME REFINEMENT & TERM SHEET NEGOTIATION (FOUR TO SIX WEEKS)

Our Soho House Design team and operations visit the potential site and develop a bespoke scheme which informs the financial projections and development budget. The scheme is refined to ensure a world-class members’

experience is paired with a strong and efficient back-of-house operation with sustainability being an ever increasing focus. A term sheet will then be negotiated and agreed.

GREEN ZONE – LEGAL AGREEMENTS & HANDOVER TO SOHO HOUSE DESIGN AND OPERATIONS (SIX TO 12 WEEKS)

The legal agreements will be negotiated with the support of our in-house legal, finance, development and commercial teams. After the signing of the agreements, the deal passes to the Soho House Design team to commence the design and construction process, and to operations and finance who will stay close to the project until opening and beyond. House openings can range from 18 months for small sites to 36 months for large sites that may need planning permissions.

SOHO HOUSES

UK

40 GREEK STREET

Opened in 1995, the original Soho House at 40 Greek Street occupies five Georgian townhouses in London’s Soho. The House has four floors of spaces for eating and drinking; including the Circle Bar, Drawing Room, House Kitchen, event spaces and two rooftop terraces.

BABINGTON HOUSE

A Georgian manor in the heart of Somerset, 30 minutes from Bath in the UK. Babington House is home to the original Cowshed spa and has indoor and outdoor pools, a gym, a walled Victorian kitchen garden, tennis courts, a croquet lawn and 33 bedrooms. Babington House reinvented the country house hotel, creating a relaxed home away from home for members who don’t want to leave their city comforts behind.

ELECTRIC HOUSE

Electric House on Notting Hill’s Portobello Road has a members’ space to eat, drink, work and relax. Next door, Electric Cinema—Soho House’s first public screening room—occupies one of the earliest purpose-built cinemas in London, originally opened in 1911. After eight years in the dark, the cinema was brought back to life in 1993, with armchairs, sofas and a food and drink menu that transformed the modern cinema experience.

HIGH ROAD HOUSE

Situated in Chiswick, in west London, a 20-minute drive from Heathrow airport, High Road House opened in 2006 with a restaurant, bar, lounge space, flexible event spaces, a public brasserie and 14 bedrooms.

The growth of Soho House is driven by members and High Road House was opened as a response to many 40 Greek Street members who had grown up, had families and moved out of central London in the decade since opening, and were telling us they wanted a local House.

SHOREDITCH HOUSE

Set in a former warehouse in east London, Shoreditch House has a rooftop pool and restaurant, a large bar, House Kitchen, a gym and spa. There are 26 bedrooms located within the House and three minutes away is Redchurch Townhouse, with a further 37 bedrooms and Cecconi’s restaurant that are open to the public.

Property prices in the area have increased dramatically since Shoreditch House opened, with Redchurch Street in particular undergoing an intense gentrification process, dubbed by local estate agents as ‘the Soho House effect’.

LITTLE HOUSE MAYFAIR

Located on a quiet corner in London’s Mayfair, Little House is a cozy space for eating, drinking and meeting, with four long–stay apartments above the main House.

Entering the gentleman’s club heartland of St James’s, Little House offers something different to the traditional Mayfair members’ club. The lounge area and bar are relaxed and comfortable, designed with local creatives in mind.

SOHO FARMHOUSE

Soho Farmhouse was designed to have everything you might want within 100 acres, just an hour from London. Home to an indoor and outdoor pool, a boating lake, restaurants, cinema, shopping, spa, gym, stables and tennis courts. Soho Farmhouse brought American country cabin culture to the UK, and the site was expanded in 2019 to accommodate the high demand from members.

SOHO HOUSE 76 DEAN STREET

Occupying a restored Georgian townhouse, our second House in London’s Soho includes seven bars, three club rooms, a House Kitchen, outdoor courtyard, terrace and 50-seat screening room. 76 Dean Street reinvented the club for a modern-day Soho.

WHITE CITY HOUSE

Occupying part of the former BBC Television Centre in White City, the House has a rooftop pool and terrace, gym with indoor pool, a cinema and 45 bedrooms. White City House not only gave young creatives of west London a place to meet and collaborate in, but also put the whole area back on the map as a major cultural hub in the city—shifting some of the focus from east London.

KETTNER’S

Originally opened in 1867, Kettner’s was one of the first French restaurants in London. Restored and reopened by Soho House at the beginning of 2018, it occupies seven Georgian townhouses contains 33 Art Nouveau-style bedrooms and a Grade II listed Jacobean Suite.

NORTH AMERICA & CARIBBEAN

SOHO HOUSE NEW YORK

Located in the Meatpacking District, with a rooftop pool, spaces for eating and drinking, the Vinyl Room, a Cowshed spa, screening room and 44 bedrooms. Soho House New York was the first House outside of the UK, marking the beginning of Soho House’s expansion around the world, it was featured in Sex And The City, The Simpsons and Saturday Night Live, securing its place in popular culture.

SOHO HOUSE WEST HOLLYWOOD

Set on LA’s Sunset Boulevard with a 14th-floor bar host to 360-degree views of Hollywood and beyond, a Nava restaurant, the Luckman bar and event space, screening room and valet parking. In 2015 The Hollywood Reporter named Soho House as the most important members’ club in Hollywood, where important movie deals and talent introductions are made. Since opening, both Soho House West Hollywood and Cecconi’s West Hollywood have been named in THR’s annual Power Lunch lists for industry insiders.

SOHO BEACH HOUSE MIAMI

The restored Art Deco building has two pools, a private beach, Cecconi’s restaurant, Cowshed spa, gym and 49 bedrooms. Since opening in 2010, Soho Beach House Miami has become a hub for the creative community in the city, particularly during the Art Basel international art fair. The House redefined hotel culture in South Beach, with cultural member event programming and a variety of member spaces.

SOHO HOUSE TORONTO

In a restored Georgian landmark that was one of Toronto’s first hotels, the House has two bars, a restaurant, roof terrace and library. After three years hosting pop-ups during the Toronto International Film Festival, Soho House Toronto opened in 2012. The House continues to be recognized as the epicenter of TIFF, where film industry leaders gather during the festival. The House frequently hosts events for future Oscar winners and nominees.

SOHO HOUSE CHICAGO

Filling a six-story former belt factory in the Fulton Market neighborhood the House has a gym, screening room, rooftop pool, The Allis restaurant, Chicken & Farm Shop restaurant, Fox Bar, Cowshed spa and 40 bedrooms.

When it opened, away from the traditional hotel hot spots of the city, Soho House put the West Loop and new Fulton Market neighborhood on the map.

LITTLE BEACH HOUSE MALIBU

A small, local House for the creative community in Malibu and the surrounding coastal areas, Little Beach House Malibu is right on the water, with terraces, a bar and restaurant.

The House has a stand-alone local membership and current Every House members can apply to add Malibu to their membership for an additional cost.

LUDLOW HOUSE, NEW YORK

The second House in New York occupies a former gold leaf factory, later a funeral home in the heart of the Lower East Side. The House has three bars, the Velvet Room, a screening room and Duckedup – a rooftop restaurant with a Cantonese-style menu. Ludlow House made New York the first US city with two Houses, each designed for its own neighborhood. Ludlow House is designed for the bohemian creative community of the

Lower East Side. The House is a space for creatives to meet, eat and drink, with member programming tailored around the area’s musical history. In 2021 an extension was added in an adjoining ground floor space, housing Lou’s kitchen and bar with an open kitchen and retractable roof.

DUMBO HOUSE, BROOKLYN NY

The third New York House– and first in Brooklyn—occupying the top two floors of DUMBO’s Empire Stores (above Cecconi’s). The House includes a club bar and restaurant, as well as an outside terrace and rooftop with a pool, all of which have views of the East River, downtown Manhattan and the Statue of Liberty. DUMBO House opened in a neighborhood in Brooklyn that had been, until recently, overlooked. The move has attracted a new local group of members who don’t spend as much time in Manhattan and naturally fit into the Soho House membership.

SOHO WAREHOUSE, DOWNTOWN LA

The third House in California, Soho Warehouse in Downtown Los Angeles began life as an industrial building and recording studio. The site is split into four different areas: a House Garden, Sitting Room, Drawing room and Club Bar. It also includes 48 bedrooms, ranging from Cozy to Large, which are designed like artists’ lofts as a nod to the building’s history, as well as a gym and roof top pool.

SOHO BEACH HOUSE CANOUAN

On the secluded island of Canouan, part of St Vincent and the Grenadines, recently opened Soho Beach House has 40 bedrooms and a gym.

EUROPE & ASIA

SOHO HOUSE BERLIN

In the Mitte district, the House has spaces to eat and drink, a rooftop pool, Cecconi’s, a screening room, Cowshed spa and The Store, plus 65 bedrooms, 20 serviced apartments and four lofts. Berlin is one of the most creative cities in the world and when Soho House Berlin opened in Mitte in 2010, there was nothing else like it in the city. The House changed the way the local creative community in Berlin operated, with a relaxed space to eat, drink and meet.

SOHO HOUSE ISTANBUL

Set in a restored 19th-century palazzo. with a screening room, Cowshed spa with hamam, gym, barbershop, The Allis and a Cecconi’s in the courtyard garden, plus 87 bedrooms. When Soho House Istanbul opened in 2015, it put the historical city on the creative map and the opening made headlines worldwide. The House is operated pursuant to an operating agreement with a local partner.

SOHO HOUSE BARCELONA

Located on the waterfront in the city’s Gothic Quarter, the House faces Port Vell marina and has a Cecconi’s restaurant, club spaces, Cowshed spa, gym, two pools—one of which is on the roof—a screening room and 56 bedrooms. Named the best new hotel in Barcelona by Condé Nast Traveler in 2017, Soho House Barcelona embraces local Catalan culture, from the design to the food and drink—a part of the expanding global Soho House network, that at the same time feels local.

LITTLE BEACH HOUSE BARCELONA

A 30-minute drive south from Soho House Barcelona, the beachfront property is situated on the bay of Garraf, near popular Sitges. Formerly a hotel built in the 1960s, the House has 17 bedrooms set directly on the beach.

SOHO HOUSE AMSTERDAM

Overlooking a canal in the city center, Soho House Amsterdam opened in summer 2018 with a floor of club space, rooftop pool, gym, screening room, library, Cowshed spa and 79 bedrooms. The basement has space to park nearly 100 bikes.

SOHO HOUSE MUMBAI

Set on Juhu Beach with a rooftop pool and bar, two floors of members’ spaces, screening room, gym, restaurant and 38 bedrooms. The House has interiors inspired by the local culture, with locally-sourced artwork and furniture and block-printed fabrics from Rajasthan.

SOHO HOUSE HONG KONG

Opened in 2019, Soho House Hong Kong is in Sheung Wan, set in a tower looking out over Victoria Harbour and the islands, with a club bar, Drawing Room, Pool Room, gym and event spaces.

SOHO ROC HOUSE, MYKONOS

On the Greek island of Mykonos, perched above a rocky stretch of Cycladic coastline with 44 bedrooms, a poolside veranda, an outdoor gym, restaurant and lounge areas a short walk away from Scorpios on Paraga beach.

MANAGEMENT

BOARD OF DIRECTORS AND EXECUTIVE

OFFICERS

Membership Collective Group Inc. is a newly incorporated entity. The following table sets forth information regarding certain individuals who are expected to serve as members of our Board and executive officers following the completion of this offering:

NAME	AGE	POSITION
Ronald Burkle	67	Executive Chairman and Director
Richard Caring	72	Director
Nick Jones	57	Chief Executive Officer and Director
Andrew Carnie	47	Group President
Humera Afzal	43	Chief Financial Officer

*	Independent director for purposes of NYSE corporate governance listing requirements.

The following are brief biographies describing the backgrounds of our members of our Board and executive officers.

BOARD OF DIRECTORS

RONALD BURKLE

Ron has been a member of the Soho House Board and the executive chairman since 2012. He founded The Yucaipa Companies in 1986 and is widely recognized as one of the most successful investors in the hospitality, retail, manufacturing and distribution sectors. He is a controlling stockholder of a number of businesses and a trustee of some key philanthropic organizations. We believe Ron is qualified to serve as a member of our Board due to his deep experience in the finance and hospitality industries.

RICHARD CARING

Richard has been a member of the Soho House Board since 2008. After starting out as one of the first fashion manufacturers to supply UK and US retailers from Hong Kong and China, he now holds diverse business interests in restaurants, hotels, private members’ clubs and property. He currently serves as chairman of The Ivy Collection Group, The Caprice Group, The Birley Group and The Bills Restaurant Group. We believe Richard is qualified to serve as a member of our Board due to his deep experience in the finance and hospitality industries.

NICK JONES

Nick is the founder and chief executive officer of Soho House and has been a member of the Soho House Board since its inception. He opened Cafe Boheme on Old Compton Street in 1992 in London’s Soho, and went on to open the first House, Greek Street, in the space above in 1995. Nick has overseen every step of the growth of Soho House. He was awarded an MBE in the Queen’s 2017 New Year’s Honours List. We believe Nick Jones is qualified to serve as a member of our Board as a long term founder of the business, his deep experience across all areas of the business including his membership and hospitality experience.

EXECUTIVE OFFICERS

ANDREW CARNIE

Andrew has served as Group President of Soho House since September 2020. He previously served as the Chief Commercial Officer of Soho House from June 2019 to September 2020. From November 2013 to April 2019, Andrew worked in various positions at Anthropologie Group, including as President from April 2018 to April 2019.

HUMERA AFZAL

Humera has served as the Chief Financial Officer of Soho House since December 2020. From February 2019 to December 2020, Humera served as the Director of Finance and then the Chief Financial Officer of Backed, a London-based venture capital fund. Prior to her time at Backed, Humera served as the Director of Deals Finance Consulting at PwC from September 2017 to January 2019, and as the Director of Innovations from December 2013 to July 2017

BOARD OF DIRECTORS

We believe our Board should be composed of a diverse group of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications and skills in the following areas are most important: accounting, finance, and capital structure; strategic planning and leadership of complex organizations; legal/regulatory and government affairs; personnel management; and board practices of other major corporations. We believe that all of our current board members possess the professional and personal qualifications necessary for service on our board, and have highlighted particularly noteworthy attributes for each board member in the individual biographies above.

CLASSIFIED BOARD OF DIRECTORS

Our Certificate of Incorporation will provide for our Board to be divided into three classes with members of each class serving staggered three-year terms.

Only one class of directors will be elected at each annual general meeting of stockholders, with directors in other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three classes as follows:

•	our Class I directors are Messrs. , and and their terms will expire at our annual general meeting in 2024;

•	our Class II directors are Messrs. , and and their terms will expire at our annual general meeting in 2025; and

•	our Class III directors are Messrs. , and and their terms will expire at our annual general meeting in 2026.

Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The classification of our Board may have the effect of delaying or preventing changes of control of our company.

CONTROLLED COMPANY

Following the completion of this offering, we will be a ‘controlled company’ under the rules of the NYSE because more than 50% of the combined voting power of our common stock will be held by the Voting Group. Additionally, pursuant to the Stockholders’ Agreement, the Voting Group, of which Yucaipa forms a part, will own            shares of Class B common stock representing approximately    % of the combined voting power of our common stock outstanding after this offering (or approximately    % of the combined voting power of our common stock if the underwriters exercise in full their option to purchase an additional            shares of Class A common stock) and will agree to vote with the other members of the Voting Group in favor of the election of Directors nominated by members of the Voting Group pursuant to the terms of the Stockholders’ Agreement. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” So long as the Voting Group owns a requisite percentage of our total outstanding common stock and the Stockholders’ Agreement remains in effect, the Voting Group will have the ability to nominate certain individuals to be included in the nominees recommended by our Board for election and to elect such individuals to our Board. Once the Voting Group owns less than 15% of our total outstanding common stock, all remaining shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock. See “Description of Capital Stock—Certificate of Incorporation and Bylaw Provisions—Board Vacancies.”

We intend to rely upon the ‘controlled company’ exception relating to the Board and committee independence requirements under the listing rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our Board consist of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. The ‘controlled company’ exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of the NYSE, which require that our audit committee have at least one independent director upon the listing of our Class A common stock on the NYSE, a majority of independent directors within 90 days following the effective date of the registration statement relating to this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

CORPORATE GOVERNANCE GUIDELINES

Our Board is responsible for overseeing the management of Membership Collective Group Inc. On                , our Board adopted the Governance Principles which sets forth our governance principles relating to, among other things:

•	director independence;

•	director qualifications and responsibilities;

•	board structure and meetings;

•	management succession; and

•	the performance evaluation of our Board and Chief Executive Officer.

Our Governance Principles are available in the Investor Relations section of our website at www.sohohouse.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

LIMITATION AND INDEMNIFICATION

Our Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Certificate of Incorporation also provides that, subject to limited exceptions, we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permits us to secure insurance on behalf of any current or former director or officer against any liability asserted against such person, whether or not we would have the power to indemnify such person against such liability under our Certificate of Incorporation or otherwise. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our Certificate of Incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

COMMITTEES OF OUR BOARD OF DIRECTORS

AUDIT COMMITTEE

The audit committee’s duties include, but are not limited to, assisting the Board with its oversight and monitoring responsibilities regarding:

•	the integrity of the company’s consolidated financial statements and financial and accounting processes;

•	compliance with the audit, internal accounting and internal controls requirements by the company and its subsidiaries;

•	the independent auditor’s qualifications, independence and performance;

•

the performance of the internal accounting and financial controls of the company and its subsidiaries (including monitoring and reporting by subsidiaries) and the function of the internal audit departments of the company and its subsidiaries;

•	the company’s legal and regulatory compliance and ethical standards; and

•

procedures to receive, retain and treat complaints regarding accounts; internal accounting controls or auditing matters and to receive confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Members of our audit committee also review the company’s financial disclosure and public filings.

Our audit committee is comprised of Messrs.                , and                , and                .                is the chair of the audit committee. We believe that                will qualify as an independent director according to the rules and regulations of the SEC and the listing rules of the NYSE with respect to audit committee membership. Not later than 90 days following the effectiveness of the registration statement, a majority of the members of the audit committee will be independent. Not later than the first anniversary of the effectiveness of the registration statement, all members of the audit committee will be independent.

We also believe that                qualifies as an ‘audit committee financial expert,’ as such term is defined in the rules and regulations of the SEC. Our Board has approved a written charter under which the audit committee will operate. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our audit committee will be available on our principal corporate website at www.sohohouse.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

We have established a nominating and corporate governance committee charter which provides that the purposes of the nominating and corporate governance committee are to:

•

identify, evaluate and recommend individuals qualified to become members of Board or the boards of directors of material operating subsidiaries of the company (each, a ‘Subsidiary Board’), consistent with criteria approved by our Board or Subsidiary Boards, as applicable;

•

select, or recommend that our Board or any Subsidiary Board select, the director nominees to stand for election at each annual general meeting of stockholders of the company or any subsidiary or to fill vacancies on our Board or any Subsidiary Board, as applicable;

•	develop and recommend to our Board a set of corporate governance guidelines applicable to the company and its subsidiaries; and

•	oversee the annual performance evaluation of our Board and the Subsidiary Boards and each of their respective committees and management.

The nominating and corporate governance committee also recommends directors eligible to serve on all committees of our Board and committees of the Subsidiary Boards, as applicable. The nominating and corporate governance committee also reviews and evaluates all stockholder director nominees.

Our nominating and corporate governance committee is comprised of Messrs.                ,                and is the chair of the nominating and corporate governance committee.

Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our nominating and corporate governance committee will be available on our principal corporate website at www.sohohouse.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

COMPENSATION COMMITTEE

We have established a compensation committee which provides that the purposes of the compensation committee are generally to:

•	review and approve annually corporate goals and objectives, including financial and other performance targets, relevant to chief executive officer and executive officer compensation;

•

review and approve annually corporate goals and objectives, including financial and other performance targets, relevant to compensation paid to the other executive officers and key employees of the company and its subsidiaries;

•

review, approve and, when necessary, make recommendations to the Board regarding the company’s compensation plans, including with respect to incentive compensation plans and share-based plans, policies and programs;

•

review and administer the company’s share incentive plans and any other share-based plan and any incentive-based plan of the company and its subsidiaries, including approving grants and/or awards of restricted stock, stock options and other forms of equity-based compensation under any such plans to executive officers;

•

review and approve, for the chief executive officer and other executive officers of the company, when and if appropriate, employment agreements, severance agreements, consulting agreements and change in control or termination agreements;

•	prepare the compensation committee report required to be included in an annual report or proxy statement, as required by applicable SEC and NYSE rules;

•	review periodically the company’s compensation plans, policies and programs to assess whether such policies encourage excessive or inappropriate risk-taking or earnings manipulation;

•

review the results of any advisory stockholder votes on executive compensation and consider whether to recommend adjustments to the company’s executive compensation policies and practices as a result of such vote; and

•	monitor compliance with stock ownership guidelines for the chief executive officer and other executive officers of the company.

Our compensation committee is comprised of Messrs.                ,                and                 is the chair of the compensation committee.

Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our compensation committee will be available on our principal corporate website at www.sohohouse.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

DIRECTOR INDEPENDENCE

To qualify as ‘independent’ under NYSE listing standards and the rules and regulations of the SEC and the Sarbanes-Oxley Act, a director must meet objective criteria set forth in NYSE listing standards, and the Board must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) that would interfere with his or her exercise of independent judgment in carrying out his or her responsibilities as a director. The NYSE independence criteria include that the director must not be our employee and must not have engaged in various types of business dealings with us.

The Board will review all direct and indirect business relationships between each director (including his or her immediate family) and us, as well as each director’s relationships with charitable organizations, to assess director independence as defined in the listing standards of the NYSE. The Board is in the process of reviewing the independence of our directors using the independence standards of the NYSE. Currently, we anticipate that the Board will determine that each of Messrs.                and            are independent under the rules of the SEC, the Sarbanes-Oxley Act and the NYSE.

COMPENSATION COMMITTEE INTERLOCKS

AND INSIDER PARTICIPATION

None of the members of the compensation committee who presently serve, or in the past year have served, on the compensation committee has interlocking relationships as defined by the SEC or had any relationships with us which would require disclosure under the SEC rules relating to certain relationships and related party transactions.

CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of ethics will be available on our principal corporate website at www.sohohouse.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

COMMUNICATION WITH THE BOARD

Any stockholder or other interested party who desires to contact any member of the Board (or our Board as a group) may do so in writing to the following address:

Membership Collective Group Inc.

515 W. 20th Street

New York, New York 10011

Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication.

EXECUTIVE AND DIRECTOR COMPENSATION

2020 SUMMARY COMPENSATION TABLE

The following table sets forth the annual base salary and other compensation paid to each of our named executive officers for fiscal 2020:

Name and Position(1)	Year	Salary	Share Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Nick Jones	2020	$	—	—	—		$(2)	$
Chief Executive Officer

Andrew Carnie Group President	2020	$	—	—	—		$(3)	$

Humera Afzal	2020	$	—	—	—		$(4)	$
Chief Financial Officer

(1)	Amounts reported in this table are converted from British pounds to US dollars based on an exchange rate of £1 : $ as of January 3, 2021.
(2)	The amount reported for Mr. Jones includes .
(3)	The amount reported for Mr. Carnie includes .
(4)	The amount reported for Ms. Afzal includes .

EMPLOYMENT AGREEMENTS

NICK JONES

The Company entered into an employment agreement with Mr. Jones, the Company’s founder and one of our principal stockholders, on January 13, 2012. The terms of the employment agreement provide for the employment of Mr. Jones as Chief Executive Officer at a base salary of £             per year, subject to annual increases of up to 10% at the discretion of the Board, and payment into a personal pension of a sum equal to 5% of Mr. Jones’ annual salary. In addition, pursuant to the employment agreement, Mr. Jones is entitled to participate in a bonus scheme, the award of which will be subject to the rules of the applicable bonus scheme. No bonus scheme has been approved or implemented by the Company and no bonus has been paid to Mr. Jones. The employment agreement may be terminated upon 12 months’ written notice from either the Company or Mr. Jones.

ANDREW CARNIE

The Company entered into an employment agreement with Mr. Carnie on                 . The employment agreement provides for the employment of Mr. Carnie as Group President at a base salary of £             per year, and participation in the Company’s enhanced pension scheme or cash allowance (paid net) in lieu of any pension contributions. In addition, Mr. Carnie is entitled to participate in the Company’s bonus scheme and will receive share-based compensation. Under the terms of Mr. Carnie’s existing employment agreement, in the event he is terminated by the Company other than as a result of a violation of Company policy or gross misconduct, then Mr. Carnie is entitled to a severance benefit equal to six-months of base salary and continued health and dental coverage for a six-month period. In addition, Mr. Carnie is eligible for a severance benefit of nine-months of base salary and nine-months of continued health and dental coverage if a change in control of the Company occurs and the new majority stockholder of the Company replaces Mr. Carnie as Group President within 12 months following the change in control.

HUMERA AFZAL

The Company entered into an employment agreement with Ms. Afzal on December 1, 2020. The employment agreement provides for the employment of Ms. Afzal as Chief Financial Officer at a base salary of £             per year, and participation in the Company’s pension scheme. In addition, Ms. Afzal is entitled to participate in the Company’s bonus scheme and will receive share-based compensation. Under the terms of Ms. Afzal’s existing employment agreement, her employment may be terminated by the Company by giving three months’ notice.

OUTSTANDING EQUITY AWARDS AT 2020 FISCAL YEAR-END

PENSION PLAN

Employees, including each of our named executive officers, participate in a statutory pension scheme, which provides for Company contributions ranging from of base salary. Participants are always vested in their contributions to the plan. Under the terms of the pension scheme, participants receive benefits following the attainment of a statutory retirement age. No amounts have been set aside or accrued by the Company to provide pension, retirement or similar benefits.

2021 EQUITY AND INCENTIVE PLAN

In connection with this offering, we intend to adopt the Membership Collective Group Inc. 2021 Equity and Incentive Plan, which we refer to as the 2021 Incentive Plan. The purposes of the 2021 Incentive Plan are to align the interests of our stockholders and those eligible for awards, to retain officers, directors, employees, and other service providers, and to encourage them to act in our long-term best interests. Our 2021 Incentive Plan provides for the grant of incentive share options, within the meaning of the US Internal Revenue Code Section 422, nonqualified share options, share appreciation rights, restricted shares, restricted share units, other share awards and performance awards. Officers, directors, employees, consultants, agents and independent contractors who provide services to us or to any subsidiary of ours are eligible to receive such awards. The material terms of the 2021 Incentive Plan are expected to be as follows:

•

Shares Subject to the Plan. Subject to the adjustment provisions set forth in the 2021 Incentive Plan, the maximum aggregate number of shares that may be issued under the 2021 Incentive Plan is            shares of common stock. To the extent an award granted under the 2021 Incentive Plan (other than any substitute award) expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the shares subject to such award will become available for future grant or sale under the 2021 Incentive Plan. In addition, to the extent shares are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of any award (other than any substitute award) or to pay the exercise price of a share option, such shares will become available for future grant or sale under the 2021 Incentive Plan.

•

Plan Administration. The compensation committee of our Board will administer the 2021 Incentive Plan. Our Board has the authority to amend and modify the plan, subject to any stockholder approval required by law or stock exchange rules. Subject to the terms of the 2021 Incentive Plan, our compensation committee will have the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to grants made under the 2021 Incentive Plan. The compensation committee also will have the authority, subject to the terms of the 2021 Incentive Plan, to construe and interpret the 2021 Incentive Plan and awards, and amend outstanding awards at any time.

•

Share Options and Share Appreciation Rights. Our compensation committee may grant incentive share options, nonqualified share options, and share appreciation rights under the 2021 Incentive Plan, provided that incentive share options are granted only to employees. The exercise price of share options and share appreciation rights under the 2021 Incentive Plan will be fixed by the compensation committee, but must equal at least 100% of the fair market value of a share of common stock on the date of grant. The term of an option or share appreciation right may not exceed ten years; provided, however, that an incentive share option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of a share of common stock on the grant date. Subject to the provisions of the 2021 Incentive Plan, the compensation committee will determine the remaining terms of the options and share appreciation rights (e.g., vesting). Upon a participant’s termination of service, the participant may exercise his or her option or share appreciation right, to the extent vested (unless the compensation committee permits otherwise), as specified in the award agreement. The 2021 Incentive Plan expressly reserves the right of the compensation committee, without the approval of the Company’s stockholders, to approve a repricing of share options and share appreciation rights when it deems appropriate.

•

Share Awards. Our compensation committee will decide at the time of grant whether an award will be in the form of restricted shares, restricted share units, or another share award. The compensation committee will determine the number of shares subject to the award, vesting, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted shares will have voting rights and be entitled to receive dividends with respect to his or her restricted shares, provided that any dividends paid with respect to performance-based restricted shares will be subject to the same vesting conditions as the underlying restricted shares. The recipient of restricted share units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents, provided that any dividend equivalents paid with respect to performance-based restricted share units will be subject to the same vesting conditions as the underlying restricted share units.

•

Performance Awards. Our compensation committee will determine the value of any performance award, the vesting and nature of the performance measures, and whether the award is denominated or settled in cash or in shares of our common shares. The performance goals applicable to a particular award will be determined by our compensation committee at the time of grant.

•

Dividends and Dividend Equivalents. Our compensation committee may provide that holders of awards will be entitled to dividends or dividend equivalents, on such terms and conditions as may be determined by our compensation committee in its sole discretion; provided that no dividend equivalents will be payable with respect to outstanding (i) share options or share appreciation rights or (ii) unearned performance-based restricted shares, performance-based restricted share units or performance awards (although dividend equivalents may be accumulated in respect of unearned awards and paid after such awards are earned).

•

Transferability of Awards. The 2021 Incentive Plan does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and options may be exercised, during the lifetime of the participant, only by the participant. However, an award agreement may permit a participant to assign an award to a family member by gift or pursuant to a domestic relations order, or to a trust, family limited partnership or similar entity established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

•

Certain Adjustments. If any change is made in our common stock subject to the 2021 Incentive Plan, or subject to any award agreement under the 2021 Incentive Plan, without the receipt of consideration by us, such as through a share split, share dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

•

Change in Control. Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the 2021 Incentive Plan), our Board may, in its discretion, determine whether some or all outstanding options and share appreciation rights will become exercisable in full or in part, whether the restriction period or performance period applicable to some or all outstanding awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our Board may further require that shares of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder and be immediately cancelled by us in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares.

•

Plan Termination and Amendment. Our Board has the authority to amend, suspend, or terminate the 2021 Incentive Plan, subject to any requirement of stockholder approval required by law or stock exchange rules. Our 2021 Incentive Plan will terminate on the ten-year anniversary of its approval by our Board, unless we terminate it earlier.

•

New Plan Benefits. The compensation committee has the discretion to grant awards under the 2021 Incentive Plan and therefore it is not possible at the time of filing of this prospectus to determine future awards that will be received by our named executive officers or others under the 2021 Incentive Plan.

DIRECTOR COMPENSATION

In connection with this offering, we anticipate establishing a non-employee director compensation program with an initial annual value of $200,000 to be payable 40% in cash and 60% in equity. In addition, we expect that the members of our board committees will receive an additional retainer of $15,000, with the audit committee chair and audit committee members receiving an additional retainer of $25,000 and $20,000, respectively. None of Messrs. Jones, Burkle or Caring will receive additional compensation for their service on the Board or any committee thereof. Members of our Board did not receive compensation for their service on our Board during 2020.

CERTAIN RELATIONSHIPS AND

RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and transactions that exist or have existed or that we have entered into with our directors, executive officers, or stockholders who are known to us to beneficially own more than five percent of our voting securities and their affiliates and immediate family members.

RELATED PARTY TRANSACTION POLICY

We have established a written related party transaction policy that provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee, stockholders known to us to beneficially own 5% or more of our voting securities or any affiliates and immediate family members of the foregoing. Any such related party transactions shall require advance approval by a majority of our independent directors or by our audit committee.

RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH OUR OWNERS AND DIRECTORS

Through Soho Works (LA), LLC, we are a party to a property lease agreement as of December 27, 2018 for 9100-9110 West Sunset Boulevard, LA, California with The Yucaipa Companies LLC, an affiliate of our Sponsor. This lease runs for a term of 15 years until December 31, 2033, with options to extend for two additional five-year terms. The operating lease asset and liability associated with this lease are $12 million and $17 million as of January 3, 2021, respectively, and $14 million and $17 million as of December 29, 2019, respectively. Rent expense associated with this lease totaled $3 million, $2 million and $2 million during the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Through Soho-Ludlow Tenant LLC, we are a party to a property lease agreement dated May 3, 2019 for 137 Ludlow Street, New York with Ludlow 137 Holdings LLC, an affiliate of our Sponsor. This lease runs for a term of 22 years until April 20, 2041, with options to extend for three additional five-year terms. The operating lease asset and liability associated with this lease are $9 million and $15 million as of January 3, 2021, respectively, and $10 million and $11 million as of December 29, 2019, respectively. Rent expense associated with this lease totaled $1 million and $1 million during the fiscal years ended January 3, 2021 and December 29, 2019, respectively.

Through Little House West Hollywood, LLC, we are a party to a property lease agreement dated February 19, 2021 for 8465 Hollywood Drive, West Hollywood, California with GHWHI, LLC, an affiliate of one of our owners. This lease runs for a term of 15 years from October 16, 2021, with options to extend for two additional five-year terms. The annual rent is determined by reference to the total acquisition and development cost of the property, which is borne entirely by the lessor, and based on the project budget the starting rent is anticipated to be $4,932,738 per annum.

Since 2018, from time to time Soho House Design has provided design services to certain of our owners and directors in the ordinary course and at market rates in a total amount of $5,637,000.

Certain of our owners had previously provided the Company with £19 million ($24 million) in aggregate principal amount of unsecured, non-interest bearing stockholder loan notes. These loan notes were extinguished in May 2020 by virtue of an issuance of shares in the Company to certain of the owners.

SOHO RESTAURANTS—MANAGEMENT SERVICES ARRANGEMENTS

Soho House Limited provides certain management services to Quentin Partners Limited at cost. This arrangement enables Quentin Partners Limited to provide management services to Soho Restaurants Limited, a casual fast-dining business that previously formed part of the Soho House group but which was spun-out in December 2017. A number of the ultimate owners in the Company are also owners of Quentin Partners Limited, which in turn owns 100% of Soho Restaurants Limited.

SOHO RESTAURANTS LOAN NOTES

Between March 20, 2015 and October 7, 2019 Soho Restaurants Limited issued to Soho House UK Limited and Soho House Limited unsecured interest bearing loan notes with aggregate principal amounts of £9.2 million ($12.6 million) to fund working capital. These were assigned to Quentin Partners Limited and extinguished on August 18, 2020 meaning the full amount of the loan notes and other balances due from Soho Restaurants Limited were no longer recoverable; as a result, these amounts have been written off, and the Company recognized a charge of $10 million, which is included in other, net in the consolidated statements of operations in fiscal 2019. The remaining amount had been written off in fiscal 2017.

Soho Restaurants Limited (or an affiliate of Soho Restaurants Limited) issued to Soho House UK Limited (i) in September 2020, £1.8 million ($2.5 million) in aggregate principal amount of unsecured interest bearing loan notes, (ii) in October 2020, £400,000 ($546,000) in aggregate principal amount of unsecured interest bearing loan notes, and (iii) in December 2020, £400,000 ($546,000) in aggregate principal amount of unsecured interest bearing loan notes (together, the ‘Soho Restaurants Loan Notes’) to fund working capital. Interest accrues at 8% per annum under each of the Soho Restaurants Loan Notes. The Soho Restaurants Loan Notes constitute unsecured obligations and the rights of the noteholders under such Soho Restaurants Loan Notes are subordinated to any secured senior indebtedness of Soho Restaurants Limited. The Soho Restaurants Loan Notes do not have a stated maturity date; however, the Soho Restaurants Loan Notes become due and payable, in part or in whole, at any time at the option of the holder or Soho Restaurants Limited. If Soho Restaurants Limited or its affiliate, as applicable, fails to pay any amounts due and payable on the Soho Restaurants Loan Notes when they become due, Soho Restaurants Limited or its affiliate, as applicable, shall pay to the holder default interest at a rate of 3.00% per annum on such overdue amount. The Soho Restaurants Loan Notes are currently outstanding. The Company expects these to be recoverable.

SOHO RESTAURANTS LEASE GUARANTEES

Through certain of our subsidiaries, we guarantee the obligations of Soho Restaurants Limited (and its subsidiaries) under 8 property leases (the ‘Soho Restaurants Leases’) to which Soho Restaurants Limited (or its subsidiaries) are party (the ‘Soho Restaurants Guarantees’). The Soho Restaurants Guarantees are historical lease guarantees that have remained in place following the spin out of Soho Restaurants Limited from the Soho House group in December 2017. The lease guarantees of the Soho Restaurants Leases are all full lease term guarantees. In the event that Soho Restaurants Limited (or its subsidiaries) fails to make any required rental or other payments under any of the Soho Restaurants Leases, the Soho Restaurants Guarantees provide that we shall become obligated to make such required payments. The principal terms of each of the Soho Restaurants Leases are described in the table below:

Property	Lessor	Lessee	Guarantor(s)	Aggregate payments due on lease in fiscal 2020	Term of Lease

Dirty Burger

Arch 54 South Lambeth Road, Vauxhall, London	Network Rail Infrastructure Limited	Dirty Burger Limited	Soho House UK Limited	£39,726	August 5, 2013 to August 4, 2023

27a Mile End Road, Whitechapel, London	Interstate Financial Ventures SA	Dirty Burger Limited	SHG Acquisition (UK) Limited	£59,409	November 22, 2013 to November 21, 2028

Tea Building, Shoreditch, London	Derwent Valley London Limited	Dirty Burger Limited	Soho House Limited	£8,450	April 27, 2015 to March 24, 2031
17 Exmouth Market, London	The Honourable Charlotte Anne Townshend & James Reginald Townshend and Ilchester Trustee Company Limited	Dirty Burger Limited	SHG Acquisition (UK) Limited	£78,349	November 20, 2015 to November 19, 2030

Chicken Shop

128 Allitsen Road, St John’s Wood, London	Manatee Properties Limited	Chicken Shops Galore Limited	Soho House UK Limited	£78,290	November 25, 2015 to November 24, 2035

46 The Broadway, Crouch End, London	Longmill Management Co Ltd	Chicken Shops Galore Limited	SHG Acquisition (UK) Limited	£47,269	October 21, 2015 to October 20, 2030

Piano House, Brixton, London	TCN (Brixton) Limited	Chicken Shops Galore Limited	Soho House UK Limited	£158,080	June 27, 2016 to June 26, 2036

7A Chestnut Grove, Balham, London	Raj Thaker	Chicken Shops Galore Limited	Soho House UK Limited	£47,085	July 27, 2006 to July 26, 2022 (extended to March 22, 2035)

As of the date of this prospectus, we have not made any guarantee payments nor have we become obligated to make any payments pursuant to any Soho Restaurants Guarantee.

In 2021 we plan to convert some of our other existing Soho Restaurants Limited sites into Soho Studios, a new space for Soho Friends and Soho House members, to further support our membership growth plans.

CONSULTANCY ARRANGEMENTS

The Company has previously engaged the consultancy services of Sevengage Limited in respect of the procurement of artists and entertainment services for ‘House Festival’, an annual Soho House event. Sevengage Limited is run by a family member of one of our owners. Since January 1, 2018, payments made to Sevengage Limited in respect of this consultancy arrangement have totaled approximately £123,487 ($168,720).

THE NED

On September 25, 2014, through Soho House-Sydell LLP (the ‘LLP’), we entered into a hotel management agreement to operate The Ned Hotel in London in return for a fee. Pursuant to a separate limited liability partnership agreement dated September 25, 2014 in relation to Poultry Ownership LLP, the Company is also a member of Poultry Ownership LLP, in connection with which it is entitled (once minimum IRR hurdles have been achieved) to a share in the upside brought about by the increased property value driven by the operations. Our Chairman, Mr. Burkle has a beneficial interest in the LLP and Poultry Ownership LLP through various affiliated companies. Total payments to us in respect of these management fees was $866,000 for fiscal 2020, $2,759,000 for fiscal 2019 and $2,754,000 for fiscal 2018.

ISSUANCE OF CLASS B COMMON STOCK IN CONNECTION WITH THIS OFFERING

Our business is conducted through Soho House Holdings Limited and its subsidiaries. In connection with, we have formed Membership Collective Group Inc., a Delaware corporation and the issuer of the shares of Class A common stock offered hereby. Immediately prior to the consummation of this offering, certain existing stockholders of Soho House Holdings Limited consisting of the Voting Group Members will exchange their equity interests in Soho House Holdings Limited for a number of shares of Class B common stock of Membership Collective Group Inc. having an equivalent value to such equity interests. Certain other existing stockholders of Soho House Holdings Limited who are not members of the Voting Group will exchange their equity interests for a number of shares of Class A common stock of Membership Collective Group Inc. having an equivalent value to such equity interests. The shares of Class B common stock of Membership Collective Group Inc. have the same rights to dividends and distributions, whether in cash or stock, as the shares of Class A common stock, but entitle the holder of shares of Class B common stock to ten votes per share on matters presented to the stockholders of Membership Collective Group Inc. See “Description of Capital Stock.” Pursuant to our Certificate of Incorporation, each holder of our Class B common stock shall have the right to convert its shares of Class B common stock into shares of Class A common stock on a one-for-one basis.

Upon completion of this offering:

•

the investors in this offering will collectively own            shares of Class A common stock (or                shares of Class A common stock if the underwriters exercise in full their option to purchase an additional                shares of Class A common stock), representing    % of the combined voting power in Membership Collective Group Inc. (or    % if the underwriters exercise in full their option to purchase an additional                shares of Class A common stock); and

•

the Voting Group will collectively hold                shares of Class B common stock, representing    % of the combined voting power in Membership Collective Group Inc. (or    % if the underwriters exercise in full their option to purchase an additional                shares of Class A common stock).

•

Once the Voting Group owns less than 15% of our total outstanding shares of common stock, all remaining shares of Class B common stock will convert on a one-for-one basis into shares of Class A common stock automatically.

STOCKHOLDERS’ AGREEMENT

Concurrently with the consummation of this offering, the members of the Voting Group will enter into a Stockholders’ Agreement pursuant to which the Voting Group will agree to vote together as a group so long as the Voting Group owns a requisite percentage of our total outstanding share of common stock. Immediately following the consummation of this offering, the Voting Group will hold all of our issued and outstanding shares of Class B common stock representing approximately    % of the combined voting power of our common stock (or approximately    % if the underwriters exercise in full their option to purchase an additional                shares of Class A common stock). See “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders’ Agreement.”

Pursuant to this Stockholders’ Agreement, the Voting Group will be entitled upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our Board for election to our Board so long as the Voting Group owns a requisite percentage of our total outstanding shares of common stock. Following the consummation of this offering, the Voting Group will be entitled to designate individuals for nomination for election to our Board as follows:

•	so long as the Voting Group owns at least 35% of our total outstanding shares of common stock, it will be entitled to designate nine directors for nomination;

•	so long as the Voting Group owns less than 35% but at least 15% of our total outstanding shares of common stock, it will be entitled to designate six directors for nomination;

•	so long as the Voting Group owns less than 15% but at least 9% of our total outstanding shares of common stock, it will be entitled to designate one director for nomination; and

•	in the event that the Voting Group owns less than 9% of our total outstanding shares of common stock, it will no longer be entitled to designate individuals for nomination for election to the Board.

Notwithstanding the foregoing, in each case where any individual member owns more than 5% of the total number of our outstanding shares of common stock, each such member shall be entitled to nominate one director for election. Additionally, for so long as Mr. Jones serves as our Chief Executive Officer, he will be entitled to remain as a director on our Board.

Once the Voting Group owns less than 15% of our total outstanding shares of common stock, all remaining shares of Class B common stock will convert on a one-for-one basis into shares of Class A common stock.

The members of the Voting Group, of which our Sponsor is a part, will agree to vote their shares in favor of the directors nominated as set forth above.

REGISTRATION RIGHTS AGREEMENT

In connection with this offering, we intend to enter into a registration rights agreement with each member of the Voting Group, which includes affiliates of the Sponsor, our CEO (Mr. Jones) and one of our directors (Mr. Caring), and certain Goldman Sachs affiliates who are holders of the Senior Preference Shares (the ‘Goldman Sachs affiliates’). The registration rights agreement will provide each member of the Voting Group and the Goldman Sachs affiliates with certain demand registration rights, including shelf registration rights, in respect of any of our shares of Class A common stock beneficially owned by it, subject to certain conditions. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to each such member of the

Voting Group, the Goldman Sachs affiliates and certain employees and directors party to the agreement of our intention to effect such a registration, and, subject to certain limitations, include shares of Class A common stock beneficially owned by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the agreement. The agreement will include customary indemnification provisions in favor of each member of the Voting Group and the employees and directors party to the agreement, any person who is or might be deemed a control person, the Goldman Sachs affiliates (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

FEE AGREEMENTS

In return for arranging, and providing financial and transaction advisory services in connection with, the issuance of senior secured notes and Senior Preference Shares to certain funds managed, sponsored or advised by Goldman Sachs & Co. LLC or its affiliates as described in “Recent Developments” and “Description of Certain Indebtedness – Senior Secured Notes,” Yucaipa Alliance Management LLC, an affiliate of our Sponsor, received a fee in an aggregate of $10,200,000 pursuant to a fee letter arrangement with the Company dated March 23, 2021.

Our Sponsor is providing us with assistance in preparing for a successful initial public offering and becoming a public company, and as a consequence, on                , 2021 we entered into a contingent fee agreement under which, with the consummation of this offering, we will pay our Sponsor a fee of $                .

SENIOR SECURED NOTES

On March 31, 2021, Soho House Bond Limited, a wholly-owned subsidiary of Soho House Holdings Limited, issued senior secured notes pursuant to a Notes Purchase Agreement in aggregate amounts equal to $295 million, €62 million ($73 million) and £53 million ($73 million), which were subscribed for by certain funds managed, sponsored or advised by Goldman Sachs & Co. LLC or its affiliates. See “Prospectus Summary—Recent Developments.”

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock and the material provisions of our Certificate of Incorporation and bylaws that will be in effect upon the completion of this offering and is qualified by reference to the forms of our Certificate of Incorporation and our bylaws filed as exhibits to the registration statement relating to this prospectus, and by the applicable provisions of Delaware law. The descriptions of our common stock reflect changes to our capital structure that will occur immediately prior to the consummation of the offering. For more information concerning the transactions, see “Prospectus Summary—Our Structure.”

GENERAL

On incorporation, our share capital was $10 comprising 1,000 shares of common stock, par value $0.01 per share, which was issued fully paid. The shares of Class A common stock have been created under the laws of the State of Delaware.

Immediately prior to the closing of this offering, our Certificate of Incorporation will authorize                shares of Class A common stock, par value $0.01 per share and                shares of Class B common stock, par value $0.01 per share and                 shares of preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board.

The number of shares of common stock to be outstanding after this offering excludes                shares of Class A common stock that will be available for future issuance under our 2021 Incentive plan, which will become effective on the date of this prospectus. There are currently no outstanding shares of our preferred stock.

CLASS A COMMON STOCK

DIVIDEND RIGHTS

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board may determine. See “Dividend Policy” for more information.

VOTING RIGHTS

The holders of our Class A common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our Certificate of Incorporation and bylaws that will be in effect immediately prior to the effectiveness of the registration statement of which this prospectus forms a part will provide for a classified Board consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual general meeting of stockholders, with directors in other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three classes as follows:

•	our Class I directors are Messrs. , and and their terms will expire at our annual general meeting in 2024;

•	our Class II directors are Messrs. , and and their terms will expire at our annual general meeting in 2025; and

•	our Class III directors are Messrs. , and and their terms will expire at our annual general meeting in 2026.

Pursuant to our Certificate of Incorporation, neither Yucaipa nor any of its respective affiliates is required to present corporate opportunities to us.

NO PREEMPTIVE OR SIMILAR RIGHTS

Our Class A common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

RIGHT TO RECEIVE LIQUIDATION DISTRIBUTIONS

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

CLASS B COMMON STOCK

DIVIDEND RIGHTS

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class B common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board may determine. See “Dividend Policy” for more information.

VOTING RIGHTS

Upon the consummation of this offering, the holders of our Class B common stock will be entitled to ten votes per share. Pursuant to our Certificate of Incorporation, each holder of our Class B common stock shall have the right to convert its shares of Class B common stock into shares of Class A common stock, at any time, upon notice to Membership Collective Group Inc., on a one-for-one basis.

Pursuant to the Stockholders’ Agreement described under “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders’ Agreement,” the Voting Group will be entitled upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our Board for election to our Board so long as the Voting Group owns a requisite percentage of our total outstanding common stock. Following the consummation of this offering, the Voting Group will be entitled to designate individuals for nomination for election to our Board as follows:

•	so long as the Voting Group owns at least 35% of our total outstanding common stock, it will be entitled to designate nine directors for nomination;

•	so long as the Voting Group owns less than 35% but at least 15% of our total outstanding common stock, it will be entitled to designate six directors for nomination;

•	so long as the Voting Group owns less than 15% but at least 9% of our total outstanding common stock, it will be entitled to designate one director for nomination; and

•	in the event that the Voting Group owns less than 9% of our total outstanding common stock, it will no longer be entitled to designate individuals for nomination for election to the Board.

Notwithstanding the foregoing, in each case where any individual member owns more than 5% of the total number of our outstanding common stock, each such member shall be entitled to nominate one director for election. Additionally, for so long as Mr. Jones serves as our Chief Executive Officer, he will be entitled to remain as a director on our Board.

Once the Voting Group owns less than 15% of our total outstanding common stock, all remaining shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock.

NO PREEMPTIVE OR SIMILAR RIGHTS

Our Class B common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

RIGHT TO RECEIVE LIQUIDATION DISTRIBUTIONS

The holders of outstanding shares of Class B common stock do not have any right to receive a distribution upon our liquidation, dissolution or winding-up.

COMBINED VOTING POWER OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our stockholders unless otherwise required by law.

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase an additional                shares of Class A common stock, holders of our Class A common stock will hold approximately    % of the combined voting power of our outstanding common stock, and holders of our Class B common stock will hold approximately    % of the combined voting power of our outstanding common stock.

If the underwriters exercise in full their option to purchase an additional                shares of Class A common stock, holders of our Class A common stock will hold approximately    % of the combined voting power of our outstanding common stock, and holders of our Class B common stock will hold approximately    % of the combined voting power of our outstanding common stock. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

PREFERRED STOCK

Pursuant to our Certificate of Incorporation that will become effective immediately prior to the closing of this offering, our Board will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our Board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock. We have no current plan to issue any shares of preferred stock.

ANTI-TAKEOVER PROVISIONS

The provisions of the DGCL, our Certificate of Incorporation and our bylaws to be in effect following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

SECTION 203 OF THE DGCL

Our Certificate of Incorporation will provide that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our Certificate of Incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions will not apply to any business combination between our controlling stockholder and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other. In addition, such restrictions will not apply if:

•

a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that it ceases to be an interested stockholder and (ii) within the three-year period immediately prior to the business combination between the Company and such stockholder, would not have been an interested stockholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under the Certificate of Incorporation of, a proposed transaction that (i) constitutes one of the transactions described in the proviso of this sentence, (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of our Board and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; provided that the proposed transactions are limited to (x) a merger or consolidation of the Company (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Company is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any wholly owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Company; provided further that the Company will give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) above.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•	before that person became an interested stockholder, our Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.

This provision of our Certificate of Incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

Our Certificate of Incorporation and our bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our Board or our governance or policy, including the following:

BOARD VACANCIES

Our Certificate of Incorporation and bylaws will authorize generally only our Board to fill vacant directorships resulting from any cause or created by the expansion of our Board. In addition, the number of directors constituting our Board may be set only by resolution adopted by a majority vote of our entire Board. These provisions prevent a stockholder from increasing the size of our Board and gaining control of our Board by filling the resulting vacancies with its own nominees.

CLASSIFIED BOARD

Our Certificate of Incorporation and bylaws will provide that our Board is classified into three classes of directors. The existence of a classified Board could delay a successful tender offeror from obtaining majority control of our Board, and the prospect of that delay might deter a potential offeror. See “Management” for additional information.

DIRECTORS REMOVED ONLY FOR CAUSE

Our Certificate of Incorporation will provide that stockholders may remove directors only for cause.

SUPERMAJORITY REQUIREMENTS FOR AMENDMENTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Our Certificate of Incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend certain provisions of our Certificate of Incorporation, including provisions relating to the classified board, the size of the Board, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our Board.

SPECIAL MEETINGS OF STOCKHOLDERS

Our Certificate of Incorporation will provide that if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by our controlling stockholder and its affiliates, special meetings of the stockholders may be called only by the chairman of the Board or by the secretary at the direction of a majority of the directors then in office. For so long as at least 50.1% of the voting power of our outstanding common stock is beneficially owned by Yucaipa Holdings, LLC and its affiliates, including our controlling stockholder, special meetings may also be called by the secretary at the written request of the holders of a majority of the voting power of the then outstanding common stock. The business transacted at any special meeting will be limited to the proposal or proposals included in the notice of the meeting.

STOCKHOLDER ACTION BY WRITTEN CONSENT

Subject to the rights of the holders of one or more series of our preferred stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders; provided, that prior to the time at which our controlling stockholder ceases to beneficially own at least 50.1% of the voting power our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered in accordance with applicable Delaware law.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Our bylaws provide that stockholders who are seeking to bring business before an annual meeting of stockholders and stockholders (other than our controlling stockholder and its affiliates) who are seeking to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business of the 90th day prior to the first anniversary of the preceding year’s annual meeting of our stockholders; provided, that in the event that the date of such meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

All of the foregoing provisions of our Certificate of Incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change in control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

NO CUMULATIVE VOTING

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s Certificate of Incorporation provides otherwise. Certificate of Incorporation and bylaws will not provide for cumulative voting.

ISSUANCE OF UNDESIGNATED PREFERRED STOCK

We anticipate that after the filing of our Certificate of Incorporation, our Board will have the authority, without further action by the stockholders, to issue up to                shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

EXCLUSIVE FORUM

Our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our Certificate of Incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our Certificate of Incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

CORPORATE OPPORTUNITY

Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its Certificate of Incorporation or by action of its Board, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our Certificate of Incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent, or other representative of Yucaipa or its respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Yucaipa or its respective affiliates and representatives, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Yucaipa or its respective affiliates and representatives, as applicable. As of the date of this prospectus, this provision of our Certificate of Incorporation relates only to the directors nominated by Yucaipa.

TRANSFER AGENT AND REGISTRAR

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 962-4284.

EXCHANGE LISTING

We intend to apply for listing the shares of Class A common stock on the NYSE under the ticker symbol ‘MCG.’

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below certain terms and provisions of the agreements that govern our Revolving Credit Facility (as defined below) and certain of our other existing indebtedness as of the date of this prospectus. We refer you to the exhibits to the registration statement relating to this offering for a copy of our Revolving Credit Facility and the agreements covering our other existing indebtedness described below as this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the applicable agreements.

REVOLVING CREDIT FACILITY

We entered into a senior revolving facility agreement (the ‘Revolving Credit Facility’) with HSBC Bank PLC (‘HSBC’) on December 5, 2019. The borrowers under the Revolving Credit Facility are SHG Acquisition (UK) Limited and Soho House U.S. Corp., two of our wholly-owned indirect subsidiaries. The initial size of the Revolving Credit Facility was £55 million ($72 million).

The Revolving Credit Facility was extended on May 7, 2020 in order to access an additional facility of £20 million, bringing the borrowing capacity up to an aggregate of £75 million ($99 million).

As of February 1, 2021 the full £75 million ($105 million) has been drawn, including the letter of guarantee detailed below. Loans under the Revolving Credit Facility are capable of being borrowed, repaid and re-borrowed at any time in accordance with the terms thereof.

The Revolving Credit Facility matures on January 25, 2023.

Borrowings under the Revolving Credit Facility bear interest at a floating rate equal to LIBOR, EURIBOR or HIBOR of the relevant currency (as the case may be) plus an applicable margin of 3.35%. We have the flexibility, however, to reduce this margin as our Total Net Leverage Ratio (as defined in the Revolving Credit Facility) decreases.

The Revolving Credit Facility contains customary affirmative and restrictive covenants and a financial covenant described below.

From December 31, 2020, until the maturity date, we are required to maintain a Consolidated Obligor EBITDA (as defined in the Revolving Credit Facility) at or above a certain level. This level is £5 million ($7 million) at January 3, 2021 and scales up to £32 million ($43 million) at December 31, 2021 in line with the anticipated recovery from the pandemic. As of January 3, 2021, we are in compliance with all affirmative, restrictive and financial covenants of the Revolving Credit Facility.

In June 2018, Soho House (Hong Kong) Limited issued a letter of guarantee, secured by HSBC, in place of a cash deposit totaling HKD 40.6 million (£4 million) ($7 million) in connection with its agreement for lease of Soho House Hong Kong. Upon entering the Revolving Credit Facility, this letter of guarantee is deemed to have been drawn from the Revolving Credit Facility, thus reducing the maximum that can be drawn in cash from the facility.

OTHER EXISTING AND ANTICIPATED INDEBTEDNESS

LUDLOW—NATIXIS LOAN FACILITY

139 Ludlow Acquisition, LLC (the ‘Ludlow Borrower’) entered into a Loan Agreement (the ‘Natixis Loan Agreement’) with Natixis Real Estate Capital LLC (‘Natixis’) on December 6, 2017. The Ludlow Borrower is a

joint venture owned equally by Soho 139 Holdco, LLC (the entity controlled by Soho House), 139 Owners, LLC (the entity controlled by Alf Namen, and a co-Manager of the Ludlow Borrower), and SATB Ludlow LLC (the entity controlled by Bill Schaffel, and a Co-Manager of the Ludlow Borrower).

The total loan amount under the Natixis Loan Agreement is $33.5 million (the ‘Ludlow Loan’) to the Ludlow Borrower and is secured by a mortgage on the Ludlow House property. The Ludlow Loan is interest-only, with a term of 120 months. The Ludlow Loan is required to be repaid in full on the expiration of such term. Interest is fixed at 4.443% (i.e., 2.09% plus the 10-year swap rate), payable monthly beginning February 5, 2018.

The Natixis Loan Agreement contains affirmative and restrictive covenants and a financial covenant.

The Loan is generally ‘non-recourse,’ but is subject to standard ‘carve-outs’ for which US AcquireCo, Inc., Alf Namen, Bill Schaffel, Alex Schaffel, and Trevor Stahelski (‘Guarantors’) provided a Guaranty of Recourse Obligations. The Guarantors, collectively, must maintain combined liquid assets in excess $3.35 million, and must maintain a combined net worth in excess of $16.75 million (with any negative net worth of any individual Guarantor being deemed to be $0 for calculation purposes). Each Guarantor shall deliver to the Lender, within (a) one hundred twenty (120) days after the end of each fiscal year of Guarantor, a complete copy of Guarantor’s annual financial statements, (b) twenty (20) days after request by the Lender, such other financial information with respect to Guarantor as Lender may reasonably request.

In addition, US AcquireCo, Inc. and Lender entered into a side letter, pursuant to which (a) US AcquireCo, Inc. is required to maintain an Adjusted EBITDA (as defined in the Loan Agreement) of not less than $15.665 million, and (b) falling below such amount shall cause a cash management period (as defined in the Loan Agreement) to commence and continue until Adjusted EBITDA for six (6) consecutive months is equal to or greater than $15.665 million. US AcquireCo, Inc. also provided to the Ludlow Borrower (as landlord) a lease guaranty for all of the obligations of Soho 139 Holdco, LLC, as Borrower Affiliated Tenant (as defined in the Loan Agreement) under its lease at the property. As of January 3, 2021, we are in compliance with all affirmative, restrictive and financial covenants of the Natixis Loan Agreement.

REDCHURCH—HSBC LOAN FACILITY

On May 12, 2017, Raycliff Red LLP (‘Raycliff’), the joint venture entity through which we own the property at 56-60 Redchurch Street, London (the ‘Redchurch Property’), entered into an amended and restated loan agreement letter relating to a committed term loan facility in an amount up to £20.331 million with Investec Bank Plc (the ‘Investec Loan Facility’), the proceeds of which were to be applied towards interest roll-up and the development of the Redchurch Property. The Investec Loan Facility was re-financed with HSBC UK Bank Plc and extended to £22.4 million pursuant to a loan agreement dated October 10, 2019 (the ‘Redchurch HSBC Facility’) and an overdraft facility dated September 25, 2020. As of January 3, 2021 £21.4 million ($29.2 million) is drawn under the Redchurch HSBC Facility.

Borrowings under the Redchurch HSBC Facility bear interest at LIBOR plus 2.65% and the facility matures on October 10, 2024. The Redchurch HSBC Facility contains customary affirmative covenants and a number of financial covenants as detailed below. Raycliff has also granted full security over the assets within the LLP including a legal mortgage over the Redchurch Property, and SHG Acquisition (UK) Limited has given an interest shortfall guarantee in respect of the Redchurch HSBC Facility.

The financial covenants applicable to the Redchurch HSBC Facility are that loan to value will not exceed 70%, Net Interest Cover must not exceed 150%, and Net Debt Service Cover must be at least 125%. As at January 3, 2021 Raycliff is in compliance with the loan to value covenant, and the Net Interest Cover and Net Debt Service Cover covenants have been waived through September 30, 2021.

Raycliff is required to repay £50,000 of the drawn amount of the principal of the loan per quarter, although the repayments for September 30, 2020 and December 31, 2020 have been waived by HSBC UK Bank PLC.

BEACH HOUSE—WELLS FARGO SENIOR AND MEZZANINE LOAN FACILITIES

Following a $81.5 million freehold property acquisition in March 2014, Beach House Owner, LLC (‘SOHO Owner’) a direct subsidiary of Beach House Holdco, LLC (‘SOHO Holdco’) of which we control 100% of the voting rights, acquired the entire Soho Beach House property in Miami (the ‘Miami Acquisition’). In connection with the Miami Acquisition, SOHO Owner, entered into a $55 million senior loan agreement secured by a mortgage on the Soho Beach House property (as refinanced as detailed below, the ‘Soho Beach House Senior Loan Facility’) and SOHO Holdco, entered into a $12 million mezzanine agreement (as refinanced as detailed below, the ‘Soho Beach House Mezzanine Loan Facility’).

On February 27, 2019 the Soho Beach House Senior Loan Facility was refinanced with Citi Real Estate Funding Inc. and the Soho Beach House Mezzanine Loan Facility was refinanced with NongHyup Bank and increased to $62 million.

The Soho Beach House Senior Loan Facility bears interest at the rate of 5.34% per annum and matures on February 6, 2024. The Soho Beach House Senior Loan Facility also includes an excess cash flow sweep provision that is triggered under certain circumstances, including if the borrower fails to exceed certain operating and membership levels. The Soho Beach House Senior Loan Facility is secured by a mortgage on the Soho Beach House property.

The Soho Beach House Mezzanine Loan Facility bears interest at the rate of 7.25% per annum, also matures on February 6, 2024, and is secured by a pledge of the membership interests in SOHO Owner.

The obligations under each of the Soho Beach House Senior Loan Facility and the Soho Beach House Mezzanine Loan Facility are guaranteed solely by US AcquireCo, Inc. (‘AcquireCo’). Under the terms of the non-recourse guarantees, AcquireCo is liable only for certain specified breaches of the borrowers (not including defaults in the payment of interest or principal) and the obligations of the borrowers become fully recourse to AcquireCo only in certain circumstances. AcquireCo is also subject to a maximum leverage ratio covenant under the guarantees. Any direct or indirect transfer of ownership in SOHO Holdco in violation of both the Soho Beach House Senior Loan Facility and the Soho Beach House Mezzanine Loan Facility and will result in a default under both agreements.

BARCELONA—SENIOR LOAN FACILITY

On November 18, 2016 Mirador Barcel, S.L. (‘Mirador’)—in respect of which Soho House Limited indirectly holds 50% of the equity and voting rights—subrogated as borrower into a mortgage loan facility dated March 14, 2005 between Banca March, S.A. (‘Banca March’) (as lender) and Residencial Paseo Colo´n, S.L. (as borrower), with the amount outstanding under such facility being €11.55 million ($14.03 million). As part of the same transaction Mirador entered into an extension and amendment of such loan facility with Banca March for an amount equal to €6.45 million (the initial facility, as amended, being the ‘Banca March Loan Facility’). On March 21, 2019 this facility was extended by €23.5 million ($28.5 million), bringing the total amount drawn to €39.5 million ($48 million).

The Banca March Loan Facility is repayable in monthly installments, comprising repayment of the interest only until May 1, 2022, and thereafter comprising repayment of the principal together with interest. The Banca March Loan Facility matures on March 1, 2036.

Borrowings under the Banca March Loan Facility bear interest at 2.5% per annum until March 31, 2022 and at 12-month Euribor plus 2.5% per annum thereafter.

The performance and payment obligations of Mirador under the Banca March Loan Facility are secured by way of a mortgage over the Soho House Barcelona club (the ‘Soho Barcelona Property’) which is owned by Mirador.

By way of additional security in respect of the Banca March Loan Facility, €5 million ($6.1 million) of the Banca March Loan Facility has been used to purchase shares in “March Cartera Conservadora” (a financial investment fund managed by Banca March) which are pledged in favor of Banca March. The pledge over the shares will be released once the EBITDA of Mirador reaches €6 million.

The Banca March Loan Facility contains customary affirmative covenants from Mirador. The affirmative covenants require, among other things (a) preservation of the Soho Barcelona Property, informing Banca March immediately of any damage to the Soho Barcelona Property, and repairing any such damage; (b) payment of all taxes, fees, contributions and expenses that apply to the Soho Barcelona Property; (c) maintaining an insurance policy in respect of the Soho Barcelona Property against fire risks during the entire term of the Banca March Loan Facility for an amount equal to the auction value of the Soho Barcelona Property and designating Banca March as beneficiary under the policy; (d) not leasing the Soho Barcelona Property for a term shorter than the term of the Banca March Loan Facility or for an annual rent lower than the annual amounts due under the Banca March Loan Facility, without the express written consent of Banca March; and (e) making filings with the Spanish land registry as required. As of January 3, 2021, Mirador is in compliance with all affirmative covenants of the Banca March Loan Facility.

BARCELONA—LITTLE BEACH HOUSE €5 MILLION LOAN FACILITY

On November 28, 2018 Little Beach House Barcelona S.L. entered into a €5 million ($6 million) loan agreement with Orca Finance and Invest Ltd (‘Orca’) to be applied towards the purchase and development of the Little Beach House Barcelona property and associated costs. Orca is an affiliate of the JV partner that indirectly holds 50% of the equity and voting rights in Mirador. The interest payments due on June 30, 2020 and December 31, 2020 have both been capitalized, bringing the principal amount under this facility to €5,517,417 ($6,700,649). Future interest payments can be capitalized at Little Beach House Barcelona S.L’s option and the facility matures on December 31, 2021. Borrowings under this Loan Facility bear interest at an annual rate of 11%. The loan is secured by way of a pledge over the shares that Mirador holds in Little Beach House Barcelona S.L.

BARCELONA—€5.95 MILLION INTEREST BEARING LOAN

On June 10, 2020, Mimea XXI, S.L (‘Mimea’)—in which Soho House Limited indirectly holds 50% of the equity and voting rights—entered into a €5.95 million ($7.23 million) loan agreement with Orca in order to repay debt incurred in connection with the purchase and development of Little Beach House Barcelona S.L.

The interest rate applicable to the facility is 10% per annum. To date all interest has been capitalized and as such at January 1, 2021 the new principal subject to interest is €6,287,991 ($7,636,476). Mimea has the option to capitalize all interest payable up to when the facility matures on December 31, 2021.

Mimea has provided a share pledge over the Mirador shares that it 100% owns as security over this debt. Beyond the payment obligations, Mimea has a number of information, affirmative, financial and negative undertakings to the lender. As at January 3, 2021 Mimea is in compliance with these undertakings.

SOHO HOUSE (HONG KONG) LIMITED—LOAN

On June 27, 2018, Soho House (Hong Kong) Limited drew down $6.5 million pursuant to a loan agreement dated July 12, 2017 (as amended on June 1, 2018 and on March 7, 2019) with Bright Success Investment Ltd, an affiliate of the landlord of Soho House Hong Kong. The facility is guaranteed by SHG Acquisition (UK) Limited.

Interest on this balance accrues at LIBOR plus 7% and is payable annually. The facility expires on June 27, 2023.

SCORPIOS LOAN FACILITIES

On August 31, 2020 Q Hellas PC, 75% indirectly owned by Soho House Limited entered into a facility with Optima Bank for €0.5 million and Paraga Beach SA, 67% indirectly owned by Soho House Limited, entered into a loan facility with Optima Bank for €1.5 million ($1.8 million). The interest rate applicable to these loans is 4% per annum and the capital element of the loan is repayable in monthly installments through to maturity on September 1, 2023.

On July 23, 2020 Paraga Beach SA, entered into a €1.5 million ($1.8 million) loan facility with the National Bank of Greece at an interest rate of 3.1%. The capital element of this loan is to be repaid at a rate of €375,000 ($445,420) per annum starting on January 24, 2022 up to maturity on July 23, 2025.

On April 21, 2020 Q Hellas PC entered into a loan facility to borrow up to €456,000 ($477,801) from its minority stockholders and Paraga Beach SA entered into a loan facility to borrow up to €144,000 ($169,466) from its minority stockholders. The interest rate applicable to these loans is 4% per annum through to maturity on December 31, 2021.

PARIS FF&E LOAN FACILITY

On December 17, 2019, Soho House Paris SAS entered into a loan facility with Compagnie de Phalsbourg LLC, the owner of the building in which Soho House Paris operates, of up to €5.179 million ($6.3 million) in order to finance the purchase of the FF&E at the Soho House Paris site. The loan matures on December 17, 2024 and is guaranteed by SHG Acquisition (UK) Limited. Interest on this facility is fixed at 7% per annum. As at January 3, 2021 €1.4 million ($1.7 million) of the loan had been drawn.

£10 MILLION PREFERENCE SHARES

On May 12, 2016, Soho House & Co Limited issued 10 million preference shares of £1.00 each to certain of our landlords in return for subscription proceeds of £10 million. No voting rights apply to these preference shares. The preference shares accrue a 7% annual cumulative preferential dividend which is compounded annually on December 31 of each year.

On a successful listing, these preference shares are required to be redeemed by Soho House & Co Limited at the original issue price of the preference share plus an amount equal to all accrued but unpaid preferential dividends.

SENIOR SECURED NOTES

On March 31, 2021, Soho House Bond Limited, a wholly-owned subsidiary of Soho House Holdings Limited, issued senior secured notes pursuant to a Notes Purchase Agreement in aggregate amounts equal to $295 million, €62 million ($73 million) and £53 million ($73 million), which were subscribed for by certain funds managed, sponsored or advised by Goldman Sachs & Co. LLC or its affiliates. See “Prospectus Summary—Recent Developments.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of                 , 2021 regarding the beneficial ownership of our shares of Class A common stock and our shares of Class B common stock, after giving effect to the exchange to take place immediately prior to the consummation of the offering of equity interests by the stockholders of Soho House Holdings Limited for a number of shares of Class B common stock of Membership Collective Group Inc. having an equivalent value, by (1) each person or group who is known by us to own beneficially more than 5% of our outstanding shares of Class A common stock or our shares of Class B common stock (including any securities convertible or exchangeable within 60 days into shares of Class A common stock or shares of Class B common stock, as applicable), (2) each of our named executive officers, (3) each of our directors and (4) all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Owners of our shares of Class B common stock are entitled to convert their shares of Class B common stock on a one-for-one basis for shares of Class A common stock at any time at the option of the holder. Accordingly, for the purposes of this table each holder of shares of Class B common stock is deemed to be the beneficial owner of an equal number of shares of Class A common stock (in addition to any other shares of Class A common stock beneficially owned by such holder), which is reflected in the table entitled “Amount and Nature of Beneficial Ownership” under the columns “Number of Shares” and “Percent” for the shares of Class A common stock.

The percentage of shares beneficially owned is computed on the basis of            shares of Class A common stock outstanding as of                , 2021, and                shares of Class B common stock outstanding as of                , 2021. Shares of Class A common stock that a person has the right to acquire within 60 days of                , 2021 (including the right to exchange described above) are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

To our knowledge, each person named in the table below has sole voting and investment power with respect to all of the shares of Class A common stock and shares of Class B common stock, except as otherwise set forth in the notes to the table and pursuant to applicable community property laws. Unless otherwise indicated in the table or footnotes below, the address for each officer and director listed in the table is c/o Membership Collective Group Inc., 515 W. 20th Street, New York, New York 10011, (212) 627-9800.

The voting rights of the principal holders of our shares of Class A common stock do not differ from the voting rights of the other holders of shares of Class A common stock

Shares of Class A Common Stock Beneficially Owned(1)(2)
	Shares of Class A Common Stock Beneficially Owned before this offering		Shares of Class A Common Stock Beneficially Owned after giving effect to this offering (no option)		Shares of Class A Common Stock Beneficially Owned after giving effect to this offering (with option)
	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage

Name of beneficial owner
>5% Stockholders
Yucaipa Companies, LLC(3)
Directors and Executive Officers
Nick Jones(4)
Richard Caring(5)
Andrew Carnie
Humera Afzal
Ronald Burkle

All Directors and Executive Officers as a group(6)

Shares of Class B Common Stock Beneficially Owned(1)
	Shares of Class B Common Stock Beneficially Owned before this offering		Shares of Class B Common Stock Beneficially Owned after giving effect to this offering
	Number of Shares	Percentage	Number of Shares	Percentage
Name of beneficial owner
>5% Stockholders
Yucaipa Companies, LLC(3)
Nick Jones(4)
Richard Caring(5)

*	Represents beneficial ownership of less than 1%.
(1)

Gives effect to the exchange to take place immediately prior to the consummation of this offering of equity interests by the stockholders of Soho House Holdings Limited for a number of shares of Class B Common Stock of Membership Collective Group Inc. having an equivalent value.

(2)

Pursuant to our Certificate of Incorporation, each holder of our shares of Class B common stock shall have the right to convert its shares of Class B common stock for our shares of Class A common stock on a one-for-one basis, at any time, upon notice to the company. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Issuance of Class B common stock in Connection With This Offering” and “Description of Capital Stock.”

(3)

Shares of Class A common stock shown as beneficially owned by Yucaipa Companies, LLC before this offering include: (a) shares of Class A common stock underlying an identical number of shares of Class B common stock held by Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership, and (b) shares of Class A common stock underlying an identical number of shares of Class B common stock held by Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership. Ronald Burkle is the controlling partner of an affiliate of The Yucaipa Companies and as such may be deemed to have voting and dispositive control of the shares of Class B common stock of the Company that are held such affiliates. The address of Yucaipa Companies, LLC is 9130 W. Sunset Blvd., Los Angeles, CA 90069.

(4)	Includes shares of Class A common stock underlying an identical number of shares of Class B common stock held by Mr. Jones.
(5)	Includes shares of Class A common stock underlying an identical number of shares of Class B common stock held by Mr. Caring.
(6)	Includes shares of Class A common stock underlying an identical number of shares of Class B common stock held by our current directors and executive officers as a group.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares of Class A Common Stock. Future sales of substantial amounts of our shares of Class A Common Stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our shares of Class A common stock and could impair our ability to raise capital through the sale of our equity securities. See “Risk Factors—Risks Related to our Common Stock—Future sales, or the perception of future sales, of our Class A common stock may depress the price of our Class A common stock.” No prediction can be made as to the effect, if any, of future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time.

SALE OF RESTRICTED SHARES

Upon the closing of this offering, we will have outstanding an aggregate of approximately                shares of Class A common stock and approximately                shares of Class B common stock, assuming no exercise by the underwriters of their option to purchase an additional                shares of Class A common stock.

The shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of such class acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. Our shares of Class B common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, generally under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

In addition, upon the consummation of this offering, the Voting Group will beneficially own                shares of Class A common stock, upon conversion of their shares of Class B common stock. Pursuant to our Certificate of Incorporation, each holder of our shares of Class B common stock shall have the right to convert their shares of Class B common stock into shares of Class A common stock on a one-for-one basis. Once the Voting Group owns less than 15% of our total outstanding common stock, all remaining shares of Class B common stock will convert on a one-for-one basis into shares of Class A common stock.

Any of our currently issued and outstanding shares of Class A common stock that may be held by the members of the Voting Group would be ‘restricted securities,’ as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of Class A common stock will not be freely transferable to the public. However, we have entered into a registration rights agreement with the members of the Voting Group and affiliates of Goldman Sachs that will require us to register under the Securities Act the resale of these shares of Class A common stock (including shares of Class A common stock arising on conversion of a corresponding number of shares of Class B common stock). See “—Registration Rights” and “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

RULE 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares Class A common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).

Approximately                shares of our outstanding Class A common stock that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Without giving effect to any lock-up agreements, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our shares of Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our shares of Class A common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisers who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information or holding period requirements of Rule 144. However, all or substantially all Rule 701 shares are subject to lock-up agreements as described below.

LOCK-UP AGREEMENTS

We and each of our directors, executive officers and certain other stockholders, who will collectively beneficially own                shares of Class A common stock (including securities convertible into our shares of Class A common stock, including our shares of Class B common stock), following this offering, have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of Class A common stock or any securities convertible into or exchangeable or exercisable for our shares of Class A common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

REGISTRATION RIGHTS

Subject to the lock-up agreements described above, certain holders of our shares of Class A common stock, or securities convertible into shares of Class A common stock, including our shares of Class B common stock, may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their shares of Class A common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.”

MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO NON-US HOLDERS

OF OUR CLASS A COMMON STOCK

The following are the material US federal income tax consequences to Non-US Holders, as described below, of owning and disposing our Class A common stock. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire Class A common stock.

This discussion applies only to Class A common stock acquired in this offering for cash and held as capital assets for US federal income tax purposes. In addition, it does not describe all of the US federal income tax consequences that may be relevant in light of a US Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax on net investment income and tax consequences applicable to Non-US Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Class A common stock as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated;

•	persons entering into a constructive sale with respect to the Class A common stock;

•	Non-US Holders whose functional currency for US federal income tax purposes is not the US dollar;

•	entities classified as partnerships for US federal income tax purposes;

•	tax-exempt entities, including an ‘individual retirement account’ or ‘Roth IRA’;

•

persons subject to special tax accounting rules as a result of their use of applicable financial statements within the meaning of Section 451(b)(3) of the Internal Revenue Code of 1986, as amended, or the ‘Code’;

•	persons holding Class B common stock;

•	persons who are Eligible Members;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid US federal income tax; or

•	US expatriates and former citizens or long-term residents of the United States.

If an entity that is classified as a partnership for US federal income tax purposes holds Class A common stock, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A common stock and partners in such partnerships should consult their tax advisers as to the particular US federal income tax consequences of owning and disposing of the Class A common stock.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. We have not sought and will not seek an advance ruling from the Internal Revenue Service, or the ‘IRS,’ regarding any matter discussed in this prospectus and the statements in this prospectus are not binding on the IRS or any court. Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.

A ‘Non-US Holder’ is, for US federal income tax purposes, a beneficial owner of Class A common stock, who is, for US federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to US tax as an expatriate;

•	a foreign corporation; or

•	a foreign estate or trust.

Non-US Holders should consult their tax advisers concerning the US federal, state, local and non-US tax consequences of owning and disposing of Class A common stock in their particular circumstances.

TAXATION OF DISTRIBUTIONS

As discussed above under “Dividend Policy,” we may make distributions on our Class A common stock, which we expect to make in US dollars. A Non-US Holder will be subject to the following tax consequences upon receipt of distributions in respect of the Class A common stock:

•

Distributions paid on Class A common stock, other than certain pro rata distributions of Class A common stock, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Amounts not treated as dividends for US federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-US Holders’ adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Disposition of Class A common stock.”

•

Subject to the discussion below on effectively connected income, dividends paid to a Non-US Holder of Class A common stock will be subject to US federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-US Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate).

•

dividends paid to a Non-US Holder that are effectively connected with the Non-US Holder’s conduct of a trade or business within the United States, or ‘effectively connected dividends,’ (and if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-US Holder in the United States) will not be subject to the US federal withholding tax described above if the non-US Holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividends will be subject to US federal income tax on a net income basis as if the non-US Holder were a US person (as defined under the Code). A Non-US Holder that is a corporation for US federal income tax purposes also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on such effectively connected dividends, as adjusted for certain items.

•

A Non-US Holder eligible for a reduced rate of US federal withholding pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-US Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

SALE OR OTHER DISPOSITION OF CLASS A COMMON STOCK

Subject to the discussion below under “Information Reporting and Backup Withholding” and “FATCA,” a Non-US Holder will not be subject to the US federal income tax on any gain realized upon the sale or other disposition of Class A common stock unless:

•

The gain is effectively connected with the Non-US Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-US Holder in the United States), in which case the gain will be subject to US federal income tax generally in the same manner as effectively connected dividends as described above;

•

The Non-US Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met, in which case the gain (net of certain US-source losses) generally will be subject to US federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty); or

•

We are or have been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the non-US Holder’s holding period, whichever period is shorter, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-US Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-US Holder’s holding period, whichever period is shorter, more than 5% of our Class A common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the US federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Non-US Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends on Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-US status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connect with any distributions on Class A common stock paid to the Non-US Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld.

In addition, proceeds of the sale or other taxable disposition of Class A common stock within the United States or conducted through certain US-related brokers generally will be subject to backup withholding or information reporting, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of Class A common stock conducted through a non-US office of a non-US broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-US Holder’s US federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (‘FATCA’) on certain types of payments made to non-US financial institutions and certain other non-US entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock, in each case, paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations (including providing sufficient documentation evidencing its compliance (or deemed compliance) with FATCA), (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the US Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the Class A common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement dated the date of this prospectus with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
HSBC Securities (USA) Inc.
Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase an additional                shares of Class A common stock.

	No Exercise	Full Exercise
Per shares of Class A common stock	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Shares of Class A common stock sold by the underwriters or other selling group members to the Eligible Participants in the Community Offers will be sold at a     % discount to the initial public offering price. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the applicable initial public offering price. After the initial offering of the shares of Class A common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters right to reject any order in whole or in part.

We, our officers, directors and certain of our other stockholders, including the members of the Voting Group, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

These lock-up restrictions on us, our officers, directors and certain of our other stockholders, including the members of the Voting Group, will be subject to certain exceptions, including, but not limited to transfers:

•	as a bona fide gift or gifts;

•	to any trust for the direct or indirect benefit of such person or the immediate family of such person;

•	by way of testate or intestate succession or by operation of law;

•

to a corporation, partnership, or limited liability company or other entity that controls or is controlled by, or is under common control with, such person and/ or by members of the immediate family of such person, or to any investment fund or other entity controlled or managed by such person;

•

if the shares of Class A common stock are held by a corporation, partnership, limited liability company or other entity, to any of its stockholders, partners, members or affiliates or any of its affiliates’ directors, officers and employees other equity holders;

•	to the Company in connection with any “cashless” exercise of any equity awards disclosed in this prospectus;

•

to the Company for the primary purposes of satisfying any tax or other governmental withholding obligation with respect to shares of Class A common stock issued upon the exercise of an option or warrant (or upon the exchange of another security or securities) pursuant to a plan described in this prospectus or issued under an employee equity or benefit plan described in this prospectus;

•	pursuant to an order of a court or regulatory agency; or

•	pursuant to 10b5-1 plans entered into prior to the date of this prospectus.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply for listing the shares of Class A common stock on the NYSE under the ticker symbol ‘MCG.’

In connection with the offering, for a period of time following this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Stabilization transactions aim at supporting the market price of the securities during the stabilization period. Stabilization may be undertaken but there is no assurance that it will be undertaken and it may be stopped at any time. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A ‘covered short position’ is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. ‘Naked’ short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s shares of Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of Class A common stock. As a result, the price of the shares of Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The company estimates that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses and the expenses of Financial Industry Regulatory Authority, Inc., or FINRA, qualification, but excluding underwriting discounts and commissions, will be approximately $                . The company has agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

COMMUNITY OFFERS

At our request, the underwriters have reserved up to     % of the shares of our Class A common stock to be sold in this offering for sale, at an initial offering price of $                 per share, which is a     % discount to the initial public offering price per share set forth on the cover page of this prospectus, to (i) certain UK Eligible Employees and UK Eligible Members, in each case who are located in the United Kingdom, which sales will be made only pursuant to a prospectus prepared in accordance with the prospectus regulation rules of the FCA and made under section 73A of the Financial Services and Markets Act 2000 by one of the selling group members in this offering through a directed share program, which we refer to as the UK Community Offer, and (ii) certain eligible employees who are located outside the United Kingdom and eligible members who are located in the United States of, which sales will be made by Morgan Stanley & Co. LLC, an underwriter in this offering, through a directed share program, which we refer to as the US Community Offer. We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms and at the same initial public offering price as the other shares of Class A common stock. Shares sold through the Community Offers will not be subject to lockup restrictions.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area (each a “Relevant State”), no Shares have been offered or will be offered pursuant to the to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State (other than a Relevant State where there is a Permitted Public Offer) who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

In relation to the UK, we are offering our Class A common stock (the “Shares”) to UK Eligible Participants who are located in the UK pursuant to a prospectus that has been approved by the Financial Conduct Authority in connection with the UK Community Offer. The UK Community Offer is not being made to the general public in the UK or to any person other than UK Eligible Participants.

All other offers of Shares in the UK are being made pursuant to this prospectus. Any Shares offered pursuant to this prospectus in the UK, will be offered pursuant to exemptions under the UK Prospectus Regulation and FSMA, including:

a.	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c.	in other circumstances falling within section 86 of the FSMA,

provided that no such offer of Shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an offer to the public in relation to any Shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, the expression UK Prospectus Regulation means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression FSMA means the Financial Services and Markets Act 2000, as amended.

In the UK, this prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the Financial Promotion Order), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Financial Promotion Order, (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (FSMA)) in connection with the issue or sale of the Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as relevant persons). In the UK, this prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons and any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

NOTICE TO PROSPECTIVE INVESTORS IN CANADA

The shares of Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (‘Companies (Winding Up and Miscellaneous Provisions) Ordinance’) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (‘Securities and Futures Ordinance’), or (ii) to ‘professional investors’ as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ‘prospectus’ as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘professional investors’ in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the ‘SFA’)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (‘Regulation 32’).

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the

SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares of Class A common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (‘SIX’) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (‘CISA’). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.

NOTICE TO PROSPECTIVE INVESTORS IN THE DUBAI INTERNATIONAL FINANCIAL CENTRE (‘DIFC’)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (‘DFSA’). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/ or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED ARAB EMIRATES

The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the ‘Corporations Act’);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (‘ASIC’), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a ‘retail client’ (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares of Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of Class A common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of Class A common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of Class A common stock, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

NOTICE TO PROSPECTIVE INVESTORS IN BERMUDA

Shares of Class A common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

NOTICE TO PROSPECTIVE INVESTORS IN SAUDI ARABIA

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (‘CMA’) pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended (the ‘CMA Regulations’). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

NOTICE TO PROSPECTIVE INVESTORS IN THE BRITISH VIRGIN ISLANDS

Shares of Class A common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the company. Shares of Class A common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), ‘BVI Companies,’ but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

NOTICE TO PROSPECTIVE INVESTORS IN CHINA

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the ‘PRC’). Shares of Class A common stock are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Shares of Class A common stock or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

NOTICE TO PROSPECTIVE INVESTORS IN KOREA

The shares of Class A common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the ‘FSCMA’), and the shares of Class A common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of Class A common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the ‘FETL’). The shares of Class A common stock have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares of Class A common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of Class A common stock. By the purchase of the shares of Class A common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of Class A common stock pursuant to the applicable laws and regulations of Korea.

NOTICE TO PROSPECTIVE INVESTORS IN MALAYSIA

No prospectus or other offering material or document in connection with the offer and sale of the shares of Class A common stock has been or will be registered with the Securities Commission of Malaysia

(‘Commission’) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares of Class A common stock, as principal, if the offer is on terms that the shares of Class A common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares of Class A common stock is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

NOTICE TO PROSPECTIVE INVESTORS IN TAIWAN

The shares of Class A common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of Class A common stock in Taiwan.

NOTICE TO PROSPECTIVE INVESTORS IN SOUTH AFRICA

Due to restrictions under the securities laws of South Africa, the shares of Class A common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)	the offer, transfer, sale, renunciation or delivery is to:

(a) persons whose ordinary business is to deal in securities, as principal or agent;

(b) the South African Public Investment Corporation;

(c) persons or entities regulated by the Reserve Bank of South Africa;

(d) authorized financial service providers under South African law;

(e) financial institutions recognized as such under South African law;

(f) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g) any combination of the person in (a) to (f); or

(ii)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No ‘offer to the public’ (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the ‘South African Companies Act’)) in South Africa is being made in connection with the issue of the shares of Class A common stock. Accordingly, this document does not, nor is it intended to, constitute a ‘registered prospectus’ (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares of Class A common stock in South Africa constitutes an offer of the shares of Class A common stock in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from ‘offers to the public’ set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as ‘SA Relevant Persons’). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus and other certain legal matters will be passed upon for us by Sidley Austin LLP. In addition, Davis Polk  & Wardwell LLP will act as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Soho House Holdings Limited as of January 3, 2021 and December 29, 2019 and for the 53 week period ended January 3, 2021 and for the 52 week periods ended December 29, 2019 and December 30, 2018 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our shares of Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. We also maintain a website at www.sohohouse.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Soho House Holdings Limited

Index to Consolidated Financial Statements

January 3, 2021, December 29, 2019 and December 30, 2018

Page(s)
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements

Consolidated Balance Sheets as of January 3, 2021 and December 29, 2019	F-3-4

Consolidated Statements of Operations for the Fiscal Years Ended January 3, 2021, December 29, 2019 and December 30, 2018	F-5

Consolidated Statements of Comprehensive Loss for the Fiscal Years Ended January 3, 2021, December 29, 2019 and December 30, 2018	F-6

Consolidated Statements of Changes in Redeemable Shares and Shareholders’ Deficit for the Fiscal Years Ended January 3, 2021, December 29, 2019 and December 30, 2018	F-7-8

Consolidated Statements of Cash Flows for the Fiscal Years Ended January 3, 2021, December 29, 2019 and December 30, 2018	F-9-10

Notes to the Consolidated Financial Statements	F-11-72

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Soho House Holdings Limited

Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Soho House Holdings Limited (the “Company”) as of January 3, 2021 and December 29, 2019, the related consolidated statements of operations, comprehensive (loss) income, changes in redeemable shares and shareholders’ (deficit) equity, and cash flows for the 53-week period ended January 3, 2021 and each of the 52-week periods ended December 29, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 3, 2021 and December 29, 2019, and the results of its operations and its cash flows for the 53-week period ended January 3, 2021 and each of the 52 week periods ended December 29, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company’s auditor since 2008.

London, United Kingdom

April 7, 2021

Soho House Holdings Limited

Consolidated Balance Sheets

As of January 3, 2021 and December 29, 2019

(in thousands, except for par value and share data)	January 3, 2021	December 29, 2019
Assets
Current assets
Cash and cash equivalents	$52,887	$44,050
Restricted cash	7,083	12,265
Accounts receivable	9,659	21,837
Inventories	22,551	28,472
Prepaid expenses and other current assets	43,563	40,948

Total current assets	135,743	147,572
Property and equipment, net	669,650	589,723
Operating lease assets	961,787	901,772
Goodwill	201,482	191,177
Other intangible assets, net	107,844	106,711
Equity method investments, net	24,102	24,850
Deferred tax assets	377	127
Other non-current assets	3,460	3,045

Total non-current assets	1,968,702	1,817,405

Total assets	$2,104,445	$1,964,977

Liabilities, Redeemable Preferred Shares and Shareholders’ Deficit
Current liabilities
Accounts payable	$61,540	$45,387
Accrued liabilities	61,117	62,355
Current portion of deferred revenue	66,420	63,021
Indirect and employee taxes payable	15,743	16,664
Current portion of debt, net of debt issuance costs	82,302	50,224
Current portion of related party loans	611	22,579
Current portion of operating lease liabilities—sites trading less than one year	605	4,080
Current portion of operating lease liabilities—sites trading more than one year	26,036	15,371
Current portion of financing obligation	—	889
Other current liabilities	38,584	22,069

Total current liabilities	352,958	302,639
Debt, net of current portion and debt issuance costs	581,080	498,489
Property mortgage loans, net of debt issuance costs	114,798	114,100
Related party loans, net of current portion and imputed interest	17,595	14,264
Operating lease liabilities, net of current portion—sites trading less than one year	68,708	395,029
Operating lease liabilities, net of current portion—sites trading more than one year	994,849	566,598
Finance lease liabilities, net of current portion	73,558	70,345
Financing obligation, net of current portion	74,161	69,208
Deferred revenue, net of current portion	23,959	22,306
Deferred tax liabilities	1,299	2,277
Other non-current liabilities	368	9,575

Total non-current liabilities	1,950,375	1,762,191

Total liabilities	2,303,333	2,064,830

Redeemable preferred shares	14,700	14,700
Redeemable C ordinary shares, £1 par value, 25,000,000 shares authorized, 16,435,997 shares issued and outstanding at January 3, 2021, and 15,000,000 shares authorized, 6,933,004 shares issued and outstanding as of December 29, 2019 (Note 16)	160,405	67,416
Commitments and contingencies (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Soho House Holdings Limited

Consolidated Balance Sheets

As of January 3, 2021 and December 29, 2019

(in thousands, except for par value and share data)	January 3, 2021	December 29, 2019

Shareholders’ deficit

A ordinary shares, £1 par value, 168,286,537 A shares authorized, 166,575,991 issued and outstanding as of January 3, 2021, and 166,585,263 A shares authorized, 166,110,113 issued and outstanding as of December 29, 2019; B ordinary shares, £0.0001 par value, 4,469,417 B shares authorized, issued, and outstanding as of January 3, 2021, and December 29, 2019; C ordinary shares, £1 par value, 1,710,546 C ordinary shares authorized, issued and outstanding as of January 3, 2021; C2 ordinary shares, £1 par value, 3,326,048 C2 shares authorized, issued and outstanding as of January 3, 2021 and December 29, 2019; D ordinary shares, £0.0001 par value, 3,991,256 D shares authorized, 2,850,897 D shares issued and outstanding as of January 3, 2021 (Note 14, Note 16 and Note 17)

	265,181	262,532
Additional paid-in capital	72,755	48,461
Accumulated deficit	(757,103)	(528,642)
Accumulated other comprehensive (loss) income	(13,257)	26

Total shareholders’ deficit attributable to Soho House Holdings Limited	(432,424)	(217,623)
Noncontrolling interest	58,431	35,654

Total shareholders’ deficit	(373,993)	(181,969)

Total liabilities, redeemable preferred and ordinary shares, and shareholders’ deficit	$2,104,445	$1,964,977

The accompanying notes are an integral part of these consolidated financial statements.

Soho House Holdings Limited

Consolidated Statements of Operations

For the Fiscal Years Ended January 3, 2021, December 29, 2019, and December 30, 2018

(in thousands except for per share data)	January 3, 2021	December 29, 2019	December 30, 2018
Revenues
Membership revenues	$176,910	$167,582	$134,060
In-House revenues	126,774	312,330	271,392
Other revenues	80,692	162,123	169,853

Total revenues	384,376	642,035	575,305

Operating expenses
In-House operating expenses	(220,036)	(379,985)	(310,923)
Other operating expenses	(109,251)	(144,455)	(147,776)
General and administrative	(96,012)	(98,943)	(82,766)
Depreciation and amortization	(69,802)	(57,139)	(48,387)
Other	(44,005)	(20,371)	(17,838)

Total operating expenses	(539,106)	(700,893)	(607,690)

Operating loss	(154,730)	(58,858)	(32,385)
Other (expense) income
Business interruption income	—	—	650
Interest expense, net	(77,792)	(64,108)	(57,700)
Gain (loss) on sale of property and other, net	98	(1,340)	(639)
Share of (loss) profit of equity method investments	(3,627)	774	270

Total other expense, net	(81,321)	(64,674)	(57,419)

Loss before income taxes	(236,051)	(123,532)	(89,804)
Income tax benefit (expense)	776	(4,468)	(43)

Net loss	(235,275)	(128,000)	(89,847)
Net loss (income) attributable to noncontrolling interest	6,814	258	(1,509)

Net loss attributable to Soho House Holdings Limited	$(228,461)	$(127,742)	$(91,356)

Net loss per share attributable to A ordinary, B ordinary, C ordinary, and C2 ordinary shareholders—Basic and diluted	$(1.24)	$(0.76)	$(0.56)

The accompanying notes are an integral part of these consolidated financial statements.

Soho House Holdings Limited

Consolidated Statements of Comprehensive Loss

For the Fiscal Years Ended January 3, 2021, December 29, 2019, and December 30, 2018

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Net loss	$(235,275)	$(128,000)	$(89,847)
Other comprehensive (loss) income
Foreign currency translation adjustment	(13,283)	(9,205)	9,408

Comprehensive loss	(248,558)	(137,205)	(80,439)
Loss (income) attributable to noncontrolling interest	6,814	258	(1,509)
Foreign currency translation adjustment attributable to noncontrolling interest	(122)	(47)	(3)

Total comprehensive loss attributable to Soho House Holdings Limited	$(241,866)	$(136,994)	$(81,951)

The accompanying notes are an integral part of these consolidated financial statements.

Soho House Holdings Limited

Consolidated Statements of Changes in Redeemable Shares and Shareholders’ Deficit

For the Fiscal Years Ended January 3, 2021, December 29, 2019, and December 30, 2018

	Redeemable Preferred Shares		Redeemable C Ordinary Shares		Ordinary Shares
(in thousands except for share data)	Shares	Amount	Shares	Amount	A Ordinary Shares	B Ordinary Shares	C Ordinary Shares	C2 Ordinary Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Deficit Attributable to Soho House Holdings Limited	Noncontrolling Interest	Total Shareholders’ Deficit
As of January 1, 2018	10,000,100	$29,700	—	$—	166,585,263	4,469,417	—	—	$258,804	$22,930	$(307,905)	$(174)	$(26,345)	$(215)	$(26,560)
Net (loss) income	—	—	—	—	—	—	—	—	—	—	(91,356)	—	(91,356)	1,509	(89,847)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,478)	(1,478)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	2,238	2,238
Dividends paid on redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	(1,275)	—	(1,275)	—	(1,275)
Net change in cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	9,405	9,405	3	9,408

As of December 30, 2018	10,000,100	$29,700	—	$—	166,585,263	4,469,417	—	—	$258,804	$22,930	$(400,536)	$9,231	$(109,571)	$2,057	$(107,514)
Net loss	—	—	—	—	—	—	—	—	—	—	(127,742)	—	(127,742)	(258)	(128,000)
Noncontrolling interest related to the Scorpios Acquisition (Note 3)	—	—	—	—	—	—	—	—	—	—	—	—	—	24,081	24,081
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,484)	(1,484)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	11,211	11,211
Dividends paid on redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	(364)	—	(364)	—	(364)
Redemption of redeemable preferred shares	(100)	(15,000)	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of redeemable C ordinary shares	—	—	6,191,200	65,150	—	—	—	—	—	—	—	—	—	—	—
Conversion of A ordinary shares into redeemable C ordinary shares	—	—	475,150	5,000	(475,150)	—	—	—	(582)	(4,418)	—	—	(5,000)	—	(5,000)

The accompanying notes are an integral part of these consolidated financial statements.

Soho House Holdings Limited

Consolidated Statements of Changes in Redeemable Shares and Shareholders’ Deficit

For the Fiscal Years Ended January 3, 2021, December 29, 2019, and December 30, 2018

	Redeemable Preferred Shares		Redeemable C Ordinary Shares		Ordinary Shares
(in thousands except for share data)	Shares	Amount	Shares	Amount	A Ordinary Shares	B Ordinary Shares	C Ordinary Shares	C2 Ordinary Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Deficit Attributable to Soho House Holdings Limited	Noncontrolling Interest	Total Shareholders’ Deficit
Redeemable C ordinary shares issuance costs	—	—	266,654	(2,734)	—	—	—	—	—	—	—	—	—	—	—
Issuance of C2 ordinary shares	—	—	—	—	—	—	—	3,326,048	4,310	30,690	—	—	35,000	—	35,000
C2 ordinary shares issuance costs	—	—	—	—	—	—	—	—	—	(741)	—	—	(741)	—	(741)
Net change in cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(9,205)	(9,205)	47	(9,158)

As of December 29, 2019	10,000,000	$14,700	6,933,004	$67,416	166,110,113	4,469,417	—	3,326,048	$262,532	$48,461	$(528,642)	$26	$(217,623)	$35,654	$(181,969)
Net loss	—	—	—	—	—	—	—	—	—	—	(228,461)	—	(228,461)	(6,814)	(235,275)
Noncontrolling interest related to the Soho Restaurants Limited reorganization (Note 3)	—	—	—	—	—	—	—	—	—	—	—	—	—	2,095	2,095
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(465)	(465)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	27,839	27,839
Payment received for vested B ordinary shares	—	—	—	—	—	—	—	—	—	1,913	—	—	1,913	—	1,913
Conversion of related party loan to A ordinary shares	—	—	—	—	2,176,424	—	—	—	2,649	19,763	—	—	22,412	—	22,412
Issuance of redeemable C ordinary shares	—	—	9,502,993	94,000	—	—	—	—	—	—	—	—	—	—	—
Conversion of A ordinary shares into C ordinary shares	—	—	—	—	(1,710,546)	—	1,710,546	—	—	—	—	—	—	—	—
Redeemable C ordinary shares issuance costs	—	—	—	(1,011)	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation, net of tax	—	—	—	—	—	—	—	—	—	2,618	—	—	2,618	—	2,618
Net change in cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(13,283)	(13,283)	122	(13,161)

As of January 3, 2021	10,000,000	$14,700	16,435,997	$160,405	166,575,991	4,469,417	1,710,546	3,326,048	$265,181	$72,755	$(757,103)	$(13,257)	$(432,424)	$58,431	$(373,993)

The accompanying notes are an integral part of these consolidated financial statements.

Soho House Holdings Limited

Consolidated Statements of Cash Flows

For the Fiscal Years Ended January 3, 2021, December 29, 2019, and December 30, 2018

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Cash flows from operating activities
Net loss	$(235,275)	$(128,000)	$(89,847)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	69,802	57,139	48,387
Share-based compensation, net of tax	2,618	—	—
Income tax (benefit) expense	(776)	4,468	43
Loss on disposal of property and equipment and write-off of project costs	2,264	1,947	639
Increase in provision on Soho Restaurants Limited loan and receivables	—	10,210	—
Share of loss (profit) of equity method investments	3,627	(774)	(270)
Amortization of debt issuance costs	5,779	5,788	7,450
Loss on debt extinguishment	—	412	—
Imputed interest on interest free related party loans	1,608	2,002	1,904
Non-cash interest	25,717	13,717	11,884
Distributions from equity method investees	846	1,530	2,867
Guarantee provision	5,011	—	—
Changes in assets and liabilities:
Accounts receivable	10,582	(18,531)	9,469
Inventories	6,966	(8,750)	(5,150)
Operating leases, net	42,702	33,916	20,944
Other operating assets	(1,804)	11,576	(21,184)
Deferred revenue	3,297	13,904	22,497
Accounts payable and accrued and other liabilities	18,807	(2,833)	34,745

Net cash (used in) provided by operating activities	(38,229)	(2,279)	44,378

Cash flows from investing activities
Purchase of property and equipment	(128,939)	(147,955)	(129,399)
Proceeds from sale of property and equipment	—	47	910
Purchase of intangible assets	(10,501)	(13,746)	(7,610)
Acquisition of subsidiaries, net of cash acquired (Note 3)	1,138	(49,138)	—
Repayment from equity method investees	—	—	695
Investments in equity method investees	(1,568)	(201)	(319)
Property and casualty insurance proceeds received	—	216	406

Net cash used in investing activities	(139,870)	(210,777)	(135,317)

Cash flows from financing activities
Repayment of borrowings	(819)	(119,560)	(21,326)
Issuance of related party loans	513	18,598	12,930
Repayment of related party loans	—	(16,614)	—
Proceeds from borrowings	55,112	223,625	87,980
Payments for debt issuance costs	(904)	(7,664)	(1,621)
Proceeds from finance leases	104	226	—
Principal payments on finance leases	(230)	(282)	(1,823)
Proceeds from financing obligation	3,652	23,798	20,883
Principal payments on financing obligation	—	(1,709)	—
Distributions to noncontrolling interest	(465)	(1,484)	(1,478)
Contributions from noncontrolling interest	27,839	11,211	2,238
Dividends paid on redeemable preferred shares	—	(364)	(1,275)
Redeemable preferred shares redeemed	—	(15,000)	—
Payment received for vested B ordinary shares	1,913	—	—
Proceeds from issuance of shares, net of issuance costs (Notes 15 and 16)	92,989	82,177	15,000

Net cash provided by financing activities	179,704	196,958	111,508

The accompanying notes are an integral part of these consolidated financial statements.

Soho House Holdings Limited

Consolidated Statements of Cash Flows

For the Fiscal Years Ended January 3, 2021, December 29, 2019, and December 30, 2018

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Effect of exchange rates on cash, cash equivalents, and restricted cash	2,050	956	(2,278)

Net increase (decrease) in cash, cash equivalents, and restricted cash	3,655	(15,142)	18,291

Cash, cash equivalents and restricted cash
Beginning of year	56,315	71,457	53,166

End of year	$59,970	$56,315	$71,457

Supplemental disclosures:
Cash paid for interest, net of interest capitalized	$28,543	$42,740	$37,174
Cash paid for income taxes	1,697	5,810	317

Supplemental disclosures of non-cash investing and financing activities:
Operating lease assets obtained in exchange for new operating lease liabilities	$67,235	$343,558	$178,430
Non-cash capitalized interest under financing obligation	—	—	1,876
Conversion of related party loan to A ordinary shares (Note 12)	22,412	—	—
Contingent consideration for Scorpios Acquisition (Note 3)	—	1,231	—
Non-cash additions to equity-method investments (Note 5)	—	8,732	—
Accrued liability converted into long-term debt (Greek Street properties)	—	—	6,575
Accrued capital expenditures	11,723	18,738	6,143

The accompanying notes are an integral part of these consolidated financial statements.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

1.	Nature of the Business

Soho House Holdings Limited is a global membership platform of physical and digital spaces that connects a vibrant, diverse group of members from across the world. These members use the platform to both work and socialize, to connect, create, have fun and drive a positive change. Our members engage with us through our global portfolio of 27 Soho Houses, nine Soho Works, The Ned in London, Scorpios Beach Club in Mykonos, Soho Home, our interiors and lifestyle retail brand, and our digital channels. Since the opening of our House in the Soho district of London in 1995, we have successfully identified the demand for a premium membership offering that caters to a progressive, creative and diverse global audience. Today, we are a community of more than 113,500 creative and loyal individuals, each of whom pays an annual membership fee for access to a network of distinctive and carefully curated Houses, across North America, the United Kingdom, Europe and Asia, which serve as the cornerstone of our member experience. We enhance our member experience through our digital channels, including our app (the ‘SH.APP’) and our website. Annually, we host thousands of physical and digital member events worldwide, spanning film, fashion, art, food and drink, well-being, work and music – and help our members forge connections to bring them closer together.

In January 2012, affiliates of the Yucaipa Companies, LLC acquired 58.9% of the outstanding equity interests of what is now Soho House Holdings Limited (the “Acquisition”) through a series of transactions. The Acquisition was accounted for using the acquisition method of accounting which resulted in a new basis for the assets acquired and liabilities assumed.

Soho House Holdings Limited was formed on December 15, 2017 with one share issued to Yucaipa American Alliance Fund II. Soho House Holdings Limited is a Jersey limited company that is tax domiciled in the United Kingdom (“UK”). On December 28, 2017, Soho House Holdings Limited undertook a series of reorganization transactions among entities under common control (“Reorganization Transactions”), whereby affiliates of the Yucaipa Companies, LLC, Mr. Richard Caring, and Mr. Nick Jones contributed their shares in Soho House & Co Limited to Soho House Holdings Limited and, in return, received Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares in proportion to their previous ownership of the Class A Ordinary Shares and Class B Ordinary Shares in Soho House & Co Limited. The Class C Ordinary Shares and Class D Ordinary Shares were cancelled on December 28, 2017, as part of the Soho Restaurants Limited disposal. Soho House Holdings Limited did not have any operations prior to the completion of the Reorganization Transactions.

The consolidated entity presented is referred to herein as “Soho House”, “we”, “us”, “our”, or the “Company”, as the context requires and unless otherwise noted.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. The Company’s significant estimates relate to the valuation of financial instruments, equity method investments, the measurement of goodwill and intangible assets, contingent liabilities, income taxes, leases, long-lived assets and the period over which revenue from one-time member registration fees is recognized. Although the estimates have been prepared using management’s best judgment and management believes that the estimates used are reasonable, actual

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

results could differ from those estimates and such differences could be material. For example, the impact of the coronavirus (“COVID-19”) pandemic has had, and could continue to have, a significant impact on our results of operations. The extent to which the COVID-19 pandemic impacts our business, financial condition, results of operations, cash flows and liquidity may differ from management’s current estimates due to inherent uncertainties regarding the duration and further spread of the pandemic, actions taken to contain the virus, as well as, how quickly and to what extent normal economic and operating conditions resume.

We operate on a fiscal year calendar consisting of a 52 or 53-week period ending on the last Sunday in December or the first Sunday in January of the next calendar year. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations.

Our 2018 fiscal year ended on December 30, 2018 (“Fiscal 2018”), our 2019 fiscal year ended on December 29, 2019 (“Fiscal 2019”), and our 2020 fiscal year ended on January 3, 2021 (“Fiscal 2020”). Fiscal 2018 and Fiscal 2019 were 52-week years, and Fiscal 2020 was a 53-week year.

Going Concern

The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for at least a period of one year after the date these financial statements are issued, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our Houses. During the fiscal year ended January 3, 2021, the Company incurred a consolidated net loss of $235 million and negative cash flows from operations of $38 million. As of January 3, 2021, the Company had an accumulated deficit of $757 million. As of January 3, 2021, we had cash and cash equivalents of $53 million, and restricted cash of $7 million.

In addition, since March 2020, the COVID-19 pandemic has significantly impacted our business and we have had to temporarily close some or all of our Houses, hotels and public restaurants, at different times due to the ongoing effects of the pandemic, which has and will continue to have an impact on our revenues. At the date of issuance of these financial statements, our UK Houses remain closed due to continued lockdowns but where possible our Houses are open, but with restrictions on operating capacity, in most of our other geographies.

In assessing the going concern basis of preparation of the consolidated financial statements for the fiscal year ended January 3, 2021, we have taken into consideration detailed cash flow forecasts for the Company, the Company’s forecast compliance with bank covenants, and the continued availability of funding to the Company from banks and shareholders.

We have considered the impact of the COVID-19 pandemic on the Company and the resultant global economic uncertainties and have undertaken a re-assessment of the cash flow forecasts covering a period of at least 12 months from the date these financial statements are issued. Cash flow forecasts have been prepared based on a range of scenarios including, but not limited to, no further debt or equity funding, the timing of a full re-opening of our Houses staggered and/or deferred to the end of the calendar year, cost reductions, both limited and extensive, and a combination of these different scenarios. We have assessed the sensitivity analysis on cash flows, and in order to finance these cash flow forecasts, we have completed a series of positive financing events since the year end, including issuance of new senior secured notes in an aggregate amount equal to $295 million, €62 million ($73 million) and £53 million ($73 million) and

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

$175 million of senior preferred shares. The senior secured notes include an option for the Company to issue additional notes in an aggregate amount of up to $100 million on or prior to March 31, 2022, while the senior preference shares include an option for the Company to issue additional shares totaling $75 million at any time up to six months from March 31, 2021. The proceeds from the senior secured notes and senior preference shares have been used to repay all amounts outstanding under the Permira Senior Facility and the US government-backed bank loan. See Note 23, Subsequent Events, for additional information.

We believe that the completed working capital events, our projected cash flows and the actions available to management to further control expenditure, as necessary, provide the Company with sufficient working capital (including cash and cash equivalents) to achieve its plans to recover from the impact of the pandemic, subject to the following key factors:

•	the timing of re-opening of Houses in a manner that is compliant with local laws and regulations, as well as anticipated demand;

•	the level of in-House sales activity (primarily sales of food and beverage) that, even after opening, may be subject to reduced capacity as a result of on-going restrictions;

•	the continued high level of membership retention and renewals (which has been evidenced throughout the pandemic); and

•	the implementation of extensive cost reduction measures that continue to support the timing of House re-openings and anticipated levels of capacity.

While the impact of lockdowns and other restrictions may continue beyond current expectations and impact the Company’s ability to open Houses and return to a level of operation consistent with pre COVID-19 within the timeframes assumed in management’s detailed cash flow forecasts, we believe that the Company has sufficient financial resources together with an established and cash generative business model, and access to capital.

Based on the available cash as a result of completed financing events discussed above, and the measures that have been put in place to control costs, we believe that the Company is able to continue in operational existence, meet its liabilities as they fall due, operate within its existing facilities, and meet all of its covenant requirements for a period of at least twelve months from the date these financial statements are issued.

Based on the above, the consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, we continue to adopt the going concern basis in preparing the consolidated financial statements for the fiscal year ended January 3, 2021.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Soho House Holdings Limited and its subsidiaries, as well as certain consolidated variable interest entities (“VIEs”) for which the Company is considered the primary beneficiary (see Note 4, Consolidated Variable Interest Entities). Other parties’ interests in entities that the Company consolidates are reported as noncontrolling interests within shareholders’ deficit. Net loss and each component of other comprehensive (loss) income are attributed to the owners of the Company and to any noncontrolling interests. All intra-company assets and liabilities, equity, income, expenses and cash flows are eliminated in full on consolidation.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Equity Method Investments

The Company’s equity method investments consist of investments in which the Company does not control the investee but can exert significant influence over the financial and operating policies, as well as joint ventures where there is joint control (and in both cases if the investee is a VIE, where the Company is not the primary beneficiary of the VIE). The ability to exert significant influence is generally considered to exist when the Company owns between 20% and 50% of voting equity securities of the investee, in the case of corporate entities.

When the Company sells an interest in a subsidiary which then becomes an equity method investment, the retained interest is remeasured at fair value.

Investments are initially recognized at cost when purchased for cash, or at the fair value of shares received when acquired. The investments are subsequently carried at cost adjusted for the Company’s share of net income or loss and other changes in comprehensive income (loss) of the joint venture, less any dividends or distributions received by the Company. The investments are presented as equity method investments in the consolidated balance sheets. Income or loss from these investments is recorded as a separate line item in the consolidated statements of operations. Intercompany profits or losses associated with the Company’s equity method investments are eliminated until realized by the investee in transactions with third parties. Where distributions from equity-method investees and the Company’s share of investee losses are in excess of the carrying amount of the investment (including, where applicable, advances made by the Company to the investee), after the Company’s equity-method investment balance is reduced to zero, additional losses are recognized to the extent that the Company has guaranteed the investee’s obligations or has otherwise incurred legal or constructive obligations or has made payments on behalf of the investee.

The Company considers whether its equity method investments are impaired when events or circumstances suggest that the carrying amount may not be recoverable. An impairment charge is recognized in the consolidated statements of operations for a decline in value that is determined to be other-than-temporary. Once a determination is made that an other-than-temporary impairment exists, the investment is written down to its fair value. There were no other-than-temporary impairments recorded during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018.

Variable Interest Entities

The Company analyzes its variable interests, including loans, guarantees, and equity investments, to determine if the entity in which the Company has a variable interest is a VIE. For those entities determined to be VIEs a quantitative and qualitative analysis is performed to determine if the Company will be deemed the primary beneficiary. The primary beneficiary of a VIE is defined as the variable interest holder that has a controlling financial interest in the VIE. A controlling financial interest is defined as one that has i) the power to direct the activities of the VIE that most significantly impact its economic performance and ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.

In evaluating whether the Company has the power to direct the activities of a VIE that most significantly impact its economic performance, the Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and the relevant development, ownership interest, operating, management and financial agreements. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affect the entity’s future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The Company consolidates those entities in which it is determined to be the primary beneficiary. If the Company is not determined to be the primary beneficiary but can exercise significant influence over these entities, these investments are accounted for under the equity method of accounting.

Concentration of Credit Risk

Credit risk is the risk of loss from amounts owed by customers and financial counterparties. Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents, restricted cash, accounts receivable, and other receivables.

The Company maintains cash, cash equivalents, and restricted cash with major financial institutions. The Company’s cash, cash equivalents, and restricted cash consist of bank deposits held with banks that, at times, exceed federally insured limits. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid investments with original maturities, when purchased, of three months or less.

Restricted Cash

Restricted cash represents cash that is not available to the Company due to restrictions related to its use. As of January 3, 2021 and December 29, 2019, restricted cash related primarily to balances with the Company’s payments service provider, financing arrangements for the Soho Beach House in Miami, and security deposits.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown on the consolidated statements of cash flows (in thousands).

	January 3, 2021	December 29, 2019
Cash and cash equivalents	$52,887	$44,050

Restricted cash in current assets	7,083	12,265

Total cash, cash equivalents, and restricted cash shown on the consolidated statement of cash flows	$59,970	$56,315

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable include amounts due from customers in connection with the Company’s in-house building service whereby the Company extends credit, generally without requiring collateral, based on its evaluation of the customer’s financial condition. Accounts receivable also include amounts due from customers, guests and members relating to services rendered. Any allowance for doubtful accounts includes management’s estimate of the amounts expected to be uncollectible on specific accounts receivable, taking into account the creditworthiness of the counterparty, the aging of the outstanding balance, and historical recoverability patterns. Allowance for doubtful accounts was $3 million as of January 3, 2021, and $4 million as of December 29, 2019.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

While the Company has a concentration of credit risk in relation to certain customers, this risk is mitigated by payments on account and credit checks on customers. Typically, accounts receivable have terms ranging from 0-60 days and do not bear interest. As of January 3, 2021, there was one customer which individually accounted for more than 10% of trade receivables (13%); there were no customers which individually accounted for more than 10% of revenue during the fiscal year then ended. As of December 29, 2019, there was one customer which individually accounted for more than 10% of trade receivables (18%); there were no customers which individually accounted for more than 10% of revenue during the fiscal year then ended.

Inventories

Inventories are valued at the lower of cost or net realizable value and cost is determined using a weighted-average cost method. Inventories consist of raw materials, service stock and supplies (primarily food and beverage), and finished goods which are externally sourced. Raw materials and service stock and supplies totaled $8 million and $10 million as of January 3, 2021 and December 29, 2019, respectively. Finished goods totaled $15 million and $19 million as of January 3, 2021 and December 29, 2019, respectively. The Company records a reserve for obsolete or unusable inventory, where applicable. The reserve was less than $1 million and $1 million as of January 3, 2021 and December 29, 2019, respectively.

Property and Equipment

Property and equipment relate to buildings for owned Houses, leasehold improvements for leased Houses, fixtures and fittings and other office equipment. Property and equipment are recorded at cost, or if acquired in a business combination, at fair value as of the acquisition date, less accumulated depreciation. Costs of improvements that extend the economic life or improve service potential are capitalized. Capitalized costs are depreciated over the assets’ estimated useful lives. Costs for normal repairs and maintenance are expensed as incurred. The carrying amounts of assets sold or retired and the related accumulated depreciation are eliminated in the year of disposal, with resulting gains or losses included in (gain) loss on sale of property and other, net.

Depreciation is recorded using the straight-line method over the assets’ estimated useful lives, which are generally as follows:

Buildings	50-100 years
Leasehold improvements	Lesser of useful life or remaining lease term
Fixtures and fittings	2-5 years
Office equipment and other	2-4 years
Finance lease property	Over reasonably assured lease term

Depreciation expense is included in depreciation and amortization in the accompanying consolidated statements of operations.

Assets under construction relate mainly to the build out of future Houses, are stated at cost and depreciation begins when the asset is placed in service. For property under construction, the Company capitalizes all specifically identifiable costs related to development activities, as well as interest costs incurred while activities necessary to get the property ready for its intended use are in progress. During the fiscal year ended January 3, 2021, the capitalized interest was immaterial. During the fiscal years ended December 29, 2019 and December 30, 2018, the Company capitalized interest totaling $4 million and $3 million, respectively.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Impairment of Property and Equipment

The Company reviews its property and equipment for impairment indicators at each reporting date. Impairment losses are required to be recorded for long-lived assets to be held and used by the Company when indicators of impairment are present and the carrying value of the assets exceeds the future undiscounted cash flows estimated to be generated by those assets. When an asset group to be held and used by the Company is determined to be impaired, the related carrying amount of the asset is adjusted to its estimated fair value. Recoverability of long-lived assets is measured by comparison of (i) the carrying amount of assets to (ii) the future undiscounted cash flows that the assets are expected to generate over their remaining lives. If the carrying amount of the assets is not recoverable, the amount of impairment, if any, is measured as the difference between the carrying value and the fair value of the impaired assets. If the Company determines that the remaining useful life is shorter than originally estimated, it amortizes the remaining carrying value over the new shorter useful life. Impairment losses were less than $1 million during each of the fiscal years ended January 3, 2021 and December 29, 2019. No impairment losses were recorded during the fiscal year ended December 30, 2018.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting. The consideration transferred in a business combination is measured as the aggregate of the acquisition date fair values of the assets transferred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable tangible and intangible assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total consideration transferred, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the consideration transferred is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operations as a gain. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed. See Note 3, Acquisitions, for additional information.

Intangible Assets with Finite Useful Lives

The Company has certain finite lived intangible assets that were initially recorded at their fair values at the time of the Acquisition. These intangible assets consist primarily of brand names, membership lists, internally developed software and trademarks. Intangible assets with finite useful lives, which have a weighted-average life of 19 years, are amortized using the straight-line method over their estimated useful lives.

All finite lived intangible assets are reviewed for impairment when circumstances indicate that their carrying amounts may not be recoverable; for example, when there are material adverse changes in projected revenues or expenses, significant underperformance relative to historical or projected operating results, or significant negative industry or economic trends. The Company evaluates recoverability of a finite lived intangible asset by comparing its carrying value to its estimated fair value, which is determined through the income approach, the market approach or another appropriate method based on the circumstances. If a finite lived intangible asset’s estimated current fair value is less than its respective carrying value, the excess of the carrying value over the estimated fair value is recognized as an impairment loss in the consolidated statements of operations.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

House closures and uncertainties surrounding re-opening procedures associated with the COVID-19 pandemic constituted a triggering event for testing whether intangible assets were impaired. The Company performed a quantitative assessment as of the first quarter of Fiscal 2020. No impairment losses were recorded during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018.

Costs incurred during the application development stage for internal-use software are capitalized. Capitalized website development costs and internal-use software costs are amortized using the straight-line amortization method over the estimated useful life of the applicable software.

Goodwill

The Company has recorded goodwill in connection with the Acquisition. In addition, the Company recognized goodwill as a result of the acquisition of a business in Mykonos, Greece during the fiscal year ended December 29, 2019, as described further in Note 3, Acquisition.

Goodwill is not amortized, but instead is tested for impairment annually. The Company assesses goodwill for potential impairment on the first day of the fourth fiscal quarter, or during the year if an event or other circumstances indicate that the Company may not be able to recover the carrying amount of the net assets of the reporting unit. A reporting unit is an operating segment or one level below the operating segment level, which is referred to as a component. The Company identifies its reporting units by assessing whether components (i) have discrete financial information available; (ii) engage in business activities; and (iii) have a segment manager who regularly reviews the component’s operating results. Net assets and goodwill of acquired businesses are allocated to the reporting unit(s) associated with the acquired business based on the anticipated organizational structure of the combined entities. If two or more components are deemed economically similar, those components are aggregated into one reporting unit when performing the annual goodwill impairment review. As of January 3, 2021 and December 29, 2019, the Company had three reporting units with a goodwill balance.

In evaluating goodwill for impairment, the Company may first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. Qualitative factors that the Company considers include, for example, macroeconomic and industry conditions, overall financial performance, and other relevant entity-specific events. If the Company bypasses the qualitative assessment or concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a quantitative goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment that will be recognized, if any.

Subsequent to the adoption of ASU 2017-04, Simplifying the Test for Goodwill Impairment, on January 1, 2018 (as further described below), when performing the quantitative goodwill impairment test the Company compares the estimated fair value of each of its reporting units with their respective carrying values. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired. If, however, the estimated fair value of a reporting unit is less than its carrying amount, the excess of the carrying value of the reporting unit over its fair value is recognized as a goodwill impairment.

While the Company tests its goodwill for impairment at least annually, it will test its goodwill for impairment if an event occurs or circumstances change which are considered to be a triggering event that would more likely than not reduce a reporting unit’s fair value below its carrying amount. House closures and uncertainties surrounding re-opening procedures associated with the COVID-19 pandemic constituted a triggering event for testing whether goodwill was impaired. The Company performed a quantitative assessment as of the first quarter of Fiscal 2020 and determined that no goodwill impairment existed. As of

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

the first day of the fourth quarter of Fiscal 2020, the Company performed a qualitative goodwill assessment and concluded it was more likely than not that the fair value of the Company’s reporting units which carry goodwill exceeds their respective carrying amounts. As a result of the year-end assessment, the Company determined that no indicators of goodwill impairment exist and no further impairment assessment was necessary. Prior to Fiscal 2020, the Company performed a qualitative assessment for impairment on each reporting unit’s goodwill and determined that no goodwill impairment existed.

When performing a quantitative goodwill impairment assessment, the estimated fair value of a reporting unit is calculated using the income approach. For the income approach, the Company uses internally developed discounted cash flow models that include the following assumptions, among others: projections of revenues, expenses, and related cash flows based on assumed long-term growth rates and demand trends; expected net working capital and capital expenditure requirements; and estimated discount rates.

Leases

The Company has entered into lease agreements for its Houses, hotels, restaurants, spas and other properties. The Company accounts for its leases under ASU 2016-02, Leases (Topic 842).

The Company determines the initial classification and measurement of its right-of-use assets and lease liabilities at the lease commencement date and thereafter, if the leases are modified. The lease term includes any renewal options and termination options that the Company is reasonably assured to exercise. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its incremental borrowing rate. The incremental borrowing rate is determined by using a portfolio approach based on the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment.

Rent expense for operating leases is recognized on a straight-line basis over the reasonably assured lease term based on the total lease payments and is included in other in-house operating expenses and other operating expenses in the consolidated statements of operations.

The Company recognizes the amortization of the right-of-use asset for its finance leases on a straight-line basis over the reasonably assured lease term in depreciation and amortization in the consolidated statements of operations. The interest expense related to finance leases is recognized using the effective interest method and is included within interest expense, net.

For all leases, rent payments that are based on a fixed index or rate at the lease commencement date are included in the measurement of right-of-use assets and lease liabilities at the lease commencement date. Rent payments that vary based on the outcome of future indices, rates, or the Company’s revenues are expensed in the period incurred.

The Company has previously elected the practical expedient to not separate lease and non-lease components. The Company’s non-lease components are primarily related to property maintenance, which varies based on future outcomes, and thus is recognized in rent expense when incurred. In addition, the Company elected to exclude short-term leases, or leases with a term of twelve months or less that do not contain a purchase option that the Company is reasonably certain to exercise, from the right-of-use asset and lease liability balances.

During Fiscal 2020 and as part of our overall plan to improve liquidity during the COVID-19 pandemic, the Company negotiated with certain lessors to defer or waive certain rent payments on leased buildings. Cash payment deferrals and waivers have been separately recorded in the period arrangements occurred, and

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

therefore, there have been no remeasurements to the lease liabilities and right-of-use assets associated with the sites that received concessions. The Company accounted for the deferrals of lease payments as if there are no changes in the lease contract. Deferred amounts have been recognized in accounts payable and subsequent reversals will occur once the payments are made. As of January 3, 2021, $20 million was recorded in accounts payable on our consolidated balance sheets related to deferred lease payments.

Sale Leaseback Transactions

The Company accounts for a transaction as a sale of an asset and a leaseback of that asset only if the buyer-lessor obtains control of the asset in accordance with the provisions of ASC 606, Revenue from Contracts with Customers (Topic 606). In these circumstances, the Company (as the seller-lessee) derecognizes the carrying amount of the asset, recognizes the transaction price for the sale, and accounts for the lease in accordance with Topic 842. When a sale and leaseback transaction does not qualify for sale accounting, the Company does not derecognize the underlying asset and accounts for the transaction as a financing obligation.

Debt Issuance Costs

Debt issuance costs relate to the Company’s debt instruments. These costs are reflected as a deduction from the carrying amount of the related debt instrument, including the Company’s revolving credit facility. Debt issuance costs are deferred and amortized over the term of the related debt instrument using the effective interest method. As of January 3, 2021, and December 29, 2019, these costs totaled $9 million and $14 million, respectively. Amortization expense associated with debt issuance costs (excluding write-offs recognized upon extinguishment of debt), which is included within interest expense, net, totaled $6 million, $6 million, and $7 million for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Fair Value Measurements

The Company has various financial instruments measured at fair value on a periodic basis for disclosure purposes. See Note 13, Fair Value Measurements, for further information. The Company also applies the fair value measurement framework to various nonrecurring measurements for its financial and nonfinancial assets and liabilities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (an exit price). The Company uses the three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability and may be considered observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized below.

Level 1	Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Level 2	Valuation is based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Level 3	Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety. Proper classification of fair value measurements within the valuation hierarchy is considered each reporting period. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

Revenue Recognition

The Company recognizes revenue in accordance with Topic 606. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Topic 606. The majority of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. There is no variable consideration or obligations for returns or refunds, and no other related obligations in the Company’s contracts.

Payment terms and conditions vary by contract type and may include a requirement of payment up to 45 days (as described further below). In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component.

The Company’s revenues are primarily derived from the following sources and are recognized when or as the Company satisfies a performance obligation by transferring a good or service to a customer.

Membership Revenues

Membership revenues are comprised of annual membership fees and one-time initial registration fees paid by members related to the Company’s hospitality and accommodation services.

Memberships are offered on an annual basis for access to Houses. Annual membership fees are paid annually, quarterly or monthly and are deferred and recognized over the term to which the payment relates. Revenue is measured based on the amount invoiced for the member’s annual membership fee. The current portion of deferred revenue relates primarily to annual membership fees. There is no non-current deferred revenue relating to annual membership fees.

One-time registration fees are non-refundable and are invoiced to the member on their acceptance of membership. Such registration fees are recognized as non-current deferred revenue upon payment, and are recognized as revenue over the estimated average membership life of 20 years. Registration fees of $1 million and $1 million were recognized as revenue in the fiscal years ended January 3, 2021 and December 29, 2019, respectively. Registration fees of less than $1 million were recognized as revenue in the fiscal year ended December 30, 2018. As of January 3, 2021 and December 29, 2019, current deferred revenue related to one-time registration fees totaled $1 million and $1 million, respectively, and non-current deferred revenue related to such fees totaled $24 million and $22 million, respectively.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

In-House Revenues

In-House revenues represent all revenues realized within our Houses and primarily include revenues from food and beverage, accommodation, and spa products and treatments.

Revenue from food and beverage sales in the Company’s Houses is measured based on the amount invoiced for food and beverage purchased by the customer. Revenues are recognized when the goods are consumed. Payment is collected from the customer at the same time as the performance obligation is satisfied and, therefore, there are no material receivables, contract assets or contract liabilities related to food and beverage sales.

Hotel accommodation revenue is recognized when the rooms are occupied. Revenue is measured based on the amount invoiced for the room as specified in the contract when the room booking is made. Deposits received in advance of the hotel accommodation are deferred as contract liabilities and recognized as revenue when the customer occupies the room. As of January 3, 2021 and December 29, 2019, advance deposits of $7 million and $9 million, respectively, were recorded as accrued liabilities on the consolidated balance sheets.

Retail sales represent sales of goods and services, including from spas and cinema properties. Revenue from these transactions is recognized at the point in time when the goods and services have been delivered or rendered. Sales made online include shipping revenue and are recognized on dispatch to the customer. Payment terms with respect to retail sales and wholesale sales range from immediate payment at point of sale up to approximately 45 days. Amounts invoiced to customers for completed sales are recorded within accounts receivable on the consolidated balance sheets.

Other Revenues

Other revenues include all revenues that are not realized within our Houses. This includes revenues from our stand-alone restaurants, such as Cecconi’s in West Hollywood, as well as design fees from Soho House Design (“SHD”), Soho Home, retail Cowshed products and development fees from The Ned. For further information regarding the Company’s relationship with The Ned, refer to Note 4, Consolidated Variable Interest Entities.

Revenue recognized from Soho House Design totaled $14 million, $23 million, and $54 million for the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively. During the fiscal year ended December 29, 2019, Soho House Design ceased providing build-out services as a result of the Company’s decision to shift strategic focus to the higher-margin design services. Some of SHD’s build-out services are provided as part of the Company’s in-house development activities (including to certain related parties as described in Note 22, Related Parties), which do not generate revenues from third parties. Soho House Design’s revenues relating to build-out contracts from unaffiliated third parties were immaterial during the fiscal year ended January 3, 2021. The percentage of Soho House Design revenues relating to build-out contracts from unaffiliated third parties was 11%, and 4% during the fiscal years ended December 29, 2019 and December 30, 2018, respectively.

Build-out and design contracts consist of a single performance obligation which is satisfied over time as the design and build work is completed and verified by third party contractors against specified contract milestones (output method of progress). The Company invoices for the work completed in accordance with the payment terms of the customer’s contract.

Sponsorship income is recognized upon the successful completion of the related event. Food and beverage sales from restaurants not located in one of the Company’s Houses or hotels are recognized in a manner similar to In-House food and beverage sales, as previously described.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Practical Expedients

The Company applies the practical expedient not to disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Company expects to recognize that amount as revenue. In addition, the Company applies the practical expedient and does not disclose information about remaining performance obligations for contracts that have original expected durations of one year or less.

Government Grants

Throughout Fiscal 2020, as a result of impacts from the COVID-19 pandemic, governmental agencies in the United Kingdom and other European countries provided the Company grants primarily to support payroll needs. These government grants are exclusive of funds received under the Paycheck Protection Program enacted by the U.S. Coronavirus Aid, Relief, and Economic Security Act, which are accounted for as a borrowing (refer to Note 12, Debt, for more information). Government grants are recognized when there is reasonable assurance that cash will be received and that conditions attached to the grant have been met. Such government grants totaled $26 million during the fiscal year ended January 3, 2021 and are presented as a reduction of payroll expenses within in-House operating expenses ($19 million) and general and administrative expense ($7 million) on the consolidated statements of operations.

Interest Expense

Interest expense is charged to the consolidated statements of operations over the term of the debt such that the amount charged is at a constant rate on the carrying amount (i.e. using the effective interest method). Interest expense includes the amortization of debt issuance costs, which are initially recognized as a reduction in the proceeds of the associated debt instrument, and interest expense on finance leases.

Business Interruption and Other Insurance Claims

The Company maintains insurance policies to cover business interruption and property damage with terms that it believes to be adequate and appropriate. When the Company receives proceeds from the insurance claim in connection with property damage, which reimburses the replacement cost for repair or replacement of damaged assets, the proceeds are recognized as a reduction against the value of the assets written off. Business interruption proceeds which reimburse the time-element of actual costs and lost profits following damage to property are recognized as non-operating income. Business interruption proceeds related to the cost to expedite repairs, retention pay to workers temporarily displaced, and additional expenses to stay in business following damage to property are recognized as a reduction of the related expense line item. If there are any outstanding receivables in respect of insurance recoveries, they are recognized only when the Company deems collection to be virtually certain.

Income Taxes

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not to be sustained, based on the technical merits and considerations of the relevant taxing authorities’ widely understood administrative practices and precedence. The Company recognizes accrued interest and penalties for any unrecognized tax benefits as a component of income tax (benefit) expense.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Income tax (benefit) expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values of assets and liabilities used for financial reporting purposes and amounts used for taxation purposes and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, management considers all available evidence for each jurisdiction, including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to income tax (benefit) expense in the period in which such determination is made.

The amount of deferred tax recognized in any period is based on tax rates enacted as of the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted. The Company classifies all deferred tax assets and liabilities, including any related valuation allowance, as non-current on the consolidated balance sheets.

Indirect Taxes

The Company remits sales, value added and other indirect taxes to various taxing jurisdictions as a result of revenue earned from the sale of products and services to customers. Specific sales tax rates applicable to the Company’s products and services vary by taxing jurisdiction. The Company records sales, value added and other indirect taxes as liabilities when incurred. Revenue is recognized net of sales, value added and other indirect taxes.

Foreign Currency and Operations

The functional currency of Soho House Holdings Limited is the British pound sterling (“GBP”) and the consolidated financial statements are presented in United States dollars (“USD”).

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The functional currency is the currency of the primary economic environment in which an entity’s operations are conducted. The functional currency of the Company’s subsidiaries is generally the same as their local currency. The Company translates the financial statements of its subsidiaries into the presentation currency using exchange rates in effect on the balance sheet date for assets and liabilities and average exchange rates for the period for statement of operations accounts, with the difference recognized in accumulated other comprehensive (loss) income. The following exchange rates were used to translate the financial statements of the Company and its foreign subsidiaries into USD:

	January 3, 2021	December 29, 2019	December 30, 2018
Great Britain pound sterling	$1.37	$1.31	$1.27
Canadian dollar	0.78	0.77	0.73
Euro	1.22	1.12	1.14
Hong Kong dollar	0.13	0.13	0.13
Israeli new shekel	0.31	0.29	—

	For the fiscal year ended January 3, 2021	For the fiscal year ended December 29, 2019	For the fiscal year ended December 30, 2018
Great Britain pound sterling	$1.28	$1.28	$1.34
Canadian dollar	0.74	0.75	0.77
Euro	1.14	1.12	1.18
Hong Kong dollar	0.13	0.13	0.13
Israeli new shekel	0.29	0.28	—

Foreign currency transaction gains and losses are included in other in the consolidated statements of operations. The Company recorded foreign currency transaction net gains of $3 million, net gains of $3 million, and net losses of $1 million during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively.

Pre-Opening Expenses

Pre-opening expenses include costs associated with the acquisition, opening, conversion and initial setup of new and converted sites, including rent, overhead expenses, pre-opening marketing and incremental wages to support the “ramp up” period of time to support the site in the initial period following opening. These costs are expensed as incurred and are included in general and administrative expense in the consolidated statements of operations. These costs amounted to $21 million, $23 million, and $20 million for the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively.

Advertising Costs

The cost of advertising and media is expensed as incurred. For the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, advertising costs totaled $4 million, $6 million, and $3 million, respectively. Advertising costs are included in general and administrative expense in the consolidated statements of operations.

Share-Based Compensation

In January 2012, in conjunction with the Acquisition, Soho House & Co Limited issued 4,469,417 B ordinary shares to its founder and CEO, with a weighted-average grant date fair value of $0.33 (£0.21) per

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

share. These shares were restricted upon issuance and were scheduled to vest annually in equal installments over a five-year service period, or cliff-vest at the time of a change of control transaction, if earlier. This issuance of shares was accounted for similar to a stock option due to the consideration associated with the shares being due at the time of such shares being transferred or sold or, if earlier, December 31, 2020. All B ordinary shares became fully vested on January 12, 2017 and the Company received payment in full for the stock issuance. No share-based compensation expense has been recognized with respect to the B ordinary shares in any of the periods presented.

In August 2020, the Company established the 2020 Equity and Incentive Plan (the “Plan”) under which Share Appreciation Rights (”SARs”) and Growth Shares were issued to certain of its employees. The awards are settled in ordinary D shares and the Company can grant up to 9,978,143 ordinary D shares under the Plan. As of January 3, 2021, 1,590,249 were available for future awards. See Note 14, Share-Based Compensation, for additional information.

Share-based compensation is measured at the estimated fair value of the award on the grant date by applying the Black-Scholes option-pricing valuation model and recognized as an expense on a straight-line basis over the vesting period of the award. The Company does not reduce share-based compensation for an estimate of forfeitures, which are inconsequential in light of historical experience. The determination of fair value of these awards is subjective and involves estimates and assumptions including expected term of the awards, volatility of the Company’s shares, expected dividend yield, and the risk-free rate.

Share-based compensation expense is recorded within general and administrative expense in the consolidated statements of operations.

Comprehensive (Loss) Income

The entire balance of accumulated other comprehensive (loss) income, net of income taxes, is related to the cumulative translation adjustment in each of the periods presented. The changes in the balance of accumulated other comprehensive (loss) income, net of income tax, are attributable to the net change in the cumulative translation adjustment in each of the periods presented.

Net Loss per Share

The Company computes earnings per share (“EPS”) of A ordinary shares, B ordinary shares, C ordinary shares, and C2 ordinary shares using the two-class method required for participating securities. The two-class computation method reflects the amount of allocated undistributed net loss per share computed using the participation percentage which reflects the minimum dividend rights of each class of share. For all periods presented, all share classes have the same dividend rights. Basic loss per share is computed by dividing loss available to ordinary shareholders by the weighted-average number of A ordinary shares, B ordinary shares, C ordinary shares, and C2 ordinary shares outstanding for the period. Diluted loss per share is based on the weighted-average number of A ordinary shares, B ordinary shares, C ordinary shares, C2 ordinary shares, and D ordinary shares (resulting from certain SARs and Growth Shares which are discussed in Note 14, Share-Based Compensation) outstanding for the period and respective share equivalents outstanding at the end of the period, unless the effect is anti-dilutive.

Redeemable Preferred Shares and Redeemable C Ordinary Shares

As of January 3, 2021 and December 29, 2019, the Company has redeemable preferred shares and redeemable C ordinary shares outstanding, which are collectively referred to as “redeemable shares.” See Note 15, Redeemable Preferred Shares and Note 16, C Ordinary Shares, for additional information.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Preferred shares subject to mandatory redemption as of a specified date are classified as debt and are initially measured at fair value. Contingently redeemable shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity and initially measured at fair value.

When redemption is deemed to be probable, if the carrying amount of the redeemable shares is less than the redemption value, the carrying value of the shares is increased by periodic accretions so that the carrying value is equal to the redemption amount at the earliest redemption date. Such accretion is recorded as a dividend in the consolidated statements of changes in shareholders’ deficit.

Prior to February 2019, the Company had certain preferred shares that were redeemable after five years and were considered probable of becoming redeemable in the future. For those shares, the redemption price was fixed, such that no adjustment or accretion was required to the carrying value. Certain other redeemable shares are neither initially redeemable nor are they considered to be probable to be redeemable and, therefore, an adjustment of the initial carrying amount is not made until it is probable that the shares will become redeemable.

Commitments and Contingencies

The Company is subject to loss contingencies that arise out of operations in the normal course of business. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other liabilities on the consolidated balance sheets.

Contingent liabilities are measured at the Company’s best estimate of the expenditure required to settle the obligation as of the end of the reporting period. If there is no best estimate, an amount is recorded for the lowest amount of the range of potential outcomes in accordance with ASC 450, Contingencies. Refer to Note 18, Commitments and Contingencies, for more information.

Future Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU adds to US GAAP an impairment model (known as the current expected credit loss, or “CECL,” model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in the more timely recognition of losses. Under the CECL model, entities will estimate credit losses over the entire contractual term of the instrument from the date of initial recognition of the financial instrument. The update is effective for the Company for fiscal years beginning after December 15, 2022 or the interim period in which the Company loses emerging growth company status, and should be adopted using a modified retrospective approach, which applies a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective.

In November 2018 and April 2019, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses and ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, respectively. These amendments add clarity to certain areas within ASU 2016-13. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326), Target Transition Relief, which provided transition relief for entities adopting ASU 2016-13 by allowing the election of the

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

fair value option on certain financial instruments. The effective date and the transition methodology for the amendments in these updates are the same as in ASU 2016-13.

ASU 2016-13 and related updates apply to how the Company evaluates impairments of its trade receivables and notes receivable. The Company does not expect these ASUs to have a material impact on its consolidated financial statements and related disclosures.

3.	Acquisitions

Scorpios Acquisition

On April 9, 2019, Sunshine AcquireCo Limited, a wholly-owned subsidiary of the Company, acquired a controlling interest in certain businesses in Greece (“Scorpios Acquisition”), as part of the Company’s overall growth strategy, for total consideration of approximately $52 million, including cash consideration of $51 million and contingent consideration of $1 million. The acquisition was funded by a combination of the Company’s own cash and funding from the Permira Senior Facility of $46 million. The acquired businesses (collectively referred to as the “Scorpios businesses”) comprise a beach club (in which the Company acquired a 67% ownership interest), a hotel (in which the Company acquired a 75% ownership interest), and a restaurant that was under construction as of the acquisition date (in which the Company acquired a 71% ownership interest). The transaction also includes all future projects to be rolled out with certain selling shareholders, in which the Company will hold a 75% ownership interest.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The Scorpios Acquisition was accounted for as a business combination under ASC 805, Business Combinations (“ASC 805”). The following table summarizes the fair values of assets acquired and liabilities assumed as of the acquisition date (in thousands):

Current assets
Cash and cash equivalents	$1,825
Accounts receivable	349
Inventories	105
Prepaid expenses and other current assets	644
Non-current assets
Property and equipment, net	6,358
Intangible assets, net (excluding goodwill)	7,954
Operating lease right-of-use assets	10,343
Other long-term assets	320

Total identifiable assets acquired	$27,898

Current liabilities
Accounts payable	$1,325
Accrued liabilities	290
Current portion of deferred revenue	298
Indirect and employee taxes payable(1)	3,720
Current portion of operating lease liabilities—sites trading less than one year	813
Other current liabilities	92
Non-current liabilities
Operating lease liabilities, net of current portion—sites trading less than one year	7,809
Deferred tax liabilities	2,769

Total liabilities assumed	$17,116

Fair value of net assets acquired	$10,782
Noncontrolling interest	$24,081
Goodwill	$65,489

Consideration transferred	$52,190

(1)

As part of the Scorpios Acquisition, the Company recognized contingent liabilities of the acquired business related to certain withholding tax obligations. As of January 3, 2021, the Company has not settled these obligations with the relevant taxing authorities.

Goodwill represents intellectual capital and expected synergies, and other intangible assets and economic benefits that the Company expects to derive that do not qualify for recognition as separate intangible assets. The entire value of goodwill has been allocated to the Scorpios reporting unit. The recognized goodwill is not deductible for tax purposes.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date (in thousands):

	Fair Value	Estimated Useful Life (in Years)
Trade name	$7,434	20
Non-compete agreement	451	3
Other	69	5

Total	$7,954

The fair value of acquired intangible assets and leasehold interests (included in operating lease right-of-use assets) is based on a valuation prepared by the Company with assistance of a third-party valuation specialist. The fair value of the trade name was determined using the relief-from-royalty method of the income approach, with key inputs consisting of the market royalty rate and discount rate applied to the estimated royalty savings. The fair value of the non-compete agreement was determined using the avoided loss of income method of the income approach, which is based on the estimated damage to the business enterprise value assuming the non-compete agreement is not in place. The fair value of the leasehold interests was derived from a market value of the associated property (determined via the sales comparison approach), which was then converted to a market rental payment via a capitalization rate and compared to contractual rents over the lease term. The fair value measurements were primarily based on significant inputs that are not observable in the market and represent a Level 3 measurement.

The fair value of the noncontrolling interest was estimated using the income approach applied to the projected cash flows of the Scorpios businesses. As Scorpios businesses are private companies, the fair value measurement was based on significant inputs that are not observable in the market and thus, represent a Level 3 measurement.

The consolidated results of operations of the Scorpios businesses are included in the Company’s consolidated statements of operations from April 9, 2019 through December 29, 2019 and resulted in an increase in total revenues of $30 million and a decrease in net loss attributable to Soho House Holdings Limited of $8 million. For the fiscal year ended December 29, 2019, the Company recorded $1 million in acquisition related costs. Such costs were expensed as incurred and are included in general and administrative expense.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Pro Forma Financial Information (Unaudited)—Scorpios Acquisition

The following unaudited supplemental pro forma financial information presents consolidated results of operations as if the Scorpios Acquisition had occurred on January 1, 2018. The pro forma financial information was prepared based on historical financial information and has been adjusted to give effect to the events that are directly attributable to the Scorpios Acquisition and factually supportable. The pro forma results below do not reflect future events that have occurred or may occur after the acquisition, including anticipated synergies or other expected benefits that may be realized from the acquisition. The pro forma financial information is not intended to reflect the actual results of operations that would have occurred if the Scorpios Acquisition had been completed on January 1, 2018, nor is it intended to be an indication of future operating results.

(in thousands, except per share amounts)	December 29, 2019	December 30, 2018
Revenues	$642,218	$603,227
Net loss attributable to Soho House Holdings Limited	(128,521)	(92,509)
Loss per share—basic and diluted	$(0.76)	$(0.56)

Material, nonrecurring pro forma financial adjustments included in the unaudited supplemental pro forma financial information consist of $1 million of transaction costs directly attributable to the Scorpios Acquisition.

Quentin Limited (Soho Restaurants Limited) Reorganization

In August 2020, the Company became the primary beneficiary of Quentin Limited (now known as Soho Restaurants Limited) after a related party became the sole equity owner of Soho Restaurants Limited following a reorganization of the entity. As a result, the Company began consolidating Soho Restaurants Limited and applied the acquisition method of accounting at the date that it became the primary beneficiary as a result of this transaction. No consideration was paid by the Company in this transaction. Upon initial consolidation, the Company recognized $1 million of cash and cash equivalents, $5 million of net working capital liabilities, and $11 million of right-of-use assets and related lease liabilities. In addition, the Company recognized noncontrolling interest of $2 million. There were no material property, plant and equipment and no intangible assets recognized by the Company as a result of consolidating Soho Restaurants Limited. The consolidated financial statements include the results of Soho Restaurants Limited from the date of initial consolidation through January 3, 2021, however such results are considered immaterial to the overall operations of the Company. See Note 4, Consolidated Variable Interest Entities, for further discussion.

Prior to the reorganization, the Company guaranteed the obligations of Soho Restaurants Limited under certain property leases with respect to any required rental and other payments. Prior to Fiscal 2020, the Company did not have to make any payments under these rental guarantees and determined that the likelihood of the Company having to perform under the guarantees was remote. As a result of the impact of the COVID-19 pandemic on Soho Restaurants Limited’s operations, the Company reassessed the likelihood of performance under the guarantees and recognized a charge of $5 million prior to the Soho Restaurants Limited reorganization; this guarantee provision is included in general and administrative expense in the consolidated statement of operations for the fiscal year ended January 3, 2021. Upon consolidating Soho Restaurants Limited in August 2020, the Company’s guarantee obligation pertaining to leases retained by Soho Restaurants Limited after the reorganization was effectively settled as a pre-existing relationship.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

4.	Consolidated Variable Interest Entities

The Company determined that it is the primary beneficiary of the following material variable interest entities: Soho Restaurants Limited (beginning in August 2020); Beach House JV, LLC (periods prior to February 2019 only); Soho House-Sydell, LLP (all periods presented); Soho Works Limited (all periods presented); and Soho Works North America, LLC (all periods presented).

Soho Restaurants Limited

Prior to December 2017, the Company held a 50% interest in Soho Restaurants Limited, a joint venture between the Company and Lansdowne Development Limited (“Lansdowne”). The Company accounted for its investment in Soho Restaurants Limited using the equity method of accounting, as Lansdowne had the power to participate in making decisions related to all of the entity’s significant activities. In December 2017 the Company transferred its entire interest in Soho Restaurants Limited and subsidiaries for an immaterial amount to Quentin Partners Limited (“Quentin Partners”), an affiliate of the Company. As a result of the sale, the Company derecognized its equity-method investment in Soho Restaurants Limited. Following the sale, the Company entered into a Management Service Agreement (the “Quentin Partners MSA”) to provide certain administrative and operating support to Quentin Partners. The Company receives costs reimbursements from Quentin Partners in relation to providing these services, which are netted against operating expenses recognized in the consolidated statements of operations and are immaterial.

In addition, prior to December 2017, the Company and Lansdowne each agreed to provide unsecured non-interest-bearing loan notes (“Soho Restaurants Loan Notes”) to Soho Restaurants Limited from time to time. The Soho Restaurants Loan Notes do not have a stated maturity date; however, the notes become due and payable, in part or in whole, at any time at the option of the holder or Soho Restaurants Limited. The Company retained the Soho Restaurants Loan Notes after the sale of its equity interest in Soho Restaurants Limited. As of December 29, 2019, the outstanding principal balance of the loan notes was $12 million. During the year, following a review of the recoverability of the balances due from Soho Restaurants Limited, the carrying value was reduced to zero.

As of December 29, 2019, the Company concluded that the Soho Restaurants Loan Notes, lease guarantees and Quentin Partners MSA did not provide it with the power to direct Soho Restaurant Limited’s most significant activities and, therefore, the Company was not the primary beneficiary of Soho Restaurant Limited.

On August 18, 2020, Soho Restaurants Limited underwent a series of reorganization steps, through which Lansdowne sold its 50% equity interest in Soho Restaurants Limited to Quentin Partners and concurrently acquired 100% of Soho Restaurants Limited’s equity interest in Mollie’s Motels Holdings Limited. Following the reorganization, Quentin Partners became the sole equity holder of Soho Restaurants Limited. Additionally, as part of these reorganization steps, various notes payable and receivable held by Soho Restaurants Limited were acquired, settled, or, in some cases, forgiven. Specifically, Quentin Partners acquired for nominal consideration (and forgave) all outstanding Soho Restaurants Loan Notes with the exception of a £1 million ($1 million) Loan Note, which remains outstanding after the reorganization was completed. As a result of the reorganization and the Company’s variable interest in Soho Restaurants Limited (consisting primarily of a Loan Note and certain lease guarantees, as described in Note 18, Commitments and Contingencies), the Company determined that it is the primary beneficiary of Soho Restaurants Limited due to its related party affiliation with Quentin Partners and its funding of the majority of Soho Restaurants Limited operations. As such, the Company began consolidating Soho Restaurants Limited on August 18, 2020. The Soho Restaurants Limited reorganization transaction was

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

accounted for using the acquisition method of accounting in accordance with the business combination guidance prescribed by ASC 805.

Beach House JV, LLC

The Company has a 100% economic interest in Beach House JV, LLC (“Soho Beach House Miami”). Prior to February 2019, the property mortgage loans associated with Soho Beach House Miami provided the lenders with certain decision-making rights and, as a result, the Company concluded that the entity was a VIE, and the Company was its primary beneficiary. In February 2019, the Company refinanced the property mortgage loans associated with Beach House JV, LLC, as further described in Note 12, Debt. As a result of the refinancing and the associated changes in decision-making rights of the holders of equity at risk, Beach House JV, LLC ceased to be a VIE in the first quarter of Fiscal 2019. The Company continues to consolidate this entity based on its 100% interest.

Soho House-Sydell, LLP

The Soho House-Sydell, LLP joint venture maintains an agreement to operate a London hotel and leisure property (“The Ned”) owned by unconsolidated related parties to the Company. Management fees are recognized in other revenues in the consolidated statements of operations. The Company has a higher economic interest in Soho House-Sydell, LLP as compared to its related party venture partner and therefore the Company is determined to be the primary beneficiary.

Soho Works Limited and Soho Works North America, LLC

The Soho Works Limited (“SWL”) joint venture develops and operates Soho-branded, membership-based co-working spaces, with two sites currently in operation in the UK. The joint venture agreement relates to the UK only. The joint venture was formed on September 29, 2017 when the Company granted to two unrelated individuals an option to subscribe for 30% of the issued shares of SWL. The option has not yet been exercised and, consequently, the Company has 100% economic interest in SWL. Upon exercise of the option, the Company would have 70% economic interest in SWL. The options carry voting rights such that the Company and other joint venture partners each hold 50% of the voting rights in respect of shareholder resolutions and certain reserved matters as defined in the joint venture agreement. The Company is determined to be the primary beneficiary because it has the power to direct all significant activities of the joint venture.

The Soho Works North America, LLC and its wholly owned subsidiaries (“SWNA”) joint venture plans to develop and operate Soho-branded, membership-based co-working spaces in North America. The joint venture agreement relates to North America only. The joint venture was formed on December 26, 2018 when the Company granted to related and unrelated individuals a subscription for 30% of the issued shares of SWNA. Consequently, the Company has 70% economic interest in SWNA. The shares carry voting rights such that the Company and other joint venture partners each hold 50% of the voting rights in respect of shareholder resolutions and certain reserved matters as defined in the joint venture agreement. The Company is determined to be the primary beneficiary because the Company, together with its related party joint venture partners, has the power to direct the most significant activities that affect the economic performance of SWNA, and the parties have the obligations/rights to those economic losses or benefits that could be significant to SWNA.

The following table summarizes the carrying amounts and classification of the consolidated VIEs’ assets and liabilities included in the consolidated balance sheets. The obligations of the consolidated VIEs other

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

than Soho Restaurants Limited are non-recourse to the Company, and the assets of the VIEs can be used only to settle those obligations.

(in thousands)	January 3, 2021	December 29, 2019
Cash and cash equivalents	$5,572	$12,647
Restricted cash	172	165
Accounts receivable	1,449	838
Inventories	68	—
Prepaid expenses and other current assets	1,370	2,093

Total current assets	8,631	15,743
Property and equipment, net	84,483	39,906
Operating lease assets	248,975	190,958
Other intangible assets, net	49	29
Other non-current assets	207	1
Total assets	$342,345	$246,637

Accounts payable	8,379	4,960
Accrued liabilities	7,676	1,673
Indirect and employee taxes payable	54	—
Current portion of operating lease liabilities—sites trading less than one year	767	2,070
Current portion of operating lease liabilities—sites trading more than one year	9,395	1,989
Other current liabilities	47	678

Total current liabilities	26,318	11,370
Debt, net of current portion	17,585	—
Operating lease liabilities, net of current portion—sites trading less than one year	68,869	149,437
Operating lease liabilities, net of current portion—sites trading more than one year	220,529	50,992
Other non-current liabilities	368	9,575

Total liabilities	$333,669	$221,374

Net assets	$8,676	$25,263

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

5.	Equity Method Investments

The Company maintains a portfolio of equity method investments owned through noncontrolling interests in investments with one or more partners. Equity method investment ownership interests in each of the periods presented in these consolidated financial statements are as follows:

	Ownership Interest (Percentage)
Equity Method Investment	January 3, 2021	December 29, 2019	December 30, 2018
Soho House Toronto (House)*
Soho House Toronto Partnership	50	50	50

Soho House—Cipura (Miami) (Restaurant)
Soho House—Cipura (Miami), LLC	50	50	50

139 Ludlow Street New York (Property)
139 Ludlow Acquisition, LLC	33.3	33.3	33.3

56-60 Redchurch Street, London (Property and Hotel)*
Raycliff Red LLP	50	50	50
Raycliff Shoreditch Holdings LLP	50	50	50
Redchurch Partner Limited	50	50	50

Soho House Barcelona (Property, House, and Club)
Mimea XXI S.L.	50	50	50
Mirador Barcel S.L.	50	50	50
Little Beach House Barcelona	50	—	—

*	Variable interest entity

Under applicable guidance for VIEs, the Company determined that its investment in Soho House Toronto and 56-60 Redchurch Street, London are VIEs. Soho House Toronto owns and operates a House located in Toronto, while 56-60 Redchurch Street, London provides additional members’ accommodation capacity for Shoreditch House in London. Prior to Fiscal 2020, the Company’s investment in the entities comprising Soho House Barcelona were also considered to be VIEs, as described further below.

Toronto Joint Venture

On March 28, 2012, the Company and two unrelated investors (“Toronto Partners”) formed Soho House Toronto Partnership (“Soho House Toronto”) to establish and operate a house in Toronto, Canada. The Company is responsible for managing the development and operations of the property with key operating decisions requiring joint approval with the Toronto Partners. The Company owns a 50% interest and each of the Toronto Partners owns a 25% interest in Soho House Toronto. Each investor is entitled to a share of the profits or losses of Soho House Toronto in proportion to their respective ownership percentage. As part of the original agreement, the Toronto Partners received a put option to sell their interest in Soho House Toronto to the Company at fair value and the Company received a call option to purchase the Toronto Partners’ interests at fair value. As of 2015, certain restrictions expired and the put and call options are exercisable. As of January 3, 2021, no options have been exercised.

Soho House Toronto entered into a 10-year lease agreement with a landlord to lease the property. A subsidiary of the Company provided a guarantee to the landlord for Soho House Toronto’s rental liabilities.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Barcelona Joint Venture

On January 28, 2014, the Company and an unrelated development partner (“Barcelona Partner”) formed Mimea XXI, S.L.U. (“Mimea”) to establish and operate Soho House Barcelona in Barcelona, Spain. Soho House Barcelona is owned by Mirador Barcel S.L., a subsidiary of Mimea. Each partner has a 50% interest in Soho House Barcelona through the indirect ownership of ordinary shares. Internal allocation of profits in relation to running Soho House Barcelona, calculated as defined in the contract, is shared between the Company and Barcelona Partner based on their respective ownership percentage. All remaining profits or losses of Soho House Barcelona are attributed solely to the Company in return for managing the operations. In addition, the Barcelona Partner received certain development-related fees for the development of the property. Following its redevelopment and opening of the Soho House Barcelona, the Company agreed to meet certain performance targets (see Note 18, Commitments and Contingencies). On June 4, 2020, the Company entered into an amended shareholders agreement as a result of a newly formed joint venture to operate Little Beach House Barcelona, a private members club and hotel developed at the existing Barcelona property. Little Beach House Barcelona is a newly formed subsidiary under Mimea. As a result of the reorganization and amendments to the shareholders agreement, the Company determined that the entities comprising the Barcelona joint venture are not VIEs, and the investment is accounted for under the equity-method. During the fiscal year ended January 3, 2021, the Company advanced an additional $2 million to the Soho House Barcelona joint venture.

56-60 Redchurch Street, London Joint Venture

On July 6, 2015, the Company and an unrelated investor (“Raycliff Partner”) formed Raycliff Red LLP (“Club Row Rooms”) to develop and operate a hotel at 58-60 Redchurch Street intended to provide additional members’ accommodation to the nearby Shoreditch House in London. This was later extended to include 56 Redchurch Street under the same terms. The Company is responsible for managing the operations of the property and the Raycliff Partner is responsible for managing the building. Each partner has a 50% interest in Club Row Rooms through equal ownership of B units. The Raycliff Partner owns all A units. All profits and losses from operations are shared between parties based on their respective ownership of B units. Distributions from cash flows not generated from operations are first allocated to holders of A units (for an amount of up to £500,000), with the remainder distributed to holders of B units in proportion to their holdings. Under a hotel management agreement and restaurant management agreement between the Company and Club Row Rooms, the Company also receives a 2.5% management fee in return for managing the hotel operations and a 3.5% management fee in return for managing the restaurant operations of the property. The amounts received to date under this agreement are immaterial. Club Row Rooms, which owns the rights to the property, financed the development of the property through third-party debt. The Company has entered into a security arrangement with the bank in relation to this debt (see Note 18, Commitments and Contingencies).

The Raycliff Partner holds a put option which requires the Company to purchase all the Raycliff Partner’s interest at fair value in the event the Company ceases to own a controlling interest in the nearby Shoreditch House. As of January 3, 2021, and December 29, 2019, the put option has not been triggered.

The Company concluded that it is not the primary beneficiary of the Soho House Toronto or 56-60 Redchurch Street, London VIEs in any of the periods presented, as its joint venture partners have the power to participate in making decisions related to the majority of significant activities of each investee. Accordingly, the Company concluded that application of the equity method of accounting is appropriate for these investees. Barcelona was previously determined to be a VIE; however, the execution of amended governing documents in June 2020 constitutes a reconsideration event and Barcelona no longer meets the VIE criteria.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Summarized Financial Information

The following tables present summarized financial information for all unconsolidated equity method investees in which the Company holds an investment that is accounted for under the equity method. The Company’s maximum exposure to losses related to its equity method investments is limited to its equity investments, as well as certain guarantees as described in Note 18, Commitments and Contingencies.

	For the Fiscal Year Ended
(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Revenues	$30,547	$55,568	$49,233
Operating (loss) income	(3,923)	14,204	5,980
Net (loss) income*	(6,737)	(546)	487

*	The net (loss) income shown above relates entirely to continuing operations.

	As of
(in thousands)	January 3, 2021	December 29, 2019
Current assets	$25,075	$12,582
Non-current assets	155,836	132,736

Total assets	$180,911	$145,318

Current liabilities	5,392	3,096
Non-current liabilities	124,725	121,451

Total liabilities	$130,117	$124,547

The Company’s equity method investees have not yet adopted Topic 842; therefore, the balance sheets of equity method investees do not include operating or finance lease right-of-use assets and liabilities.

6.	Leases

The Company has entered into various lease agreements for its Houses, hotels, restaurants, spas and other properties across North America, Europe, and Asia. The Company’s material leases have reasonably assured lease terms ranging from three years to 30 years for operating leases and 50 years for finance leases. Certain operating leases provide the Company with up to multiple renewal options that generally range from five years to 10 years, with rent payments on renewal based on a predetermined annual increase or market rates at the time of exercise of the renewal. The Company has 2 material finance leases with 25-year renewal options, with rent payments on renewal based on upward changes in inflation rates. As of January 3, 2021, the Company recognized right-of-use assets and lease liabilities for 83 operating leases and 2 finance leases. During the fiscal year ended January 3, 2021, there were 15 new operating leases, 3 cancelled operating leases, and 5 modifications of existing operating leases. When recognizing right-of-use assets and lease liabilities, the Company includes certain renewal options where the Company is reasonably assured to exercise the renewal option.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The maturity of the Company’s operating and finance lease liabilities as of January 3, 2021 is as follows:

(in thousands)	Operating Leases	Finance Leases
Fiscal Year Ending
Undiscounted lease payments
2021	$83,150	$5,277
2022	109,270	5,278
2023	108,228	5,280
2024	106,387	5,282
2025	108,249	5,326
Thereafter	1,554,037	213,963

Total undiscounted lease payments	2,069,321	240,406

Present value adjustment	979,123	166,848

Total net lease liabilities	$1,090,198	$73,558

As of January 3, 2021, and December 29, 2019, the long-term liabilities for finance leases were $74 million and $70 million, respectively, and are recorded as finance lease liabilities on the consolidated balance sheets.

Certain lease agreements include variable lease payments that, in the future, will vary based on changes in the local inflation rates, market rate rents, or business revenues of the leased premises. Leases that contain market rate rents generally reset every five years.

Straight-line rent expense recognized as part of in-House operating expenses for operating leases was $110 million, $89 million, and $61 million for the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively. Variable lease payments recognized as part of in-House operating expenses for operating leases were $3 million, $15 million, and $9 million for the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively, including non-lease components such as common area maintenance fees.

For the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, the Company recognized amortization expense related to the right-of-use asset for finance leases of $2 million, $1 million, and $4 million, respectively, and interest expense related to finance leases of $5 million, $5 million, and $5 million, respectively. There were no material variable lease payments for finance leases for the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018.

The total net lease liabilities can be analyzed as follows:

(in thousands)	January 3, 2021	December 29, 2019
Current portion of operating lease liabilities:
- for sites trading less than one year	$605	$4,080
- for sites trading more than one year	26,036	15,371

Total current portion	26,641	19,451

Operating lease liabilities, net of current portion:
- for sites trading less than one year	68,708	395,029
- for sites trading more than one year	994,849	566,598

Total non-current portion	1,063,557	961,627

Total net lease liabilities	$1,090,198	$981,078

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

New Houses typically have a maturation profile that commences sometime after the lease commencement date used in the determination of the lease accounting in accordance with Topic 842. The table above sets out the operating lease liabilities split between sites trading less than one year and sites trading more than one year. “Sites trading less than one year” and “sites trading more than one year” reference sites that have been open (as measured from the date the site first accepted a paying guest) for a period less than one year from the balance sheet date and those that have been open for a period longer than one year from the balance sheet date.

The following information represents supplemental disclosure for the statement of cash flows related to operating and finance leases:

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Cash flows from operating activities
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(67,412)	$(45,318)	$(47,618)
Interest payments for finance leases	(5,112)	(4,700)	(5,088)
Cash flows from financing activities related to leases
Principal payments for finance leases	$(230)	$(282)	$(1,823)
Supplemental disclosures of non-cash investing and financing activities:
Operating lease assets obtained in exchange for new operating lease liabilities	$67,235	$343,558	$178,430
Non-cash capitalized interest under financing obligation	—	—	1,876

The following summarizes additional information related to operating and finance leases:

	January 3, 2021	December 29, 2019	December 30, 2018
Weighted-average remaining lease term
Finance leases	45 years	46 years	47 years
Operating leases	18 years	19 years	19 years
Weighted-average discount rate
Finance leases	6.99%	6.99%	7.00%
Operating leases	7.87%	7.63%	8.14%

As of January 3, 2021, the Company has entered into 8 operating lease agreements for Houses, hotels, restaurants, and other properties that are in various stages of construction by the landlord. The Company will determine the classification as of the lease commencement date, but currently expects these under construction leases to be operating leases. Soho House Design is involved to varying degrees in the design of these leased properties under construction. For certain of these leases, the Soho House Design team is acting as the construction manager on behalf of the landlord. Pending significant completion of all landlord improvements and final execution of the related lease, the Company expects these leases to commence in fiscal years ending 2021, 2022, 2023 and 2026. The Company estimates the total undiscounted lease payments for the leases commencing in fiscal years 2021, 2022, 2023 and 2026 will be $198 million, $366 million, $176 million, and $152 million, respectively, with weighted-average expected lease terms of 19, 23, 18, and 25 for 2021, 2022, 2023 and 2026, respectively.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The following summarizes the Company’s estimated future undiscounted lease payments for current leases under construction, including properties where the Soho House Design team is acting as the construction manager:

(in thousands)	Operating Leases Under Construction
Fiscal Year Ending
Estimated total undiscounted lease payments 2021	$5,100
2022	16,476
2023	24,070
2024	28,578
2025	30,453
Thereafter	786,787

Total undiscounted lease payments expected to be capitalized	$891,804

Financing Obligation

In April 2017, the Company entered into an agreement to sell a property in downtown Los Angeles (“DTLA property”) for $30 million with $9 million contingently held back by the buyer. The Company simultaneously entered into an agreement to lease the land and building back from the buyer. As an incentive to enter the lease, the buyer has committed to provide an additional $59 million of funding towards the development of the property, which includes the contingent proceeds held back upon the sale. This lease agreement has an original lease term of 20 years, with two 10-year renewal options. The lease payments for the original lease term and both renewal options, if exercised, are $6.4 million per year, adjusted upward for local inflation rates that will not be less than 2% increase per year.

The Company determined that under Topic 606 and Topic 842, the buyer/lessor did not obtain control of the property after the sale and will not obtain control throughout the construction period and subsequent leaseback period. Therefore the transaction is accounted for as a financing, and the Company will continue to recognize the building on its consolidated balance sheets. The Company also recognized a financing obligation for any funding received from the buyer/lessor along with accrued interest over the construction period. As of January 3, 2021 and December 29, 2019, the current portion of the financing obligation was zero and $1 million, respectively; and the non-current portion was $74 million and $69 million, respectively. The current portion of the financing obligation is presented under current liabilities while the non-current portion is presented as financing obligation, net of current portion on the consolidated balance sheets.

Costs incurred related to the development of the property were capitalized as incurred. As of January 3, 2021, and December 29, 2019, the Company has capitalized $90 million and $94 million to date, respectively, of construction in progress related to the project, including zero and $7 million, respectively, of capitalized interest. During the construction period, interest is capitalized at the 9% interest rate implicit in the lease. At the end of September 2019, the construction was complete and the property opened for business. Upon completion of construction, the balance of construction in progress was reclassified to depreciable asset classes within property and equipment, net. After the completion of construction, the Company expenses interest using the effective interest method in the period incurred.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The following information represents supplemental disclosure for the statement of cash flows related to the financing obligation for the DTLA property:

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Cash flows from operating activities
Interest payments for financing obligation	$(6,626)	$(1,379)	$—
Cash flows from investing activities
Capitalized interest	$—	$(3,409)	$(823)
Purchase of property and equipment	—	(23,798)	(20,883)
Cash flows from financing activities
Principal payments on financing obligation	$—	$(1,709)	$—
Proceeds from financing obligation	3,652	23,798	20,883
Supplemental disclosures of non-cash investing and financing activities:
Non-cash capitalized interest under financing obligation	$—	$—	$1,876

The following summarizes the Company’s estimated future undiscounted lease payments for the DTLA property:

(in thousands)	Financing Obligation
Fiscal Year Ending
Undiscounted lease payments
2021	$6,758
2022	6,894
2023	7,031
2024	7,172
2025	7,316
Thereafter	93,086

Total undiscounted lease payments	128,257

Present value adjustment	54,096

Total net financing obligation	$74,161

7.	Revenue Recognition

Disaggregated revenue disclosures for the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018 are included in Note 21, Segments.

The Company’s performance obligations are satisfied over time as the Company performs under contract. Revenue from membership fees, one-time registration fees and build-out contracts are the only arrangements for which revenue is recognized over time. Revenue from these sources combined accounted for 50%, 26%, and 33% of the Company’s revenue for the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The following table includes estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period ending January 3, 2021.

(in thousands)	January 2, 2022	Future periods
Membership and registration fees	$57,903	$23,959

Total future revenues	$57,903	$23,959

All consideration from contracts with customers is included in the amounts presented above.

The following table provides information about contract receivables, contract assets and contract liabilities from contracts with customers:

(in thousands)	January 3, 2021	December 29, 2019
Contract receivables	$8,367	$20,998
Contract assets	8,099	11,437
Contract liabilities	97,497	93,731

Contract assets consist of accrued unbilled income related to build-out contracts and are recognized in prepaid expenses and other current assets on the consolidated balance sheets. Refer to Note 8, Prepaid Expenses and Other Current Assets and Other Non-current Assets. All contract assets recognized as of December 30, 2018 of $15 million were billed to customers and transferred to receivables as of December 29, 2019. All contract assets recognized as of December 29, 2019 of $11 million were billed to customers and transferred to receivables as of January 3, 2021.

Contract liabilities include deferred membership revenue, hotel deposits (which are presented in accrued liabilities on the consolidated balance sheets), and gift vouchers. Significant changes in contract liabilities balances during the period are as follows:

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Opening balance	$93,731	$76,751	$54,695
Revenue recognized that was included in the contract liability balance as of the beginning of the period	(71,425)	(60,564)	(44,552)
Increases due to cash received during the period	74,654	77,391	66,794
Foreign currency translation	537	153	(186)

Closing balance	$97,497	$93,731	$76,751

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

8.	Prepaid Expenses and Other Current Assets and Other Non-current Assets

The tables below present the components of prepaid expenses and other current assets included in the consolidated balance sheets.

(in thousands)	January 3, 2021	December 29, 2019
Amounts owed by equity method investees	$2,350	$2,910
Prepayments and accrued income	13,789	12,175
Contract assets	8,099	11,437
Other receivables	19,325	14,426

Total prepaid expenses and other current assets	$43,563	$40,948

Other non-current assets as of January 3, 2021 and December 29, 2019 consist primarily of rent deposits.

9.	Property and Equipment, Net

Property and equipment is comprised of the following:

(in thousands)	January 3, 2021	December 29, 2019
Buildings	$137,556	$136,512
Leasehold improvements	281,836	226,538
Fixtures and fittings	233,427	178,853
Office equipment and other	34,735	26,961
Construction in progress	66,491	45,538
Finance property lease	167,823	164,707

	921,868	779,109
Less: Accumulated depreciation	(252,218)	(189,386)

	$669,650	$589,723

The Company recorded depreciation expense of $56 million, $47 million, and $40 million in the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively, which was included in depreciation and amortization in the accompanying consolidated statements of operations.

The Company received zero and less than $1 million of proceeds from the sale of property and equipment and recognized losses on disposal of less than $1 million and $2 million for the fiscal years ended January 3, 2021 and December 29, 2019, respectively. There were no material sales of property and equipment and no material gains or losses on disposal during the fiscal year ended December 30, 2018.

The Company also sold its interest in the restaurant under construction acquired as part of the Scorpios Acquisition discussed in Note 3, Acquisitions, in the first quarter of Fiscal 2020 to a related party for nominal consideration.

The Company reviews long-lived assets for impairment when changes in circumstances indicate that the asset’s carrying value may not be recoverable. As a result of the COVID-19 pandemic and the related temporary House closures, the Company reviewed its long-lived assets for impairment and determined there are no recoverability concerns, except for Little House Mayfair Apartments, the carrying value of which was determined to not be recoverable. As a result, the Company calculated the fair value of Little House Mayfair Apartments and recognized an impairment loss of less than $1 million.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

10.	Goodwill and Intangible Assets

A summary of goodwill for each of the Company’s applicable reportable segments from January 1, 2018 to January 3, 2021 is as follows:

(in thousands)	UK	US	Europe and RoW	Total
January 1, 2018	$98,910	28,780	—	127,690
Foreign currency translation adjustment	(4,482)	—	—	(4,482)

December 30, 2018	94,428	28,780	—	123,208
Scorpios Acquisition (Note 3)	—	—	65,489	65,489
Foreign currency translation adjustment	2,944	—	(464)	2,480

December 29, 2019	97,372	28,780	65,025	191,177
Foreign currency translation adjustment	4,230	—	6,075	10,305

January 3, 2021	$101,602	$28,780	$71,100	$201,482

The opening goodwill balance originates from the acquisition of Soho House Holdings Limited by affiliates of the Yucaipa Companies, LLC, as described in Note 1, Nature of the Business. There were no goodwill impairment charges during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018.

A summary of finite-lived intangible assets as of January 3, 2021 and December 29, 2019 is as follows:

		January 3, 2021			December 29, 2019
(in thousands)	Average Amortization Period (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Brand	24	$104,520	$40,194	$64,326	$102,259	$35,859	$66,400
Membership list	20	16,182	7,332	8,850	15,994	6,530	9,464
Website, internal-use software development costs, and other	5	52,431	17,763	34,668	40,471	9,624	30,847

		$173,133	$65,289	$107,844	$158,724	$52,013	$106,711

Accumulated amortization as of January 3, 2021 totaled $40 million for Brand, $7 million for Membership list and $18 million for Website, internal-use software development costs, and other, respectively. Accumulated amortization as of December 29, 2019 totaled $36 million for Brand, $7 million for Membership list and $10 million for Website, internal-use software development costs, and other, respectively.

Included within website, internal-use software development costs, and other are capitalized website development costs and internal-use software, net of accumulated amortization, which totaled $24 million and $20 million as of January 3, 2021 and December 29, 2019, respectively.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Amortization expense related to the intangible assets totaled $14 million, $10 million, and $8 million in the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively. The following table represents estimated aggregate amortization expense for each of the next five fiscal years:

(in thousands)
2021	$13,160
2022	12,557
2023	10,554
2024	7,679
2025	5,371

11.	Accrued Liabilities

(in thousands)	January 3, 2021	December 29, 2019
Accrued interest	$23,110	$11,417
Hotel deposits	7,008	8,702
Trade, capital and other accruals	30,999	42,236

	$61,117	$62,355

Included in trade, capital and other accruals is $2 million related to social security taxes that were deferred as a result of government relief afforded by the COVID-19 pandemic that had not yet been paid as of January 3, 2021.

The balance of trade, capital and other accruals also includes a contingent liability of $12 million associated with membership credits issued on March 14, 2020 (refer to Note 18, Commitments and Contingencies, for more information).

12.	Debt

Debt balances, net of debt issuance costs, are as follows:

(in thousands)	January 3, 2021	December 29, 2019
Revolving credit facilities, interest at 3.75% plus LIBOR	$81,615	$49,678
Permira Senior Facility, interest at 7% plus LIBOR due 2023	542,638	486,983
Greek Street loan, interest at 7.5%, maturing January 2028	5,189	5,519
Soho House Hong Kong loan, interest at 7% plus LIBOR, maturing January 2023	6,500	6,533
US government-backed bank loan, interest at 1%, maturing April 2023	21,481	—
Other loans (see additional description below)	5,959	—

	663,382	548,713
Less: Current portion of long-term debt	(82,302)	(50,224)

Total long-term debt, net of current portion	$581,080	$498,489

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Property mortgage loans, net of debt issuance costs, are as follows:

(in thousands)	January 3, 2021	December 29, 2019
Term loan, interest at 5.34% maturing February 6, 2024	$53,965	$53,637
Mezzanine loan, interest at 7.25%, maturing February 6, 2024	60,833	60,463

Total property mortgage loans	$114,798	$114,100

Related party loans, net of current portion and imputed interest, are as follows:

(in thousands)	January 3, 2021	December 29, 2019
Related party loans, unsecured, 7% interest bearing, maturing September 2022	$17,595	$14,264
Related party loans, unsecured, 4% interest bearing, maturing December 2021	611	—
Related party loans, unsecured, noninterest bearing, maturing September 2020	—	22,579

	18,206	36,843
Less: Current portion of related party loans	(611)	(22,579)

Total related party loans, net of current portion	$17,595	$14,264

The weighted-average interest rate on fixed rate borrowings was 7% at January 3, 2021, 7% at December 29, 2019, and 7% at December 30, 2018. The weighted-average interest rate on floating rate borrowings was 7% at January 3, 2021, 8% at December 29, 2019, and 8% at December 30, 2018.

Debt

The description below shows the financial instrument amounts in the currency of denomination with USD equivalent in brackets, where applicable, translated using the exchange rates in effect at the time of the respective transaction.

On September 27, 2013, the Company entered into a £25 million ($31 million) floating rate revolving credit facility which originally matured in March 2018, of which £18 million ($28 million) related to SHG Acquisition (UK) Limited and subsidiaries and $10 million related to the US subsidiaries. In February 2016, the Company modified the revolving credit facility to increase the capacity to £30 million ($38 million). In April 2017, the Company renewed the revolving credit facility for a period of four and a half years and increased the total availability under the facility to £35 million ($46 million). As of December 30, 2018, the Company had $4 million remaining to draw against this facility. The Company incurred interest expense of $3 million and $3 million on this facility during the fiscal years ended December 29, 2019 and December 30, 2018, respectively. The facility was terminated on December 9, 2019 and replaced with a new facility described below. As a result of the termination, the Company wrote off unamortized debt issuance costs of less than $1 million; this write-off is included in interest expense, net in the consolidated statements of operations.

On December 5, 2019, the Company entered into a £55 million ($72 million) floating rate revolving credit facility with a maturity date of January 25, 2022. In April 2020, the Company secured an additional £20 million ($25 million) of liquidity under this facility and extended the maturity until January 2023. As of January 3, 2021 and December 29, 2019, the Company had £14 million ($19 million) and £15 million ($20 million) remaining to draw against this facility, respectively. The facility is secured on a fixed and floating charge basis over certain assets of the Company. The Company incurred interest expense of $4 million and less than $1 million on this facility during the fiscal years ended January 3, 2021 and December 29, 2019, respectively.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

In April 2017, the Company signed an agreement to refinance the majority of its existing debt to support future growth. This refinancing (referred to as the “Permira Senior Facility”) consisted of a £275 million ($345 million) senior secured loan with a five-year term and interest rate of LIBOR (subject to a floor of 1%) + 7%. A portion of the interest is in the form of payment in kind, with the accrued interest being converted to capital outstanding on the loan at each interest payment date. In April 2017, the Company drew £250 million ($313 million) of this loan; the remaining £25 million ($33 million) was drawn in October 2017. Additionally, the agreement provided for an incremental £100 million ($125 million) of available financing, subject to certain conditions. The Company drew an additional £20 million ($28 million), £25 million ($35 million), and €41 million ($46 million) under the accordion in February 2018, June 2018 and April 2019, respectively. The Permira Senior Facility is secured on a fixed and floating charge basis over the assets of the Company. The Company incurred interest expense of $51 million, $43 million, and $39 million (including payment-in-kind interest of $26 million, $14 million and $12 million) on the Permira Senior Facility during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively. In April 2021, the Company repaid all outstanding amounts under the Permira Senior Facility using proceeds from a new financing arrangement; refer to Note 23, Subsequent Events, for additional details.

In January 2018, the Company entered into leases in connection with its Greek Street properties. As part of these leases, the landlord has funded a principal amount of £5 million ($7 million), which represents costs paid directly by the landlord which will be repaid by the Company. Amounts funded by the landlord prior to the lease inception date were initially reflected as accrued liabilities and subsequently converted into long-term debt upon execution of the respective agreements. The Greek Street loans carry interest of 7.5%, are due for repayment in January 2028 and are unsecured. The Company incurred interest expense of less than $1 million during each of the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018.

In June 2018, the Company received proceeds of $6.5 million from the landlord of the Soho House Hong Kong property under a loan agreement. The loan has a 5-year term, with an interest rate of LIBOR + 7% payable annually. Principal is due on expiration of the loan. The Company incurred interest expense of less than $1 million during each of the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018. The Company must comply with certain financial covenants, including the requirement that the Company maintain certain minimum EBITDA levels, calculated pursuant to the loan agreement; the minimum EBITDA requirement was not met as of January 3, 2021. Accordingly, the Company is conducting ongoing discussions with the landlord and a grace period has been established. The loan has been presented as a current liability until the discussions are resolved.

On April 24, 2020, the Company entered into an unsecured promissory note under the Paycheck Protection Program (the “PPP”), with a principal amount of $22 million. The loan has a January 2023 maturity date and is subject to a 1% interest rate. The PPP was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the US Small Business Administration (the “SBA”). The Company is permitted to prepay or partially prepay this US government-backed bank loan at any time with no prepayment penalties. Under the terms of the CARES Act, PPP loan recipients can apply for, and, if successful, be granted forgiveness for all or a portion of loans granted under the PPP. However, the Company repaid all amounts outstanding under the US government-backed bank loan in April 2021, using proceeds from a new financing arrangement; refer to Note 23, Subsequent Events, for additional details. The Company incurred interest expense of less than $1 million during the fiscal year ended January 3, 2021.

In June 2018, the Company had an outstanding balance of $4 million under a loan agreement with Bellona Enterprises Limited (the “Bellona Loan Facility”). The Bellona Loan Facility had an original maturity date in June 2018, which was extended until August 30, 2019. Borrowings under the Bellona Loan Facility were repaid in full in September 2019.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

In December 2019, the Company entered into a credit facility with Compagnie de Phalsbourg LLC. As of January 3, 2021, the Company had drawn a total of €1 million ($1 million) under this facility. The facility matures in January 2025 and carries an interest rate of 7%. The Company incurred interest expense of less than $1 million during the fiscal year ended January 3, 2021.

In August 2020, the Company entered into a loan agreement with Optima Bank to borrow €2 million ($2 million). The loan matures in September 2023 and carries an interest rate of 4.1%. The Company incurred interest expense of less than $1 million during the fiscal year ended January 3, 2021.

In August 2020, the Company entered into a loan with the government of Greece for a principal amount of €2 million ($2 million). The loan matures in July 2025 and carries an interest rate of 3.1%. The Company incurred interest expense of less than $1 million during the fiscal year ended January 3, 2021.

Property Mortgage Loans

In March 2014, the Company completed an $82 million freehold property acquisition through a corporate acquisition, and following the acquisition the Company now owns the entire Soho Beach House Miami property. The purchase was financed by a combination of a term loan, mezzanine loan and preference shares (refer to Note 15, Redeemable Preferred Shares for more information). In connection with the Miami acquisition, certain subsidiaries entered into a $55 million term loan agreement (6.07% interest) and a $12 million mezzanine loan agreement (13% interest). The Company incurred interest expense of less than $1 million and $5 million on these facilities during the fiscal years ended December 29, 2019, and December 30, 2018, respectively. The mezzanine loan and term loan were scheduled to mature in April 2019.

In February 2019, the Company refinanced the existing facilities with a new term loan and a mezzanine loan. The new term loan of $55 million and mezzanine loan of $62 million are secured on the underlying property and operations of Soho Beach House Miami and are due in February 2024. The loans bear interest at 5.34% and 7.25%, respectively. The Company incurred interest expense of $8 million and $7 million on these facilities during the fiscal years ended January 3, 2021 and December 29, 2019, respectively.

Related Party Loans

In 2017, Soho Works Limited entered into a term loan facility agreement with two individuals who are the holders of the Company’s redeemable preferred shares related to a £40 million term loan facility. The SWL loan bears interest at 7% and matures at the earliest of: (a) September 29, 2022; (b) the date of disposal of the whole or substantial part of the Soho Works Limited; (c) the date of sale by the shareholders of the entire issued share capital of Soho Works Limited to a third party; (d) the date of the admission of Soho Works Limited to any recognized investment exchange or multi-lateral trading facility; and (e) any later date that the two individuals may determine in their sole discretion. In December 2019, Soho Works Limited drew £11 million ($14 million) under the facility. The carrying amount of the term loan was £13 million ($18 million) and £11 million ($14 million) as of January 3, 2021 and December 29, 2019, respectively. The Company incurred interest expense of $2 million and less than $1 million on this facility during the fiscal years ended January 3, 2021 and December 29, 2019, respectively.

In August 2020, the Company entered into a non-interest bearing loan agreement with a noncontrolling interest shareholder of the Scorpios businesses for a principal amount of less than €1 million ($1 million). The shareholder loan is presented within current portion of related party loans on the consolidated balance sheets and matures in December 2021. The shareholder loan has an effective interest rate of 4%.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Shareholders of the Company provided £19 million unsecured, non-interest bearing loan notes. The loan notes constituted unsecured obligations, and the rights of the noteholders under such loan notes were contractually subordinated to any secured senior indebtedness of the Company. The carrying amount of the loan notes was £17 million ($23 million) as of December 29, 2019. In May 2020, the Company issued 2,176,424 A ordinary shares to settle the loan notes. Prior to settlement, the loan notes had an effective interest rate of 10%. The Company recognized effective interest expense of $2 million, $2 million, and $2 million on these loan notes during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively.

In October 2018 and November 2018, the Company received funding from shareholders totaling £10 million ($13 million). These shareholder loans carry interest at 8% and were repaid in September 2019. During the fiscal years ended December 29, 2019 and December 30, 2018, the Company incurred interest of less than $1 million and less than $1 million, respectively.

In July 2019, the Company received £3.5 million ($4 million) of funding from shareholders, which was repaid in September 2019.

Debt Issuance Costs

Property mortgage loans due after more than one year are net of unamortized debt issuance costs of $2 million as of January 3, 2021 and $3 million as of December 29, 2019. Other loans are net of unamortized debt issuance costs of less than $1 million and zero as of January 3, 2021 and December 29, 2019, respectively. The revolving credit facility is net of unamortized debt issuance costs of $2 million and $2 million as of January 3, 2021 and December 29, 2019, respectively. The Permira Senior Facility is net of unamortized debt issuance costs of $5 million and $9 million as of January 3, 2021 and December 29, 2019, respectively.

The following table presents future principal payments for the Company’s debt, property mortgage loans, and related party loans as of January 3, 2021:

(in thousands)
2021	$84,231
2022	44,845
2023	545,188
2024	117,777
2025	11,516
Thereafter	1,595

$805,152

Financial Covenants

Some of the Company’s debt instruments contain a number of covenants that restrict the Company’s ability to incur debt in excess of calculated amounts, ability to make distributions under certain circumstances and generally require the Company to maintain certain financial metrics, such as leverage and minimum working capital levels. Failure for the Company to comply with the financial covenants contained in the debt instruments could result from, among other things, changes in its statement of operations, the incurrence of additional debt or changes in general economic conditions.

If the Company violates the financial covenants contained in the debt instruments, the Company may attempt to negotiate waivers of the violations or amend the terms of the applicable instruments, however, the Company

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

can make no assurance that it would be successful in any such negotiations or that, if successful in obtaining waivers or amendments, such amendments or waivers would be on terms attractive to the Company.

As of January 3, 2021 and December 29, 2019, the Company is in compliance with all debt covenants (with the exception of the loan for Soho House Hong Kong, as discussed above), current on all payments and not otherwise in default under any of the Company’s debt instruments.

13.	Fair Value Measurements

Recurring and Non-recurring Fair Value Measurements

There were no assets or liabilities measured at fair value on a recurring or non-recurring basis as of January 3, 2021 with exception of Little House Mayfair Apartments as discussed in Note 9, Property and Equipment, Net. There were no assets or liabilities measured at fair value on a recurring or non-recurring basis as of December 29, 2019.

Fair Value of Financial Instruments

The Company believes the carrying values of its financial instruments related to current assets and liabilities approximate fair value due to short-term maturities.

The Company does not believe that the financial performance or creditworthiness of the Company has changed since the issuance of the Permira Senior Facility, which was issued at par with a floating interest rate of LIBOR (subject to a floor of 1%) + 7%. Given the nature of this floating rate obligation and the stability of the Company’s creditworthiness, the carrying value (excluding debt issuance costs of $5 million as of January 3, 2021 and $9 million as of December 29, 2019) closely approximates the Permira obligation’s fair value.

The fair value of the remaining debt is estimated to be equal to the current carrying value of each instrument based on a comparison of each instrument’s contractual terms to current market terms. The Company does not believe that the use of different market inputs would have resulted in a materially different fair value of debt as of January 3, 2021 and December 29, 2019.

The following table presents the estimated fair values of the Company’s debt instruments with maturity dates in 2021 and thereafter:

(in thousands)	Carrying Value	Fair Value
January 3, 2021
Related party loans	$17,595	$17,595
Permira Senior Facility	542,638	547,739
US government-backed bank loan	21,481	21,481
Other non-current debt	17,648	17,648

	$599,362	$604,463

(in thousands)	Carrying Value	Fair Value
December 29, 2019
Related party loans	$14,264	$14,264
Permira Senior Facility	486,983	495,699
Other non-current debt	12,052	12,052

	$513,299	$522,015

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The carrying values of the Company’s other non-current liabilities and non-current assets approximate their fair values.

14.	Share-Based Compensation

As described in Note 2, Summary of Significant Accounting Policies – Share-Based Compensation, in August 2020, the Company established the 2020 Equity and Incentive Plan under which SARs and Growth Shares were issued to certain of the Company’s employees. As of January 3, 2021, there were 5,536,998 SARs and 2,850,897 Growth Shares outstanding under the Plan. The base price of all SARs as of the grant date was equal to the deemed fair value of the underlying ordinary shares as determined by the Company with the assistance of periodic valuations from a third-party valuation firm.

SARs and Growth Shares are scheduled to vest annually in equal installments over a four-year period, or cliff-vest at the time of a change of control transaction, if earlier. Upon a Qualifying IPO event (initial public offering where primary and secondary proceeds exceed $100 million), up to one year of vesting will accelerate. SARs have a base price per share of $10.523. Exercised SARs will be settled in cash upon a change of control and will be settled in ordinary shares upon an IPO event. SARs have a contractual term of 10 years. Growth Shares are settled in D ordinary shares and will vest upon a change in control or an IPO event. The Company has the option to settle the SARs in cash or shares prior to a change in control or IPO event or if an IPO event does not occur within four years of the grant date. SARs and Growth Shares are accounted for as equity classified awards.

Share-based compensation for the fiscal year ended January 3, 2021 was recorded in the consolidated statements of operations within general and administrative expense as shown in the following table:

(in thousands)	January 3, 2021
SARs	$1,733
Growth Shares	885

Total share-based compensation expense	$2,618

Tax benefit for share-based compensation expense	—

Share-based compensation expense, net of tax	$2,618

There was no share-based compensation expense recognized for the fiscal years ended December 29, 2019 and December 30, 2018.

The weighted-average assumptions used in valuing the SARs and Growth Shares granted are set forth in the following table:

January 3, 2021
Expected average life [1]	3.50 years
Expected volatility [2]	45.00%
Risk-free interest rate [3]	0.25%
Expected dividend yield [4]	0.00%

[1]	The expected average life assumption is based on the Company’s expectation for a liquidity event as of grant date.
[2]	The expected volatility assumption is developed using leverage-adjusted historical volatilities for public peer companies for the period equal to the expected average life of the awards.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

[3]	The risk-free rate is based on the US Treasury Rate Yield Curve Rate as of the grant date with maturities equal to the expected average life of the awards.
[4]	The expected dividend yield is 0.0% since the Company does not expect to pay dividends.

The weighted-average grant date fair value for SARs granted during the fiscal year ended January 3, 2021 was $3.46. There were no SARs granted during the fiscal years ended December 29, 2019 and December 30, 2018.

The following table shows a summary of all SARs under the Plan:

	Number of Shares	Weighted Average Base Price Per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding as of December 29, 2019	—	—
Granted	5,815,850	$10.52
Exercised	—	—
Forfeited	(278,852)	10.52
Expired	—	—

Outstanding as of January 3, 2021	5,536,998	$10.52	9.65	$—

Exercisable as of January 3, 2021	10,991	10.52	9.67	—

Vested and expected to vest as of January 3, 2021	5,536,998	$10.52	9.65	$—

As of January 3, 2021, total compensation expense not yet recognized related to unvested SARs is approximately $17 million, which is expected to be recognized over a weighted average period of 3.64 years.

The following table shows a summary of all Growth Shares under the Plan:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 29, 2019	—	—
Granted	2,850,897	$3.46
Vested	—	—
Forfeited	—	—

Nonvested as of January 3, 2021	2,850,897	$3.46

Vested and not yet released as of January 3, 2021	—	—

Outstanding as of January 3, 2021	2,850,897	$3.46

As of January 3, 2021, total compensation expense not yet recognized related to unvested Growth Shares is approximately $9 million, which is expected to be recognized over a weighted average period of 3.64 years.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

15.	Redeemable Preferred Shares

In May 2016, the Company issued 10,000,000, 7% redeemable preferred shares totaling £10 million ($15 million) to unrelated parties. These shares are redeemable by the holders upon an exit, such as an IPO, or sale of the Company and the cumulative dividends are only paid on redemption. As of January 3, 2021 and December 29, 2019, redemption of the preferred shares was not probable.

On March 20, 2014, the Company issued 100 redeemable preferred shares totaling $15 million to an unrelated party as part of the acquisition of the Miami property. The holders received preferred payments (8.5% coupon per annum) notwithstanding the Company’s income or profit and had the option to redeem all of the preferred shares at the earlier of an event of default or the fifth anniversary of issuance (March 2019) for an aggregate amount of $15 million. The Company could also redeem all of the preferred shares upon the fifth anniversary of issuance, at its election. In February 2019, the Company redeemed the preferred shares for $15 million in conjunction with the refinancing of property mortgage loans of Beach House JV, LLC, as described in Note 12, Debt.

16.	C Ordinary Shares

On August 23, 2019, the Company issued 4,276,347 redeemable C ordinary shares to an unrelated third party for a total subscription price of $45 million. On the same date, the new investor purchased 475,150 A ordinary shares directly from Mr. Nick Jones for $5 million; these shares were immediately converted into an equal number of redeemable C ordinary shares. On November 4, 2019, the Company issued an additional 2,181,507 shares to the same investor for $20 million, resulting in a total of 6,933,004 redeemable C ordinary shares issued and outstanding as of December 29, 2019. The Company received net proceeds of $63 million and incurred $5 million of share issuance costs in connection with these transactions.

On May 19, 2020, the Company issued an additional 9,502,993 redeemable C ordinary shares to a different unrelated third party for a total subscription price of $100 million, net of discount of $6 million. The Company received net proceeds of $94 million and incurred $1 million of share issuance costs in connection with this issuance. As a result, the Company had 16,435,997 redeemable C ordinary shares issued and outstanding as of January 3, 2021. The Company recorded the redeemable C ordinary shares as mezzanine equity as a result of the redemption provision described below.

Upon meeting certain conditions, the holders of the redeemable C ordinary shares described above have the option to redeem all of the shares between October 1, 2023 and March 31, 2024 with respect to the shares issued in August 2019 or between August 23, 2023 and February 23, 2024 with respect to the shares issued in May 2020, provided that the Company has not completed a public listing of its shares prior to the beginning of the respective redemption period. The redemption amount is determined using a 5% stated rate of return on the holders’ aggregate subscription price, calculated for the period between August 23, 2019 (or May 19, 2020 for the subsequent issuance) and the redemption date. As of January 3, 2021, redemption of the redeemable C ordinary shares was not probable and, therefore, the Company recorded the shares at their original issuance price and has not accreted the shares to their redemption value.

On December 8, 2020, Mr. Nick Jones sold certain of his A ordinary shares to an unrelated third party and as a condition of the transaction, the A ordinary shares were converted into 1,710,546 C ordinary shares. Unlike the previously issued redeemable C ordinary shares described above, the investor does not have the right to redeem these converted C ordinary shares. Therefore, 1,710,546 of the total 18,146,543 C ordinary shares outstanding as of January 3, 2021 are classified as permanent equity instead of mezzanine equity.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

17.	Loss Per Share and Shareholders’ Deficit

The Company has issued four classes of shares. Holders of A ordinary shares (par value of £1) are entitled to one vote for each A ordinary share held. Each A ordinary shareholder is entitled pari passu to dividend payments or any other distributions.

In January 2012, the Company issued 4,469,417 of B ordinary shares with par value of £0.0001, which have no voting rights. These shares vest annually in equal installments over a period of five years, and all shares became vested on January 12, 2017. B ordinary shareholders are entitled to income rights in proportion to the A ordinary shareholders based on the number of shares held only after $206 million has been returned in aggregate to the holders of A ordinary shares, the C ordinary shares and the C2 ordinary shares.

As described in Note 16, C Ordinary Shares, in August and November 2019, the Company issued 6,933,004 redeemable C ordinary shares (par value of £1) to the same unrelated third party in two separate transactions. The Company issued an additional 9,502,993 redeemable C ordinary shares (par value of £1) to a separate unrelated third party in May 2020. The holders of redeemable C ordinary shares are entitled to one vote for each share held. In addition, so long as certain conditions are met, each of the investors will be entitled to appoint one non-executive director and one non-voting observer director to the Company’s board and will also have certain veto rights with respect to a sale of the Company prior to August 23, 2024. All redeemable C ordinary shares are entitled to dividend payments or any other distributions on a pari passu basis with other classes of ordinary shares. Upon a public listing of the Company’s shares, the redeemable C ordinary shares will convert into the same class of shares as the A ordinary shares on a 1:1 basis, subject to certain anti-dilution protection, whereby the holders of the redeemable C ordinary shares will receive additional shares if the value of the as-converted redeemable C ordinary shares is less than the investors’ initial subscription price.

Separate from the redeemable C ordinary shares discussed above, in December 2020, the Company converted 1,710,546 A ordinary shares into 1,710,546 C ordinary shares which are not redeemable by the Company. These C ordinary shares do not have any voting or veto rights. The shares are entitled to dividend payments or any other distributions on a pari passu basis with other classes of ordinary shares. Upon a public listing of the Company’s shares, the C ordinary shares will convert into the same class of shares as the A ordinary shares on a 1:1 basis, subject to certain anti-dilution protection, whereby the holders of the C ordinary shares will receive additional shares if the value of the as-converted C ordinary shares is less than the investors’ initial purchase price.

In December 2019, the Company issued 3,326,048 of non-voting C2 ordinary shares with par value of £1 to an unrelated third party. The Company received $15 million from the third-party investor during the fiscal year ended December 30, 2018, prior to the legal issuance of C2 ordinary shares. The Company incurred $1 million of share issuance costs in connection with this transaction. The C2 ordinary shares are entitled to dividend payments or any other distributions on a pari passu basis with other classes of ordinary shares.

In August 2020, the Company established its 2020 Equity and Incentive Plan, under which employees received SARs and Growth Shares which will be settled in D ordinary shares (par value of £0.0001). As of January 3, 2021, there are 2,850,897 D ordinary shares issued and outstanding. Any additional D ordinary shares may be issued only pursuant to the Plan or any other approved incentive plans of the Company. The D ordinary shares do not have any voting rights. D ordinary shareholders are entitled to income and distribution rights in proportion to the A ordinary, B ordinary, C ordinary and C2 ordinary shareholders based on the number of shares held only after $1,800 million has been returned to the holders of all other classes of ordinary shares.

The Company computes loss per share of A ordinary shares, B ordinary shares, C ordinary shares, and C2 ordinary shares using the two-class method.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The table below illustrates the reconciliation of the loss and the number of shares used in the calculations of basic and diluted loss per share:

	January 3, 2021
(in thousands except share and per share amounts)	A Ordinary Shares	B Ordinary Shares	C Ordinary Shares	C2 Ordinary Shares
Computation of basic and diluted loss per share
Net loss attributable to Soho House Holdings Limited	$(203,295)	$(5,430)	$(15,695)	$(4,041)
Less: Cumulative preferred shares undeclared dividends redeemable upon change of control	(3,782)	(101)	(292)	(75)

Net loss adjusted for preferred shares dividends	$(207,077)	$(5,531)	$(15,987)	$(4,116)

Weighted average shares outstanding for basic and diluted earnings per share	167,333,636	4,469,417	12,918,609	3,326,048

Basic and diluted loss per share	$(1.24)	$(1.24)	$(1.24)	$(1.24)

	December 29, 2019
(in thousands except share and per share amounts)	A Ordinary Shares	B Ordinary Shares	C Ordinary Shares	C2 Ordinary Shares
Computation of basic and diluted loss per share
Net loss attributable to Soho House Holdings Limited	$(122,929)	$(3,301)	$(1,478)	$(34)
Less: Cumulative preferred shares undeclared dividends redeemable upon change of control	(3,187)	(86)	(38)	(1)
Less: Preferred shares declared dividends	(351)	(9)	(4)	—

Net loss adjusted for preferred shares dividends	$(126,467)	$(3,396)	$(1,520)	$(35)

Weighted average shares outstanding for basic and diluted earnings per share	166,418,177	4,469,417	2,000,479	45,687

Basic and diluted loss per share	$(0.76)	$(0.76)	$(0.76)	$(0.76)

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

	December 30, 2018
(in thousands except share and per share amounts)	A Ordinary Shares	B Ordinary Shares
Computation of basic and diluted loss per share
Net loss attributable to Soho House Holdings Limited	$(88,969)	$(2,387)
Less: Cumulative preferred shares undeclared dividends redeemable upon change of control	(2,355)	(63)
Less: Preferred shares declared dividends	(1,242)	(33)

Net loss adjusted for preferred shares dividends	$(92,566)	$(2,483)

Weighted average shares outstanding for basic and diluted earnings per share	166,585,263	4,469,417

Basic and diluted loss per share	$(0.56)	$(0.56)

The net loss attributable to the Company in calculating basic and diluted EPS is adjusted for cumulative undeclared dividends in the period. The redemption of the cumulative preferred shares was not probable as of the balance sheet date, as there was no expected change of control of the Company.

The loss per share calculations for the fiscal years ended January 3, 2021 and December 29, 2019 exclude additional shares that would be issuable to the holders of redeemable C ordinary shares in the event of a public listing that resulted in the value of the redeemable C ordinary shares being less than the investor’s initial subscription price, because the impact of including such additional shares would be anti-dilutive. The loss per share calculation for the fiscal year ended January 3, 2021 also excludes D ordinary shares, as the related Growth Shares have not yet vested and the inclusion of D ordinary shares in diluted loss per share would be anti-dilutive. There were no shares excluded from the EPS calculation for the fiscal year ended December 30, 2018.

18.	Commitments and Contingencies

Litigation Matters

The Company is not a party to any litigation other than litigation in the ordinary course of business. The Company’s management and legal counsel do not expect that the ultimate outcome of any of its currently ongoing legal proceedings, individually or collectively, will have a material adverse effect on the Company’s consolidated financial statements.

Commitments and Contingencies

In connection with the closure of Houses across the world beginning on March 14, 2020, the Company in its discretion issued membership credits to members to be redeemed for certain Soho House products and services. Membership credits were issued as a one-time goodwill gesture deemed to be a marketing offer to members, and were initially set to expire on December 31, 2020. The liability associated with the membership credits is derecognized based on the usage of credits and the cost of the inventory or services to fulfill the Company’s obligation to its members; this liability is classified within accrued liabilities on the Company’s consolidated balance sheet. In December 2020, the Company made the decision in its discretion

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

to extend the expiration date to June 30, 2021 as a result of the continuing impact of the COVID-19 pandemic, resulting in a significant number of the Houses remaining closed or operating at a reduced capacity for longer periods than the Company originally expected. In March 2021, the Company decided in its discretion to further extend the expiration date to September 30, 2021. The Company simultaneously adjusted its obligation based on its best estimate of the cost to be incurred. The maximum cost the Company could incur is approximately $21 million, however this is highly unlikely and the liability recorded reflects management’s best estimate of the redemption rate applied to the membership credits issued. The redemption rate is based on the Company’s cumulative experience to-date. Accordingly, an estimated liability of $12 million was accrued as of January 3, 2021. There are associated marketing expenses of $12 million that were incurred over the period and included within other expense in the consolidated statements of operations.

On December 7, 2017, 139 Ludlow Acquisition LLC entered into a loan agreement with Natixis Real Estate Capital LLC. The borrower is a joint venture owned in equal thirds by Soho 139 Holdco, LLC (an entity controlled by the Company) and its two partners. Pursuant to the loan agreement, the lender advanced $33.5 million, the bulk of which proceeds were used to extinguish and refinance the borrower’s previous mortgage loan with Centennial Bank. The loan is secured with a first priority mortgage and security interest on the real property known as 139 Ludlow Street, New York (including an assignment of leases and rents and other customary mortgage documents).

The loan is generally “non-recourse”, but subject to standard “carve-outs” for which US AcquireCo, Inc. (a wholly-owned subsidiary of the Company) and its joint venture partners (the “Guarantors”) provided a guarantee of recourse obligations, pursuant to which such Guarantors are jointly and severally obligated to pay (without any cap or limit) the amounts of any actual loss, damage, cost, expense, liability, claim or other obligation incurred by the lender.

In August 2014, the Company entered into a security arrangement with regards to Raycliff Red LLP’s (a VIE’s) £4 million bank loan to redevelop a property into an overflow location for Shoreditch House hotel rooms in the United Kingdom. In May 2016, the VIE extended the existing loan to £10 million to, inter alia, purchase an adjoining property that was redeveloped as an overflow location for Shoreditch House hotel rooms. In May 2017, the VIE extended the existing loan to £20 million. In July 2018, the facility was extended by a further £365,000. The Company has provided security in respect of the loan by granting the lender a charge over its membership interest in the VIE. The security will remain in effect until the VIE’s bank loan is repaid in full to the lender. In October 2019, the VIE entered into a term loan facility agreement with a new lender, the proceeds of which were used to repay the previous bank loan. As of January 3, 2021, the outstanding balance of the VIE’s term loan was £21 million ($29 million). The Company has provided security in respect of the term loan by granting the lender a charge over its membership interest in the VIE. The security will remain in effect until the VIE’s term loan is repaid in full to the lender.

In January 2014, the Company committed to invest €10 million in Soho House Barcelona, for the entity to redevelop a property into Soho House Barcelona in Spain. As of January 1, 2017, the Company had advanced €10 million of its commitment, of which €5 million was in cash and €5 million was in the form of a convertible loan (which converted to shares on November 30, 2016). There was no further activity during the fiscal year ended December 30, 2018. The cash loan matured on September 30, 2019 and was converted into shares in December 2019. Following its redevelopment, the Company began operating the property in October 2016 and has agreed to meet certain performance targets in the first five years of operations. If unmet, the Company must cure any performance shortfall for a maximum exposure of €4.4 million in 2019 and adjusted for inflation every year thereafter.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

On November 18, 2016, an existing mortgage loan over the property was novated by the VIE to Banca March and extended to a total commitment of €18 million. This loan was further extended to a total commitment of €39.5 million on March 21, 2019, and a portion of the proceeds was used to redeem an existing €18 million mezzanine facility from Orca Finance and Invest Ltd to Mirador Barcel S.L. The Banca March loan is secured by way of mortgage over the Soho House Barcelona.

On June 19, 2013, the Company entered into an operating agreement with an unrelated third party to operate a property in Istanbul as Soho House Istanbul. Under the operating agreement, the Company has agreed to meet certain performance targets from the second operating year, which commenced in March 2015. The performance targets are subject to annual index increases of 2.5%. If the performance targets are not met, the Company must cure any performance shortfall up to a maximum exposure of €3 million in any given year. To date, the Company considers that the performance targets have not been applicable on the basis that a force majeure event has occurred and been ongoing pursuant to the terms and conditions of the operating agreement.

In June 2018, the Company issued a Letter of Guarantee, secured by The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, in place of a cash deposit totaling HKD 40.6 million ($5 million) to the landlord of Soho House Hong Kong in connection with the lease of the property. Subject to certain criteria, the bank guarantee reduces annually to HKD 32.4 million ($4 million) on the first anniversary of the Letter of Guarantee and HKD 24.3 million ($3 million) on the second anniversary. In addition, in June 2018, Soho House (Hong Kong) Limited drew down $6.5 million pursuant to a loan agreement with Bright Success Investment Limited dated July 12, 2017 (as amended June 1, 2018 and March 7, 2019).

Certain subsidiaries of the Company guarantee the obligations of Soho Restaurants Limited (and its subsidiaries) under eight property leases (the “Soho Restaurants Guarantees”) with respect to any required rental or other payments under these guaranteed leases. The Soho Restaurants Guarantees are historical lease guarantees that have remained in place following the spin out of Soho Restaurants Limited from the Company in December 2017. The lease guarantees are all full lease term guarantees. The maximum exposure under these guarantees is $1 million in any given year. While the Company incurred operational expenses supporting Soho Restaurants Limited, prior to its consolidation of this entity, the Company has not made any guarantee payments nor has it become obligated to make any payments pursuant to any Soho Restaurants Guarantee.

The Company believes the likelihood of having to perform under the aforementioned operations performance and lease guarantees was remote as of January 3, 2021 and December 29, 2019.

Capital Commitments

As of January 3, 2021, capital expenditure commitments contracted for but not yet incurred total $1 million and are related primarily to Soho House Hong Kong. As of December 29, 2019, capital expenditure commitments contracted for but not yet incurred totaled $20 million and were related to the development agreement on the DTLA property, Soho House Hong Kong, Soho House Austin, and Soho Works Limited.

Business Interruption Insurance

The Company maintains insurance policies to cover business interruption with terms that it believes to be adequate and appropriate. These policies may be subject to applicable deductible or retention amounts, coverage limitations and exclusions and may not be sufficient to cover all of the losses incurred. The Company did not incur any losses during the fiscal years ended January 3, 2021 and December 29, 2019. Losses incurred during the fiscal year ended December 30, 2018 were not material.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

19.	Defined Contribution Plan

The Company operates a defined contribution pension plan, an occupational plan to which an individual and their employer make contributions. The assets of the plan are held separately from those of the Company in an independently administered fund. The plan charge amounted to $11 million, $10 million, and $8 million in the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively. There were no outstanding or prepaid contributions at either the beginning or end of the fiscal years presented in these consolidated financial statements.

20.	Income Taxes

Below are the components of loss before income taxes for the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018 under the following tax jurisdictions:

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Domestic	$(137,120)	$(87,880)	$(87,836)
Foreign	(98,931)	(35,652)	(1,968)

	$(236,051)	$(123,532)	$(89,804)

The provision for income taxes is as follows:

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Current tax expense
Domestic	$7	$135	$—
Foreign	558	4,469	1,842

Total current	$565	$4,604	$1,842

Deferred tax (benefit) expense
Domestic	$—	$—	$(1,955)
Foreign	(1,341)	(136)	156

Total deferred	(1,341)	(136)	(1,799)

Total income tax (benefit) expense	$(776)	$4,468	$43

Effective income tax rate	0%	(4%)	0%

A reconciliation of the UK statutory income tax rate to the consolidated effective income tax rate is as follows:

	January 3, 2021	December 29, 2019	December 30, 2018
Benefit at UK statutory income tax rate	19%	19%	19%
Non-deductible expenses	0%	(3%)	(4%)
Change in unrecognized tax benefits	0%	(2%)	(3%)
Movement in valuation allowances	(24%)	(21%)	(11%)
Differences in tax rates in other jurisdictions	1%	(1%)	0%
Change in tax rates	1%	0%	0%
Other	3%	4%	(1%)

Effective income tax rate	0%	(4%)	0%

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The effective income tax rate for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018 differs from the UK statutory rate of 19%, 19%, and 19%, respectively. The difference for the fiscal years ended January 3, 2021 and December 29, 2019 is primarily due to current period losses in certain jurisdictions that require an additional valuation allowance.

Deferred Income Taxes

Deferred tax assets and liabilities consist of the following:

(in thousands)	January 3, 2021	December 29, 2019
Deferred tax assets
Property and equipment, net	$16,578	$11,414
Intangible assets	1,492	1,623
Other short-term differences	5,056	3,682
Investment in partnership	—	776
Interest limitation carryforward	47,783	31,786
Tax losses	88,178	30,620

Total gross deferred tax assets	159,087	79,901
Valuation allowance	(131,426)	(68,235)

Total deferred tax assets	27,660	11,666

Deferred tax liabilities
Property and equipment, net	(328)	(523)
Intangible assets	(12,077)	(11,371)
Other	(452)	(1,922)
Investment in partnership	(15,726)	—

Total gross deferred tax liabilities	(28,583)	(13,816)

Total net deferred tax assets (liabilities)	$(922)	$(2,150)

Total net deferred taxes are classified as follows:

(in thousands)	January 3, 2021	December 29, 2019
Non-current deferred tax assets	$377	$127
Non-current deferred tax liabilities—Greece	(1,299)	(2,277)

	$(922)	$(2,150)

As of January 3, 2021, deferred tax assets related to tax losses were $88 million and interest limitation carryforwards were $48 million which can be used to offset future taxable income. This includes $56 million net operating losses, or “NOLs”, and $18 million interest limitation carryforwards in the US; $20 million tax losses and $30 million interest limitation carryforwards in the UK; $3 million tax losses in the Netherlands and $6 million tax losses in Hong Kong. Deferred tax assets related to NOLs generated in the US of $32 million will not expire. Deferred tax assets related to federal and state NOL carryforwards which were generated in the US of $15 million and $9 million will expire, if not utilized, in 2031 to 2038 and in 2027 to 2038, respectively. Interest limitation carryforwards in the US do not expire. Deferred tax assets related to tax losses and interest limitation carryforwards in the UK of $50 million will not expire.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

Deferred tax asset related to tax losses in the Netherlands of $3 million will expire if not utilized, in 2023 to 2028. Deferred tax assets related to tax losses in Hong Kong of $6 million will not expire.

As of December 29, 2019, deferred tax assets related to tax losses were $31 million and interest limitation carryforwards were $32 million which can be used to offset future taxable income. This includes $21 million net operating losses, or “NOLs”, and $15 million interest limitation carryforwards in the US; $4 million tax losses and $17 million interest limitation carryforwards in the UK; $2 million tax losses in the Netherlands and $3 million tax losses in Hong Kong. Deferred tax assets related to NOLs generated in the US of $2 million will not expire. Deferred tax assets related to NOL carryforwards which were generated in the US of $14 million will expire, if not utilized, in 2031 to 2038. Interest limitation carryforwards in the US do not expire. Deferred tax assets related to tax losses and interest limitation carryforwards in the UK of $21 million will not expire. Deferred tax asset related to tax losses in the Netherlands of $2 million will expire if not utilized, in 2023 to 2027. Deferred tax assets related to tax losses in Hong Kong of $3 million will not expire.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has concluded that it is not more likely than not that the majority of the deferred tax assets can be realized and therefore a valuation allowance has been assigned to these deferred tax assets. If the Company is subsequently able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then it may be required to recognize these deferred tax assets through the reduction of the valuation allowance which could result in a material benefit to the results of operations in the period in which the benefit is determined.

During the fiscal year ended January 3, 2021, the valuation allowance for deferred tax assets increased by $62 million. This increase mainly relates to incremental valuation allowances recorded against deferred tax assets in the UK, US, Netherlands and Hong Kong arising in the period.

As of January 3, 2021, the Company has $59 million (December 29, 2019: $25 million), $62 million (December 29, 2019: $37 million), $3 million (December 29, 2019: $2 million), and $6 million (December 29, 2019: $4 million) in valuation allowances against the net UK, US, Dutch, and Hong Kong deferred tax assets, respectively.

A portion of the Company’s US deferred tax assets relates to net operating losses, the use of which may not be available as a result of limitations on the use of acquired losses under Section 382 of the US tax code. With respect to these operating losses, there is no assurance that they will be used given the current assessment of the limitations on their use or the current projection of future taxable income in the entities to which these losses relate.

The deferred tax liability relating to investment in partnership arises on Soho House US Corporation’s 99.66% ownership of Soho House LLC, which is treated as a partnership for US tax purposes and which contains the majority of the Company’s US operations.

As of January 3, 2021, the Company had no undistributed earnings on which to provide tax. In the event the Company’s subsidiaries become profitable, any distributions will not be taxable due to the UK dividends received exemption regime.

Uncertain Tax Positions

The Company recognizes tax liabilities when, despite its belief that its tax return positions are supportable, management believes that certain positions may not be fully sustained upon review by tax authorities. Each

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

period the Company assesses uncertain tax positions for recognition, measurement and effective settlement. Benefits from uncertain tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement—the more likely than not recognition threshold. Where the Company has determined that its tax return filing position does not satisfy the more-likely-than-not recognition threshold, the Company has recorded no tax benefits.

The ongoing assessments of the more-likely-than-not outcomes of uncertain tax positions require judgment and can increase or decrease the Company’s effective tax rate, as well as impact its operating results. The specific timing of when the resolution of each tax position will be reached is uncertain. As of January 3, 2021, the Company believes it is reasonably possible that the uncertain tax benefits recorded as of January 3, 2021 will be reduced by $3 million as a result of expiry of the relevant statute of limitation in the UK.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Balance at beginning of year	$9,221	$7,147	$5,018
Additions related to the current year	1,996	3,040	2,480
Reductions due to expiry of state of limitations	(1,356)	(1,234)	—
Change in tax rate	1,478	—	—
Foreign exchange	(46)	268	(351)

Balance at end of year	$11,293	$9,221	$7,147

During the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, the Company did not recognize any interest and penalties associated with its unrecognized tax benefits in its consolidated statements of operations. As of January 3, 2021, if recognized, $11 million of its unrecognized tax benefits, including interest and penalties, would have no impact on the Company’s effective tax rate as a full valuation allowance would be applied.

In the UK, US and Greece, the earliest tax years that remain subject to examination by the tax authorities are 2018, 2015, and 2016, respectively. To the extent US tax attributes generated in closed years are carried forward into years that are open to examination, they may be subject to adjustment in audit.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law, which, among other items, reduced the federal corporate income tax rate from 35% to 21%. As a result, the federal portion of the Company’s deferred taxes as of December 30, 2018 and all future periods have been revalued at the reduced 21% rate.

The Company has completed its accounting for the income tax effects of certain elements of the Act. The Act creates a new requirement that certain income such as Global Intangible Low-Taxed Income (“GILTI”) earned by a controlled foreign corporation (“CFC”) must be included in the gross income of its US parent. The Company has not identified any further financial statement impacts of the Act and therefore no adjustments have been recorded.

21.	Segments

The Company’s core operations comprise of Houses and restaurants across a number of territories, which are managed on a geographical basis. There is a segment managing director for each of the UK, North America, and Europe and Rest of the World (“RoW”) who is responsible for Houses, hotels and restaurants

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

in that region. Each operating segment manager reports directly to the Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and President combined. In addition to Houses and restaurants, the Company offers other products and services, such as retail, home & beauty products and services, which comprise its Retail, Home & Beauty operating segment. The Company also provides build-out and design services, which comprise its Soho House Design operating segment. The Retail, Home & Beauty and Soho House Design operating segments also have segment managers which report directly to the CODM and are managed separately from the Houses and hotels in each region.

The Company has identified the following four reportable segments:

•	UK

•	North America

•	Europe and RoW

•	Soho House Design

The Company analyzed the results of the Retail, Home & Beauty and Soho Works operating segments and concluded that they did not warrant separate presentation as reportable segments as they do not provide additional useful information to the readers of the financial statements. Therefore, these segments are included as part of an “All Other” category.

Intercompany revenue and costs among the reportable segments are de minimis and accounted for as if the sales were to third parties because these items are based on negotiated fees between the segments involved. All intercompany transactions and balances are eliminated in consolidation. Intercompany revenue and costs between entities within a reportable segment are eliminated to arrive at segment totals. Segment revenue includes revenue of certain equity method investments, which are considered standalone operating segments, which are therefore not included in revenue as part of these consolidated financial statements. Eliminations between segments are separately presented. Corporate results include amounts related to Corporate functions such as administrative costs and professional fees. Income tax expense is managed by Corporate on a consolidated basis and is not allocated to the reportable segments.

The Company manages and assesses the performance of the reportable segments by adjusted EBITDA, which is defined as net income (loss) before depreciation and amortization, interest expense, net, provision (benefit) for income taxes, adjusted to take account of the impact of certain non-cash and other items that the Company does not consider in its evaluation of ongoing operating performance. These other items include, but are not limited to, loss (gain) on sale of property and other, net, share of loss (profit) from equity method investments, foreign exchange, pre-opening expenses, non-cash rent, deferred registration fees, net, share of equity method investments adjusted EBITDA, share-based compensation expense as well as other expenses, net.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The following tables present disaggregated revenue for the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018 and the key financial metrics reviewed by the CODM for the Company’s reportable segments.

	January 3, 2021
(in thousands)	North America	UK	Europe & RoW	Soho House Design	Reportable Segment Total	All Other	Total
Membership revenues	$98,478	$54,765	$22,884	$—	$176,127	$10,595	$186,722
In-House revenues	50,684	53,563	28,904	—	133,151	—	133,151
Other revenues	23,869	23,610	6,282	13,763	67,524	27,526	95,050

Total segment revenue	173,031	131,938	58,070	13,763	376,802	38,121	414,923
Elimination of intersegment revenue	—	—	—	—	—	—	—
Elimination of equity accounted revenue	(16,783)	(3,140)	(10,624)	—	(30,547)	—	(30,547)

Consolidated revenue	$156,248	$128,798	$47,446	$13,763	$346,255	$38,121	$384,376

	December 29, 2019
(in thousands)	North America	UK	Europe & RoW	Soho House Design	Reportable Segment Total	All Other	Total
Membership revenues	$98,495	$53,399	$17,691	$—	$169,585	$9,803	$179,388
In-House revenues	138,813	132,736	65,708	—	337,257	—	337,257
Other revenues	44,721	50,718	30,646	23,331	149,416	32,945	182,361

Total segment revenue	282,029	236,853	114,045	23,331	656,258	42,748	699,006
Elimination of intersegment revenue	(801)	(144)	(458)	—	(1,403)	—	(1,403)
Elimination of equity accounted revenue	(23,726)	(6,175)	(25,667)	—	(55,568)	—	(55,568)

Consolidated revenue	$257,502	$230,534	$87,920	$23,331	$599,287	$42,748	$642,035

	December 30, 2018
(in thousands)	North America	UK	Europe & RoW	Soho House Design	Reportable Segment Total	All Other	Total
Membership revenues	$84,378	$44,146	$14,132	$—	$142,656	$—	$142,656
In-House revenues	132,176	112,479	48,052	—	292,707	—	292,707
Other revenues	40,994	64,079	4,570	96,777	206,420	30,621	237,041

Total segment revenue	257,548	220,704	66,754	96,777	641,783	30,621	672,404
Elimination of intersegment revenue	—	—	—	(42,438)	(42,438)	(5,428)	(47,866)
Elimination of equity accounted revenue	(20,966)	(2,758)	(25,509)	—	(49,233)	—	(49,233)

Consolidated revenue	$236,582	$217,946	$41,245	$54,339	$550,112	$25,193	$575,305

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The following tables present the reconciliation of reportable segment adjusted EBITDA to total consolidated segment revenue and the reconciliation of net loss to adjusted EBITDA:

	January 3, 2021
(in thousands)	North America	UK	Europe & RoW	Soho House Design	Reportable Segment Total	All Other	Total
Total consolidated segment revenue	$156,248	$128,798	$47,446	$13,763	$346,255	$38,121	$384,376
Total segment operating expenses	(131,444)	(115,022)	(50,677)	(19,281)	(316,424)	(40,078)	(356,502)
Share of equity method investments adjusted EBITDA	2,647	132	784	—	3,563	—	3,563

Reportable segments adjusted EBITDA	27,451	13,908	(2,447)	(5,518)	33,394	(1,957)	31,437
Unallocated corporate overhead							(31,211)

Consolidated adjusted EBITDA							226
Depreciation and amortization							(69,802)
Interest expense, net							(77,792)
Income tax benefit							776
Gain on sale of property and other							98
Share of loss of equity method investments							(3,627)
Foreign exchange							3,354
Pre-opening expenses							(21,058)
Non-cash rent							(15,627)
Deferred registration fees, net							(1,149)
Share of equity method investments adjusted EBITDA							(3,563)
Share-based compensation expense							(2,618)
Other expenses, net(1)							(44,493)

Net loss							$(235,275)

(1)

Represents other items included in operating expenses, which are outside the normal scope of the Company’s ordinary activities or non-cash, including expenses incurred in respect of membership credits of $12 million and other COVID-19 related charges of $5 million, as well as abandoned project costs of $7 million and corporate restructuring costs of $6 million.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

	December 29, 2019
(in thousands)	North America	UK	Europe & RoW	Soho House Design	Reportable Segment Total	All Other	Total
Total consolidated segment revenue $	$257,502	$230,534	$87,920	$23,331	$599,287	$42,748	$642,035
Total segment operating expenses	(210,577)	(189,385)	(74,827)	(23,757)	(498,546)	(36,968)	(535,514)
Share of equity method investments adjusted EBITDA	3,674	802	2,271	—	6,747	—	6,747

Reportable segments adjusted EBITDA	50,599	41,951	15,364	(426)	107,488	5,780	113,268
Unallocated corporate overhead							(27,413)

Consolidated adjusted EBITDA							85,855
Depreciation and amortization							(57,139)
Interest expense, net							(64,108)
Income tax expense							(4,468)
Loss on sale of property and other, net							(1,340)
Share of profit of equity method investments							774
Foreign exchange							3,465
Pre-opening expenses							(23,437)
Non-cash rent							(33,128)
Deferred registration fees, net							(6,633)
Share of equity method investments adjusted EBITDA							(6,747)
Other expenses, net							(21,094)

Net loss							$(128,000)

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

	December 30, 2018
(in thousands)	North America	UK	Europe & RoW	Soho House Design	Reportable Segment Total	All Other	Total
Total consolidated segment revenue $	$236,582	$217,946	$41,245	$54,339	$550,112	$25,193	$575,305
Total segment operating expenses	(187,544)	(175,968)	(36,225)	(54,977)	(454,714)	(24,925)	(479,639)
Share of equity method investments adjusted EBITDA	3,366	305	2,206	—	5,877	—	5,877

Reportable segments adjusted EBITDA	52,404	42,283	7,226	(638)	101,275	268	101,543
Unallocated corporate overhead							(24,545)

Consolidated adjusted EBITDA							76,998
Depreciation and amortization							(48,387)
Interest expense, net							(57,700)
Income tax expense							(43)
Loss on sale of property and other							(639)
Share of profit of equity method investments							270
Foreign exchange							(1,315)
Pre-opening expenses							(20,323)
Non-cash rent							(9,434)
Deferred registration fees, net							(6,877)
Share of equity method investments adjusted
EBITDA							(5,877)
Other expenses, net							(16,520)

Net loss							$(89,847)

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Net loss	$(235,275)	$(128,000)	$(89,847)
Depreciation and amortization	69,802	57,139	48,387
Interest expense, net	77,792	64,108	57,700
Income tax (benefit) expense	(776)	4,468	43

EBITDA	(88,457)	(2,285)	16,283
(Gain) loss on sale of property and other, net	(98)	1,340	639
Share of loss (profit) from equity method investments	3,627	(774)	(270)
Foreign exchange	(3,354)	(3,465)	1,315
Pre-opening expenses	21,058	23,437	20,323
Non-cash rent	15,627	33,128	9,434
Deferred registration fees, net	1,149	6,633	6,877
Share of equity method investments adjusted EBITDA	3,563	6,747	5,877
Share-based compensation expense	2,618	—	—
Other expenses, net	44,493	21,094	16,520

Adjusted EBITDA	$226	$85,855	$76,998

The following table presents long-lived asset information (which includes property and equipment, net, operating lease right-of-use assets, equity method investments and other non-current assets) by geographic area as of January 3, 2021 and December 29, 2019. Asset information by segment is not reported internally or otherwise regularly reviewed by the CODM.

(in thousands)	January 3, 2021	December 29, 2019
Long-lived assets by geography
United Kingdom	$567,093	$496,625
North America	760,864	695,874
All other foreign countries	327,582	323,846

Total long-lived assets	$1,655,539	$1,516,345

22.	Related Party Transactions

In 2017, Soho Works Limited entered into a term loan facility agreement with two individuals who are the holders of the Company’s redeemable preferred shares. In December 2019, Soho Works Limited drew £11 million ($14 million) under this facility. For additional information, refer to Note 12, Debt – Related Party Loans.

In 2013, 2016, 2018, and 2019, the Company entered into certain loans with its existing shareholders, affiliates of The Yucaipa Companies, LLC, Richard Caring and Nick Jones. These loans have been repaid or converted into ordinary shares of the Company as of January 3, 2021. For additional information, refer to Note 12, Debt – Related Party Loans.

In June 2019, Soho House Limited made an interest free loan of less than $1 million to Nick Jones. The loan is due on demand and remains outstanding as of January 3, 2021.

In 2016, Soho Works Limited, a consolidated VIE, entered into an agreement to lease a property under construction by the landlord with Store Holding Group Ltd, a wholly-owned subsidiary of the

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

noncontrolling interest holders of SWL. The handover of six floors of the leased property occurred on a floor-by-floor basis upon substantial completion of landlord improvements, resulting in multiple lease commencement dates in 2019. Lease commencement for the remaining four floors commenced during 2020 upon substantial completion of landlord improvements. The operating lease asset, liability and rent expense associated with this lease were $100 million, $120 million, and $9 million, respectively as of and for the fiscal year ended January 3, 2021.

The amounts owed by (to) equity method investees due within one year are as follows:

(in thousands)	January 3, 2021	December 29, 2019
Soho House Toronto Partnership	$(1,787)	$(1,304)
Soho House—Cipura (Miami), LLC	1,427	1,986
Raycliff Red LLP	(684)	(1,428)
Mirador Barcel S.L.	773	145
Little Beach House Barcelona S.L.	1	(9)
Mimea XXI S.L.	149	779

	$(121)	$169

Amounts owed by equity method investees due within one year are included in prepaid expenses and other current assets on the consolidated balance sheets. Amounts owed to equity method investees due within one year are included in other current liabilities on the consolidated balance sheets.

The amounts owed by equity method investees due after more than one year are included in equity method investments, net on the consolidated balance sheets and are as follows:

(in thousands)	January 3, 2021	December 29, 2019
Soho House—Cipura (Miami), LLC	$—	$—
Raycliff Red LLP	—	4,470

	$—	$4,470

The Company is party to a property lease arrangement with The Yucaipa Companies LLC. The operating lease asset and liability associated with this lease were $12 million and $17 million as of January 3, 2021, respectively, and $14 million and $17 million as of December 29, 2019, respectively. Rent expense associated with this lease totaled $3 million, $2 million, and $2 million during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively.

Through Soho-Ludlow Tenant LLC, the Company is party to a property lease agreement dated May 3, 2019 for 137 Ludlow Street, New York with Ludlow 137 Holdings LLC, an affiliate of The Yucaipa Companies LLC. This lease runs for a term of 22 years until April 20, 2041, with options to extend for three additional five-year terms. The operating lease asset, liability, and rent expense associated with this lease are $9 million, $15 million, and $1 million, respectively, as of and for the fiscal year ended January 3, 2021. The operating lease asset, liability, and rent expense associated with this lease are $10 million, $11 million, and $1 million, respectively, as of and for the fiscal year ended December 29, 2019.

The Company leases the Ludlow property from 139 Ludlow Acquisition LLC, an equity method investee. This is a 25-year lease that commenced May 1, 2016. The operating lease asset, liability and rent expense associated with this lease were $31 million, $34 million, and $4 million, respectively, as of and for the fiscal year ended January 3, 2021. The operating lease asset, liability and rent expense associated with this lease

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

were $32 million, $35 million, and $4 million, respectively, as of and for the fiscal year ended December 29, 2019.

Soho House-Sydell, LLP received management fees, development fees and cost reimbursements from The Ned totaling $2 million, $4 million, and $4 million during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively.

The Company recognized income from the sale of products and Soho House Design services to The Ned of less than $1 million, less than $1 million, and $2 million during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively. As of January 3, 2021 and December 29, 2019 an amount of $1 million and $1 million, respectively, was due from The Ned to the Company related to these products and services.

The Company recognized reimbursement of costs in respect of services provided to a related party totaling $2 million, $2 million and $1 million during the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Revenues from Soho House Design services to various joint ventures totaled $7 million, $11 million, and $14 million during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively. In addition, revenue from Soho House Design services to owners of the Company totaled $2 million, less than $1 million, and $1 million during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively. As of January 3, 2021, and December 29, 2019, an amount of $2 million and $3 million, respectively, was due from owners of the Company.

Revenues from Soho House Design services to Soho Restaurants Limited totaled less than $1 million, $2 million and $12 million during the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. As of December 29, 2019, an amount of $10 million was due from Soho Restaurants Limited in relation to these services.

Rental income from owners of the Company was zero in all three fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018. As of January 3, 2021, and December 29, 2019, less than $1 million was due from owners of the Company in relation to these rental arrangements.

Prior to 2018, the Company entered into the Soho Restaurants Limited MSA in relation to certain centralized services being provided by the Company. In addition, the Company entered into the Quentin Partners MSA following the sale of its 50% interest in Soho Restaurants Limited during the fiscal year ended December 30, 2018. As part of the reorganization of Soho Restaurants Limited in August 2020, various notes payable and receivable held by Soho Restaurants Limited were acquired, settled, or, in some cases, forgiven. A total of less than $1 million, $1 million, and $1 million has been recharged to Soho Restaurants Limited and Quentin Partners under these agreements during the fiscal years ended January 3, 2021, December 29, 2019, and December 30, 2018, respectively.

During the fiscal year ended December 29, 2019, the Company determined that the full amount of the Soho Restaurants Loan Notes and other balances due from Soho Restaurants Limited were no longer recoverable; as a result, these amounts have been written off, and the Company recognized a charge of $10 million, which is included in other in the consolidated statements of operations.

23.	Subsequent Events

Redeemable C Ordinary Shares Investor Option

An investor option was provided in conjunction with the redeemable C ordinary shares issued on May 19, 2020. From May 19, 2020 until March 19, 2021, the unrelated investor was given the right to purchase

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

additional shares of up to $50 million at a price of $10.523 per share. In March 2021, the investor option was exercised for the full $50 million, and the Company issued an additional 4,751,496 redeemable C ordinary shares.

Extension of Debt Maturity Dates

The Company has signed an agreement to extend the maturities of both our revolving credit facility and Permira Senior Facility by twelve months to April 2023. The Permira Senior Facility is secured on a fixed and floating charge basis over the assets of the Company. As of January 3, 2021, the Company had £397 million ($542 million) and £60 million ($82 million) due associated with the Permira Senior Facility and the revolving credit facility, respectively.

Senior Secured Notes and Senior Preference Shares Issuance

On March 31, 2021, Soho House Bond Limited, a wholly-owned subsidiary of the Company, issued pursuant to a Notes Purchase Agreement senior secured notes, which were subscribed for by certain funds managed, sponsored or advised by Goldman Sachs & Co. LLC or its affiliates, in aggregate amounts equal to $295 million, €62 million ($73 million) and £53 million ($73 million) (the “Initial Notes”). The Notes Purchase Agreement includes an option to issue, and a commitment on the part of the purchasers to subscribe for, further notes in one or several issuances on or prior to March 31, 2022 in an aggregate amount of up to $100 million (the “Additional Notes” and, together with the Initial Notes, the “Notes”).

The Notes mature on March 31, 2027 and bear interest at a fixed rate equal to a cash margin of 2.0192% per annum for the Initial Notes or 2.125% per annum for any Additional Notes, plus a payment-in-kind (capitalized) margin of 6.1572% per annum for the Initial Notes or 6.375% per annum for any Additional Notes. The Notes issued pursuant to the Notes Purchase Agreement may be redeemed and prepaid for cash, in whole or in part, at any time in accordance with the terms thereof, subject to payment of redemption fees. The Notes are guaranteed and secured on substantially the same basis as the Company’s existing revolving credit facility. The Company incurred transaction costs of $9 million related to the Notes.

On March 31, 2021, the Company issued 12,970,766 senior convertible preference shares (the “Senior Preference Shares”) in an aggregate liquidation preference of $175 million, or approximately $13.49 per Senior Preference Share (the “Issuance Price”), to certain funds managed, sponsored or advised by Goldman Sachs & Co. LLC or its affiliates (the “Preference Share Investors”). In addition, the Preference Share Investors granted the Company the right to purchase, at the discretion of the Company at any time up to six months effective from March 31, 2021, 5,558,900 Senior Preference Shares in an aggregate liquidation preference of $75 million. The Senior Preference Shares rank senior in right of payment and priority to all other classes of shares of the Company and junior in right of payment to all classes of indebtedness of the Company.

The Senior Preference Shares accrue a non-cash dividend of 8% per annum on the investment amount of the Senior Preference Shares plus all previously compounded non-cash dividends. Holders of the Senior Preference Shares are able to automatically convert the shares into ordinary shares upon the completion of an initial public offering at a discount to the price of publicly offered shares. The Company incurred transaction costs of $13 million related to the Senior Preference Shares.

The net proceeds from the Initial Notes and the Senior Preference Shares were used to repay all amounts outstanding under the Permira Senior Facility and the US government-backed bank loan. The remaining amounts will be used for general corporate purposes.

Soho House Holdings Limited

Notes to Consolidated Financial Statements

January 3, 2021, December 29, 2019, and December 30, 2018

The Company has also drawn an additional £10 million ($14 million) on its existing revolving credit facility to fund its working capital and made an additional drawdown of €2 million ($2 million) on a loan that is financing the build-out costs and capital expenditures related to Soho House Paris, which is expected to open in 2021.

Issuance of Share Based Awards

In March 2021, the Company issued 1,643,216 SARs to certain employees and executive officers of the Company.

             CLASS A COMMON STOCK

PROSPECTUS

Joint Book-Running Managers

J.P. MORGAN

MORGAN STANLEY

BOFA SECURITIES

HSBC

Through and including                     , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in our Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder (excluding the underwriters’ discount and commission). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE Listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Upon completion of this offering, our Certificate of Incorporation will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon the completion of this offering, our Certificate of Incorporation will provide that we will indemnify each person who was or is a party or is threatened to be made a party or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Certificate of Incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We plan to enter into indemnification agreements with each of our executive officers and directors. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

On March 31, 2021, Soho House Holdings Limited issued 12,970,766 senior convertible preference shares in an aggregate liquidation preference of $175 million, or approximately $13.49 per share, to certain funds managed, sponsored or advised by Goldman Sachs & Co. LLC or its affiliates. The shares accrue a non-cash dividend of 8% per annum on the investment amount of the shares plus all previously compounded non-cash dividends, with dividends accruing daily and compounding semiannually. Upon completion of the offering to which this registration statement relates, the shares will convert into a number of shares of the Registrant’s Class A common stock equal to the quotient of the investment amount of the shares (plus all accrued dividends compounded thereon) divided by the lesser of (i) the per issuance price and (ii) the product of the initial public offering price multiplied by a discount factor (which will be 0.825 until September 30, 2021). The senior convertible preference shares were issued for aggregate consideration of $175 million in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction does not involve a public offering.

The Registrant will issue                  shares of Class B common stock to certain existing holders of non-voting common stock of Membership Collective Group Inc. The shares of Class B common stock will be issued for nominal consideration in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction does not involve a public offering.

No underwriters were involved in the foregoing sales of securities.

The sales and issuances of shares described above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(a)(2) of the Securities Act, based on the following: (1) the investors confirmed to us that they were either “accredited investors,” as defined in Rule 501 of Regulation D promulgated under the Securities Act or had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (2) the investors acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act of 1933, as amended; and (3) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

Item 16.	Financial Statements and Exhibits.

(A)	Financial Statements. See Index to Financial Statements.

(B)	Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

2.1*	Stockholders’ Agreement, dated as of , among Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P. Richard Caring, Nick Jones, Membership Collective Group Inc. and certain other parties thereto

3.1*	Certification of Incorporation of Membership Collective Group Inc.

3.2*	Form of Amended and Restated Certification of Incorporation of Membership Collective Group Inc.

3.3*	Bylaws of Membership Collective Group Inc.

3.4*	Form of Amended and Restated Bylaws of Membership Collective Group Inc.

3.5*	Registration Rights Agreement, dated as of , among Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P., Richard Caring, Nick Jones, Membership Collective Group Inc. and certain other parties thereto

Exhibit Number	Description of Exhibit

3.6*	Form of Indemnification Agreement

4.1*	Form of Share Certificate for Class A common stock

4.2*	Form of Note

5.1*	Opinion of Sidley Austin LLP regarding the validity of the Class A common stock

10.1*†	Employment Agreement, dated January 13, 2012, between Soho House Holdings Limited and Nick Jones

10.2*†	Employment Agreement, dated , between Soho House Holdings Limited and Andrew Carnie

10.3*†	Employment Agreement, dated December 1, 2020, between Soho House Holdings Limited and Humera Afzal

10.4*

Revolving Facility Agreement, dated December 5, 2019, between Soho House & Co Limited, Soho House Bond Limited, the Original Borrowers party thereto, the Original Guarantors party thereto, HSBC UK Bank PLC, the Original Lenders party thereto, Global Loan Agency Services Limited and Glas Trust Corporation Limited.

10.5*	Note Purchase Agreement, dated March 23, 2021, among Soho House & Co Limited, Soho House Bond Limited, the Original Guarantors listed in Schedule I, the Original Notes Purchasers listed in Schedule I, Global Loan Agency Services Limited and GLAS Trust Corporation Limited

10.6†*	2020 Equity and Incentive Plan

10.7*†	2021 Equity and Incentive Plan

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 5.1 hereto)

23.2*	Consent of BDO LLP, independent registered public accounting firm

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Employment agreement or compensation plan

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nick Jones, the Company’s Chief Executive Officer, Humera Afzal, the Company’s Chief Financial Officer, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments (including post-effective amendments) hereto and any registration statements relating to the offering contemplated hereby filed pursuant to Rule 462(b) of the Securities Act, and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full right, power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or any of his, her or their substitute or substitutes, may lawfully have done or may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below as of                , 2021:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on                , 2021.

MEMBERSHIP COLLECTIVE GROUP INC.

BY:
NAME:
TITLE:

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below.

SIGNATURE	TITLE	DATE

Executive Chairman of the Board of Directors
Ronald Burkle		, 2021

Nick Jones	Chief Executive Officer and Director	, 2021

Humera Afzal	Chief Financial Officer (Principal Financial and Accounting Officer) and Authorized Representative in the United States	, 2021

Director
Richard Caring		, 2021

Director
, 2021

Director
, 2021